

Notice of 2026 Annual Meeting of Shareholders,
Proxy Statement and
2025 Annual Report



April 29, 2026

Dear fellow owners,

Across our businesses, 2025 was a year of stability while navigating one of the most prolonged logistics industry headwinds in recent history, further affected by shifts in tariffs and challenging global trade dynamics. Through it all, we remained committed to our ambition of setting the standard of excellence in the industry – as a service provider, as a business partner and as an employer. This principle continues to guide how Forward Air conducts business and shapes our strategies and investments as a trusted partner to our customers, team and communities.

2025 marked our first full year as a combined company following the acquisition of Omni Logistics. As we navigated the complexities of integrating two great companies, we learned a lot about who we are and what kind of organization we want to be. We are in the midst of a transformation into a global logistics provider and continuing this evolution remains our focus in 2026. Over the past two years, we have completely rebuilt our management team, consolidated duplicative real estate and reduced expenses to position Forward Air to take advantage of the tailwinds in the industry when the broader market improves.

All of this work has translated into steady financial performance, including generating $2.5 billion in revenue and $307 million in consolidated EBITDA in 2025. We also generated $44 million of cash from operating activities, which is a $113 million improvement compared to the prior year. Since the acquisition, we delivered more than $120 million in annualized savings through integration synergies and other cost reduction actions, which taken together with our financial results, keep us in a solid liquidity position exiting 2025.

2025 Highlights

I am pleased to share some highlights from 2025, during which:

- The Omni Logistics segment nearly doubled its Reported EBITDA, excluding the impact of goodwill, to $124 million compared to $67 million in 2024. Additionally, the margin improved to 9.2 percent compared to 5.6 percent the prior year;

- The Expedited Freight segment completed corrective pricing actions helping shed unprofitable freight from the network. Reported EBITDA for this segment improved to $111 million compared to $109 million in 2024. The margin also improved to 10.9 percent compared to 9.8 percent the prior year;

- We created our One Ground Network that unified our US operations, aligning our business into a more cohesive, agile and scalable operating model. With one leadership structure and integrated key service lines, we are operating more efficiently and continuing to deliver the outstanding solutions, service and customer relationships we are known for;

- We made several key additions to our leadership team, including Eric Brandt as Chief Commercial Officer and Fábio Mendunekas as President of Latin America. More recently in early 2026, Joanna

Zhu joined as President of Asia-Pacific and Lance Sons was named our new Chief Information Officer; and

- We unveiled a new Latin America regional structure spanning Mexico, Brazil, Peru, Columbia and Chila, anchored by our international freight station in Miami, enabling us to deliver industry-leading import and export security, reliability and service.

We finished 2025 with momentum despite economic headwinds and a significant ongoing organizational transformation. This performance underscores the resilience of our business, the strength of our team and illustrates that our transformation plan is working. I am confident in the foundation we are building and our position to benefit as freight markets stabilize and recover.

Looking Ahead

In 2026, our strategic focus remains on profitable, long-term growth through the expansion of synergistic service offerings that enhance customer value and revenue quality. We have two near-term transformation priorities – upgrading our tech stack through the rollout of a new ERP initiative and consolidating a decentralized global Human Resource Information System into one worldwide system – both of which are expected to drive greater efficiency, effectiveness and decision making across the company. Above all else, we will continue to prioritize excellent customer service, strong leadership and careful cost management.

As always, our global team moves us forward and our 2025 achievements would not be possible without their steadfast commitment and hard work.

We extend a sincere thank you to our teammates, customers, partners and shareholders for your continued support of Forward Air.

Sincerely,

Shawn Stewart
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

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☒   Definitive Proxy Statement

☐   Definitive Additional Materials

☐   Soliciting Material Pursuant to §240.14a-12

FORWARD AIR CORPORATION

(Name of Registrant as Specified in its Charter)

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FORWARD AIR CORPORATION
3200 Olympus Boulevard, Suite 300
Dallas, Texas 75019

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD JUNE 17, 2026

To the Stockholders of Forward Air Corporation:

You are cordially invited to attend the 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting") of Forward Air Corporation (the "Company") to be held on June 17, 2026, beginning at 8:00 a.m. CDT, at the Hilton Dallas/Southlake Town Square Hotel, 1400 Plaza Place, Southlake, TX 76092.

The purposes of this meeting are to:

1. **Proposal 1** — Elect five directors to serve until the 2027 Annual Meeting of Stockholders or until their respective successors are elected and qualified;

2. **Proposal 2** — Approve, on a non-binding, advisory basis, the compensation of the named executive officers;

3. **Proposal 3** — Ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the 2026 fiscal year; and

4. **Proposal 4** — Approve an amendment to the 2025 Omnibus Incentive Compensation Plan to increase the number of shares of common stock authorized for issuance thereunder.

Other business will be transacted as may properly come before the 2026 Annual Meeting and at any adjournment or postponement thereof.

We will make available a list of stockholders of record as of April 21, 2026, the record date (the "Record Date") for the 2026 Annual Meeting, for inspection by stockholders during normal business hours until June 16, 2026, at the Company's principal place of business, 3200 Olympus Boulevard, Suite 300, Dallas, Texas 75019.

Only holders of the Company's common stock, par value $0.01 per share ("Company Common Stock"), or fractional units of the Company's Series B Preferred Stock ("Company Series B Preferred Stock"), in each case, at the close of business on the Record Date are entitled to notice of and to vote at the 2026 Annual Meeting. **Our Board of Directors recommends a vote "FOR" each of the director nominees in Proposal 1 and a vote "FOR" Proposals 2, 3 and 4.**

It is important that your shares be represented at the 2026 Annual Meeting. Whether or not you expect to attend the 2026 Annual Meeting, please vote and submit your proxy over the Internet, by telephone or by mail. Please refer to the enclosed proxy card for specific voting instructions.

Under Securities and Exchange Commission rules that allow companies to furnish proxy materials to stockholders over the Internet, we have elected to make our proxy materials available to all of our stockholders over the Internet. We will be able to provide stockholders with the information they need, while at the same time lowering the cost of delivery. On or about April 29, 2026, we will commence sending to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice"), containing instructions on how to access our proxy statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on March 11, 2026. The Notice also provides instructions on how to vote online or vote by phone and includes instructions on how to receive a paper copy of the proxy materials by mail.

By Order of the Board of Directors,

Dallas, Texas   Michael L. Hance
April 29, 2026   Chief Legal Officer and Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2026 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 17, 2026.

TABLE OF CONTENTS

FORWARD AIR CORPORATION
3200 Olympus Boulevard, Suite 300
Dallas, Texas 75019

PROXY STATEMENT
FOR
2026 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THE 2026 ANNUAL MEETING AND VOTING

1. WHY AM I RECEIVING THESE PROXY MATERIALS?

You are receiving these proxy materials because you held Company Common Stock or Company Series B Preferred Stock, in each case on April 21, 2026, the record date (the "Record Date") for the 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting") to be held on June 17, 2026, beginning at 8:00 a.m. CDT, at the Hilton Dallas/Southlake Town Square Hotel, 1400 Plaza Place, Southlake, TX 76092. As a stockholder of record as of the Record Date, you are entitled to notice of, and to vote at, the 2026 Annual Meeting or any adjournment or postponement thereof.

We are furnishing proxy materials to our stockholders via the Internet by mailing the Notice, instead of mailing or emailing copies of those materials. The Notice directs stockholders to a website where they can access our proxy materials, including this Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 Annual Report"), and view instructions on how to vote via the Internet, mobile device, or by telephone. If you received a Notice and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice.

We are also furnishing a proxy card for the 2026 Annual Meeting, which is being solicited on behalf of the Board of Directors of the Company (the "Board"). The proxy materials contain detailed information about the matters to be voted on at the 2026 Annual Meeting and provide updated information about the Company to assist you in making an informed decision when voting your shares.

The Company began furnishing the proxy materials to stockholders on or about April 29, 2026 and will bear the cost of soliciting proxies on behalf of the Company for the 2026 Annual Meeting.

2. WHAT AM I BEING ASKED TO VOTE ON?

At the 2026 Annual Meeting, you will be asked to vote on the following four proposals. The Board recommendation for each of these proposals is set forth below.

Proposal	Board Recommendation
Proposal 1: Elect five directors to serve until the 2027 Annual Meeting of Stockholders or until their respective successors are elected and qualified.	**FOR each director nominee**
Proposal 2: Approve, on a non-binding, advisory basis, the compensation of the named executive officers ("Say on Pay").	**FOR**
Proposal 3: Ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the 2026 fiscal year.	**FOR**
Proposal 4: Approve an amendment to the Company's 2025 Omnibus Incentive Compensation Plan (the "2025 Omnibus Plan") to increase the number of shares of Company Common Stock authorized for issuance thereunder.	**FOR**

We will also consider other business that properly comes before the meeting in accordance with Delaware law and our bylaws (the "Bylaws").

3. WHO IS PARTICIPATING IN THIS SOLICITATION?

The Company has retained Innisfree M&A Incorporated ("Innisfree") to act as a proxy solicitor in conjunction with the 2026 Annual Meeting. The Company will bear the cost of soliciting proxies for the

2026 Annual Meeting. The Company will pay Innisfree a fee of $25,000 as compensation for its services and will reimburse it for its reasonable out-of-pocket expenses. Our officers and certain of our employees may also solicit proxies by mail, telephone, e-mail or facsimile transmission. They will not be paid additional remuneration for their efforts. Upon request, we will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of Company Common Stock or Company Series B Preferred Stock.

4.   WHO IS ENTITLED TO VOTE AT THE MEETING?

Owners of Company Common Stock or Company Series B Preferred Stock as of the close of business on the Record Date are entitled to vote at the 2026 Annual Meeting. Shares owned by you include shares you held on the Record Date (i) directly in your name as the stockholder of record (registered stockholder) and (ii) in the name of a broker, bank or other holder of record where the shares were held for you as the beneficial owner (in street name). Each share of Company Common Stock and each fractional unit of Company Series B Preferred Stock is entitled to one vote on each matter. As of the Record Date, there were 32,448,712 shares of Company Common Stock outstanding and entitled to vote and 8,616,520 fractional units of Company Series B Preferred Stock outstanding and entitled to vote. There are no other outstanding voting securities of the Company entitled to vote at the 2026 Annual Meeting. A complete list of registered stockholders entitled to vote at the 2026 Annual Meeting will be open to the examination of any stockholder during normal business hours from April 29, 2026 until June 16, 2026 at the Company's principal place of business.

5.   HOW DO I ATTEND THE 2026 ANNUAL MEETING?

Attendance at the 2026 Annual Meeting will be limited to stockholders, those holding proxies from stockholders and representatives of the Company. To gain admission to the 2026 Annual Meeting, you will need to bring identification and will need to show that you are a stockholder of the Company. If your shares are registered in your name and you plan to attend the 2026 Annual Meeting, please retain and bring the top portion of the enclosed proxy card as your admission ticket. If your shares are in the name of your broker or bank, you will need to bring evidence of your stock ownership, such as your most recent brokerage account statement.

6.   HOW DO I VOTE MY SHARES?

If you are a stockholder of record as of the Record Date, you may vote by any of the following methods:

- Voting by Internet.   You may vote via the Internet by signing on to the website identified on your proxy card and following the procedures described on the website. Internet voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on your proxy card. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by Internet, you should not return your proxy card.

- Voting by Telephone.   You may vote your shares by telephone by calling the toll-free telephone number provided on your proxy card. Telephone voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on your proxy card. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by telephone, you should not return your proxy card.

- Voting by Mail.   If you choose to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. Your shares will be voted in accordance with the instructions on your proxy card.

- Voting at the Meeting.   You may vote your shares at the 2026 Annual Meeting by completing, signing and dating a ballot in person at the 2026 Annual Meeting.

PLEASE NOTE THAT IF YOU ARE A BENEFICIAL OWNER OF SHARES HELD IN STREET NAME, SINCE YOUR SHARES ARE HELD BY A BANK, BROKER OR OTHER HOLDER OF

RECORD, IF YOU WISH TO VOTE IN PERSON AT THE 2026 ANNUAL MEETING YOU MUST FIRST OBTAIN A LEGAL PROXY ISSUED IN YOUR NAME FROM THE HOLDER OF RECORD. OTHERWISE, YOU WILL NOT BE PERMITTED TO VOTE IN PERSON AT THE 2026 ANNUAL MEETING.

If your shares are held in street name, your broker or other nominee has enclosed a proxy card for you to use to direct it how to vote your shares and may also provide additional voting instructions. Please instruct your broker or other nominee how to vote your shares using the form of proxy card you received from it or otherwise in accordance with the voting instructions they provided. Please return your completed proxy card to your broker or other nominee or contact the person responsible for your account so that your vote can be counted. If your broker or other nominee permits you to provide voting instructions via the Internet or by telephone, you may vote that way instead. You are also invited to attend the 2026 Annual Meeting. However, since you are not the stockholder of record, you may not vote these shares at the meeting unless you follow the instructions below under "How Do I Attend the 2026 Annual Meeting?"

7.   CAN I REVOKE MY PROXY OR CHANGE MY VOTE?

Yes. You may revoke your proxy at any time prior to completion of voting at the 2026 Annual Meeting. You may change your vote by either: (i) granting a new proxy bearing a later date (which automatically revokes the earlier proxy) whether made via the Internet, by telephone or by mail; (ii) if you are a stockholder of record, notifying the Secretary in writing at Forward Air Corporation, 3200 Olympus Boulevard, Suite 300, Dallas, Texas 75019 that you want to revoke your earlier proxy; or (iii) if you are attending the 2026 Annual Meeting, voting by ballot during the meeting. Your attendance at the 2026 Annual Meeting will not automatically revoke your proxy unless you vote by ballot during the 2026 Annual Meeting.

If you hold your shares in street name, you may change your vote by contacting your broker or other nominee and following their instructions.

8.   HOW WILL MY SHARES BE VOTED IF I SUBMIT A PROXY CARD BUT DO NOT SPECIFY HOW I WANT TO VOTE?

If you sign your proxy card and return it without marking any voting instructions, your shares will be voted at the 2026 Annual Meeting or any adjournment or postponement thereof:

- "FOR" the election of all director nominees recommended by our Board (Proposal 1);
- "FOR" Proposals 2, 3 and 4; and
- in the discretion of the persons named as proxies on all other matters that may properly come before the 2026 Annual Meeting or any adjournment or postponement thereof in accordance with applicable law.

Despite this, our Board strongly urges you to mark your proxy card in accordance with our Board's recommendations.

9.   WHAT CONSTITUTES A QUORUM AT THE 2026 ANNUAL MEETING?

A majority of the outstanding shares of Company Common Stock and Company Series B Preferred Stock, taken as a single class, entitled to vote at the 2026 Annual Meeting, present in person or by proxy, will constitute a quorum, which is the minimum number of such shares and units that must be present or represented by proxy at the meeting to transact business. Votes "FOR", "AGAINST", "WITHHOLD", "ABSTAIN" and "BROKER NONVOTE", as applicable, will all be counted as present to determine whether a quorum has been established.

10.   WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH OF THE PROPOSALS?

Five directors will be elected at the 2026 Annual Meeting. The affirmative vote of a plurality of the votes cast by the stockholders entitled to vote at the 2026 Annual Meeting is required for the election of directors. Under the plurality voting standard, you may vote "FOR" or "WITHHOLD" authority to vote for each nominee. Votes to "WITHHOLD" with respect to any nominee and broker non-votes are not votes cast and will result in the applicable nominee(s) receiving fewer votes cast "FOR" such nominee(s).

In the event any director nominee, in an uncontested election, receives a greater number of votes "WITHHELD" from his or her election than votes "FOR" such election, he or she shall tender his or her resignation for consideration by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee shall recommend to the Board the action to be taken with respect to the resignation. The Board will publicly disclose its decision within 90 days after the certification of the election results.

The approval of the Say on Pay proposal, the ratification of KPMG LLP as the Company's independent registered public accounting firm for the 2026 fiscal year, the amendment to the 2025 Omnibus Plan and any other matter that properly comes before the 2026 Annual Meeting will be approved by a majority of the votes cast. For the approval of the Say on Pay proposal, the ratification of KPMG LLP as the Company's independent registered public accounting firm for the 2026 fiscal year, the amendment to the 2025 Omnibus Plan and any other matter that properly comes before the 2026 Annual Meeting, you may vote "FOR" or "AGAINST" or "ABSTAIN" from voting. Abstentions and broker non-votes are not considered as votes cast and will have no effect on the approval of these proposals, other than for purposes of determining if a quorum is present.

11. WHAT IS A BROKER NON-VOTE? WHAT HAPPENS IF I HOLD SHARES IN STREET NAME AND DO NOT SUBMIT VOTING INSTRUCTIONS?

A broker non-vote occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee has not received voting instructions from the beneficial owner and does not have discretionary voting power for that particular item. Under applicable rules that govern brokers who are voting with respect to shares held in street name, brokers ordinarily have discretionary voting power on "routine" matters (e.g., ratification of the selection of independent public accountants) but not on non-routine matters (e.g., election of directors and advisory votes on executive compensation).

12. WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING MY SHARES, OR IF I NEED ADDITIONAL COPIES OF THE PROXY MATERIALS?

If you have any questions or require any assistance, please contact the Company's proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll-Free: 877-750-5837 Brokers Call Collect: 212-750-5833

PROPOSAL 1 — ELECTION OF DIRECTORS

Our Bylaws permit the Board to fix the size of the Board. At the date of this Proxy Statement, our Board is currently comprised of seven directors, five of which are non-employee directors.

The Board is committed to recruiting and nominating directors for election who will collectively provide the Board with the necessary diversity of experience, skills and characteristics to enhance the Board's ability to manage and direct the affairs and business of the Company and to make fully informed, comprehensive decisions. In recommending candidates for election to the Board, in the context of the perceived needs of the Board at that time, the Corporate Governance and Nominating Committee evaluates a candidate's knowledge, experience, skills, expertise and diversity, and any other factors that the Corporate Governance and Nominating Committee deems relevant. In particular, the Board and the Corporate Governance and Nominating Committee believe that the Board should be comprised of a well-balanced group of individuals.

The Board has unanimously approved the nominations of Dale W. Boyles, Christine M. Gorjanc, Jerome Lorrain, Shawn Stewart and Paul Svindland, each to hold office until the 2027 Annual Meeting of Stockholders or until a successor has been duly elected and qualified. Each nominee has consented to serve if elected.

Director Nominees

On January 25, 2024, the Company completed the acquisition of Omni Newco LLC, a Delaware limited liability company ("Omni") pursuant to the Agreement and Plan of Merger, dated as of August 10, 2023 (as amended by Amendment No. 1, dated as of January 22, 2024, the "Omni Merger Agreement"), among the Company, Omni and the other parties thereto (the "Omni Acquisition"). At the closing of the Omni Acquisition, the Company entered into (i) a stockholders agreement (the "REP Stockholders Agreement") with affiliates of Ridgemont Equity Partners ("REP") that provides, among other things, that REP has the ongoing right to nominate two directors to the Board and (ii) a stockholders agreement (the "EVE Stockholders Agreement" and, together with the REP Stockholders Agreement, the "Stockholders Agreements") with certain former indirect equity holders of Omni related to EVE Omni Investor, LLC (the "EVE Related Holders" and, together with REP, the "Major Stockholders") that provides, among other things, that the EVE Related Holders have the ongoing right to nominate one director to the Board. The Stockholders Agreements provide the Major Stockholders the right to nominate their respective nominees, subject to terms and conditions related to ongoing ownership of equity securities of the Company by each respective Major Stockholder.

As previously disclosed, the EVE Related Holders have waived their nomination right, and such waiver is ongoing as of the date of this Proxy Statement. Additionally, REP informed the Company that it will not be nominating directors to the Board for election at the 2026 Annual Meeting, while reserving its nomination rights under the REP Stockholders Agreement. Accordingly, Charles L. Anderson and Robert L. Edwards, Jr. are not standing as nominees for election at the 2026 Annual Meeting.

Our Board has determined that all of the director nominees are qualified to serve as directors of the Company. In addition to the specified business experience listed below, each of the director nominees has the background skills and attributes that the Board believes are required to be an effective director of the Company, including experience at senior levels in areas of expertise helpful to the Company, a willingness and commitment to assume the responsibilities required of a director of the Company and the character and integrity the Board expects of its directors. In addition, each Stockholders Agreement, among other things, (a) requires the applicable Major Stockholders to vote such Major Stockholders' voting securities of the Company in favor of directors nominated by the Board and against any other nominees, (b) provides that each of the applicable Major Stockholders is subject to standstill restrictions, subject to certain exceptions, and (c) prohibits the applicable Major Stockholders from transferring equity securities of the Company, subject to certain exceptions, to certain competitors of the Company and to other stockholders of the Company beneficially owning more than 10% of the Company's voting power.

The following persons are our Board's nominees for election to serve as directors until the 2027 Annual Meeting of Stockholders or until a successor has been duly elected and qualified. There are no family relationships between any of the director nominees. Certain information relating to our Board's nominees, furnished by the nominees, is set forth below. The ages set forth below are accurate as of the date of this Proxy Statement.

DALE W. BOYLES Director since 2024
Age 65

Mr. Boyles has served since January 2017 as the Chief Financial Officer of Warrior Met Coal, Inc., a U.S.-based environmentally and socially minded supplier of metallurgical coal. From November to December 2016, he provided consulting services to Warrior Met Coal, LLC. Mr. Boyles was the Chief Financial Officer of Noranda Aluminum Holding Corporation (formerly NYSE listed under "NOR"), a primary aluminum and aluminum coil manufacturer, from November 2013 to November 2016. While in that role, he oversaw the voluntary reorganization under Chapter 11 of the Bankruptcy Code of Noranda in 2016. From 2006 to June 2012, Mr. Boyles served in several capacities for Hanesbrands, Inc. (NYSE listed under "HBI"), an apparel company, including Operating Chief Financial Officer from October 2011 to June 2012, Interim Chief Financial Officer from May 2011 to October 2011, and Vice President, Controller and Chief Accounting Officer from 2006 to May 2011. From 1997 to 2006, he served in various capacities for KPMG LLP, most recently as Audit Partner, Consumer & Industrial Markets. Mr. Boyles was Corporate Division Controller for Collins & Aikman Corporation from 1993 to 1996. Mr. Boyles holds a B.S. in Accounting from the University of North Carolina — Charlotte. Mr. Boyles is a certified public accountant.

Qualifications. The Board believes that Mr. Boyles is qualified to serve on the Board because of his extensive experience serving in various leadership roles at several companies and his knowledge of accounting principles, financial reporting and internal controls.

CHRISTINE M. GORJANC Director since 2024
Age 69

Ms. Gorjanc currently serves as an independent director for various public companies, including as a member of the board of directors of Polestar, an electric performance car brand, since October 2024 where she serves as the audit committee chair and a member of the compensation committee. She served on the board of Juniper Networks, a leader in secure AI-driven networks, from May 2019 through July 2025 when Juniper Networks was acquired in a $14 billion acquisition by Hewlett Packard Enterprise Co. In this role, she served on the audit committee and also as lead independent director. Ms. Gorjanc also served on the board of directors of Invitae, a genetic testing and services company, from 2015 to August 2024 where she served as the audit committee chair and a member of the compensation committee. Ms. Gorjanc briefly served as the Interim Chief Executive Officer of Invitae, Inc. from July until August 2023. Ms. Gorjanc also served on the boards of directors of Zymergen, Inc. from March 2021 to October 2022, and Shapeways Holdings from 2023 to 2024. Ms. Gorjanc served as the Chief Financial Officer of Arlo Technologies, Inc., an intelligent cloud infrastructure and mobile app platform company, from August 2018 to June 2020. She previously served as the Chief Financial Officer of NETGEAR, Inc., a provider of networking products and services from January 2008 to August 2018, where she also served as Chief Accounting Officer from December 2006 to January 2008 and Vice President, Finance from November 2005 through December 2006. Prior to joining NETGEAR, Inc., Ms. Gorjanc spent eight years in public accounting. Ms. Gorjanc holds a B.A. in Accounting from the University of Texas at El Paso and a Master's in Taxation from Golden Gate University. She has also received her director certification from the NACD (National Association of Corporate Directors).

Qualifications. The Board believes that Ms. Gorjanc is qualified to serve on the Board because of her extensive experience in senior leadership roles, executive experience and financial expertise gained through her service as a chief financial officer of rapidly growing international technology companies including experience in operations, supply chain and information technology.

JEROME LORRAIN Director since 2024
Age 50

Mr. Lorrain has served as the Executive Chairman of the Board since June 2025 after previously serving as an independent director of the Company from October 2024 to June 2025. Mr. Lorrain has decades of experience serving in a variety of roles in the logistics and transportation industry. From March 2024 to July 2025, Mr. Lorrain served as executive chairman of FluentCargo, a supply chain and transportation technology company based in Australia. Mr. Lorrain has also served as chairman of the board of Arrive Logistics from April 2021 to August 2023, board member of ATL Partners from July 2020 to August 2023 and executive chairman of the board of Pilot Freight Services from July 2020 to May 2022. Prior to these roles, Mr. Lorrain served as Chief Operating Officer of CEVA Logistics, a global end-to-end logistics company, from July 2014 to June 2020. Mr. Lorrain currently serves as a director of Log-Hub, a supply chain solution and optimization company and as a director of FluentCargo. Mr. Lorrain holds a Bachelor's Degree in Mathematics, Chemistry and Biology from Lycee Fabert — Metz as well as a Technician Degree in Logistics and Transportation from the University of Paris — Créteil and a Master's Degree in Logistics from Ecole Superieure Internationale de Logistique — Metz.

Qualifications. The Board believes that Mr. Lorrain is qualified to serve on the Board because of his extensive executive experience in the transportation and logistics sector.

SHAWN STEWART   Director since 2024
                                                                                      Age 52

Mr. Stewart has served as Chief Executive Officer and member of the Board since joining the Company in April 2024. Previously, Mr. Stewart served as President and Managing Director of North America for CEVA Logistics, a global end-to-end logistics company, from April 2020 to March 2024. Prior to being named President and Managing Director, North America, Mr. Stewart held numerous leadership positions of increasing responsibility at CEVA Logistics since joining its predecessor, EGL, Inc., in 1995, including serving as Executive Vice President — Freight Management, North America, Senior Vice President — Ground Transport, North America and Regional Vice President. From 1992 to 1998, Mr. Stewart served with distinction in the United States Navy, where he received the Navy Achievement Medal for his exemplary service aboard the USS Inchon and USS Theodore Roosevelt.

Qualifications. The Board believes that Mr. Stewart's experience in senior leadership positions in the logistics and transportation industry as well as his position as the Company's Chief Executive Officer provide the Board with significant insight into the Company's strategy and operations.

PAUL SVINDLAND   Director since 2025
                                                                                      Age 55

Mr. Svindland is an experienced executive with three decades of experience in the transportation and logistics industry. He serves as Chairman of STG Logistics, a port-to-door services and supply chain solutions company, and previously served as its Chief Executive Officer from February 2020 to April 2025. Additionally, Mr. Svindland is the CEO of Mallory Alexander, a private equity-backed global freight forwarder. From July 2017 to March 2021, Mr. Svindland also served as the Chief Executive Officer and director of Celadon Group, Inc., a full-service domestic trucking company. Mr. Svindland is a graduate of Syracuse University and also holds an M.B.A. from the Wharton School at the University of Pennsylvania.

Qualifications. The Board believes that Mr. Svindland's extensive experience in the logistics and transportation industry provides valuable insight to the Board.

Stockholder Vote Requirement

The affirmative vote of a plurality of the votes cast by the stockholders entitled to vote at the 2026 Annual Meeting is required for the election of directors. Under the plurality voting standard, you may vote "FOR" or "WITHHOLD" authority to vote for each nominee. Votes to "WITHHOLD" with respect to any nominee and broker non-votes are not votes cast and will result in the applicable nominee(s) receiving fewer votes cast "FOR" such nominee(s).

In the event any director nominee receives a greater number of votes "WITHHELD" from his or her election than votes "FOR" such election, he or she shall tender his or her resignation for consideration by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating

Committee shall recommend to the Board the action to be taken with respect to the resignation. The Board will publicly disclose its decision with respect to such resignation within 90 days of the certification of the election results.

Recommendation of the Board

Our Board recommends that stockholders vote "FOR" each of the five nominees recommended by the Board.

CORPORATE GOVERNANCE

Independent Directors

The Company Common Stock is listed on The Nasdaq Stock Market LLC ("Nasdaq"). Nasdaq requires that a majority of the Company's directors be "independent directors," as defined in Nasdaq Marketplace Rule 5605. Generally, a director does not qualify as an independent director if, among other reasons, the director (or in some cases, members of the director's immediate family) has, or in the past three years has had, certain material relationships or affiliations with the Company, its external or internal auditors, or other companies that do business with the Company. The Board has affirmatively determined that all of the Company's current directors, other than Mr. Lorrain and Mr. Stewart, are "independent directors" on the basis of Nasdaq's standards and a review of each director's responses to questionnaires asking about any material relationships or affiliations with us.

The independent directors of the Board include: Charles L. Anderson, Dale W. Boyles, Robert L. Edwards, Jr., Christine M. Gorjanc and Paul Svindland. As noted above, Messrs. Anderson and Edwards are not nominees at the 2026 Annual Meeting. Mr. Lorrain is not independent as he is the Executive Chairman of the Board. Mr. Stewart is not independent as he is the Company's Chief Executive Officer.

The Board has adopted Corporate Governance Guidelines that give effect to Nasdaq's requirements related to various corporate governance matters. The Company's Corporate Governance Guidelines reflect the Board's commitment to monitor the effectiveness of policy and decision-making both at the Board and management level, with a view to enhancing long-term stockholder value. The topics addressed in our Corporate Governance Guidelines include:

- Selection of the Chairman;
- Selection and responsibilities of the Lead Independent Director, if any;
- Selection and evaluation of the Chief Executive Officer;
- Independence of the Board;
- Selection of new directors, Board membership criteria and size and role of the Board;
- Committees of the Board and related matters;
- Director orientation and continuing education;
- Independent director stock ownership guidelines;
- Self-evaluation by the Board;
- Director change in status and resignation policy;
- Leadership development and succession planning;
- Board access to management; and
- Stockholder communications with the Board.

The Company's Corporate Governance Guidelines are available through the Governance link on the Company's Investor website, which can be accessed at www.ir.forwardaircorp.com. The Company's website and the information contained therein or connected thereto are not incorporated into this Proxy Statement.

Executive Sessions

Pursuant to the Company's Corporate Governance Guidelines, the Company's independent directors meet in executive session without management on a regularly scheduled basis, but not less frequently than quarterly. The Lead Independent Director, or in his absence, an independent director designated by the Lead Independent Director presides at such executive sessions.

Interested parties who wish to communicate with the Lead Independent Director or the independent directors as a group should follow the procedures found below under "Stockholder Communications."

Director Nominating Process

Stockholders may nominate directors for election at an annual meeting of stockholders, provided that the stockholder satisfies the advance notice requirements set forth in our Bylaws. A stockholder's notice must be delivered to or mailed and received by the Secretary at Forward Air Corporation, 3200 Olympus Boulevard, Suite 300, Dallas, Texas 75019, at least 90 calendar days but not more than 120 calendar days prior to the one-year anniversary of the prior year's annual meeting and include all required information to be considered. In the case of the 2027 Annual Meeting of Stockholders, recommendations can be submitted no earlier than February 17, 2027, and the deadline to receive nominations is March 19, 2027.

If, however, the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year's annual meeting, then notice by the stockholder must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made.

Among other requirements, all notices must be in writing and set forth the following information: (1) the information required by Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; (2) the signed written consent of the nominee to be nominated; and (3) the completed and signed director questionnaire and other documents, as required under our Bylaws. Nominations not made in accordance with the procedures set forth in our Bylaws will be deemed invalid.

The requirements of the advance notice provision for nomination of directors as summarized above are qualified in their entirety by our Bylaws and Rule 14a-19 (as applicable), which we recommend be read in order to comply with all applicable requirements.

The Corporate Governance and Nominating Committee annually reviews the appropriate experience, skills and characteristics required of members of the Board in the context of the current membership of the Board. This assessment includes, among other relevant factors in the context of the perceived needs of the Board at that time, the possession of such knowledge, experience, skills, and expertise to enhance the Board's ability to manage and direct the affairs and business of the Company.

The Board has established a process for the identification and selection of candidates for director. The Corporate Governance and Nominating Committee, in consultation with the Executive Chairman of the Board and Lead Independent Director, periodically examines the composition of the Board and determines whether the Board would better serve its purposes with the addition of one or more directors. If the Corporate Governance and Nominating Committee determines that adding a new director is advisable, the Corporate Governance and Nominating Committee initiates a search, working with other directors and management and, if appropriate or necessary, a third-party search firm that specializes in identifying director candidates.

As discussed in more detail above, in connection with the Omni Acquisition, the Company entered into (i) the REP Stockholders Agreement with affiliates of REP that provides, among other things, that REP has the ongoing right to nominate two directors to the Board and (ii) the EVE Stockholders Agreement with the EVE Related Holders that provides, among other things, that the EVE Related Holders have the ongoing right to nominate one director to the Board. The Stockholders Agreements provide the Major Stockholders the right to nominate their respective director nominees, subject to terms and conditions related to ongoing ownership of equity securities of the Company by each respective Major Stockholder and all other generally applicable qualifications required for service as a director as set forth in the Company's governing documents and Corporate Governance Guidelines.

The Corporate Governance and Nominating Committee will consider all appropriate candidates proposed by management, directors and stockholders. Information regarding potential candidates shall be presented to the Corporate Governance and Nominating Committee, which shall evaluate the candidates based on the needs of the Board at that time and the candidates' knowledge, experience, skills, expertise and diversity of experience and background, as set forth in the Company's Corporate Governance Guidelines. In particular, the Board and the Corporate Governance and Nominating Committee believe that the Board should be comprised of a well-balanced group of individuals. The Board believes that having diversity of knowledge, experience, skills and expertise among its members enhances the Board's ability to make fully informed, comprehensive decisions.

Potential candidates will be evaluated according to the same criteria, regardless of whether the candidate was recommended by stockholders, the Corporate Governance and Nominating Committee, another director, Company management, a search firm or another third party, except that in the case of stockholder recommendations, such candidates must be nominated pursuant to the requirements in our Bylaws. The Corporate Governance and Nominating Committee will submit its director candidate(s) recommendation to the Board for approval and recommendation to the stockholders.

Annual Performance Evaluations

The Company's Corporate Governance Guidelines provide that the Board shall conduct an annual evaluation to determine, among other matters, whether the Board and the Board committees are functioning effectively. The Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are also each required to conduct an annual self-evaluation. The Corporate Governance and Nominating Committee is responsible for overseeing this self-evaluation process. The Board also conducts periodic evaluations of the Chief Executive Officer, the Executive Chairman and the Lead Independent Director, peer evaluations and individual self-evaluations.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that applies to all Company employees, officers and directors (the "Code of Conduct"), which is available through the Governance link on the Company's Investor website and can be accessed at www.ir.forwardaircorp.com. The Company's website and the information contained therein or connected thereto are not incorporated into this Proxy Statement. The Code of Conduct complies with Nasdaq and SEC requirements. The Company will also mail the Code of Conduct to any stockholder who requests a copy. Requests may be made by contacting the Secretary as described below under "Stockholder Communications."

Insider Trading Policy

We have an insider trading policy and procedures that govern the purchase, sale and/or dispositions of our securities by directors, officers and employees, together with their immediate family members and other persons living in their households. We believe our insider trading policy and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable Nasdaq standards. In addition, it is the policy of the Company to comply with applicable U.S. securities laws, including laws, rules and regulations related to trading in our securities. A copy of our Insider Trading Policy was filed as an exhibit to our Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2025.

Board Attendance

The Company's Corporate Governance Guidelines provide that all directors are expected to regularly attend meetings of the Board and committees on which they serve and to spend the time needed, and meet as frequently as necessary, to properly discharge their responsibilities. Members of the Board are also expected to attend the Annual Meeting of Stockholders. During 2025, the Board held 39 meetings. Except for Messrs. Edwards and Anderson, all of the incumbent directors who were on the Board during 2025 attended at least 75% of the aggregate number of meetings of the Board and meetings of committees of the Board on which he or she served during 2025. The attendance of Messrs. Edwards and Anderson fell below the 75% threshold as a result of their recusal from certain Board and committee meetings due to potential conflicts of interest arising in connection with our strategic alternatives review. Messrs. Edwards and Anderson will not be standing for re-election at the 2026 Annual Meeting. Five of the Company's Board members attended the 2025 Annual Meeting of Stockholders.

Board Committees

The Board currently has four standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Executive Committee.

The charters of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are available through the Governance link on the Company's Investor website, which can be accessed at ir.forwardaircorp.com. With the exception of the Executive Committee, each committee has authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities. Additional information regarding the functions of the Board's committees, the number of meetings held by each committee during 2025 and their present membership is set forth below. The current composition of the Board and its Committees is as follows:

Name	Audit	Compensation	Executive	Corporate Governance and Nominating
Charles L. Anderson		X		
Dale W. Boyles*	X			X
Robert L. Edwards, Jr.			X	Chair
Christine M. Gorjanc*	Chair	X	X	
Jerome Lorrain (Executive Chairman)			Chair	
Shawn Stewart (Chief Executive Officer)			X	
Paul Svindland (Lead Independent Director)	X	Chair	X	
Number of Meetings in 2025	5	6	—	5

_____

* Audit Committee Financial Expert

Audit Committee. The Audit Committee oversees the Company's financial reporting process on behalf of the Board. The Audit Committee is responsible for the appointment, compensation and oversight of the Company's independent registered public accounting firm. As part of this responsibility, the Audit Committee considers the impact of changing its current firm, is involved in selecting the lead audit partner, and considers the fee arrangement and scope of the audit. The Audit Committee also reviews the financial statements and the independent registered public accounting firm's report, considers comments made by such firm with respect to the Company's internal control structure, and reviews the internal audit process, internal accounting procedures and financial controls with the Company's financial and accounting staff. The Audit Committee may meet in executive session, without management present, on any matter it deems appropriate. In addition, the Audit Committee assists the Board in its oversight of the Company's legal compliance, ethics and information system controls and security programs. A more detailed description of the Audit Committee's duties and responsibilities can be found in the "Audit Committee Report" section of this Proxy Statement and in the Audit Committee Charter, which is available through the Governance link on the Company's Investor website, which can be accessed at www.ir.forwardaircorp.com.

The Board has determined that each member of the Audit Committee meets the independence and financial acumen requirements under Nasdaq listing standards and the enhanced independence standards for audit committee members required by the SEC. In addition, the Board has determined that each of Dale W. Boyles and Christine M. Gorjanc of the Audit Committee meet the definition of an "audit committee financial expert," as that term is defined by the rules and regulations of the SEC.

Compensation Committee. The Compensation Committee is responsible for determining the overall compensation levels of the Company's executive officers, reviewing, approving and administering the Company's employee incentive plans and other employee benefit plans. The Compensation Committee approves the final compensation for all NEOs other than the Chief Executive Officer. The Compensation Committee makes preliminary determinations about the Chief Executive Officer's base salary, annual short-term incentive compensation, long-term incentive compensation and other awards as appropriate. The Compensation Committee discusses its compensation recommendations for the Chief Executive Officer and Executive Chairman with the full Board, and the full Board approves the final compensation decisions after this discussion. The Compensation Committee also reviews, approves and makes recommendations, as necessary, to the Board with respect to the Company's policies and procedures relating to executive officer or director compensation, such as any clawback policy, stock ownership guidelines, or pledging or hedging policy.

Additionally, the Compensation Committee reviews and approves the Compensation Discussion and Analysis ("CD&A") for inclusion in the Proxy Statement. Furthermore, the Compensation Committee oversees management succession planning along with the Corporate Governance and Nominating Committee and strategically reviews the Company's human resource strategies and initiatives with respect to the Company's development and retention of talent. A more detailed description of the Compensation Committee's duties and responsibilities can be found in the Compensation Committee Charter, which is available through the Governance link on the Company's Investor website, which can be accessed at www.ir.forwardaircorp.com.

In fulfilling its responsibilities, the Compensation Committee may delegate its responsibilities to a subcommittee consisting of members of the Compensation Committee and, to the extent not expressly reserved to the Compensation Committee by the Board or by applicable law, rule or regulation, to any other committee consisting entirely of independent directors. The Company's Chief Executive Officer may not be present during deliberations or voting regarding his or her compensation. To the extent helpful to the work of the Compensation Committee, however, the Company's Chief Executive Officer may be invited by the Compensation Committee to participate in discussion relating to his or her compensation that may precede further deliberation or voting.

The Compensation Committee again engaged Meridian Compensation Partners, LLC ("Meridian"), an independent consultant, to assist it during 2025. During the year, the consultant reviewed materials prepared by management and provided the Compensation Committee with information on compensation trends, best practices and changes in the regulatory environment, in addition to providing executive and director compensation benchmarking information. Meridian provided no services to the Company other than those related to executive and director pay and related governance provided to the Compensation Committee.

The Board has determined that each member of the Compensation Committee is independent pursuant to Nasdaq listing standards and Rule 16b-3 of the Exchange Act. In addition, the Compensation Committee, considering all relevant factors, including those set forth in Rule 10C-l(b)(4)(i) through (vi) under the Exchange Act and the Nasdaq listing standards, is not aware of any conflict of interest that has been raised by the work performed by Meridian.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become Board members and recommending them to the Board for consideration. This responsibility includes all potential candidates, whether initially recommended by management, other Board members or stockholders. In addition, the Corporate Governance and Nominating Committee makes recommendations to the Board for Board committee assignments, develops and annually reviews the Company's Corporate Governance Guidelines, and otherwise oversees corporate governance matters. The Corporate Governance and Nominating Committee is also responsible for overseeing the annual evaluation of the Board and for periodically reviewing and making recommendations to the Board regarding director compensation for the Board's approval. The Corporate Governance and Nominating Committee also reviews the Company's environmental, social and governance policies, as well as manages sustainability-related risks and makes recommendations that it deems appropriate. Furthermore, the Corporate Governance and Nominating Committee oversees management succession planning along with the Compensation Committee. A more detailed description of the Corporate Governance and Nominating Committee's duties and responsibilities can be found in the Corporate Governance and Nominating Committee Charter, which is available through the Governance link on the Company's Investor website, which can be accessed at www.ir.forwardaircorp.com.

A description of the Committee's policy regarding director candidates nominated by stockholders appears in the "Director Nominating Process" section above. The Board has determined that each member of the Corporate Governance and Nominating Committee is independent pursuant to Nasdaq listing standards.

Executive Committee. The Executive Committee is authorized, to the extent permitted by law and our Bylaws, to act on behalf of the Board on all matters that may arise between regular meetings of the Board upon which the Board would be authorized to act, subject to certain materiality restrictions established by the Board. The Executive Committee did not act with respect to any matter during 2025.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2025, Charles L. Anderson, Christine M. Gorjanc and Paul Svindland served as members of the Compensation Committee. None of these directors was, during 2025, an officer or employee of the Company or was formerly an officer of the Company. There were no transactions in 2025 between us and any directors who served as Compensation Committee members for any part of 2025 that would require disclosure by us under SEC rules requiring disclosure of certain relationships and related party transactions. During 2025, none of our executive officers served as a director of another entity, one of whose executive officers served on our Compensation Committee, and none of our executive officers served as a member of the compensation committee of another entity, whose executive officers served as a member of our Board. Accordingly, there were no interlocks with other companies within the meaning of the SEC's proxy rules during 2025.

Certain Relationships and Related Person Transactions

Review, Approval or Ratifications of Certain Relationships and Transactions with Related Persons. The Audit Committee of the Board reviews all relationships and transactions in which the Company and its directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Other than as provided in the Audit Committee Charter, the Company does not have a written policy governing related-person transactions. The Company's legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are required to be disclosed in a company's proxy statement. In addition, the Audit Committee reviews and approves or ratifies any related person transaction that is required to be disclosed.

In the course of its review and approval or ratification of a disclosable related person transaction, the Audit Committee considers:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction;
- the importance of the transaction to the related person; and
- the importance of the transaction to the Company.

Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction, provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the Audit Committee when considering the transaction.

Based on information provided by the directors, director nominees and executive officers, and the Company's legal department, the Audit Committee determined that there are no other related person transactions to be reported in this Proxy Statement during 2025, other than as set forth below:

The Omni Acquisition

As discussed above, on January 25, 2024, the Company, Omni and certain other parties completed the Omni Acquisition. Pursuant to the Omni Merger Agreement, the Company, through a series of transactions involving the Company's direct and indirect subsidiaries, acquired Omni for a combination of $100 million in cash and common equity consideration representing 14,015,018 shares of Company Common Stock on an as-converted and as-exchanged basis.

Prior to the consummation of the Omni Acquisition and to facilitate the issuance of the consideration in connection therewith, the Company completed a restructuring, pursuant to which, among other things, the Company contributed all of its operating assets to Clue Opco LLC, a newly formed subsidiary of the

Company that is a Delaware limited liability company ("Opco"). The limited liability company interests of Opco are represented by units (collectively, the "Opco Units"). At the closing of the Omni Acquisition, the Company, Opco, Former Omni Holders and certain other parties entered into a tax receivable agreement (the "Tax Receivable Agreement"), which sets forth the agreement among the parties regarding the sharing of certain tax benefits realized by the Company as a result of the Omni Acquisition. Pursuant to the Tax Receivable Agreement, the Company is generally obligated to pay certain Former Omni Holders 83.5% of (a) the total tax benefit that the Company realizes as a result of increases in tax basis in Opco's assets resulting from certain actual or deemed distributions and the future exchange of units of Opco for shares of securities of the Company (or cash) pursuant to the operating agreement that governs Opco, (b) certain pre-existing tax attributes of certain Former Omni Holders that are corporate entities for tax purposes, (c) the tax benefits that the Company realizes from certain tax allocations that correspond to items of income or gain required to be recognized by certain Former Omni Holders, and (d) other tax benefits attributable to payments under the Tax Receivable Agreement.

Pursuant to the Stockholder Agreements, the Major Stockholders have the right to nominate their respective nominees, subject to terms and conditions related to ongoing ownership of equity securities of the Company by each respective Major Stockholder. The Major Stockholders have nominated Charles L. Anderson and Robert L. Edwards to serve on our Board. Mr. Anderson has served as a Partner at REP, an affiliate of former direct and indirect equity holders of Omni, since 2019. Mr. Edwards co-founded and began serving as a Partner of REP in 2010 and has served as a Managing Partner since 2021. Messrs. Anderson and Edwards acquired beneficial ownership of Company securities in connection with the Omni Acquisition as described below under the "Security Ownership of Certain Beneficial Owners and Management" section of this Proxy Statement.

Based on information provided by the directors, director nominees and executive officers, and the Company's legal department, the Audit Committee determined that there are no other related person transactions to be reported in this Proxy Statement.

Related Party Employment

Justin Osborne, who serves as a Vice President of Operations of the Company (a non-executive officer), is the son of Timothy Osborne, who currently serves as our Executive Vice President of Operations. Justin Osborne has been employed by the Company since 2008. Justin Osborne's employment with the Company, in light of his relationship to Timothy Osborne, has been reviewed and approved by our Audit Committee. Justin Osborne earned total compensation of approximately $571,500 in 2025, which was comprised of base salary and an award of performance shares. Justin Osborne's compensation structure is consistent with other Vice President-level employees with similar responsibilities. The Company believes that the above employment relationship is in our best interests and on terms no less favorable to us than could have been obtained in arm's-length negotiations with unaffiliated third parties.

Board Leadership Structure

In accordance with our Bylaws and Corporate Governance Guidelines, the Board is responsible for selecting the Chief Executive Officer and the Chairman of the Board; both of these positions may be held by the same person or by two separate individuals. The Company's Corporate Governance Guidelines require the election, by the Board, of a lead independent director to serve during any period when there is no independent Chairman of the Board. In April 2024, Mr. Stewart was appointed as CEO and appointed to the Board but was not named Chairman. The Board believes separating the positions of Chairman and CEO allows Mr. Stewart to focus on the Company's day-to-day business and operations and the Company's global transformation after the Omni Acquisition. An independent director, George S. Mayes, Jr., was Chairman until June 2025 when he left the Board. At that time, the Board appointed Mr. Lorrain as Executive Chairman to work closely with the management team. The Board also appointed Mr. Svindland as Lead Independent Director, as the Chairman was no longer independent.

The Executive Chairman of the Board is responsible for (a) chairing Board meetings and the annual meetings, (b) setting the agendas for these meetings, (c) attending Board committee meetings, and (d) providing information to Board members in advance of each Board meeting and between Board meetings.

The Lead Independent Director is responsible for (i) chairing executive sessions of the independent directors and communicating with management relating to these sessions, and presiding at all meetings of the Board at which the Chairman is not present, (ii) approving agendas and schedules for Board meetings and the information that is provided to directors, and (iii) serving as a liaison between the Chairman and the independent directors. The Lead Independent Director also has the authority to call meetings of the independent directors.

On an annual basis, as part of our review of corporate governance and succession planning, the Board (led by the Corporate Governance and Nominating Committee) evaluates the Board's leadership structure, to ensure that it remains the optimal structure for the Company and its stockholders. The Board recognizes that different board leadership structures may be appropriate for companies with different histories and cultures, as well as companies with varying sizes and performance characteristics.

Risk Oversight

On at least a quarterly basis, the Company's Chief Legal Officer provides a comprehensive risk report to the Audit Committee and the Board. While the Audit Committee has primary responsibility for overseeing financial risks and information system controls and security risks, the Board is charged with overseeing the Company's enterprise risks and ensuring that the Company's risk oversight processes appropriately align with existing disclosure controls and procedures. The full Board engages in periodic discussions about enterprise risk management with our Chief Legal Officer, Chief Executive Officer, Chief Financial Officer, Chief Information Officer and other Company officers as the Board may deem appropriate.

The Company also recognizes the critical importance of cybersecurity in protecting our business and our stakeholders' information. We are committed to maintaining a robust cybersecurity risk management program and implementing a comprehensive strategy to mitigate cybersecurity threats and vulnerabilities. The Board and the Audit Committee are actively involved in oversight of the Company's cybersecurity risk management. The Company addresses cybersecurity risks through a comprehensive, cross-functional approach, focused on protecting the security of the Company and the information that it collects by proactively identifying and preventing cybersecurity threats.

The Board's ongoing oversight also occurs at the Board committee level on a more focused basis, whereby each committee considers the risks within its area of responsibilities and works to proactively mitigate these risks. The Compensation Committee considers the risks that may be implicated by the Company's executive compensation programs, for instance, and the Compensation Committee has sole authority to retain compensation consultants and other advisors to provide advice and support on compensation issues. The Corporate Governance and Nominating Committee considers the best governance structure and guidelines for the Company to minimize enterprise risks brought about by weak governance. The Corporate Governance and Nominating Committee also oversees the Company's environmental, social and governance policies and activities and any associated risks. The Board believes that its leadership structure supports the Board's effective oversight of the Company's enterprise risks.

Corporate Sustainability and Responsibility

We embrace a comprehensive approach to sustainability that addresses Environmental, Social, and Governance ("ESG") factors.

Our sustainability strategy is organized around four impact areas — People, Planet, Customer, and Community — which together reflect the topics most relevant to our business and our stakeholders. These areas build on the material topics identified through our 2020 assessment, which utilized the Sustainable Accounting Standards Board (SASB) standards and a third-party stakeholder review. That assessment identified ten priority areas that continue to anchor our work:

- Roadway Health & Safety
- Workplace Health & Safety
- Independent Contractor Practices
- Measurement & Disclosure
- Information Security
- Responsible Supplier Practices

- Diversity, Equity, Inclusion, and Belonging (DEI&B) Practices
- Community Impact & Partnerships
- Green House Gas (GHG) Emissions Reduction Practices
- Air Quality Practices

We continue to invest in the resources and structures necessary to manage sustainability-related risks and opportunities across the enterprise. Oversight of our sustainability strategy, performance, and continuous-improvement activities is maintained by dedicated ESG leadership. The Corporate Governance and Nominating Committee has responsibility for oversight of our sustainability-related efforts. At least twice a year, management provides the Corporate Governance and Nominating Committee with updates on these topics, and at least annually, the Chair of the Corporate Governance and Nominating Committee reports to the full Board.

People

We are committed to supporting a safe, engaged, and connected workforce across our operations. As part of this pillar, we focus on Roadway Health & Safety, Workplace Health & Safety, Independent Contractor Practices, and Engagement & Connectivity Practices.

We maintain and continuously monitor comprehensive health and safety programs designed to prevent workplace incidents and promote a strong safety culture for employees and independent contractors. These programs include facility-level safety procedures and a company-wide Emergency Preparedness Plan aligned with Occupational Safety and Health Administration standards.

We are also committed to fostering a workplace culture that supports engagement, belonging, and professional growth. In 2020, we established an Engagement & Connectivity Council to strengthen employee connection, participation, and collaboration across the organization. Since its formation, we have implemented initiatives including paid parental leave, floating paid holidays, and internal programs that recognize and celebrate employee perspectives and shared experiences.

Planet

We are committed to promoting a healthier natural environment by pursuing continuous improvement across our operations and participating in industry efforts that advance environmental performance. As part of this pillar, we focus on GHG Emissions Reduction Practices and Air Quality Practices.

As a transportation and logistics company, we recognize the environmental impacts associated with our operations. We track and manage GHG emissions and energy use and have established a preliminary goal to reduce absolute Scope 1 and Scope 2 GHG emissions (combined) by 2030 from a 2021 base year. We are currently updating our ESG roadmap to reflect our combined operations following the integration with Omni Logistics.

We also continue to participate in industry programs that promote fuel efficiency and emissions reduction, including maintaining SmartWay certification through the U.S. Environmental Protection Agency.

Customer

We are committed to delivering reliable, high-quality transportation services that meet our customers' operational and sustainability expectations. As part of this pillar, we focus on Measurement & Disclosure, Information Security, and Responsible Supplier Practices.

We support transparent and responsible business practices through continued investment in digital, cloud-based, and data-management systems that improve operational efficiency and performance measurement. We deploy Safety and Environmental Management Systems and related tools to collect and communicate relevant information across business units and leadership teams.

Through our Responsible Supplier Practices, we seek to better understand the sustainability priorities of our suppliers and customers. We are enhancing internal data-tracking capabilities and exploring opportunities to broaden supplier engagement and participation over time.

Community

Community is a core element of our sustainability framework and reflects the continued growth and maturation of our engagement efforts. We are evolving from localized charitable activities to a more structured, enterprise-wide approach that integrates employee engagement, strategic partnerships, and coordinated initiatives across our operations.

The central focus of this work is long-standing support for veterans and military families, including a strategic partnership with Hope for the Warriors, which we primarily support through organizing our annual Drive for Hope fundraising event and related community initiatives. These efforts are aligned with our values, support the communities where we live and work, and reinforce our role as a trusted and engaged corporate partner. Community initiatives are managed as part of our broader sustainability strategy and are informed by employee participation, stakeholder priorities, and ongoing evaluation of impact.

To learn more about our sustainability strategy and focus areas, visit our sustainability website at omnilogistics.com/our-impact/ or at forwardair.com/ourimpact. Details are also accessible through our investor relations site. The information contained in our Sustainability Report is not incorporated into, and does not form a part of, this report. We will continue to refine our disclosures and report on progress as our sustainability efforts evolve.

DIRECTOR COMPENSATION

The general policy of the Board is that compensation for non-employee directors should be a mix of cash and equity-based compensation. The Company does not pay employee directors for Board service in addition to their regular employee compensation.

The Corporate Governance and Nominating Committee, which consists solely of independent non-employee directors, has the primary responsibility for reviewing and considering any revisions to the non-employee director compensation program.

In accordance with the Corporate Governance and Nominating Committee's recommendations, during 2025, the non-employee directors' cash compensation program was as follows, which is expected to continue in 2026:

- an annual cash retainer of $85,000 for all non-employee directors;
- an additional annual cash retainer of $125,000 for the Chairman, if independent;
- an additional annual cash retainer of $50,000 for the Lead Independent Director, if any;
- an additional annual cash retainer of $20,000 for each of the Chairs of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee; and
- an additional annual cash retainer of $10,000 for all non-Chair Audit Committee members, Compensation Committee members and Corporate Governance and Nominating Committee members.

All directors are reimbursed reasonable travel expenses for meetings attended in person. The Company also reimburses directors for expenses associated with participation in continuing director education programs.

In addition, on the first business day after each annual meeting of stockholders, each non-employee director is granted an equity or equity-based award (the "Annual Grant") in such form and size as the Board determines from year to year. Unless otherwise determined by the Board, the Annual Grants will become vested and non-forfeitable on the earlier of (a) the day immediately prior to the first annual meeting of stockholders that occurs after the grant date or (b) the first anniversary of the grant date, so long as the non-employee director's service with the Company does not earlier terminate. Each director may elect to defer receipt of the shares until the director departs from the Board. If a director elects to defer receipt, the Company will issue deferred stock units in which the director does not have voting rights or other incidents of ownership until the shares are issued. Each deferred stock unit is eligible for a dividend equivalent in the form of additional restricted stock units for each cash dividend paid by the Company.

Director Compensation Table for 2025

The following table shows the compensation the Company paid in 2025 to its non-employee directors:

Name	Fees Paid in Cash ($)	Stock Awards ($)[1][2]	All Other Compensation ($)[3]	Total ($)
Ana Amicarella[4]	46,731	—	—	46,731
Charles L. Anderson	95,000	130,000	—	225,000
Valerie Bonebrake[5]	42,280	—	—	42,280
Dale W. Boyles	110,000	130,000	—	240,000
Robert L. Edwards, Jr.	100,549	130,000	—	230,549
Christine M. Gorjanc	110,549	130,000	—	240,549
Michael B. Hodge[6]	69,070	130,000	—	199,070
George S. Mayes, Jr.[7]	97,912	—	—	97,912
Javier Polit[8]	42,280	—	—	42,280
Paul Svindland[9]	91,566	130,000	—	221,566
Laurie A. Tucker[10]	46,731	—	—	46,731

(1) Represents the aggregate grant date fair value of unvested restricted share awards and any deferred stock unit awards. The fair values of these awards were determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation — Stock Compensation" ("ASC 718"). The assumptions used in determining the grant date fair values of these awards are set forth in the notes to the Company's consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC.

(2) As of December 31, 2025, there were 32,160 unvested restricted shares outstanding, no deferred stock units outstanding and no dividend equivalent rights outstanding.

(3) There were no dividend payments on unvested restricted shares or dividend equivalents credited on deferred stock unit awards in 2025.

(4) Ms. Amicarella did not stand for re-election at the 2025 Annual Meeting of Stockholders held on June 11, 2025.

(5) Ms. Bonebrake did not stand for re-election at the 2025 Annual Meeting of Stockholders held on June 11, 2025.

(6) Mr. Hodge resigned from the Board on August 29, 2025.

(7) Mr. Mayes resigned from the Board on June 11, 2025.

(8) Mr. Polit resigned from the Board on June 11, 2025.

(9) Mr. Svindland was elected to the Board at the 2025 Annual Meeting of Stockholders held on June 11, 2025.

(10) Ms. Tucker resigned from the Board on June 11, 2025.

The following table indicates the aggregate number of deferred stock units and unvested restricted shares held by each incumbent director as of December 31, 2025

Name	Number of Deferred Stock Units and/or Unvested Restricted Shares[1]
Charles L. Anderson	6,432
Dale W. Boyles	6,432
Robert L. Edwards, Jr.	6,432
Christine M. Gorjanc	6,432
Paul Svindland	6,432

(1) There were no deferred stock units outstanding as of December 31, 2025.

Board Stock Ownership Guidelines

The Board believes that directors more effectively represent the Company's stockholders, whose interests they are charged with advancing, if they are stockholders themselves. Therefore, the Board established certain independent director stock ownership guidelines which are set forth in the Company's Corporate Governance Guidelines. Specifically, the Company's independent directors are required to own shares of Company Common Stock, with a value equal to at least five times the annual cash retainer for independent directors. Unvested restricted stock is permitted to count towards the stock ownership guidelines. The Board monitors the progress of each independent director towards meeting their ownership guidelines and will determine what actions, if any, to take to address the noncompliance. Each new independent director has five years from the date he or she joins the Board to accumulate this ownership position. If the independent director has not satisfied his or her ownership stake within five years from the date that he or she joins the Board, the director is required to retain 100% of all shares until he or she is in compliance. Our independent directors, each of whom joined the Board in 2024 and 2025, as applicable, do not currently meet the stock ownership requirement. We expect that our independent directors will meet the stock ownership requirement within the compliance period based on annual grants under the 2025 Non-Employee Director Stock Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of shares of our outstanding Company Common Stock and Company Series B Preferred Units held as of the Record Date by (i) each director and director nominee; (ii) anyone who served as our Chief Executive Officer or Chief Financial Officer during the fiscal year, and the next three most highly compensated executive officers, as required by SEC rules (collectively, the "named executive officers", or the "NEOs"); and (iii) all directors and executive officers as a group. As of the Record Date, there were 32,448,712 shares of Company Common Stock outstanding and entitled to vote and 8,616,520 units of Company Series B Preferred Units outstanding and entitled to vote, and which are also exchangeable, at the option of the holder, into shares of Company Common Stock, in each case as indicated in the footnotes below.

The table also sets forth information as to any person, entity or group known to the Company to be the beneficial owner of 5% or more of Company Common Stock or Company Series B Preferred Units, in each case as of the Record Date. The percentage of "Total Voting Power" is calculated taking into account the voting power of the classes of voting securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security, has or shares the power to dispose of or direct the disposition of the security, or has the right to acquire the security within 60 days. Except as otherwise indicated, the stockholders listed in the table are deemed to have sole voting and/or investment power with respect to Company Common Stock and Company Series B Preferred Units, as applicable, owned by them on the dates indicated above. Stockholders of non-vested restricted shares included in the table are entitled to voting and dividend rights.

Name and Address of Beneficial Owner[1]	Class of Shares or Units	Shares and Units Beneficially Owned	Shares and Units That May be Acquired Within 60 Days	Total	Percent of Class	Percent of Total Voting Power[2]
Directors, Nominees and NEOs						
Charles L. Anderson[3]	Company Common Stock	1,923,479	3,185,799	5,109,278	14.3%	11.5%
	Company Series B Preferred Units	3,185,799	—	3,185,799	36.4%	
Dale W. Boyles	Company Common Stock	13,395	—	13,395	*	*
	Company Series B Preferred Units	—	—	—	—	
Robert L. Edwards, Jr.[4]	Company Common Stock	1,923,479	3,185,799	5,109,278	14.3%	11.5%
	Company Series B Preferred Units	3,185,799	—	3,185,799	36.4%	
Christine M. Gorjanc.	Company Common Stock	13,395	—	13,395	*	*
	Company Series B Preferred Units	—	—	—	—	
Jerome Lorrain	Company Common Stock	22,167	—	22,167	*	*
	Company Series B Preferred Units	—	—	—	—	

Name and Address of Beneficial Owner[1]	Class of Shares or Units	Shares and Units Beneficially Owned	Shares and Units That May be Acquired Within 60 Days	Total	Percent of Class	Percent of Total Voting Power[2]
Paul Svindland	Company Common Stock	6,432	—	6,432	*	*
	Company Series B Preferred Units	—	—	—	—	
Shawn Stewart.	Company Common Stock	148,166	—	148,166	—	—
	Company Series B Preferred Units	—	—	—	—	
Jamie Pierson	Company Common Stock	91,884	—	91,884	*	*
	Company Series B Preferred Units	—	—	—	—	
Eric Brandt	Company Common Stock	15,970	—	15,970	*	*
	Company Series B Preferred Units	—	—	—	—	
Michael L. Hance[5]	Company Common Stock	90,486	7,838	98,324	*	*
	Company Series B Preferred Units	—	—	—	—	
All Executive Officers. . . . . and Directors as a group (11 persons)[6]	Company Common Stock	2,349,104	3,196,922	5,546,026	15.7%	12.5%
	Company Series B Preferred Units	3,185,799	—	3,185,799	36.4%	
Other Principal Stockholders						
BlackRock, Inc.[7]	Company Common Stock	3,263,090	—	3,263,090	10.4%	7.9%
	Company Series B Preferred Units	—	—	—	—	
Clearlake Capital Group, L.P.[8] . .	Company Common Stock	3,825,000	—	3,825,000	12.2%	9.3%
	Company Series B Preferred Units	—	—	—	—	
Ridgemont Group[9]	Company Common Stock	1,923,479	3,185,799	5,109,278	14.3%	11.5%
	Company Series B Preferred Units	3,185,799	—	3,185,799	36.4%	

Name and Address of Beneficial Owner[1]	Class of Shares or Units	Shares and Units Beneficially Owned	Shares and Units That May be Acquired Within 60 Days	Total	Percent of Class	Percent of Total Voting Power[2]
Cetus Capital VI, L.P.[10]	Company Common Stock	3,116,546	—	3,116,546	9.6%	7.6%
	Company Series B Preferred Units	—	—	—	—

* Less than one percent.

(1) The business address of each listed director, nominee and NEO is c/o Forward Air Corporation, 3200 Olympus Boulevard, Suite 300, Dallas, Texas 75019. The business address of each other principal stockholder is provided by footnote.

(2) The percentages of voting power shown for directors, nominees, NEOs and other principal stockholders are based on the sum of (i) the number of shares of Company Common Stock outstanding on the Record Date, including stock options that are fully exercisable and restricted stock units vesting within 60 days, and (ii) the number of Company Series B Preferred Units outstanding on the Record Date.

(3) Includes (i) 6,883 shares of Company Common Stock or restricted stock held by Mr. Anderson; (ii) 968,786 shares of Company Common Stock held by REP Coinvest III-A Omni, L.P.; (iii) 277,693 shares of Company Common Stock held by REP Coinvest III-B Omni, L.P.; (iv) 663,234 shares of Company Common Stock held by REP FAOM III-S, L.P.; (v) 6,883 shares of Company Common Stock or restricted stock held by Mr. Edwards; (vi) 3,146,469 Company Series B Preferred Units held by REP Omni Holdings, L.P. (consisting of shares of Company Common Stock underlying 3,146,469 Opco Units and 3,146,469 corresponding Company Series B Preferred Units, which together are exchangeable into 3,146,469 shares of Company Common Stock); and (vii) 39,330 Company Series B Preferred Units held by Ridgemont Equity Partners Affiliates III, L.P. (consisting of shares of Company Common Stock underlying 39,330 Opco Units and 39,330 corresponding Company Series B Preferred Units, which together are exchangeable into 39,330 shares of Company Common Stock). Mr. Anderson has disclaimed beneficial ownership of all such securities except to the extent of his pecuniary interests therein.

(4) Includes (i) 6,883 shares of Company Common Stock or restricted stock held by Mr. Edwards (ii) 968,786 shares of Company Common Stock held by REP Coinvest III-A Omni, L.P.; (iii) 277,693 shares of Company Common Stock held by REP Coinvest III-B Omni, L.P.; (iv) 663,234 shares of Company Common Stock held by REP FAOM III-S, L.P.; (v) 6,883 shares of Company Common Stock or restricted stock held by Mr. Edwards; (vi) 3,146,469 Company Series B Preferred Units held by REP Omni Holdings, L.P. (consisting of shares of Company Common Stock underlying 3,146,469 Opco Units and 3,146,469 corresponding Company Series B Preferred Units, which together are exchangeable into 3,146,469 shares of Company Common Stock); and (vii) 39,330 Company Series B Preferred Units held by Ridgemont Equity Partners Affiliates III, L.P. (consisting of shares of Company Common Stock underlying 39,330 Opco Units and 39,330 corresponding Company Series B Preferred Units, which together are exchangeable into 39,330 shares of Company Common Stock). Mr. Edwards has disclaimed beneficial ownership of all such securities except to the extent of his pecuniary interests therein.

(5) Includes 7,838 stock options that are fully exercisable.

(6) Includes (i) 3,185,799 shares of Company Common Stock underlying 3,146,469 Opco Units and 3,146,469 corresponding Company Series B Preferred Units, which together are exchangeable into 3,146,469 shares of Company Common Stock and (ii) 11,123 stock options that are fully exercisable. For the purposes of calculating total and percentages of all directors and executive officers as a group, the Company Common Stock and Company Series B Preferred Units held by the Ridgemont Group are counted only once to avoid duplication.

(7) BlackRock, Inc. ("BlackRock"), 50 Hudson Yards New York, NY 10001, reported beneficial ownership of the shares in Amendment No. 7 to Schedule 13G filed with the SEC on April 30, 2025. BlackRock,

a holding company, reported having sole voting power over 3,263,090 shares of Company Common Stock and sole dispositive power over 3,313,501 shares of Company Common Stock.

(8) Each of Clearlake Capital Group, L.P., José Enrique Feliciano and Behdad Eghbali (collectively, the "Clearlake Group"), 233 Wilshire Blvd., Suite 800, Santa Monica, California 90401, reported beneficial ownership of the shares in Amendment No. 1 to Schedule 13D filed with the SEC on July 3, 2025. The Clearlake Group reported having shared voting and dispositive power of 3,825,000 shares of Company Common Stock.

(9) Each of Ridgemont Equity Management III, LLC; REP Omni Holdings, L.P.; REP Coinvest III-A Omni, L.P.; REP Coinvest III-B Omni, L.P.; REP FAOM III-S, L.P.; Ridgemont Equity Partners Affiliates III, L.P.; REP Coinvest III Omni GP, LLC; Ridgemont Equity Management III, L.P.; REP Omni Holdings GP, LLC; Charles L. Anderson and Robert L. Edwards, Jr. (collectively, the "Ridgemont Group"), 101 S Tryon St., Suite 3400, Charlotte, NC 28280 reported beneficial ownership of the shares in Amendment No. 1 to a Schedule 13D filed with the SEC on August 12, 2024. Each of Messrs. Anderson and Edwards serve on our board of directors and were designees of one or more members of the Ridgemont Group. Amounts include (i) 968,786 shares of Company Common Stock held by REP Coinvest III-A Omni, L.P.; (ii) 277,693 shares of Company Common Stock held by REP Coinvest III-B Omni, L.P.; (iii) 663,234 shares of Company Common Stock held by REP FAOM III-S, L.P. (iv) 6,883 shares of Company Common Stock or restricted stock held by Mr. Edwards; (v) 6,883 shares of Company Common Stock or restricted stock held by Mr. Anderson; (vi) 3,146,469 Company Series B Preferred Units held by REP Omni Holdings, L.P. exchangeable into shares of Company Common Stock at the option of the holder and (vii) 39,330 Company Series B Preferred Units held by Ridgemont Equity Partners Affiliates III, L.P. exchangeable into shares of Company Common Stock at the option of the holder.

(10) Cetus Capital VI, L.P. ("Cetus"), 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830, reported beneficial ownership of the shares on Form 4 filed with the SEC on February 17, 2026. Based on such Form 4 filing and Amendment No. 1 to Schedule 13G filed with the SEC on May 6, 2025, we believe Cetus has sole voting and dispositive power over 3,116,546 shares of Company Common Stock. Littlejohn Associates VI, L.P., the general partner of Cetus, may be deemed to have beneficial ownership of such shares of Company Common Stock.

Information About our Executive Officers

The table below sets forth information with respect to each person who is an executive officer of the Company as of the date of this Proxy Statement.

Name	Age	Position
Jerome Lorrain	50	Executive Chairman
Shawn Stewart	52	Chief Executive Officer
Jamie Pierson	56	Chief Financial Officer
Michael L. Hance	54	Chief Legal Officer and Secretary
Eric Brandt	45	Chief Commercial Officer
Doug Smith	56	Chief People Officer
Timothy Osborne	61	President, U.S. & Canada

There are no family relationships between any of our executive officers. All officers hold office until the earliest to occur of their resignation or removal by the Board of Directors.

Jerome Lorrain was appointed as the Executive Chairman of the Board in June 2025 after previously serving as an independent director of the Company from October 2024 to June 2025. His biography is set forth above under Proposal 1 — Election of Directors — Director Nominees.

Shawn Stewart was appointed as Chief Executive Officer of the Company and a director in April 2024. His biography is set forth above under Proposal 1 — Election of Directors — Director Nominees.

Jamie Pierson has served as our Chief Financial Officer, initially on an interim basis, since May 2024. Prior to joining the Company, Mr. Pierson served as the Chief Financial Officer for MV Transportation, a privately-owned passenger transportation contracting services firm in North America, from September 2022 until January 2024. Previously, Mr. Pierson served as Chief Financial Officer of Ecobat Technologies, a battery recycler, from July 2021 until September 2022. Mr. Pierson served as a board member and Chief Financial Officer from December 2019 until November 2020 of Yellow Corporation (f/k/a YRC Worldwide, Inc.) ("Yellow") (OTC: YELLQ), a less-than-truckload network with a freight brokerage and carrier direct transportation management system. From June 2019 until December 2019, Mr. Pierson served as Interim Chief Financial Officer of Horizon Global, a designer, manufacturer and distributor of a wide variety of high-quality, custom-engineered towing, trailering, cargo management and other related accessory products in North America, Europe and Africa. Mr. Pierson earned a Bachelor's degree in Business Administration, with a concentration in Finance and Accounting from the University of Texas, and a Master's degree in Business Administration, with a concentration in Finance and Entrepreneurship, also from the University of Texas.

Michael L. Hance has served as our Chief Legal Officer and Secretary since May 2014. Following the departure of former Chairman, President and Chief Executive Officer, Thomas Schmitt, in February 2024, Mr. Hance served as Interim Chief Executive Officer in addition to his current positions until Shawn Stewart was appointed CEO in April 2024. From May 2010 until May 2014, Mr. Hance served as Senior Vice President of Human Resources and General Counsel. From January 2008 until May 2010, he served as Senior Vice President and General Counsel, and from August 2006 until January 2008, he served as Vice President and Staff Counsel. Before joining us, Mr. Hance practiced law with the law firms of Baker, Donelson, Bearman, Caldwell and Berkowitz, P.C. from October 2003 until August 2006 and with Bass, Berry & Sims, PLC from September 1999 to September 2003.

Eric Brandt has served as our Chief Commercial Officer since January 2025. Before joining us, Mr. Brandt was Vice President of Sales, North Region at Panalpina from February 2017 to October 2019, Vice President of Sales, East Region at Crane Worldwide Logistics from October 2019 to March 2020, Vice President of Sales, USA at Agility Logistics from March 2020 to November 2020 and Executive Vice President of Business Development at CEVA Logistics from November 2020 to January 2025. Mr. Brandt has demonstrated expertise in end-to-end logistics solutions, freight management, and supply chain innovations across various industries. Mr. Brandt earned an MBA and a bachelor's degree in international business from Fairleigh Dickinson University.

Doug Smith has served as our Chief People Officer since December 2024. He has over 30 years of human resources experience, including over 25 years of experience within the transportation, distribution and logistics sectors. Before joining us, Mr. Smith was Senior Vice President of Human Resources at Roadrunner Transportation Systems from April 2019 to May 2020 and Senior Vice President of Human Resources at CEVA Logistics from May 2021 to November 2024. Mr. Smith earned a bachelor's degree from Bloomsburg University of Pennsylvania.

Timothy Osborne serves as President, U.S. & Canada, overseeing all North American ground operations and over 200 locations. Mr. Osborne joined Forward Air in 1996 as a Station Manager in Charlotte, NC. He was promoted to Regional Vice President of Operations in 2001, and Senior Vice President of Operations in 2013 before being named Executive Vice President in 2024. Prior to Forward Air, he worked for Rocket Express and UPS. With more than four decades of experience in the transportation and logistics industry, Mr. Osborne is a seasoned executive with an exemplary track record of success. Mr. Osborne earned his bachelor's degree in business administration from King University and attended the Executive Education program at the Owen Graduate School of Management at Vanderbilt University.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") is designed to provide our stockholders with a clear understanding of our compensation philosophy and objectives, compensation-setting process, the compensation elements of our named executive officers, or NEOs, and the compensation decisions and outcomes that occurred during the 2025 performance year. As discussed in Proposal 2, we are conducting our annual Say on Pay vote that requests, on an advisory basis, your approval of the compensation of our NEOs as described in this section and in the tables and accompanying narrative. To assist you with this vote, please review our compensation philosophies, the design of our executive compensation programs and our compensation decisions, as well as how we believe these programs and decisions are in line with our compensation philosophies and objectives, particularly ensuring alignment between actual pay outcomes and short- and long-term strategic objectives.

Fiscal Year 2025 NEOs

Name	Position
Shawn Stewart	Chief Executive Officer
Jamie Pierson	Chief Financial Officer
Jerome Lorrain	Executive Chairman
Michael L. Hance	Chief Legal Officer and Secretary
Eric Brandt	Chief Commercial Officer

Compensation Philosophy and Objectives

The Compensation Committee (the "Committee" for purposes of this CD&A) has designed our executive compensation program to attract, develop, reward and retain key talent to facilitate achievement of our annual, long-term and strategic goals. One of the Committee's objectives is to align executives' interests with stockholders' interests by creating a pay-for-performance culture at the executive level, with the ultimate goal of increasing stockholder value. Other objectives are to recognize the contributions of individual executives, provide market-competitive pay opportunities, balance short- and long-term compensation elements without encouraging excessive or unnecessary risk taking, and foster retention and executive stock ownership. Thus, while executive compensation should be directly linked to Company performance, the Committee believes it should also be an incentive for executives to continually improve individual performance, thereby contributing to our success in meeting our short- and long-term financial, operational and strategic objectives.

The Company's overall compensation philosophy and objectives have not changed since 2024. In developing the 2025 executive compensation plan and making compensation decisions in 2025, however, the Committee took into account several factors: the continued integration of Omni; the ongoing mitigation of related market impacts resulting from the Omni Acquisition; stockholder feedback regarding the Company's strategic direction and the Company's evaluation of strategic alternatives; and the 2025 Annual Meeting of Stockholders say on pay results. With the integration of Omni continuing to progress and the Company's focus shifting toward both executing on its transformation initiatives and advancing its review of strategic alternatives, the Committee designed the 2025 executive compensation program to incentivize our leadership team to achieve key transformation milestones as well as the Company's critical operational, financial and strategic objectives for the year in the face of a continuing soft freight environment.

Executive Summary

2025 Performance Highlights

During 2025, our focus was on the continued stabilization of the Company, executing its transformation strategy, advancing the integration of the Forward Air and Omni networks and aligning our cost structure to match demand amid less than favorable freight market conditions. The Company's 2025 performance continued to be impacted by a persistently weak freight environment and trade-related softness in intermodal service. However, these negative market trends were partially offset by the strong demand for Omni's service offerings and our cost reduction initiatives through the expansion of synergistic service offerings and corrective pricing actions at the Expedited Freight segment.

In addition, during 2025, we remained focused on deleveraging and continuing to strengthen our liquidity position. Specific notable financial and operational highlights for the year ended December 31, 2025 are listed below.

- Consolidated operating revenue from continuing operations of $2.5 billion.

- Consolidated income from continuing operations increased 103.4% to $36.4 million.

- Consolidated EBITDA (calculated in accordance with Company's Credit Agreement) of $307.1 million, which resulted in a leverage ratio of 5.5x, which is below the maximum permitted in our Credit Agreement.

- Reported EBITDA of $186.2 million and Reported EBITDA Margin of 10.1%.

- Continued to deliver on integration synergies, additional cost-saving actions and other efficiency initiatives executed throughout the year, delivering more than $20 million in cost savings in 2025.

- Unified our U.S. domestic ground operations and unveiled our new Latin American regional structure, taking significant steps to strengthen our global logistics network and expanding our footprint to more than 230 facilities across 21 countries.

- Recognized as a Top 100 Third-Party Logistics Provider, identifying us as reliable and adept at customizing solutions and streamlining logistics operations for our customers.

2025 Compensation Highlights

Our pay-for-performance philosophy and the design of our pay programs led to the following Committee actions and plan payouts to our NEOs for 2025:

- *Appointment of Executive Chairman.*   In June 2025, the Board created the role of Executive Chairman and appointed Jerome Lorrain, a then-current independent director, to fill this role. The Board believes the Company has and will continue to strongly benefit from having Mr. Lorrain, an executive with over 30 years of experience in the logistics and transportation industry, to assist our management team with developing and executing on long-term strategic objectives during the Company's strategic alternatives review process, thereby allowing our CEO more time to focus on critical strategic and operational planning and execution. The Board approved a specific annual compensation program for Mr. Lorrain, including a base salary of $450,000 and participation in the Company's LTI program with a fair market value of $750,000.

- *Short-term incentive payouts.*   For 2025, the amount of short-term incentive compensation paid to our NEOs under the annual cash incentive plan was determined by our performance against Adjusted EBITDA (70%) and Unlevered Free Cash Flow (30%), in each case for the twelve months ended December 31, 2025. The Committee shifted the primary financial performance metric for the annual short-term incentive plan from Consolidated EBITDA, as calculated pursuant to the Credit Agreement, to Adjusted EBITDA, reflecting the Company's continued progress in stabilizing its capital structure and the evolution of our stockholders' priorities beyond the immediate covenant compliance concerns that defined 2024. This shift reflects the Committee's view that our executive officers' incentives should be aligned with the operational performance and sustainable profitability of the Company. Based on the Company's Adjusted EBITDA for 2025, component achievement was 44% of target. Based on the Company's Unlevered Free Cash Flow for 2025, component achievement was 126%. As a result, the total weighted achievement under the 2025 annual cash incentive plan was 68% of target with actual cash payouts to the NEOs (excluding Mr. Lorrain who does not participate in our short-term incentive plan) ranging from $257,250 to $617,400.

- *Long-term performance plan payouts.*   The payouts under our performance shares is based on our total stockholder return ("TSR") relative to our peer companies, determined using an average of the results from the final four quarters of the performance period. Applying this methodology, the payout for the January 2023 to December 2025 performance period was 0% of target.

- *Severance.* We maintain severance arrangements for our executive officers and certain other key employees, under which they are entitled to severance benefits in connection with certain involuntary terminations of employment, including in connection with a change in control of the Company. As previously disclosed, the severance benefits were temporarily enhanced during 2024 and 2025. The enhanced benefits expired on December 31, 2025 in accordance with their terms. A description of the material terms of the Company's current severance arrangements is set forth below under the "Potential Payments Upon Termination, Change of Control, Death or Disability" section of this Proxy Statement.

- *Retention Awards.* In 2024, we granted a one-time retention bonus to executives, senior leaders and other managers consisting of 20% cash with a 1-year cliff vesting in March 2025 and 80% time-based restricted shares with 2-year cliff vesting. The restricted shares portion of the awards vested on March 15, 2026, and no retention awards were granted to our NEOs in 2025.

- *Special Awards and Transaction Bonus Plan.* During 2025, the Company granted performance-based restricted share awards (the "Special Awards") to Messrs. Stewart, Pierson and Lorrain (the "Grantees"), representing a right of each of the Grantees to receive 33,333, 33,333 and 25,000 shares, respectively, of the Company's common stock, which will fully vest only upon the achievement of certain goals relating to the Company's ongoing strategic review, subject to adjustment and each Grantee's continuous service through the date of such achievement. The Special Awards will expire if unvested on July 12, 2026. In November 2025, the Company established a performance-based cash incentive program (the "ELT Strategic Incentive Program") to recognize and reward certain executive officers, including Messrs. Hance and Brandt for their respective contributions, involvement, work and participation with the ongoing strategic alternatives review process. Payments to the eligible participants under the ELT Strategic Incentive Program are contingent upon the achievement of certain goals relating to the Company's ongoing strategic review, subject to adjustment and each eligible participant's continuous service through the date of such achievement. The ELT Strategic Incentive Program will expire on July 12, 2026.

Compensation-Setting Process

Role of Stockholder Say on Pay Vote

We provide our stockholders with the opportunity to cast an annual advisory vote on executive compensation (a "say on pay proposal"). At our 2025 Annual Meeting of Stockholders held in June 2025, approximately 92.2% of the votes cast on the say on pay proposal were voted in favor of the proposal compared to a vote of 79.3% in 2024. The Committee believes this outcome affirms stockholders' support of our approach to executive compensation. As a result, we did not change our overall approach to executive compensation in 2025 based upon the results of this advisory vote. The Committee will continue to consider the outcome of say on pay proposal votes when making future compensation decisions for our NEOs.

Role of the Compensation Committee

The Committee is responsible for reviewing and approving our executive compensation policies, programs and the compensation of our senior officers, including our NEOs. The Committee considers various factors in making compensation determinations, including the officer's responsibilities and performance, the effectiveness of our programs in supporting short-term and long-term financial, operational and strategic objectives, and overall financial performance. The Committee approves the final compensation for all NEOs other than the CEO. The Committee coordinates the full Board's annual review of the CEO's and the Executive Chairman's performance and makes preliminary determinations about each of their base salaries, annual short-term incentive compensation, long-term incentive compensation and other awards as appropriate. The Committee discusses its compensation recommendations for the CEO and Executive Chairman with the full Board, and the full Board approves the final compensation decisions after this discussion.

The Committee conducts an annual review of executive officer pay levels, reviews market data updated periodically by Meridian Compensation Partners, LLC ("Meridian"), the Committee's independent executive compensation consultant, approves changes to program designs (including post-termination arrangements) based on an assessment of competitive market practice and emerging trends, oversees the development of succession plans, and evaluates the risks associated with our executive compensation programs.

Role of the Compensation Consultant

The Committee directly retains the services of Meridian. The Committee periodically seeks input from Meridian on a range of external market factors including evolving compensation trends, appropriate peer companies to compare program designs, practices, performance and survey data for benchmarking pay levels. Meridian also provides general observations on the Company's compensation programs and policies, but it does not determine or recommend the amount or form of compensation for the NEOs. During 2025, Meridian attended all Committee meetings as requested and participated in discussions regarding the design, performance metrics and targets under the short- and long-term incentive plans, the compensation of our CEO, Executive Chairman, CFO and CCO, review of our severance arrangements and other matters relating to our executive compensation program and related risks. The Committee determined that Meridian was independent during 2025 per Nasdaq listing standards and had no conflicts of interest to disclose.

Role of Executive Officers in Compensation Decisions

At the request of the Committee, the CEO makes recommendations regarding base salary, annual incentive pay and long-term equity incentive awards for the other NEOs (other than the Executive Chairman) and provides the Committee with justification for such awards. In forming his recommendations, he considers information provided by the Chief People Officer (the "CPO") and assessments of individual contributions, achievement of performance objectives and other qualitative factors. While the Committee gives great weight to the recommendations of the CEO, it has full discretion and authority to make the final decision on the salaries, annual cash incentive awards and long-term equity incentive awards for all NEOs. The CEO does not make recommendations concerning his own compensation and is not present during deliberations and voting regarding his own compensation.

The CEO, CFO, CPO, and CLO regularly attend Committee meetings at the Committee's request. The CPO typically presents recommendations for program design changes and individual pay levels for executive officers (except for his own), taking into consideration individual performance of each incumbent, appropriate benchmarking information and issues that may arise from an accounting, legal and tax perspective.

Compensation Practices

Our executive compensation program is based on the following best practices:

What We Do	What We Don't Do
• Provide pay opportunities that are appropriate to the size of the Company	• Allow repricing or backdating of stock options without stockholder approval
• Maintain a pay program that is heavily performance-based and uses multiple performance measures	• Provide excise tax gross-ups
• Disclose financial performance metrics and goals used in our incentive plans	• Allow executive officers to hedge or pledge Company Common Stock
• Create alignment between executives and stockholders through long-term equity incentives linked to stock price and measurement of stock performance versus peer companies	• Provide special supplemental executive retirement programs
• Maintain meaningful executive stock ownership and retention guidelines	• Provide tax gross-ups on perquisites
• Annually review the risk profile of compensation programs and maintain risk mitigators	• Provide significant perquisites
• Provide market-aligned severance and change-in-control protection	

What We Do	What We Don't Do
• Require double-trigger vesting on long-term equity awards in the event of a change in control • Maintain a Dodd-Frank compliant clawback policy requiring the mandatory recovery of erroneously awarded incentive-based compensation paid to an executive officer upon an accounting restatement • Maintain an additional recoupment policy allowing recovery of cash or equity-based compensation in certain circumstances, including material negative revisions to relevant financial results, material violations of the Code of Business Conduct and reckless supervision under certain circumstances • Retain an independent compensation consultant engaged by, and reporting directly to, the Committee	

Key Elements of Executive Compensation Program

Consistent with our compensation philosophies and objectives, we have structured executive compensation to motivate and reward executives to achieve our business goals.

For the fiscal year ended December 31, 2025, the components of compensation for our NEOs were:

- Base salary;
- Annual cash incentive compensation;
- Long-term equity incentive compensation; and
- Retirement and other benefits.

The Committee combines these elements, particularly base salary and short and long-term incentives, to provide a total compensation package designed to attract highly qualified individuals and provide incentives to align efforts and motivate executives to deliver Company performance that creates stockholder value. As a result, the total value of the compensation package is weighted more heavily towards variable, performance-based components. In addition, the Committee may take one-time compensation actions to address specific circumstances, concerns or objectives. For example, during 2025, the Company approved the Special Awards and ELT Bonus Program in connection with its strategic alternatives review process.

During 2025, the Committee reviewed the executive compensation program including total target compensation for each NEO comprised of base pay, annual incentives and long-term incentives. The Committee considered two primary sources of market data in evaluating compensation: (i) a custom peer group and (ii) general industry survey data. The custom peer group included companies used for TSR benchmarking, as well as additional companies in similar or adjacent industries with more comparable size characteristics and was used to provide context on market positioning and competitiveness. In addition, the Committee referenced general industry market data from a nationally recognized executive compensation survey (WTW Compensation Survey). When looking at the market data, the Committee targeted total compensation opportunities within a reasonable range around the size-adjusted 50th percentile. In addition to the market data for similarly situated positions, the Committee also considered other factors when establishing target total compensation opportunities, including, but not limited to, the experience level of the executive, the value of the executive to the Company, his or her position within the Company and, if applicable, existing and prior year awards.

The total target compensation for the NEOs in 2025 is set forth in the chart below. For all returning NEOs except for Mr. Pierson, total target compensation in 2025 remained unchanged from 2024.

| | | Target Annual Incentives | | | |
NEO	Base Salary ($)	Target Annual Incentives ($)	As a Percent of Base Salary	Target Long-Term Incentive ($)	Total Target Compensation ($)
Shawn Stewart	900,000	900,000	100%	3,000,000	4,800,000
Jamie Pierson	625,000	468,750	75%	1,150,000	2,243,750
Jerome Lorrain	450,000	—	—	750,000	1,200,000
Michael L. Hance	500,000	375,000	75%	600,000	1,475,000
Eric Brandt	525,000	393,750	75%	500,000	1,418,750

Our compensation programs are designed to motivate strong annual and long-term performance. We set a majority of NEOs' total compensation (base salary, annual incentives and long-term incentives) to be "at risk", meaning that the compensation is earned by meeting annual or long-term performance goals or is influenced by our stock price. The 2025 compensation mix for our NEOs was as follows:





The compensation that an executive actually receives will differ from that executive's target compensation for a variety of reasons. Annual incentive payouts are based on Company performance against financial targets and achievement of individual and business objectives. The value of compensation realized from long-term incentive awards is dependent upon stock price performance and relative TSR versus peer companies.

Base Salary

The objective of base salary is to reflect the base market value of the executive's role. It is designed to reward core competence in roles that are complex and demanding. We choose to pay base salary because it is necessary for talent attraction and retention.

Generally, base salaries for the NEOs are determined for each executive based on position and responsibility and by reference to market data that considers the Company's increased size and complexity of the organization following the integration of Omni. The Committee also considers factors such as retention, internal pay equity, level of experience and qualifications of the individual, scope of responsibilities and future potential, succession planning, and objectives established for the executive as well as the executive's past performance.

During 2025, there were no changes to the base salaries for any of our NEOs.

Annual Incentive Compensation

Overview

In 2025, reflecting the Company's continued progress in stabilizing its capital structure and the evolution of stockholder priorities beyond the immediate covenant compliance concerns that shaped 2024, the Committee shifted the primary financial performance metric for the annual cash incentive plan from Consolidated EBITDA, as calculated under the Credit Agreement, to Adjusted EBITDA. Unlike Consolidated EBITDA, Adjusted EBITDA is not a financial covenant under the Company's loan facilities, and its selection reflects the Committee's view that, as the most acute liquidity pressures of the post-Omni acquisition period have moderated, the focus of the executive compensation program should shift toward incentivizing sustainable profitability and operational performance. The Committee believes this transition better aligns executive incentives with the Company's current strategic priorities, including finalizing the Omni integration and executing on the Company's broader transformation strategy.

Plan Design

Target Opportunity.   Annual cash incentive plan target opportunity levels (reflected as a percentage of base salary) approved by the Committee for the NEOs in 2025, which remained unchanged from the prior year, were 100% of base salary for Mr. Stewart and 75% of base salary for all other NEOs (excluding Mr. Lorrain, who does not participate in the annual cash incentive plan).

Performance Components.   Similar to 2024, 100% of the total cash incentive opportunity under the 2025 Annual Cash Incentive Plan for all NEOs was based on Company performance.

Performance Metrics.   The Committee established full year 2025 Adjusted EBITDA and Unlevered Free Cash Flow for the twelve months ended December 31, 2025 as the performance metrics for the 2025 annual cash incentive plan as follows:

Annual Cash Incentive Plan	
Components of Plan	**Weighing As a Percent of Target**
Adjusted EBITDA	70%
Unlevered Free Cash Flow	30%

Adjusted EBITDA, for purposes of the 2025 Annual Cash Incentive Plan, is generally defined as Reported EBITDA less certain adjustments for non-cash, non-recurring and non-operational items which are typically made when calculating Adjusted EBITDA, including integration costs, severance, project start-up and facility shut-down costs and IT implementation costs. Unlevered Free Cash Flow is calculated as Adjusted EBITDA adjusted for capital expenditures, changes in working capital, cash taxes and certain non-cash items.

Goals under the 2025 annual cash incentive awards were set to represent five incremental performance levels: downside, low, target, high, and stretch, with potential payouts ranging from 0% of target (when threshold performance is not achieved) to 200% of target (when "stretch" performance is achieved).

The target level for both Adjusted EBITDA and Unlevered Free Cash Flow generally reflects performance consistent with our internal business plan at the time the target was established, subject to adjustment in response to known headwinds or tailwinds or other economic conditions. Downside, low, high, and stretch levels are designed to provide a smaller award for lower levels of acceptable performance (downside and low) and to reward exceptional levels of performance (high and stretch). The Committee retained discretion as to the amount of the ultimate short-term incentive to be paid.

Corporate Performance — Adjusted EBITDA.   The 2025 Adjusted EBITDA goals and corresponding performance levels are noted below. Payout for performance between points is interpolated on a straight-line basis.

Adjusted EBITDA (000s)	Downside	Low	Target	High	Stretch	Fiscal Year 2025 Results	% of Target Payout
Adjusted EBITDA	$254,000	$308,000	$320,000 – 355,000	$372,000	$423,000	$293,000	44%
% of Target Payout	25%	50%	100% – 120%	150%	200%		

Corporate Performance — Unlevered Free Cash Flow.   The 2025 Unlevered Free Cash Flow goals and corresponding performance levels are noted below. Payout for performance between points is interpolated on a straight-line basis.

Unlevered Free Cash Flow (000s)	Downside	Low	Target	High	Stretch	Fiscal Year 2025 Results	% of Target Payout
Unlevered Free Cash Flow	$190,000	$228,000	$240,000 – 266,000	$278,000	$316,000	$269,000	126%
% of Target Payout	25%	50%	100% – 120%	150%	200%		

2025 Annual Incentive Payout.   Based on the respective weightings for Adjusted EBITDA and Unlevered Free Cash Flow, the actual payout for each participating executive under the annual incentive plan was 68% of target. Actual amounts paid to the NEOs under the annual incentive plan are set forth in the Summary Compensation Table of this Proxy Statement.

Long-Term Equity Incentive Awards

Overview

The objective of providing long-term equity incentives is to attract and retain critical leadership, align executive interests to those of stockholders, enhance long-term thinking in general and focus executives on metrics that lead to increased stockholder value over the long term. Our long-term equity incentives are specifically designed to reward stock price appreciation and outperformance of stockholder return relative to industry peer companies.

In 2025, the composition and weighting of LTI awards granted to each of our NEOs remained consistent with the prior year with (1) Mr. Stewart's award being comprised of 40% in time-based restricted stock and 60% in performance shares earned based on relative TSR performance versus peers and (2) the other NEOs' awards being comprised of 50% in time-based restricted stock and 50% in performance shares earned based on relative TSR performance versus peers. In connection with Mr. Lorrain's appointment as Executive Chairman in June 2025, the Committee approved a sign-on LTI award for Mr. Lorrain with a target value of $500,000, comprised of 60% in performance shares and 40% in restricted stock. Mr. Lorrain became eligible to participate in the LTI program on a full-year basis with a target value of $750,000 beginning with the 2026 performance year.

In 2025, the Committee approved the following target long-term incentive awards for the NEOs:

NEO	2025 Restricted Stock Grant ($)	2025 Target TSR Performance Share Grant ($)	2025 Total Long-Term Incentive Award ($)
Shawn Stewart	1,200,000	1,800,000	3,000,000
Jamie Pierson	575,000	575,000	1,150,000
Jerome Lorrain	200,000	300,000	500,000
Michael L. Hance	300,000	300,000	600,000
Eric Brandt	250,000	250,000	500,000

The number of shares of restricted stock and performance shares issued to the NEOs under the 2025 Omnibus Plan for the fiscal year ended December 31, 2025 are set forth in the Grants of Plan-Based Awards for Fiscal 2025 Table of this Proxy Statement.

Equity-based awards. The value to the executive of the two components comprising long-term equity compensation in 2025 (restricted stock and TSR performance shares) is impacted by the performance of the Company's stock as follows:

- restricted stock becomes more valuable to the executive if our stock price increases, and the executive shares in the downside risk of a decline in our stock price; and

- the number of performance shares earned, if any, will depend on how the Company's stock performs relative to transportation industry peers. Like restricted stock, the value ultimately delivered increases or decreases based on the performance of the Company's stock relative to the performance of our peers from grant to settlement date.

As it is possible that there will be no payout under the performance shares element, these awards are completely "at risk" compensation. In addition, if the Company's stock price decreases after grant, the value of the restricted stock grant will decrease. This emphasis on at-risk compensation in the LTI awards accomplishes our goal of creating a pay-for-performance culture at the executive level, while striking the appropriate balance among risk, retention and reward. Each element of the LTI is discussed in more detail below.

Restricted Stock. A share of restricted stock is a share of Company Common Stock that is subject to vesting requirements based on continued employment. Restricted stock grant sizes are calculated generally by multiplying the target LTI economic value by the weighting assigned to the restricted stock component and dividing it by the value of a single share of Company Common Stock determined using the estimated grant date fair value. The estimated grant date fair value of the restricted shares awarded to (1) Messrs. Stewart, Pierson, Hance and Brandt in February 2025 and (2) Mr. Lorrain in July 2025 are set forth below in the Summary Compensation Table, and, in each case, represent the closing price of Company Common Stock on the date of grant multiplied by the number of restricted shares awarded.

Shares granted under restricted stock awards are restricted from sale or transfer until vesting occurs, and restrictions lapse in three equal installments beginning one year after the date of grant. To the extent not earlier vested, the shares of restricted stock will vest upon the death or disability of the recipient, as well as upon involuntary termination of employment in connection with or within 24 months after a change in control (as such term is defined in the Company's 2016 Omnibus Compensation Incentive Plan (the "2016 Omnibus Plan") or the 2025 Omnibus Plan, as applicable).

Performance Shares. A performance share is the right to receive a share of Company Common Stock based upon the achievement of certain performance criteria. Performance share grant sizes awarded in 2025 were calculated by multiplying the target LTI economic value by the weighting assigned to the TSR performance share component and dividing it by the estimated value of a single performance share on the grant date determined using a Monte Carlo valuation model.

TSR Performance Shares. 100% of the performance shares awarded are earned on the basis of our TSR measured over a three-year period, relative to the TSR of a peer group of transportation companies.

The TSR peer group used for the 2025 grants consisted of the following 17 companies, which were selected based on the Committee's assessment that these companies most closely align with the Company from a size and target market perspective, three of which — GXO Logistics, Inc., Ryder System, Inc. and RXO, Inc. — were added in 2025:

ArcBest Corporation	Marten Transport, Ltd.
C.H. Robinson Worldwide, Inc.	Old Dominion Freight Line, Inc.
Expeditors International of Washington, Inc.	Ryder System, Inc.
GXO Logistics, Inc.	Saia, Inc.
Heartland Express, Inc.	RXO, Inc.
Hub Group, Inc.	Schneider National, Inc.
J.B. Hunt Transport Services, Inc.	Werner Enterprises, Inc.
Knight-Swift Transportation Holdings, Inc.	XPO, Inc.
Landstar Systems, Inc.	

The actual number of performance shares earned is based on the percentile of our TSR relative to the TSRs of the comparator group companies described above during the three-year performance period. Calculations are conducted at the end of each of the last four quarters of the performance period using the payout/performance scale below, and then averaged to determine the actual payout. Payouts can range from 0% to 200% of the target number of performance shares awarded.

Payout for performance between points is calculated using straight-line interpolation.

Performance Level	Payout (as a % of Target)
90th percentile or higher	200%
70th percentile	150%
50th percentile	100%
25th percentile	50%
Below 25th percentile	0%

TSR is calculated based on the change in share price plus reinvestment of dividends, with beginning and ending share price calculated as follows:

- Beginning market price equals the closing price on the last trading day immediately preceding the first day of the performance period.

- Ending market price equals the closing price on the last trading day of each measurement period (i.e., the final four calendar quarters).

- If absolute TSR is negative over the performance period, any payout under the TSR metric will not exceed target.

The performance shares pay out in shares of Company Common Stock shortly after the close of the three-year performance period. Dividends are not paid on unvested TSR performance shares but rather are paid as and when the underlying performance shares have been earned and vested. TSR performance shares vest upon the death or disability of the recipient at target, as well as upon involuntary termination of employment in connection with or within 24 months after a change in control (as such term is defined in the 2016 Omnibus Plan or 2025 Omnibus Plan, as applicable).

2023 Performance Shares. The final payout for the January 2023 to December 2025 performance period was 0% of target given that our TSR performance relative to peers was below the 25th percentile in all measurement periods.

Special Awards and Transaction Bonus Plan

The Committee recognizes the importance of maintaining a stable and focused leadership team as we continue to execute on our transformation and strategic alternatives priorities and to reward senior leaders for successful execution of our strategic objectives in furtherance of maximizing stockholder value. To that end, in 2025, we granted each of Messrs. Stewart, Pierson and Lorrain a Special Award representing the right to receive 33,333, 33,333 and 25,000 shares, respectively, of the Company Common Stock, subject to adjustments as provided by the 2025 Omnibus Plan. The Special Awards will fully vest upon the achievement of certain goals relating to the Company's ongoing strategic review, subject to adjustment and to the Grantees' continuous service through the date of such achievement. The Special Awards will expire if unvested on July 12, 2026.

In addition, in November 2025, the Company established the ELT Strategic Incentive Program which created a cash pool that will be used to recognize and reward certain executive officers, including Messrs. Hance and Brandt, for their respective contributions, involvement, work and participation with the ongoing strategic alternatives review process. Payments to the eligible participants under the ELT Strategic Incentive Program are contingent upon the achievement of certain goals relating to the Company's ongoing strategic review, subject to the eligible participants' continuous service through the date of such achievement. The ELT Strategic Incentive Program will expire on July 12, 2026.

Compensation Changes for 2026

In February 2026, the Committee and the Board, upon consultation with Meridian, approved increases to each of Mr. Stewart's and Mr. Pierson's 2026 total compensation in the form of increases to base salary, target annual cash incentive amount and long-term incentive grant value, as described below. The Board believes it is critical that, over the next couple of years, the Company execute on its key strategic and operational priorities and objectives while continuing to evaluate and pursue strategic transactions and alternatives. Messrs. Stewart and Pierson have been highly effective in navigating a complex operating environment and leading the Company through periods of significant change, including integration efforts, strategic transformation and a review of strategic alternatives. Accordingly, as the Company continues to navigate a dynamic environment, the compensation adjustments are intended to support retention and appropriately incentivize these executives over the next several years.

- *Mr. Stewart*: base salary increased from $900,000 to $1,000,000, target annual cash incentive amount increased from $900,000 to $1,250,000 and long-term incentive award value increased from $3,000,000 to $3,750,000.

- *Mr. Pierson*: base salary increased from $625,000 to $725,000, target annual cash incentive amount increased from $468,750 to $725,000 and long-term incentive award value increased from $1,150,000 to $1,334,000.

Retirement and Other Benefits

Our NEOs receive the same retirement and other benefits as other employees at the Company. We choose to pay these benefits to meet the objective of having a competitive retirement and benefit package in the marketplace. Retirement benefits reward employees for saving for their retirement and for continued employment. Welfare benefits such as medical and life insurance reward continued employment.

All full-time Company employees, including the NEOs, are entitled to participate in the 401(k) retirement savings plan. Under that plan, for each pay period, the Company provides a $0.25 matching contribution for every dollar an employee elects to defer into the 401(k) plan, limited to elective deferrals up to 6% of the employee's compensation for the pay period. The matching contribution is subject to the rules and regulations on maximum contributions by individuals under such a plan. Matching contributions to the NEOs for the fiscal year ended December 31, 2025 are reflected in the "401(k) Match" column of the All Other Compensation Table of this Proxy Statement.

The NEOs are also eligible to participate in the Company's health, dental, disability and other insurance plans on the same terms and at the same cost as such plans are available to all full-time employees. The Company does not have a supplemental executive retirement plan or one that provides for the deferral of compensation on a basis that is not tax-qualified.

Severance Arrangements

Our NEOs, other than Mr. Lorrain, participate in the Severance Plan, which became effective January 1, 2013, and was amended and restated on October 25, 2021. The objectives of the Severance Plan are to enhance the attraction and retention of executive talent during corporate upheaval, enable management to evaluate and support potential transactions that might be beneficial to stockholders even though the result would be a change in control of the Company, and obtain important corporate protections upon terminations of employment. The plan is designed to reward executives for remaining with the Company when their prospects for continued employment following a change in control or other corporate upheaval may be uncertain. We chose to adopt the plan to protect stockholder value in such events by increasing the probability of retaining an intact management team.

In connection with the Omni Acquisition, in March 2024, the Committee supplemented the Severance Plan to provide that in the event of an involuntary "not-for-cause" termination between March 15, 2024 and December 31, 2025, recipients would receive change-in-control severance treatment pursuant to the Severance Plan and the acceleration of their unvested equity under the 2016 Omnibus Plan and the 2025 Omnibus Plan, as applicable. The enhanced benefits expired on December 31, 2025.

In addition, on January 14, 2025, the Committee approved an amendment to the Severance Plan effective January 14, 2026 to shorten the notice period by which the Company must give participants notice of an adverse amendment or termination of the Severance Plan from twelve months to sixty days before such adverse amendment or termination can take effect. As of January 14, 2026, participants are no longer entitled to any pro-rata annual incentive award payment for the fiscal year in which the termination occurs.

The severance benefits available to our NEOs under the Severance Plan are described in more detail under the "Potential Payments upon Termination, Change of Control, Death or Disability" section of this Proxy Statement and in the table set forth within that section.

Tax and Accounting Implications

Accounting for Executive Compensation. The Committee and management consider the accounting and tax effects of various compensation elements when designing our annual incentive and equity compensation plans and making other compensation decisions. Although the Committee designs the Company's plans and programs to be tax-efficient and to minimize compensation expense, these considerations are secondary to meeting the overall objectives of the executive compensation program. We account for share-based compensation in accordance with GAAP. Consequently, share-based compensation cost is measured at the grant date based on the fair value of the award in accordance with ASC 718. We generally recognize share-based compensation expense ratably over the vesting period of each award except as otherwise required by ASC 718.

Other Compensation and Governance Policies

Risk Management

Our incentive program rewards reasonable risk-taking, accomplished through both program design and Committee processes.

Program design features for NEOs that mitigate risk include the following:

- Balanced mix of pay including base salary (fixed compensation) and a balance of annual (cash) and long-term (equity) incentives;
- Capped short-term incentives;
- Short-term incentive goals tied to financial goals of the corporate-level strategic plan;
- Annual equity-based incentive grants without backdating or repricing;
- Stock ownership guidelines applicable to senior executive officers, as described below;
- Prohibition on hedging and pledging Company Common Stock, as described below; and

- A compensation recoupment or "clawback" policy, as described below.

Committee processes mitigating risk include:

- Overall administration of executive plans by the Committee;

- Reasonable short-term incentive goals;

- Financial performance objectives based upon budget objectives that are reviewed and approved by the Committee and the Board;

- Avoidance of steep payout cliffs;

- Ongoing and active discussion between the Committee and management regarding progress on short-term and long-term goals; and

- Committee authority to pay less than the maximum short-term incentive amount after assessing the proper alignment with stockholder interests and overall contribution and performance of the executive officers.

Executive Officer Stock Ownership Guidelines

The Company has adopted executive stock ownership and retention guidelines (the "Ownership Guidelines"). These Ownership Guidelines are applicable to executive officers, including the NEOs. Our Ownership Guidelines are designed to increase executives' equity stakes in the Company and to align executives' interests more closely with the interests of stockholders. The Ownership Guidelines require covered executives to own, and hold during their tenure with the Company, shares of Company Common Stock sufficient in number to satisfy the relevant amount specified below as a multiple of the executive's annual base salary. The NEOs and other executive officers are reflected in the chart below:

Position	Value of Company Common Stock
Chief Executive Officer	6 times base salary
Presidents, COO, CFO, CCO, and CLO	3 times base salary
All other executive officers	2 times base salary

Until the executive achieves the applicable ownership level, he or she is required to retain 50% of the net number of shares of Company Common Stock acquired through Company-provided stock-based awards, the vesting of restricted stock awards, the delivery of shares in settlement of stock units or performance share awards, or the delivery of shares to the executive through any other incentive compensation arrangement. No retention requirement applies under the Ownership Guidelines to shares acquired in excess of the requisite ownership level. Shares underlying unexercised stock options and unvested or unearned performance share awards or performance units do not count towards the stock ownership guidelines. The Ownership Guidelines allow unvested restricted stock to count towards the stock ownership guidelines. As of December 31, 2025, certain of our executive officers did not meet the applicable stock ownership guidelines, primarily as a result of the decline in the market price of our Company Common Stock. No executive officer sold any shares of Company Common Stock during any period in which such executive officer's holdings were below the applicable ownership threshold. The Compensation Committee monitors the progress of each executive officer towards meeting their ownership requirements and will take such actions as it deems appropriate to address any continued noncompliance.

Prohibition Against Hedging and Pledging

The Company's Insider Trading Policy prohibits executive officers from engaging in any form of hedging transactions. In addition, the policy prohibits executive officers from holding Company securities in margin accounts and from pledging Company securities as collateral for loans. The Company believes that these policies further align our executives' interests with those of our stockholders.

Equity Grant Practices

We grant most equity-based awards on a predetermined schedule aligned with the annual executive compensation review cycle, whereby the Compensation Committee approves grants to executive officers and other employees at the Board's February meeting, which is generally set at least one year in advance of the meeting. For 2025, equity grants were approved approximately one week prior to our release of earnings for the prior year. From time to time, the Compensation Committee may grant additional one-time equity-based awards to key employees. We do not currently grant stock options to employees.

The Compensation Committee does not take into account material non-public information when determining the timing and terms of equity-based awards, and the Company does not time the disclosure of material non-public information for the purpose of affecting the value of executive compensation.

Clawback Policies

We maintain two compensation recoupment, or "clawback," policies, each as further described below. As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and related rules and regulations of the SEC and Nasdaq, our Executive Officer Clawback Policy applies to all of our current and former executive officers in the event of a financial restatement. In addition, we maintain a recoupment policy that applies to all employees and covers circumstances beyond those set forth in the Executive Officer Clawback Policy.

Executive Officer Clawback Policy

In 2023, the Board adopted the Executive Officer Clawback Policy pursuant to which the executive officers and certain other non-executive officers are required to repay or return to the Company erroneously awarded compensation upon an accounting restatement. The Executive Officer Clawback Policy is in material compliance with all applicable SEC regulations promulgated to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including Rule 10D-1 promulgated under the Securities Exchange Act of 1934, as amended, and the rules adopted by Nasdaq.

The Executive Officer Clawback Policy is triggered if we are required to prepare an accounting restatement of our financial statements due to any material noncompliance with a financial reporting requirement under the securities laws. Once the policy is triggered, the Committee will require recoupment of any erroneously-awarded compensation received by a current or former executive officer during the three completed fiscal years immediately preceding the date we are required to prepare an accounting restatement. The Executive Officer Clawback Policy is a "no-fault" policy and recoupment is required regardless of whether a current or former executive officer contributed to the restatement.

For purposes of the policy, erroneously-awarded compensation is the amount of incentive-based compensation paid to a current or former executive officer that exceeds the incentive-based compensation the executive officer would have been paid had it been based on the restated financial statements. Incentive-based compensation includes any compensation granted, earned or vested based wholly or in part on the attainment of a financial reporting measure (meaning a measure determined and presented in accordance with the accounting principles used in preparing our financial statements and any measure that is derived in whole or in part from such measure).

The Committee will determine the timing and method of recoupment of erroneously-awarded compensation in its sole discretion pursuant to the policy. Recoupment is required unless recovery would be impracticable, as set forth in the policy.

Policy on Recoupment of Executive Compensation

The Company has adopted a discretionary incentive compensation clawback policy (the "Recoupment Policy") that applies to its executive officers, including the NEOs, and certain other specified employees. This policy allows the Company to seek reimbursement of incentive compensation paid or awarded to executive officers in any of the circumstances listed below.

- A determination is made that the executive officer engaged in fraud, theft, misappropriation or embezzlement.
- A determination is made that the Company is required to file an accounting restatement with the SEC that either resulted from the intentional misconduct of the executive officer or, regardless of the

existence of intentional misconduct, resulted in a material negative revision of a financial or operating measure that was used to determine incentive compensation.

- Any other material negative revision of a financial or operating measure within 36 months after such financial or operating measure served as the basis on which incentive compensation was awarded or paid to the executive officer.

- An error or miscalculation of the executive officer's incentive compensation payout within six months after such erroneous amount is paid.

- Material violations of the Company's Business Code of Conduct and Ethics that could reasonably lead to a material financial or reputational harm to the Company.

- The executive officer is terminated from employment by the Company due to a felony conviction or the failure to contest prosecution for a felony or, in the Committee's determination, for such executive officer's gross negligence, willful misconduct or dishonesty, any of which could reasonably lead to material financial or reputational harm to the Company.

The executive officer's failure to report or reckless failure to supervise his or her direct reports that, in the Committee's determination, resulted in such executive officer's failure to detect, in each case, gross negligence, willful misconduct or dishonesty on the part of others, any of which could reasonably lead to material financial or reputational harm to the Company.

The Recoupment Policy allows the Company to recover incentive compensation awarded to the affected executive officers, including, but not limited to, bonuses, annual, periodic or long-term cash incentive compensation, stock-based awards and the Company Common Stock acquired thereunder, and sale proceeds realized from the sale of Company Common Stock acquired through stock-based awards. All actions taken and decisions made relating to the Recoupment Policy are in the Committee's sole and absolute discretion.

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC.

Submitted By:
Paul Svindland, Chair
Charles L. Anderson
Christine M. Gorjanc
The Compensation Committee of The Board of Directors

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the compensation earned in 2025, 2024 and 2023 by the NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Shawn Stewart, ... Chief Executive Officer	2025	900,000	—	4,037,990	—	617,400	5,919	5,561,309
	2024	588,462	400,000	3,234,892	—	336,000	4,905	4,564,259
Jamie Pierson, ... Chief Financial Officer	2025	625,000	—	2,187,990	—	321,563	5,413	3,139,966
	2024	300,481	250,000	1,025,000	—	131,250	1,985	1,708,716
Jerome Lorrain, ... Executive Chairman[4]	2025	234,176	—	1,184,250	—	—	48,336	1,466,762
Michael L. Hance, ... Chief Legal Officer and Secretary	2025	500,000	—	600,000	—	257,250	6,269	1,363,519
	2024	593,462	—	1,160,000	—	210,000	32,424	1,995,886
	2023	456,000	—	393,750	131,250	51,300	11,712	1,044,012
Eric Brandt, ... Chief Commercial Officer[5]	2025	525,000	—	500,000	—	261,226	—	1,286,226

(1) Represents the aggregate grant date fair value of restricted share and performance share awards (and assuming achievement at target for such performance share awards), including the Special Awards. The fair values of these awards were determined in accordance with ASC 718. The awards for which the aggregate grant date fair value is shown in this table include the awards described in the Grants of Plan-Based Awards for Fiscal 2025 table below. The assumptions used in determining the grant date fair values of these awards are set forth in Note 6 to the Company's consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC.

(2) Represents cash incentives earned under the applicable year Annual Cash Incentive Plan.

(3) See the "All Other Compensation Table" below for additional information.

(4) Mr. Lorrain began his role as Executive Chairman on June 11, 2025.

(5) Mr. Brandt began his role as Chief Commercial Officer on January 13, 2025.

All Other Compensation Table for Fiscal 2025

The following table shows the components of "all other compensation" earned in 2025 by the NEOs.

Name	401(k) Match ($)	Long-Term Disability Insurance ($)[1]	Other ($)[2]	Total ($)
Shawn Stewart	4,039	1,880	—	5,919
Jamie Pierson	3,533	1,880	—	5,413
Jerome Lorrain	1,385	—	46,951	48,336
Michael L. Hance	4,389	1,880	—	6,269
Eric Brandt	—	—	—	—

(1) Represents premiums paid by the Company for long-term disability insurance.

(2) For Mr. Lorrain, represents cash compensation received in connection with his service as a director of the Company prior to becoming our Executive Chairman.

Grants of Plan-Based Awards for Fiscal 2025

In this table, we provide information about each grant of awards made to an NEO in the most recently completed year. This includes awards under the Company's Annual Cash Incentive Plan, as well as performance share awards and restricted stock awards.

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Shares to be Issued Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	All Other Option Awards: Number of Securities Underlying Options (#)	Grant Date Fair Value of Stock and Option Awards ($)[3]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
Shawn Stewart. . . .	Annual Cash Incentive Plan	—	225,000	900,000	1,350,000	—	—	—	—	—	—
	Performance Shares[4]	2/19/25	—	—	—	22,682	45,363	90,726	—	—	1,800,004
	Special Grant[5]	2/19/25	—	—	—	33,333	33,333	33,333	—	—	1,037,990
	Restricted Stock	2/19/25	—	—	—	—	—	—	38,536	—	1,200,011
Jamie Pierson	Annual Cash Incentive Plan	—	117,188	468,750	703,125	—	—	—	—	—	—
	Performance Shares[4]	2/19/25	—	—	—	7,246	14,491	28,982	—	—	575,003
	Special Grant[5]	2/19/25	—	—	—	33,333	33,333	33,333	—	—	1,037,990
	Restricted Stock	2/19/25	—	—	—	—	—	—	18,465	—	575,000
Jerome Lorrain . . .	Annual Cash Incentive Plan[6]	—	—	—	—	—	—	—	—	—	—
	Performance Shares[4]	7/11/25	—	—	—	3,523	7,046	14,092	—	—	300,019
	Special Grant[5]	7/11/25	—	—	—	25,000	25,000	25,000	—	—	684,250
	Restricted Stock	7/11/25	—	—	—	—	—	—	7,307	—	199,993
Michael L. Hance . .	Annual Cash Incentive Plan	—	93,750	375,000	562,500	—	—	—	—	—	—
	Performance Shares[4]	2/19/25	—	—	—	3,780	7,560	15,120	—	—	299,981
	Restricted Stock	2/19/25	—	—	—	—	—	—	9,634	—	300,003
Eric Brandt	Annual Cash Incentive Plan	—	93,483	393,750	590,625	—	—	—	—	—	—
	Performance Shares[4]	2/19/25	—	—	—	3,150	6,300	12,600	—	—	249,984
	Restricted Stock	2/19/25	—	—	—	—	—	—	8,028	—	249,984

(1) Amounts represent the NEO's threshold (which we refer to as "downside"), target and maximum (which we refer to as "stretch") potential payout levels related to achievement of Company performance metrics under the Company's 2025 Annual Cash Incentive Plan. The payments for these awards have already been determined and were paid to the NEOs and disclosed in the Summary Compensation Table.

(2) Each grant vests in equal annual installments over a three-year period beginning on the first anniversary of the grant date.

(3) Represents the aggregate grant date fair value of performance share and restricted stock. The fair value of those awards was determined in accordance with ASC 718. The assumptions used in determining the grant date fair value of these awards are set forth in the notes to the Company's consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC.

(4) The performance shares vest after the last day of the three-year performance period upon certification of performance results by the Compensation Committee. The number of shares earned are based on the TSR of Company Common Stock compared to the TSR of a peer group. See the "Long-Term Equity Incentive Awards" section of this Proxy Statement for additional information.

(5) Represents a one-time grant awarded to certain NEOs as described under "Special Awards and Transaction Bonus Plan" in the Compensation Discussion and Analysis.

(6) Mr. Lorrain did not participate in the 2025 Annual Cash Incentive Plan.

Outstanding Equity Awards at Fiscal 2025 Year-End

The following table shows information about outstanding equity awards at December 31, 2025.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)[2]	Market Value of Shares of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market Value of Unearned Shares That Have Not Vested ($)[3]
Shawn Stewart	—	—	—	—	—	72,506	1,812,650	155,129	3,878,225
Jamie Pierson	—	—	—	—	—	31,427	785,675	62,917	1,572,925
Jerome Lorrain	—	—	—	—	—	7,307	182,675	32,046	801,150
Michael L. Hance	4,536	—	106.29	2/8/2022	2/8/2029				
	2,201	1,101	115.42	2/7/2023	2/7/2030	37,525	938,125	46,930	1,173,250
Eric Brandt	—	—	—	—	—	8,028	200,700	6,300	157,500

---

(1) Each grant vests in equal annual installments over a three-year period beginning on the first anniversary of the grant date.

(2) The amounts shown represent restricted stock awards granted under the 2016 Omnibus Plan or 2025 Omnibus Plan, as applicable. Each grant vests in equal annual installments over a three-year period beginning on the first anniversary of the grant date.

(3) The market value of the awards that have not vested is based on the closing price of Company Common Stock on Nasdaq on December 31, 2025, which was $25.00.

(4) The amounts shown represent performance share awards granted under the 2016 Omnibus Plan or 2025 Omnibus Plan, as applicable. The performance shares vest after the last day of the three-year performance period upon certification of performance results by the Compensation Committee. The number of shares earned are based on the TSR of Company Common Stock compared to the TSR of a peer group. See the "Long-Term Equity Incentive Awards" section of this Proxy Statement for additional information. Shares presented represent the award at the target amount. The actual amounts that will be earned are dependent upon the achievement of pre-established performance goals during the respective performance cycles.

Option Exercises and Stock Vested During Fiscal 2025

The following table shows information about options exercised or shares acquired on vesting during 2025.

| Name | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1][2]
Shawn Stewart	—	—	16,985	241,697
Jamie Pierson	—	—	32,189	853,009
Jerome Lorrain	—	—	4,061	79,514
Michael L. Hance	—	—	5,151	123,108
Eric Brandt	—	—	—	—

(1) The value realized upon exercise or vesting is based on the market price on the date of exercise or vesting.

(2) Shares withheld for income tax purposes related to stock vested were as follows: Mr. Stewart — none, Mr. Pierson — none, Mr. Lorrain — none, Mr. Hance — 1,409 shares, and Mr. Brandt — none.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2025 with respect to shares of Company Common Stock that may be issued under the following existing equity compensation plans: the 2016 Omnibus Plan, the 2025 Omnibus Plan, our 2025 Non-Employee Director Stock Plan (the "2025 NED Plan") and our Employee Stock Purchase Plan (the "ESPP"). Our stockholders have approved each of these plans.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued upon Exercise or Vesting of Outstanding/ Unvested Shares, Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1] ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans[2]
Equity Compensation Plans Approved By Stockholders	1,063,379	110.26	1,898,741
Equity Compensation Plans Not Approved By Stockholders	—	—	—
Total	1,063,379	110.26	1,898,741

(1) Excludes purchase rights accruing under the ESPP, which has an original stockholder-approved reserve of 500,000 shares. Under the ESPP, each eligible employee may purchase up to 2,000 shares of Company Common Stock at semi-annual intervals each year at a purchase price per share equal to 90% of the lower fair market value of Company Common Stock at the close of the (i) the first closing day of an option period or (ii) the last trading day of an option period.

(2) Includes shares available for future issuance under the ESPP. As of December 31, 2025, an aggregate of 224,681 shares were available for issuance under the ESPP.

Employment Agreement with Shawn Stewart

On April 22, 2024, the Company entered into an employment agreement with Mr. Stewart (for purposes of this section, the "Stewart Employment Agreement"). Under the Stewart Employment Agreement, Mr. Stewart's compensation consisted of an initial base salary of $900,000 and an annual target bonus set at 100% of base salary (pro-rated for 2024), with a maximum possible bonus of 200% of base salary. Mr. Stewart also received (i) a signing bonus of $400,000, (ii) 50,955 restricted shares of Company

Common Stock, which vest equally on each of the first, second and third anniversaries of the grant date, subject to Mr. Stewart's continuous employment through the applicable vesting date and (iii) 76,433 performance share units, with the performance period ending on December 31, 2026, in alignment with the performance period of other executive officers of the Company and subject to Mr. Stewart's continuous employment through the applicable vesting date. Beginning in 2025, Mr. Stewart also began participating in the Company's employee incentive programs, as administered by the Compensation Committee of the Board.

In addition to the Stewart Employment Agreement, Mr. Stewart entered into the Company's standard form of participation and restrictive covenants agreement for senior executives (the "Restrictive Covenants Agreement"), which includes non-compete and non-solicit covenants that apply during employment and for twenty-four (24) months thereafter, and indefinite confidentiality, non-disparagement, publicity, and invention assignment covenants, and participates in the Severance Plan. Mr. Stewart's entitlement to termination benefits, if any, and his continuing obligations to the Company following any termination will be determined by the Severance Plan and the Restrictive Covenants Agreement.

Offer Letter with Jerome Lorrain

On July 11, 2025, the Company entered into an offer letter with Mr. Lorrain (for purposes of this section, the "Lorrain Offer Letter"), which sets forth the principal terms and conditions of his employment as the Executive Chairman of the Board. Pursuant to the Lorrain Offer Letter, Mr. Lorrain received (i) an initial annualized base salary of $450,000; (ii) a one-time equity award with an aggregate grant date value of $500,000, consisting of (1) approximately 60% in the form of performance share units that are eligible to be earned and vested at the end of the three-year performance period and (2) approximately 40% in the form of time-based restricted stock, which vest in equal annual installments over a three-year period; and (iii) a special grant of 25,000 shares of performance-based restricted stock, which will become fully vested upon the achievement of certain goals relating to the Company's ongoing strategic review, subject to Mr. Lorrain's continuous service through the date of such achievement.

Beginning in 2026, pursuant to the Lorrain Offer Letter, Mr. Lorrain is eligible to receive a long-term incentive award, which will have an aggregate target grant value of at least $750,000, consisting of approximately 60% in the form of performance share units and approximately 40% in the form of time-based restricted stock, each subject to Mr. Lorrain's continuous employment through each applicable vesting date. Mr. Lorrain is not eligible to receive annual incentive plan cash awards.

Offer Letter with Jamie Pierson

On July 3, 2024, the Company entered into an offer letter with Mr. Pierson (for purposes of this section, the "Pierson Offer Letter"). Under the Pierson Offer Letter, Mr. Pierson's compensation consisted of an initial base salary of $625,000 and an annual target bonus (pro-rated for 2024) set at 75% of base salary, with a maximum possible bonus of 200% of base salary. Mr. Pierson was also eligible to receive a pro-rated long-term incentive award in 2024 having a target value of $525,000, which consisted of: (i) 50% of time-based restricted stock, which vests equally on each of the first, second and third anniversaries of the grant date, subject to Mr. Pierson's continuous employment through the applicable vesting date and (ii) 50% of performance share units, that are subject to total stockholder return performance metrics and have a performance period commencing on Mr. Pierson's start date of employment and ending on December 31, 2026. Beginning in 2025, Mr. Pierson became eligible to receive an annual long-term incentive award having a target grant value of at least $1,050,000, in the same form and in the same mix as is provided to other executive officers of the Company. Mr. Pierson also received (i) a one-time grant of restricted stock with a target aggregate value on the grant date equal to $500,000, which will vest on the first anniversary of the grant date and (ii) a one-time cash bonus of $250,000, which was payable within 30 days. In addition, Mr. Pierson entered into the Company's standard form of participation and restrictive covenants agreement for senior executives, which includes non-compete and non-solicit covenants that apply during employment and for eighteen (18) months thereafter, and indefinite confidentiality, non-disparagement, publicity, and invention assignment covenants, and will participate in the Severance Plan.

Other than the employment agreements and offer letter discussed above, the Company does not have employment agreements with any of its other NEOs, but each NEO is a participant in the Severance Plan, which is discussed in greater detail within this Proxy Statement under the "Potential Payments upon Termination, Change of Control, Death or Disability" section of this Proxy Statement.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. Stewart, our Chief Executive Officer. Our CEO pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K, based on the Company's payroll and employment records. However, because Item 402(u) permits companies to calculate the ratio using different methodologies, our CEO pay ratio may not be comparable to the ratio presented by other companies.

As disclosed in the Summary Compensation Table above, the fiscal year 2025 annual total compensation for Mr. Stewart, our Chief Executive Officer, was $5,561,309. The fiscal year 2025 annual total compensation of our median employee was $39,663. The resulting ratio of our CEO's annual total compensation to that of the median of all employees, excluding our CEO, for 2025 was 140.2 to 1.

To identify the median employee, we took the following steps as of December 31, 2024: (i) we determined that we had 6,404 employees (including full-time and part-time employees, other than our CEO) and, as permitted by SEC rules, we then excluded (a) the approximately 3,520 Omni employees that were assumed in connection with the Omni Acquisition in January 2024, and (b) 14 of the remaining Canadian legacy Forward employees, leaving a remaining employee population of approximately 2,870 from which to identify our "median employee"; (ii) we calculated total cash compensation, including base salary, incentive compensation, 401(k) match and overtime pay, each as reflected in our payroll records, for each of the remaining employee population; and (iii) we ranked this compensation measure for those employees from lowest to highest. We identified the employee with the median total compensation calculated as described in the preceding sentence. In determining our pay ratio for 2025, we concluded that there have been no significant changes to our arrangements or in our employee population that would significantly affect our pay ratio disclosure.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company.

The following table discloses information on amounts from the Summary Compensation Table ("SCT") and "compensation actually paid" ("CAP") for each of the individuals that served as a principal executive officer ("PEO") and to our other non-PEO NEOs (on average) and certain financial performance measures of the Company. For further information regarding the Company's pay-for-performance philosophy and how the Company aligns executive compensation with performance, see the "Compensation Discussion and Analysis" section of this Proxy Statement.

Year	SCT Total for Mr. Schmitt[1]	CAP to Mr. Schmitt[2][a]	SCT Total for Mr. Hance[1]	CAP to Mr. Hance[2][b]	SCT Total for Mr. Stewart[1]	CAP to Mr. Stewart[2][c]	Average SCT Total for Non-PEO NEOs[3]	Average CAP to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On: TSR[5]	Value of Initial Fixed $100 Investment Based On: Peer Group TSR[6]	Net Income (Loss) (millions)[7]	Relative TSR Performance Percentile[8]
2025 ..	N/A	N/A	N/A	N/A	$5,561,309	$2,744,765	$1,814,118	$1,230,355	$ 33	$135	$(104)	0th
2024 ..	$ 917,327	$(1,625,001)	$1,995,885	$2,377,231	$4,564,259	$6,779,794	$1,475,554	$1,397,446	$ 46	$127	$(820)	0th
2023 ..	$4,866,321	$ (766,293)	N/A	N/A	N/A	N/A	$1,047,755	$ 320,635	$ 90	$120	$ 167	0th
2022 ..	$6,055,810	$ 6,356,982	N/A	N/A	N/A	N/A	$1,742,416	$1,711,824	$150	$ 97	$ 193	64th
2021 ..	$6,048,000	$ 9,065,745	N/A	N/A	N/A	N/A	$1,525,473	$1,726,305	$173	$121	$ 106	77th

(1) Mr. Schmitt served as our President and Chief Executive Officer until his departure in February 2024. At that time, Mr. Hance was appointed to serve as our interim Chief Executive Officer until April 2024, when Mr. Stewart was appointed as the permanent Chief Executive Officer. The amounts reported in these columns are the amounts of total compensation reported for Mr. Schmitt, Mr. Hance and Mr. Stewart for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation — Summary Compensation Table."

(2)(a) The amounts reported in this column represent the amount of "compensation actually paid" to Mr. Schmitt, as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned by or paid to Mr. Schmitt during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Schmitt's total compensation for each applicable year to determine the compensation actually paid:

Thomas Schmitt	2025	2024	2023	2022	2021
Reported Summary Compensation Table Total for PEO	N/A	$ 917,327	$ 4,866,321	$ 6,055,810	$ 6,048,000
- Reported Value of Equity Awards	N/A	$ —	$(3,815,000)	$(2,875,000)	$(2,875,000)
+ Year End Fair Value of Equity Awards	N/A	$ —	$ 1,499,165	$ 3,099,190	$ 4,472,901
+ Year Over Year Change in Fair Value of Outstanding and Unvested Equity Awards	N/A	$ —	$(3,472,861)	$ 234,398	$ 1,183,652
+/- Year Over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	N/A	$(1,006,120)	$ 156,082	$ (157,416)	$ 236,192
+/- Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	N/A	$(1,536,208)	$ —	$ —	$ —
+/- Value of Dividends Paid on Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	N/A	$ —	$ —	$ —	$ —
Compensation Actually Paid to Thomas Schmitt	N/A	$(1,625,001)	$ (766,293)	$ 6,356,982	$ 9,065,745

(2)(b) The amounts reported in this column represent the amount of "compensation actually paid" to Mr. Hance, as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned by or paid to Mr. Hance's during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Hance total compensation for each applicable year to determine the compensation actually paid:

Michael Hance	2025	2024
Reported Summary Compensation Table Total for Michael Hance	N/A	1,995,885
- Reported Value of Equity Awards	N/A	$(1,160,000)
+ Year End Fair Value of Equity Award	N/A	$ 1,830,328
+ Year Over Year Change in Fair Value of Outstanding and Unvested Equity Awards	N/A	$ (73,880)
+/- Year Over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	N/A	$ (198,437)
+/- Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	N/A	$ (16,665)
+/- Value of Dividends Paid on Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	N/A	$ —
Compensation Actually Paid to Michael Hance	N/A	$ 2,377,231

(2)(c) The amounts reported in this column represent the amount of "compensation actually paid" to Mr. Stewart, as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned by or paid to Mr. Stewart during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Stewart's total compensation for each year to determine the compensation actually paid:

Shawn Stewart	2025	2024
Reported Summary Compensation Table Total for Shawn Stewart	$ 5,561,309	4,564,259
- Reported Value of Equity Awards	$(4,037,990)	$(3,234,892)
+ Year End Fair Value of Equity Awards	$ 3,094,560	$ 5,450,426
+ Year Over Year Change in Fair Value of Outstanding and Unvested Equity Awards	$(1,567,045)	$ —
+/- Year Over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	$ (306,070)	$ —
+/- Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	$ —	$ —
+/- Value of Dividends Paid on Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	$ —	$ —
Compensation Actually Paid to Shawn Stewart	$ 2,744,765	$ 6,779,794

(3) The amounts reported in this column represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Stewart) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Stewart) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2025, Jamie Pierson, Jerome Lorrain, Michael L. Hance and Eric Brandt; (ii) for 2024, Jamie Pierson, Rebecca Garbrick, Chris C. Ruble, Nancee Ronning and Joseph M. Tomasello ; (ii) for 2023, Michael L. Hance, Rebecca J. Garbrick, Chris C. Ruble and Kyle R. Mitchin; (iii) for 2022, Rebecca J. Garbrick, Chris C. Ruble, Michael L. Hance, and Kyle R. Mitchin; and (iv) for 2021, Rebecca J. Garbrick, Scott E. Schara, Chris C. Ruble, Michael L. Hance and Michael J. Morris.

(4) The amounts reported in this column represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Stewart), as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Stewart) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Stewart) for each year to determine the compensation actually paid, using the same methodology described above in Note (2):

Average for Non-PEO NEOs	2025	2024	2023	2022	2021
Average Reported Summary Compensation Table Total for Non-PEO NEOs	$ 1,814,118	$1,475,554	$1,047,755	$1,742,416	$1,525,473
- Average Reported Value of Equity Awards	$(1,117,310)	$ (832,000)	$ (518,750)	$ (465,000)	$ (448,000)
+ Average Year End Fair Value of Equity Awards	$ 901,763	$1,421,554	$ 223,513	$ 490,666	$ 615,596
+/- Year Over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	$ (133,303)	$ (22,857)	$ (453,197)	$ (4,743)	$ 144,644
+/- Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	$ (226,600)	$ (37,281)	$ 21,314	$ (51,515)	$ 12,362
- Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	$ (8,312)	$ (607,524)	$ —	$ —	$ (123,770)
+ Average Value of Dividends Paid on Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	$ —	$ —	$ —	$ —	$ —
Average Compensation Actually Paid to Non-PEO NEOs . .	$ 1,230,355	$1,397,446	$ 320,635	$1,711,824	$1,726,305

(5) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our share price at the end and the beginning of the measurement period by our share price at the beginning of the measurement period.

(6) Represents the peer group TSR at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: Nasdaq Trucking and Transportation Stocks Index, which is the same peer group used for the Stock Return Performance Graph included in our Annual Report.

(7) The amounts reported represent the net income as reflected in the Company's audited financial statements for the applicable year.

(8) Relative TSR Performance Percentile is based on the metric used for our TSR performance shares, as discussed in more detail within the "Long-Term Equity Incentive Awards" section of this Proxy Statement. Amounts shown in this table for each year reflect the Company's one-year TSR relative to the one-year TSR of the peer group used for the TSR performance shares awarded for that year. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Relative TSR Performance Percentile is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to Company performance.

Financial Performance Measures

As described in greater detail in the CD&A, the Company's executive compensation program reflects a pay-for-performance philosophy to support the achievement of short- and long-term financial, operational and strategic objectives. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase stockholder value. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Operating Income

- Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)

- Unlevered Free Cash Flow

- Relative TSR Performance Percentile (the Company's TSR as compared to a peer group established by the Compensation Committee)

Description of the Relationship between Pay and Performance

The following graphs illustrate the relationship between the amount of compensation actually paid to Mr. Stewart, as applicable, and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Stewart) with the Company's (i) cumulative TSR, (ii) net income and (iii) relative TSR performance percentile over the four years presented in the table. Compensation actually paid is impacted by numerous factors, including, but not limited to, the timing of new equity awards, vesting of outstanding awards, share price volatility and mix of performance metrics.

A large portion of the compensation actually paid to our NEOs is comprised of equity awards. As described in more detail in the CD&A, the Company targets that approximately 62% and 47% of the value of total compensation awarded to Mr. Stewart and the other NEOs, respectively, is comprised of equity awards, including restricted stock, performance shares and stock options. Over the last five years, changes in the Company's share price have led to changes in the compensation actually paid. The graphs below illustrate:

- From 2021 to 2022, the compensation actually paid to Mr. Schmitt decreased by 29.9%, average compensation actually paid to our Non-PEO NEOs (excluding Mr. Schmitt) decreased by 0.8%, cumulative TSR decreased from $173 to $150 or 13.3%, net income increased from $105.9 million to $193.2 million or 82.4% and relative TSR performance percentile decreased from the 77th percentile to the 64th percentile.

- From 2022 to 2023, the compensation actually paid to Mr. Schmitt decreased by 112.1%, average compensation actually paid to our Non-PEO NEOs (excluding Mr. Schmitt) decreased by 81.3%, cumulative TSR decreased from $150 to $90 or 40.0%, net income decreased from $193.2 million to $167.4 million or 13.4% and relative TSR performance percentile decreased from the 64th percentile to the 0th percentile.

- From 2023 to 2024, the compensation actually paid to our current PEO, Mr. Stewart, increased by 984.8%, average compensation actually paid to our Non-PEO NEOs (excluding Mr. Schmitt, Mr. Hance and Mr. Stewart) increased by 337.3%, cumulative TSR decreased from $90 to $46 or 48.9%, net income (loss) decreased from $167.4 million to $(819.7) million or 589.7% and relative TSR performance percentile experienced no change.

- From 2024 to 2025, the compensation actually paid to Mr. Stewart decreased by 59.5%, average compensation actually paid to our Non-PEO NEOs decreased by 12.0%, cumulative TSR decreased from $46 to $33 or 28.3%, net income (loss) increased from $(819.7) million to $(104.5) or 87.3% and relative TSR performance percentile experienced no change.

For additional information regarding the Company's executive compensation program, compensation setting process and compensation philosophy, see the "Compensation Discussion and Analysis" section of this Proxy Statement.







Compensation Actually Paid vs. Relative TSR Performance



FWRD TSR vs. Peer Group TSR

Potential Payments Upon Termination, Change of Control, Death or Disability

Under the Severance Plan, which is applicable to selected employees of the Company, including Mr. Stewart and the NEOs, each participant would receive severance benefits in the event his or her employment is terminated in certain circumstances. Under the Severance Plan, a participant would receive severance benefits if his or her employment is involuntarily terminated by the Company (other than for cause or upon death or disability, as those terms are defined in the Severance Plan) or in the event the participant voluntarily terminates his or her employment for "good reason" (as defined in the Severance Plan). The circumstances that permit a participant to terminate employment for good reason and receive severance benefits after a change in control differ from the more limited circumstances that permit a termination of employment for good reason prior to or absent a change in control. Generally, eligible participants would be entitled to the severance benefits included in the chart below upon an involuntary termination of their employment, in addition to any accrued obligations (such as unpaid salary through the termination date) and vested amounts to which they may be entitled under the Company's benefit plans:

General Severance Upon Involuntary Termination Absent a Change in Control	Severance Upon Involuntary Termination as of or Within Two Years After a Change in Control
• a lump sum severance payment in an amount equal to two years of the CEO's annualized base salary, one and a half years of the C-Suite employee's annualized base salary and one year for all other participants' annualized base salary	• an amount equal to two times the sum of the participant's annual base salary and target annual incentive amount
• a pro-rata annual incentive for the fiscal year in which the termination occurs based on actual performance results, reduced by the amount of any annual incentive previously paid to the participant for such fiscal year	• a pro-rata target annual incentive amount for the fiscal year in which the termination occurs, reduced by the amount of any annual incentive previously paid to the participant for such fiscal year
• a lump sum healthcare assistance payment in an amount equal to the excess of the monthly COBRA premium to provide the group medical, dental, vision, and/or prescription drug plan benefits the participant had been receiving before the termination above the monthly premium payable by active employees under the Company's healthcare plan for similar coverage, multiplied by 18 months for all NEOs other than the CEO and by 24 months for the CEO	• a lump sum healthcare assistance payment in an amount equal to the excess of the monthly COBRA premium to provide the group medical, dental, vision, and/or prescription drug plan benefits the participant had been receiving before the termination above the monthly premium payable by active employees under the Company's healthcare plan for similar coverage, multiplied by 24 months
• access to up to $20,000 of employer-paid outplacement services for 12 months following termination	• access to up to $20,000 of employer-paid outplacement services for 12 months following termination

In connection with the Omni Acquisition, in March 2024, the Compensation Committee amended the Severance Plan to provide enhanced severance protections for participating executives from March 15, 2024 to December 31, 2025. The amendment provides that a participating executive would be eligible to receive the severance benefits set forth above under "Severance Upon Involuntary Termination as of or Within Two Years After a Change in Control" in the event of a termination of employment by the Company "not for cause" that occurs from March 15, 2024 to December 31, 2025. In addition, the participant's unvested equity under the 2016 Omnibus Plan would vest upon such termination. The enhanced benefits expired on December 31, 2025.

In January 2025, the Compensation Committee amended the Company's Severance Plan to shorten the notice period by which the Company must give participants notice of an adverse amendment or termination of the Severance Plan from twelve months to sixty days before such adverse amendment or termination can take effect. In addition, effective January 14, 2026, participants will no longer be entitled to any pro-rata annual incentive for the fiscal year in which the termination occurs.

A condition in the Severance Plan is the execution of the Participation and Restrictive Covenants Agreement, which contains a non-competition and non-solicitation agreement with respect to the Company's employees and customers. The term of the non-competition and non-solicitation prohibitions for the CEO and all other NEOs is 24 months and 18 months, respectively, following termination of employment. In addition, any severance benefits payable under the Severance Plan are subject to the execution by the participant of a general release of claims against the Company and certain affiliated persons and entities. The Severance Plan does not provide for any tax gross-up payments to participants. Payments and benefits under the Severance Plan are subject to recovery under any clawback, recovery or recoupment policy.

In addition to the benefits available under the Severance Plan, all of the NEOs are eligible to receive certain other benefits in the event of specific termination of employment, including as a consequence of a change in control. Under the Company's Annual Incentive Plan, any unpaid incentive amounts previously earned under this plan would be payable to any NEO terminated without cause. Vesting of such awards upon a change in control is double-trigger (i.e., not accelerated unless the awards are not assumed or converted by the acquirer or in the event there is an involuntary termination of employment in connection with or within 24 months after the change in control).

The following table shows the estimated benefits payable to each NEO in the event of termination of employment or change of control of the Company. The amounts shown give effect to the Enhanced Severance Benefit where applicable and assume that a termination of employment or a termination in connection with change of control occurs on December 31, 2025. The Enhance Severance Benefit expired on December 31, 2025. The amounts do not include payments or benefits provided under insurance or other plans that are generally available to all full-time employees.

Name	Involuntary Termination Without Cause ($)	Death and Disability ($)	Change in Control ($)
Shawn Stewart			
Severance[1]	1,800,000	—	3,600,000
Annual Incentive[2]	900,000	617,400	900,000
Accelerated Vesting of Equity[3]	—	3,243,527	5,690,875
Insurance Benefits[4]	50,145	—	50,145
Placement Services[5]	20,000	—	20,000
Total	2,770,145	3,860,927	10,261,020
Jamie Pierson			
Severance[1]	937,500	—	2,187,500
Annual Incentive[2]	468,750	321,563	468,750
Accelerated Vesting of Equity[3]	—	1,096,722	2,358,600
Insurance Benefits[4]	18,568	—	24,758
Placement Services[5]	20,000	—	20,000
Total	1,444,818	1,418,285	5,059,608
Michael L. Hance			
Severance[1]	750,000	—	1,750,000
Annual Incentive[2]	257,250	257,250	375,000
Accelerated Vesting of Equity[3]	2,138,650	1,606,424	2,138,650
Insurance Benefits[4]	37,221	—	49,627
Placement Services[5]	20,000	—	20,000
Total[6]	3,203,121	1,863,674	4,333,277
Jerome Lorrain			
Severance[1]	—	—	—
Annual Incentive[2]	—	—	—
Accelerated Vesting of Equity[3]	—	213,834	983,825
Insurance Benefits[4]	—	—	—
Placement Services[5]	—	—	—
Total[6]	—	213,834	983,825
Eric Brandt			
Severance[1]	787,500	—	1,837,500
Annual Incentive[2]	261,226	261,226	261,226
Accelerated Vesting of Equity[3]	—	244,997	358,200
Insurance Benefits[4]	49,793	—	66,390
Placement Services[5]	20,000	—	20,000
Total[6]	1,118,519	506,223	2,543,316

(1) Severance includes: (a) base salary for two years for the CEO and one and half years for NEO's if involuntary terminated without cause, or base salary for two years if terminated within two years following a Change in Control, and (b) in the event of termination within two years following a Change

in Control, payment in the amount of two times the target annual incentive amount determined as of the termination date.

(2) Annual Incentive includes: (a) target annual incentive if involuntary terminated without cause, death or disability, and (b) target annual incentive if terminated within two years following a Change in Control.

(3) In the event of termination due to death or disability, the amount includes (a) the unvested restricted shares valued at the market price of Company Common Stock on December 31, 2025 ($25.00), (b) the unvested stock option awards multiplied by the excess, if any, of the market price of Company Common Stock on December 31, 2025 ($25.00) over the exercise price, and (c) the unvested performance shares, calculated as the target number of performance shares specified in each grant multiplied by the percentage of months of service completed in the full performance period, multiplied by the market price of Company Common Stock on December 31, 2025 ($25.00). In the event of termination due to a Change in Control, the amount includes (i) the unvested restricted shares valued at the market price of Company Common Stock on December 31, 2025 ($25.00), (ii) the unvested stock option awards multiplied by the excess, if any, of the market price of Company Common Stock on December 31, 2025 ($25.00) over the exercise price, and (iii) the greater of (x) 100% of the target number of unvested performance shares specified on the grant notice or (y) the number of performance shares that otherwise would have become vested as of the vesting date, based on the TSR multiplier attained as of the date of termination, shall become vested performance shares valued at the market price of Company Common Stock on December 31, 2025 ($25.00). For purposes of calculating the Change in Control amount, we assume that 100% of the target number of unvested performance shares is greater than the number of shares that would have become vested based on the TSR multiplier as of the date of termination. Participants in the Enhanced Severance Benefit receive Change in Control treatment with respect to equity vesting in the event of an involuntary termination prior to December 31, 2025. The Enhanced Severance Benefit expired on December 31, 2025.

(4) Participants are entitled to a lump sum healthcare assistance payment in an amount equal to the excess of the monthly COBRA premium to provide the group medical, dental, vision, and/or prescription drug plan benefits the participant had been receiving before termination above the monthly premium payable by active employees under the Company's healthcare plan for similar coverage, multiplied by 18 months for all NEOs other than the CEO and by 24 months for the CEO if the termination date is prior to or absent a Change in Control, or by 24 months if the termination date is on or within two years following a Change in Control.

(5) Participants are entitled to access up to $20,000 of employer-paid outplacement services for 12 months following termination.

(6) Participants in the Enhanced Severance Benefit which provides that, in the event of an involuntary "not-for-cause" termination between March 15, 2024 and December 31, 2025, recipients would receive change-in-control severance treatment pursuant to the Severance Plan and the acceleration of their unvested equity under the 2016 Omnibus Plan. Participants would not receive such benefits under the Enhanced Severance Benefit upon death or disability. The Enhanced Severance Benefit expired on December 31, 2025.

PROPOSAL 2 — ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

Introduction

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which enacted Section 14A of the Exchange Act, requires us to provide our stockholders with the opportunity to approve, on a non-binding, advisory basis, the compensation of our NEOs.

The Company's goal with respect to executive compensation is to provide a comprehensive package that is sufficient to attract, motivate and retain executives of outstanding ability, performance and potential. The Compensation Committee seeks to establish and maintain an appropriate relationship between executive compensation and the creation of stockholder value. The Compensation Committee believes that the most effective compensation program is one that provides competitive base pay, rewards the achievement of established annual and long-term goals and objectives, and provides incentives for retention. The Compensation Committee seeks a compensation program that is internally consistent and believes that pay differences among jobs should be commensurate with differences in the levels of responsibility between the Chief Executive Officer and the other NEOs.

We urge you to read the "Compensation Discussion and Analysis" section of this Proxy Statement for additional details on our executive compensation, including our compensation philosophy and objectives and the 2025 compensation of our NEOs.

We are asking you to vote on the adoption of the following resolution:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion above, is hereby **APPROVED.**

As an advisory vote, this proposal is non-binding. Although the vote is non-binding, the Board and the Compensation Committee value the opinions of our stockholders, and will consider the outcome of the vote when making future compensation decisions for our NEOs.

Stockholder Vote Requirement

This proposal will be approved by a majority of the votes cast. Abstentions and broker non-votes will not be counted as votes "FOR" or "AGAINST" this proposal and therefore will have no effect on the vote.

Recommendation of the Board

The Board recommends a vote "FOR" approval, on a non-binding, advisory basis, of the compensation of the NEOs.

PROPOSAL 3 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2026 FISCAL YEAR

The Audit Committee has appointed KPMG LLP ("KPMG") to serve as the Company's independent registered public accounting firm for the 2026 fiscal year. As in the past, the Board has determined that it is in the best interest of the Company and its stockholders to request ratification of the appointment by the stockholders of the Company.

If the stockholders do not ratify the appointment of KPMG, the Audit Committee will reconsider the appointment of the independent registered public accounting firm for the 2026 fiscal year. Even if the appointment is ratified, the Audit Committee in its discretion may change the appointment at any time during the year if it determines that such change would be in the best interest of the Company and its stockholders.

Representatives from KPMG LLP are expected to attend the 2026 Annual Meeting. The representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to questions from stockholders.

Prior Change in Independent Registered Public Accounting Firm

On March 27, 2025, the Company disclosed in a Form 8-K that the Audit Committee (i) dismissed Ernst & Young LLP ("EY"), its independent registered public accounting firm since 1991, effective as of March 24, 2025; and (ii) approved the appointment of KPMG as its new independent registered public accounting firm.

The audit reports of EY on the consolidated financial statements of the Company as of and for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2024 and 2023, there were no "disagreements" within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between the Company and EY on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their report to the subject matter of the disagreement.

During the two fiscal years ended December 31, 2024 and 2023, there were no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K, except for the material weaknesses in the Company's internal controls over financial reporting for the fiscal year ended December 31, 2024, relating to the accounting for the Omni Acquisition, specifically in connection with (a) initial purchase accounting, (b) accounting for the related income taxes and (c) accounting for impairment related to the Omni business, all of which were reported in Part II, Item 9A of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

These reportable events were discussed among the Audit Committee and EY. EY has been authorized by the Company to respond fully to the inquiries of KPMG, the successor independent registered public accounting firm, concerning these reportable events.

EY provided to the Company a letter stating that it agreed with the above statements, a copy of which was filed as Exhibit 16.1 to the Company's Form 8-K filed with the SEC on March 27, 2025.

Independent Registered Public Accounting Firm Fees

The fees billed by KPMG in 2025 and by EY in 2024 for services rendered to the Company and its subsidiaries were as follows:

	2025 ($)	2024 ($)
Audit Fees[1]	3,976,527	6,983,000
Audit Related Fees	—	—
Tax Fees[2]	235,581	268,750
All Other Fees	—	—

(1) Audit fees include fees and expenses related to the audit and interim reviews of the Company's consolidated financial statements and the audit of the effectiveness of the Company's internal controls over financial reporting for the fiscal year notwithstanding when the fees and expenses were billed or when the services were rendered.

(2) Tax fees include fees and expenses for advisory services rendered for tax consultation from January through December of the fiscal year notwithstanding when the fees and expenses were billed.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax services and other services performed by the independent registered public accounting firm. The policy provides for pre-approval by the Audit Committee of specifically defined audit and non-audit services. The Audit Committee must approve the permitted service before the independent registered public accounting firm is engaged. During 2025 and as of the date of this Proxy Statement, the Audit Committee pre-approved all of these services.

The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve all services presented by the independent registered public accounting firm up to $50,000.

Audit Committee Report

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the 2025 Annual Report with management and the Company's independent registered public accounting firm, KPMG LLP, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee's function is more fully described in its charter, which is available through the Governance link on the Company's Investor website, which can be accessed at www.ir.forwardaircorp.com.

The Audit Committee reviews its charter on an annual basis. The Board annually reviews the definition of independence under Nasdaq's listing standards for audit committee members and has determined that each member of the Audit Committee meets that standard.

Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with accounting standards, and applicable laws and regulations. KPMG LLP is responsible for performing an independent audit and reporting on the consolidated financial statements of the Company and its subsidiaries and the effectiveness of the Company's internal controls over financial reporting.

The Audit Committee has been updated quarterly on management's process to assess the adequacy of the Company's system of internal controls over financial reporting, the framework used to make the assessment, and management's conclusions on the effectiveness of the Company's internal controls over financial reporting. The Audit Committee has also discussed with representatives of KPMG LLP the Company's internal control assessment process and the firm's audit of the Company's system of internal controls over financial reporting.

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 31, 2025 with the Company's management and has discussed with KPMG LLP the matters required to be discussed by the Statement on Auditing Standard No. 1301, as amended, and as adopted by the Public Company Accounting Oversight Board ("PCAOB"). The Audit Committee also discussed with KPMG LLP its independence from management and the Company and received KPMG LLP's written disclosures and letter pursuant to applicable requirements of the PCAOB regarding the independent accountant's communication with the Audit Committee concerning independence. The Audit Committee further considered the compatibility of the non-audit services with maintaining KPMG LLP's independence. KPMG LLP has served as the Company's independent registered public accounting firm since 2025, and KPMG LLP's current lead audit partner has served in the role since 2025.

In performing all of these functions, the Audit Committee acts in an oversight capacity. The Audit Committee reviews the Company's quarterly reports on Form 10-Q and annual report on Form 10-K prior to filing with the SEC. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for establishing and maintaining adequate internal controls over financial reporting and for preparing the financial statements, and other reports, and of the independent registered public accounting firm, who are engaged to audit and report on the consolidated financial statements of the Company and its subsidiaries and the effectiveness of the Company's internal controls over financial reporting.

Based on these reviews and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC.

Submitted By:
Christine M. Gorjanc, Chair
Dale Boyles
Paul Svindland
The Audit Committee of the Board of Directors

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

Stockholder Vote Requirement

This proposal will be approved by a majority of the votes cast. Abstentions and broker non-votes will not be counted as votes "FOR" or "AGAINST" this proposal and therefore will have no effect on the vote.

Recommendation of the Board

The Board believes the ratification of KPMG LLP as the Company's independent registered public accounting firm for the 2026 fiscal year is in the best interest of the Company's stockholders and recommends that stockholders vote "FOR" ratification of appointment of KPMG LLP as the Company's independent registered public accounting firm for the 2026 fiscal year.

**PROPOSAL 4 — APPROVAL OF AN AMENDMENT TO THE 2025 OMNIBUS INCENTIVE
COMPENSATION PLAN**

Summary of the Proposal

The Board recommends the approval of an amendment (the "Amendment") to the 2025 Omnibus Plan solely to increase the number of shares available for issuance by 2,000,000 shares, which, if approved by our stockholders, will be effective immediately following such approval. The 2025 Omnibus Plan was approved by our stockholders on June 11, 2025.

As of April 21, 2026, there were approximately 646,152 shares available for issuance under the 2025 Omnibus Plan. If the Amendment is approved by our stockholders, the number of shares available for issuance under the 2025 Omnibus Plan will be increased to 2,646,152 shares (based on the number of shares available for issuance as of April 21, 2026).

We believe that equity awards are critical incentives to attracting, retaining and motivating our directors, officers and employees and are an important way of ensuring the interests of our talent are aligned with Company goals and stockholder interests. The increase in the share reserve will enable us to continue to be able to grant equity awards authorized by the 2025 Omnibus Plan to deserving individuals and remain competitive with our industry peers. We believe the granting of equity awards in this way is a common compensation practice. If this proposal is not approved, we believe we would be at a significant disadvantage against our competitors who use this practice to attract, retain and motivate key employees. If we are unable to grant equity awards, we could be forced instead to increase cash compensation at a time when we are seeking to be careful in our uses of cash, reducing resources available to meet our other business needs.

The summary that follows represents the terms of the 2025 Omnibus Plan in the event the Amendment is approved by our stockholders. The following information regarding the 2025 Omnibus Plan is being provided to you in connection with the solicitation of proxies for the approval of the Amendment. The following description of the 2025 Omnibus Plan is a summary only and is qualified in its entirety by reference to the full text of the 2025 Omnibus Plan, which was filed as Annex A to the Company's proxy statement for the Company's 2025 Annual Meeting of Stockholders filed with the SEC on May 13, 2025, and stockholders are urged to review it together with the following information. Annex A to this proxy statement contains the text of the proposed Amendment. Annex A is incorporated by reference into the following plan summary, which is qualified in its entirety by this reference. Capitalized terms used herein which are not otherwise defined shall have the meaning assigned to such terms in the 2025 Omnibus Plan, unless clearly stated otherwise.

Background

The purpose of the 2025 Omnibus Plan is to (a) align the interests of our stockholders and the recipients of awards under the 2025 Omnibus Plan by increasing the proprietary interest of such recipients in our growth and success; (b) advance our interests by attracting and retaining qualified employees and other persons providing services to us and/or our related companies; and (c) motivate such persons to act in the long-term best interests of our stockholders and our Company. The only change to the 2025 Omnibus Plan included in the Amendment is to increase the overall limit on the number of shares that may be issued under the 2025 Omnibus Plan by an additional 2,000,000 shares.

If the Amendment is approved, the new maximum number of shares of Company Common Stock that will be available for issuance under the 2025 Omnibus Plan pursuant to any form of equity awards permitted under the 2025 Omnibus Plan will be 2,646,152 shares (based on the number of shares available for issuance as of April 21, 2026). Shares of Company Common Stock that are not issued to the participant or are tendered by the participant to satisfy tax withholding obligations or to pay the exercise price of an award under the 2025 Omnibus Plan are not added back as shares available for issuance under the 2025 Omnibus Plan.

If the Amendment is not approved by our stockholders, we will continue to operate the 2025 Omnibus Plan in accordance with its existing terms.

Factors Considered in Setting Size of Requested Share Reserve

Equity is Essential to Talent Acquisition and Retention

Our industry is intensely competitive with many well-established companies that compete directly and indirectly with us for talent. The additional shares, if approved, would be used for grants not only to our executive officers, but also to recruit and retain employees throughout our business. We firmly believe that employees with a stake in the future success of our business are highly motivated to achieve long-term growth and are well-aligned with the interests of our other equity-holders to increase stockholder value. It is essential that we continue the use of equity compensation to better position us in the market and allow us to retain our skilled employees while attracting talented new employees to help us achieve our objectives, which include increasing stockholder value by growing the business. The use of shares would enable us to reduce cash compensation costs while leveraging equity to retain employees critical to the long-term success of the Company. Without the approval of an addition to our share reserve, we will be very challenged to continue to compete in this highly competitive market. This could ultimately result in the loss of critical talent and inhibit our ability to meet our future growth objectives.

The Size of Our Share Reserve Request is Reasonable

In its determination to recommend that the Board approve the Amendment, the Compensation Committee thoughtfully evaluated the appropriate number of shares for which to seek stockholder approval. The Compensation Committee considered historical grant and forfeiture levels, recent market prices of the shares of Company Common Stock and the anticipated use of stock awards as an incentive and retention tool. The Compensation Committee is committed to being careful stewards of stockholder capital.

If this proposal to approve the Amendment is approved, we will have approximately 2,646,152 shares available for grant under new awards (based on the number of shares available for issuance as of April 21, 2026). Based on our historical usage and forfeiture, we currently anticipate that this reserve will be a sufficient amount of equity for attracting, motivating and retaining employees, directors and consultants for approximately three years. However, the actual duration of the share reserve will depend on currently unknown factors, such as the Company's stock price, changes in participation, our hiring and promotion activity, future grant practices, award type mix and levels, competitive market practices, acquisitions and divestitures, and the rate of returned shares due to forfeitures.

We Have Responsibly Managed Our Annual Burn Rate

Our Compensation Committee takes a thoughtful approach to managing our dilution and annual burn rate usage levels, taking into account business needs, competitive market practices, and our broader human resource management strategy. Our annual burn rates are calculated for each year as the number of shares issuable pursuant to equity awards granted in such year divided by the respective weighted-average common shares outstanding during the applicable years. Our annual burn rates for the applicable years were as follows:

Year	Burn Rate
2016	1.1%
2017	1.0%
2018	1.5%
2019	0.6%
2020	0.9%
2021	0.8%
2022	0.7%
2023	0.7%
2024	4.9%
2025	2.8%

As previously disclosed, in January 2024, we completed the Omni Acquisition, which added approximately 3,200 new employees to our Company. As a result, our increased burn rate for 2024 and 2025 was primarily due to the Omni Acquisition. Our future burn rate will depend on a number of factors, including any changes to the number of participants in the 2025 Omnibus Plan, the price per share of Company Common Stock, any changes to our compensation strategy, changes in business practices or industry standards, changes in our capital structure due to stock splits or similar events, the compensation practices of our competitors or changes in compensation practices in the market generally, and the methodology used to establish the equity award mix.

Our Current Equity-Pay Mix Aligns Incentives with Stockholder Gains

The 2025 Omnibus Plan enables the grant of stock options, restricted stock, restricted stock units, SARs, stock awards, stock unit awards, performance shares, cash-based performance units and other stock- and cash-based awards, each of which may be granted separately or in tandem with other awards.

Share Information as of April 21, 2026

The information included in this Proxy Statement and our 2025 Annual Report is updated by the following information regarding our unvested awards outstanding and our shares remaining available under all existing equity compensation plans (excluding the ESPP) as of April 21, 2026 (except as otherwise noted):

Element of Overhang	As of April 21, 2026
Total number of stock options outstanding	24,728
Total number of full-value awards outstanding[1]	1,947,302
Shares remaining available for grant under the 2025 Omnibus Plan[2]	646,152
Shares remaining available for grant under the 2025 NED Plan[2]	312,136
Total shares of Company Common Stock outstanding	32,448,712

(1) This figure includes restricted stock, restricted stock units, performance shares and deferred stock units. The number of shares subject to outstanding performance shares assumes performance achievement at the maximum performance level.

(2) The 2025 Omnibus Plan and the 2025 NED Plan are our active equity plans aside from the ESPP.

Promotion of Good Corporate Governance Practices

The 2025 Omnibus Plan includes a number of responsible corporate governance provisions. These include, but are not limited to, the following:

Element	Description
No Evergreen Feature; No Liberal Share Recycling	There is no evergreen feature pursuant to which the shares authorized for issuance under the 2025 Omnibus Plan can be automatically replenished without stockholder approval. Shares used to pay the exercise price or withholding taxes related to an outstanding award and unissued shares resulting from the net settlement of awards do not become available for issuance as future awards under the 2025 Omnibus Plan.
Repricing Prohibited	The 2025 Omnibus Plan prohibits any repricing, exchange or buyout of underwater stock options without stockholder approval.
Reloading Prohibited	Reload grants, or the automatic granting of additional stock options upon delivery of shares to satisfy the exercise price and/or tax withholding obligation under another outstanding stock option, are not permitted.
No Discounted Options or SARs	Stock options and SARs may not be granted with an exercise or grant price lower than the fair market value of the underlying shares on the date of grant.

Element	Description
Minimum Vesting Standards	The 2025 Omnibus Plan includes minimum vesting standards for awards — no less than a three-year vesting period (in pro rata installments or a single installment, with the initial vesting date not earlier than 12 months after the date of grant) for awards that are not performance-based and no shorter than a one-year performance period for performance-based awards. Exceptions to these minimum vesting standards may be made for death, disability, retirement or change in control of the Company, and up to 5% of the initial share pool may be granted with less stringent or no vesting conditions.
Performance-Based Awards	The 2025 Omnibus Plan permits the grant of performance-based stock and cash-incentive awards that are payable only upon the attainment of specified performance goals.
Limitations on Dividends on Performance-Based Awards	The 2025 Omnibus Plan prohibits the payment of dividends or dividend equivalents on performance-based awards that have not yet met the performance criteria.
No Liberal Definition of Change in Control	The 2025 Omnibus Plan's definition of a change in control of the Company provides that any award benefits triggered by such a transaction are contingent upon the actual consummation of the transaction, not merely its approval by our Board or stockholders.
Double Trigger Vesting	Vesting of outstanding awards is not accelerated automatically upon a change in control of the Company unless the awards are not assumed or converted by the acquirer; rather, vesting will accelerate if the employee suffers an involuntary termination of employment in connection with or within 24 months after the change in control.

New Plan Benefits

If the Amendment is approved, future grants of awards, if any, will generally be subject to the Compensation Committee's discretion, and therefore, in general, we cannot determine the number or type of awards that will be granted to any participant if the Amendment is approved. However, please refer to the "Summary Compensation Table" section of this Proxy Statement, which includes certain information regarding awards granted to our NEOs during the fiscal year ended December 31, 2025. Equity grants to our non-employee directors are described under the "Director Compensation" section of this Proxy Statement.

Stockholder Vote Requirement

This proposal must be approved by a majority of the votes cast. Abstentions and broker non-votes will not be counted as votes "FOR" or "AGAINST" this proposal and therefore will have no effect on the vote. Unless otherwise directed therein, the proxies solicited hereby will be voted FOR approval of the Amendment.

Recommendation of the Board

The Board recommends a vote "FOR" approval of the amendment to the 2025 Omnibus Plan.

OTHER MATTERS

Additional Meeting Matters

The Board knows of no additional matters that may come before the meeting other than those referred to in this Proxy Statement; however, if any additional matters should properly come before the meeting or any adjournment or postponement thereof, it is the intention of the persons named in the proxy to vote the proxy in accordance with their best judgment.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act and the disclosure requirements of Item 405 of Regulation S-K require the directors and executive officers of the Company, and any persons holding more than 10% of any class of equity securities of the Company, to report their ownership of such equity securities and any subsequent changes in that ownership to the SEC, Nasdaq and the Company. Based solely on a review of the reports that have been filed by or on behalf of such persons in this regard and written representations from our directors, executive officers and beneficial owners of more than 10% of any class, we believe that all required Section 16(a) reports were timely filed during fiscal year 2025 with respect to the Company, except with respect to (i) a late Form 3 filed on February 17, 2026 by Cetus with an event date of October 13, 2025, (ii) a late Form 4 filed on February 17, 2026 by Cetus covering one transaction that occurred on October 14, 2025, (iii) a late Form 3 filed on February 17, 2026 by Cetus with an event date of October 20, 2025, and (iv) a late Form 4 filed on February 17, 2026 by Cetus covering eight transactions that occurred on the following dates: October 20, 2025 (two transactions), November 6, 2025 (two transactions), November 10, 2025 (two transactions), November 11, 2025 (one transaction), and November 12, 2025 (one transaction).

Stockholder Proposals for the 2027 Annual Meeting of Stockholders

Any proposal intended to be presented for action at the 2027 Annual Meeting of Stockholders by any stockholder of the Company must be received by the Secretary of the Company at its principal executive offices not later than December 30, 2026 in order for such proposal to be considered for inclusion in the Company's Proxy Statement and form of proxy relating to its 2027 Annual Meeting of Stockholders. Nothing in this paragraph shall be deemed to require the Company to include any stockholder proposal that does not meet all the requirements for such inclusion established by Rule 14a-8 of the Exchange Act.

Any stockholder proposal must also meet all other requirements contained in our Bylaws, including the advance notice provisions. For other stockholder proposals to be timely (but not considered for inclusion in the proxy statement for the 2027 Annual Meeting of Stockholders), a stockholder's notice must be received by the Secretary of the Company between February 17, 2027 and March 19, 2027, and the proposal and the stockholder must comply with Rule 14a-4 under the Exchange Act. In the event that a stockholder proposal intended to be presented for action at the next annual meeting does not comply with the aforementioned requirements, the stockholder proposal will be excluded from the annual meeting.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Notice of 2026 Annual Meeting of Stockholders, Proxy Statement and 2025 Annual Report may have been sent to multiple stockholders in your household, unless the Company has received contrary instructions from one or more stockholders. We will promptly deliver a separate copy of each document to you if you write the Company's Secretary at Forward Air Corporation, 3200 Olympus Boulevard, Suite 300, Dallas, Texas 75019, or call (817) 552-5270. If you want to receive separate copies of the Notice of 2026 Annual Meeting of Stockholders, Proxy Statement and 2025 Annual Report in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or, if the shares are not held in "street name," you may contact the Company at the above address and phone number.

Stockholder Communications

Stockholders who wish to communicate with the Board, a Board committee or any individual director or directors may do so by sending written communications addressed to the Board, a Board committee or such individual director or directors, c/o Secretary, Forward Air Corporation, 3200 Olympus Boulevard, Suite 300, Dallas, Texas 75019. The Company's Chief Legal Officer will open all stockholder communication for the sole purpose of determining whether the contents represent correspondence to any member of the Board or any group or committee of directors. Any stockholder communication that is not in the nature of advertising, promotions of product or service, or patently offensive material will be forwarded promptly to the member(s) of the Board to whom the stockholder communication is addressed. In the case of any stockholder communication to the Board or any group or committee of directors, the Chief Legal Officer's office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope is addressed.

Miscellaneous

It is important that proxies be returned promptly to avoid unnecessary expense. Therefore, stockholders who do not expect to attend the 2026 Annual Meeting are urged, regardless of the number of shares of Company Common Stock and units of Company Series B Preferred Stock owned, to please vote and submit your proxy over the Internet, by telephone or by completing, signing, dating and returning the enclosed proxy in the envelope provided as promptly as possible. If you attend the meeting and desire to vote by ballot, you may do so even though you have previously sent a proxy.

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2025 is included within the Annual Report provided with this Proxy Statement. The Annual Report does not constitute a part of the proxy solicitation material. Copies of exhibits filed with the Form 10-K are available, free of charge, upon written request. Requests should be made in writing to Michael L. Hance, Secretary of the Company, at Forward Air Corporation, 3200 Olympus Boulevard, Suite 300, Dallas, Texas 75019. The Company's filings with the SEC are also available, without charge, through the Investors — SEC Filings link on the Company's website, www.forwardaircorp.com, as soon as reasonably practicable after filing. The Company's website and the information contained therein or connected thereto are not incorporated into this Proxy Statement.

By Order of the Board of Directors,

Dallas, Texas
April 29, 2026

Michael L. Hance
Chief Legal Officer and Secretary

AMENDMENT TO THE 2025 OMNIBUS INCENTIVE COMPENSATION PLAN

WHEREAS, Forward Air Corporation, a Delaware corporation (the "Company") maintains the 2025 Omnibus Incentive Compensation Plan (the "Plan"), which was previously approved by the Company's Board of Directors (the "Board") on March 21, 2025 and approved by the stockholders of the Company on June 11, 2025;

WHEREAS, the Compensation Committee of the Board (the "Committee") is the administrator of the Plan;

WHEREAS, the Committee believes that the number of shares of common stock remaining available for issuance under the Plan has become insufficient for the Company's anticipated future needs under the Plan;

WHEREAS, the Committee has determined that it is in the best interests of the Company to amend the Plan, subject to stockholder approval, to increase the number of shares of common stock available for issuance in the Share Pool (as defined in the Plan) by 2,000,000 shares of common stock (the "Amendment");

WHEREAS, Section 15 of the Plan provides that the Committee may amend the Plan from time to time; and

WHEREAS, this Amendment will become effective upon approval by the Company's stockholders at the Company's 2026 Annual Meeting of Stockholders, and if, for any reason, the Company's stockholders fail to approve this Amendment, the existing Plan shall continue in full force and effect.

NOW, THEREFORE:

1. Section 5(a) of the Plan is hereby deleted in its entirety and replaced with the following:

    (a) *Initial Share Pool*.   As of the Effective Date and subject to adjustment under Section 10(a) of the Plan, the number of shares of Common Stock issuable pursuant to Awards granted under the Plan (the "Share Pool") shall be equal to 2,646,152 shares.

2. Effective Date of the Amendment.   This Amendment shall become effective upon the date that it is approved by the Company's stockholders in accordance with applicable laws and regulations.

3. Other Provisions.   Except as set forth above, all other provisions of the Plan shall remain unchanged.

IN WITNESS WHEREOF, this Amendment has been adopted by the Committee this 14th day of April, 2026, subject to approval by the Company's stockholders at the Company's 2026 Annual Meeting of Stockholders.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2025
Commission file number: 000-22490

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission File No. 000-22490

FORWARD AIR CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	**62-1120025**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3200 Olympus Boulevard	**Suite 300**	**Dallas**	**TX**	**75019**
(Address of principal executive offices)				(Zip Code)

(817) 552-5270
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	FWRD	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting Company ☐ Emerging Growth Company ☐

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to §240.10D.1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $598,540,233 as of June 30, 2025.

The number of shares outstanding of the Registrant's common stock (as of March 6, 2026): 31,554,245.

Documents Incorporated By Reference

Portions of the proxy statement for the 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this report.

Table of Contents

Forward Air Corporation

Part I

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K for the fiscal year ended December 31, 2025 contains "forward-looking statements," as defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are statements other than historical information or statements of current condition and relate to future events or our future financial performance. Some forward-looking statements may be identified by use of such terms as "believes," "anticipates," "intends," "plans," "estimates," "projects" or "expects."

In this Annual Report on Form 10-K, forward-looking statements include, but are not limited to, any statements regarding future performance; any statements regarding the availability of cash, including our ability to maintain compliance with the covenants of our indebtedness instruments; any statements regarding any projections of earnings, revenues, payment of dividends, other financial items or related accounting treatment, or cost reduction measures; any statements of plans, strategies, and objectives of management for future operations, including the result of any strategic review; any statements regarding our yield management process, any improvements in operating efficiencies and our ability to create synergies across our services and in connection with the continued integration of Omni Newco LLC; any statements regarding future litigation; any estimates or projections of operations, including our strategy to expand our terminal footprint and invest in service offerings; any statements regarding our commitment to accelerate expansion, both domestically and internationally; any statements regarding our ability to pay competitive market rates in order to maintain and retain relationships with our leased capacity providers; any statements regarding freight market conditions and our expectations of freight volumes; any statements regarding the impact of regulations, economic sanctions or legislation on our business; any statements regarding an increase in the cost of new equipment; any statements concerning proposed or intended new services, developments or integration measures; any statements regarding our technology and information systems, including the effectiveness of each; any statements regarding competition, including our specific advantages, the capabilities of our segments, including the integration of services and our geographic location; any statements regarding the potential impact of tariffs on our financial position, results of operations and/or cash flows and our reliance on any of the regions that are subject to tariffs; any statement regarding our properties and facilities, as well as the belief that the facilities are sufficient for our needs; any statements regarding our sustainability initiatives, including any partnerships that we enter into in connection with our goals; any statement regarding certain tax and accounting matters, including the impact on our financial statements; any statements regarding any payments that we may be required to make to Omni Holders; any statements regarding our substantial indebtedness, including our ability to service our debt; any statements regarding our ongoing commitment to cybersecurity; any statement regarding the impact and implementation of disclosure control systems; and any statements of belief and any statements of assumptions underlying any of the foregoing.

These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including those described in "Risk Factors" below. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Important factors that may materially affect the forward-looking statements include the risk factors summarized below.

The factors identified below are believed to be important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by us. Other factors not discussed herein could also have a material adverse effect on us. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K. We assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future, except as required by applicable law.

The following is a list of factors, among others, that could cause actual results to differ materially from those contemplated by the forward-looking statements: economic factors that reduce freight volumes, including recessions, imposed tariffs and potential escalation from trading partners and downturns in customer business cycles; continued weakening of the freight environment; future debt and financing levels; any changes to our management team and other key personnel, including turnover, which could impact our business; the result of the strategic review and the impact that may have on our business; our ability to manage our growth and ability to grow, in part, through acquisitions; our ability to achieve the expected strategic, financial and other benefits of the Omni Acquisition, including the realization of expected synergies and the achievement of deleveraging targets, within the expected time-frames or at all; our ability to secure terminal facilities in desirable locations at reasonable rates; more limited liquidity than expected which limits our ability to make key investments; the creditworthiness of our customers and their ability to pay for services rendered; the availability and compensation of qualified leased capacity providers and freight handlers as well as contracted, third-party motor carriers needed to serve our customers' transportation needs; our inability to manage our information systems and inability of our information systems to handle an increased volume of freight moving through our network; the occurrence of cybersecurity threats and incidents; market acceptance of our service offerings; claims for property damage, personal injuries or workers' compensation; enforcement of and changes in governmental regulations, environmental, tax, insurance and accounting matters; the handling of hazardous materials; changes in fuel prices; loss of a major customer; increasing competition and pricing pressure; seasonal trends; the occurrence of certain weather events; restrictions in our charter and bylaws; the cost of new equipment; and the impact and efficacy of our disclosure controls and procedures. As a result of the foregoing, no assurance can be given as to future financial condition, cash flows or results of operations. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Summary of Risk Factors

The following is a summary of the principal risks described below in "Item 1A. Risk Factors" in this Annual Report on Form 10-K. We believe that the risks described in the "Risk Factors" section are material to investors, but other factors not presently known to us or that we currently believe are immaterial may also adversely affect us. The following summary should not be considered an exhaustive summary of the material risks facing us, and it should be read in conjunction with the "Risk Factors" section and the other information contained in this Annual Report on Form 10-K.

Risks Relating to Our Business and Operations

- Overall economic conditions that reduce freight volumes could adversely affect our operating results and ability to achieve growth.
- Inflation may increase our operating expenses and lower profitability.
- If we have difficulty attracting and retaining Leased Capacity Providers, other third-party transportation capacity providers, or freight handlers, our profitability and results of operations could be adversely affected.
- Because a portion of our costs are fixed, any factors that result in a decrease in the volume or revenue per pound of freight shipped through our networks will adversely affect our results of operations.
- We experience customer concentration which could adversely impact our financial condition and results of operations.
- The ineffectiveness of our fuel surcharge program could have a material adverse effect on our results of operations and profitability.
- Changes to our senior management team and other key personnel could have an adverse effect on our business, operating results and financial condition.
- We cannot assure that our evaluation of strategic alternatives will result in any particular outcome, and the perceived uncertainties related to the Company could adversely affect our business and our stockholders.
- We may not achieve the anticipated long-term benefits of the Omni Acquisition or our ongoing business transformation, and related challenges, costs or inefficiencies could outweigh anticipated long-term benefits.
- Our Up-C structure places significant limitations on our cash flow because our principal asset is our interest in Opco, and, accordingly, we depend on distributions from Opco to pay our taxes and expenses, including payments under the Tax Receivable Agreement.
- We will be required to pay Omni Holders for certain tax savings we may realize, and we expect that the payments we will be required to make may be substantial.
- We may not be able to retain customers or suppliers, or customers or suppliers may seek to modify contractual obligations with us, which could have an adverse effect on our business and operations. Third parties may terminate or alter existing contracts or relationships with us.
- Concentration of ownership may limit your ability to influence corporate matters.
- If we identify material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.
- Delays, costs, and disruptions that result from upgrading and maintaining the security of our information and technology networks and systems could materially and adversely affect us.
- Our profitability could be negatively impacted if our pricing structure proves to be inaccurate or off-market.
- We derive a significant portion of our revenue from a few major customers, the loss of one or more of which could have a material adverse effect on our business.
- Our business is subject to seasonal trends.
- Our results of operations may be affected by harsh weather conditions, disasters and pandemics.
- Labor shortages and increased turnover or increases in employee and employee-related costs could adversely affect our ability to attract and retain qualified employees.
- We have recorded impairment charges in current and past periods and may record additional impairment charges in future periods.
- We operate in highly competitive and fragmented segments of our industry, and our business will suffer if we are unable to adequately address downward pricing pressures and other factors that may adversely affect our results of operations, growth prospects and profitability.
- Our international operations subject us to operational and financial risks.
- Our business and operations could be negatively affected by securities litigation or shareholder activism, which could impact the trading price and volatility of our common stock.
- Issues related to the intellectual property rights on which our business depends, whether related to our failure to enforce our own rights or infringement claims brought by others, could have a material adverse effect on our business, financial condition and results of operations.

- Our increased direct sales efforts through our sales force to direct shippers and beneficial cargo owners could be viewed as a competitive threat by our current domestic forwarder customers.
- Reductions in the available supply or increases in the cost of new equipment may adversely impact our profitability and cash flows.
- Difficulty in forecasting timing or volumes of customer shipments could adversely impact our margins and operating results.
- Because our Intermodal business depends heavily on freight transiting seaports and railheads, our operating results and financial condition are likely to be adversely affected by any reduction or deterioration in the freight capacity at seaports or railheads.
- We may have difficulty effectively managing our growth, which could adversely affect our business, results of operations and financial condition.
- We may not make future acquisitions or, if we do, we may not realize the anticipated benefits of future acquisitions and integration of these acquisitions may disrupt our business and occupy management.

Risks Relating to our Indebtedness

- Our substantial indebtedness, could adversely affect our financial health and our ability to execute our business strategy.
- The instruments governing our indebtedness impose certain restrictions on our business.
- If we do not comply with the terms of our debt instruments, they could be terminated and amounts thereunder could become due and payable.
- Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt when it matures.

Risks Relating to Information Technology and Systems

- If we fail to maintain our information technology systems, or if we fail to successfully implement new technology or enhancements, we may be at a competitive disadvantage and experience a decrease in revenues.
- Our business is subject to cybersecurity risks.

Risks Relating Regulatory Environment

- A determination by regulators that our Leased Capacity Providers or third-party motor carriers are employees rather than independent contractors could expose us to various liabilities and additional ongoing expenses, and related litigation could subject us to substantial costs, which could have a material adverse effect on our results of operations and our financial condition.
- Claims for property damage, personal injuries or workers' compensation could significantly reduce our earnings.
- We face risks related to self-insurance and third-party insurance that can be volatile to our earnings.
- Our failure to comply with various applicable federal and state employment and labor laws and regulations could have a material, adverse impact on our business, financial condition and results of operations.
- The FMCSA's CSA and SMS initiatives could adversely impact our ability to hire qualified drivers or contract with qualified Leased Capacity Providers or third-party motor carriers, meet our growth projections and maintain our customer relationships, each of which could adversely impact our results of operations.
- We operate in a regulated industry, and increased costs of compliance with, or liability for violation of, existing or future regulations and enforcement could have a material adverse effect on our business.
- We are subject to various environmental laws and regulations, including legislative and regulatory responses to climate change; and costs of compliance with, or liabilities for violations of, existing or future laws and regulations could significantly increase our costs of doing business.
- Risks and requirements related to transacting business in foreign countries may result in increased liabilities, including penalties and fines as well as reputational harm.
- We may be subject to governmental export and import controls that could impair its ability to compete in international markets and subject it to liability if we violate such controls.
- If our employees were to unionize, our operating costs would likely increase.
- Our charter and bylaws and provisions of Delaware law could discourage or prevent a takeover that may be considered favorable.

Item 1.   Business

Overview

Forward Air Corporation ("Forward", the "Company", "we", "our", or "us") is a leading asset-light provider of transportation services. We provide ground transportation, air and ocean forwarding, intermodal drayage services and contract logistics across North and South America, Europe and Asia. We also provide customized asset-light, high-touch logistics and supply chain management solutions with deep customer relationships in high-growth end markets. We offer premium services that typically require precision execution, such as expedited transit, delivery during tight time windows and special handling. We utilize an asset-light strategy to minimize our investments in equipment and facilities and to reduce our capital expenditures. Forward was founded in 1981 in Greeneville, Tennessee. In 2025, the Company changed its state of incorporation from Tennessee to Delaware and moved its headquarters from Greeneville to Dallas, Texas. Our common stock is listed on the Nasdaq Global Select Market under the symbol "FWRD".

Omni Acquisition

On January 25, 2024 (the "Closing Date"), we completed the acquisition of Omni Newco LLC ("Omni") pursuant to the Agreement and Plan of Merger, dated as of August 10, 2023 (the "Merger Agreement", and as amended by Amendment No. 1, dated as of January 22, 2024, the "Amended Merger Agreement") (the "Omni Acquisition"). The Omni acquisition is discussed in detail within Note 3, *Acquisitions* to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Services Provided

Our services are classified into three reportable segments: Expedited Freight, Omni Logistics, and Intermodal. For financial information relating to each of our business segments, see Note 12, *Segment Reporting* to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Expedited Freight. We operate a comprehensive network in the continental United States that provides expedited regional, inter-regional and national LTL services. Expedited Freight offers customers local pick-up and delivery and other services including truckload, shipment consolidation and deconsolidation, warehousing, customs brokerage and other handling services. During the year ended December 31, 2025, Expedited Freight accounted for approximately 40% of our consolidated revenue.

Omni Logistics. We operate an asset-light, high-touch logistics and supply chain management operation with deep customer relationships in high-growth end markets. Omni delivers domestic and international freight forwarding, fulfillment services, customs brokerage, distribution, and value-added services for time-sensitive freight to United States-based customers operating both domestically and internationally. Omni provides business-to-business ("B2B") solutions to prominent United States-based customers across a variety of attractive end markets, including the technology, retail, media, logistics, life sciences and e-commerce sectors, many of which have had long-term relationships with Omni. During the year ended December 31, 2025, Omni accounted for approximately 50% of our consolidated revenue.

Intermodal. We provide first- and last-mile high value intermodal container drayage services both to and from seaports and railheads in the United States. Intermodal also offers dedicated contract and Container Freight Station ("CFS") warehouse and handling services. Intermodal operates primarily in the Midwest and Southeast, with a smaller operational presence in the Southwest, Mid-Atlantic, and West Coast. During the year ended December 31, 2025, Intermodal accounted for approximately 10% of our consolidated revenue.

Strategy

In January 2025, the Board of Directors (the "Board") announced that it had initiated a comprehensive review of strategic alternatives to maximize shareholder value. The Board will consider a range of options, including a potential sale, merger or other strategic or financial transaction relative to the long-term value potential of the Company on a standalone basis. In addition, we strive to take advantage of our core competencies in precision execution to provide asset-light freight transportation services to profitably grow in the premium segments of the markets we serve.

- *Delivering Best-in-Class Service.* The foundation of our growth strategy is our commitment to provide our customers with the most reliable and damage-free alternative for their shipments. Commitment to precision execution service is valued by customers and allows us to charge fair compensation for our services and positions us to improve market share.

- *Manage LTL Pricing and Freight Characteristics.* Our business strategy involves managing both the price we charge for our services and the mix of freight we transport to operate our LTL network efficiently and more profitably.

- *Product Expansion.* A key part of our growth strategy is to offer the full suite of services to address our customers' comprehensive premium logistics needs. With the combination of Forward Air and Omni Logistics we can now offer air/ocean forwarding or contract logistics to customers that have purchased our ground and intermodal products in the past. Another part of our key growth strategy is to pursue geographic expansion into under-penetrated markets to better meet the current and future needs of customers. As a result, we plan to invest in new locations, like our expansion in Latin America.

- *Transformation.* On January 25, 2024, we completed the Omni Acquisition, which has allowed us to expand our operations both domestically and internationally. We plan on strategically transforming the combined company through which we go to market, the human capital needs of our larger and more diverse service enterprise, the systems we utilize in order to streamline our joined cost structure, and focusing our teams efforts around our service offerings as opposed to our historical approach.

- *Enhance Information Systems.* We are committed to developing information system enhancements that will provide competitive service advantages and increased productivity. We believe our information systems have and will assist us in capitalizing on new business opportunities with existing and new customers.

Operations

The following describes in more detail the operations of each of our reportable segments: Expedited Freight, Omni Logistics, and Intermodal.

Expedited Freight

Overview

Our Expedited Freight segment provides expedited regional, inter-regional and national LTL and truckload services. We market our Expedited Freight services primarily to freight and logistics intermediaries (such as freight forwarders and third-party logistics companies), and airlines (such as integrated air cargo carriers, and passenger and cargo airlines). We offer our customers a high level of service with a focus on on-time, damage-free deliveries. Our Expedited Freight network encompasses approximately 96% of all continental United States zip codes, with service in Canada and Mexico.

Shipments

During 2025, approximately 24% of the freight handled by our LTL network was for overnight delivery, approximately 64% was for delivery within two to three days and the balance was for delivery in four or more days.

The average weekly volume of freight moving through our LTL network was approximately 46.4 million pounds per week and our average shipment weighed approximately 842 pounds in 2025. Although we impose no significant size or weight restrictions, we focus our marketing and price structure on shipments of 800 pounds or more.

Expedited Freight markets its services primarily to freight and logistics intermediaries; however, it may at times, provide such services to shippers if the opportunity is consistent with Expedited Freight's strategy. Also, because Expedited Freight does not place significant size or weight restrictions on shipments, we generally do not compete directly with integrated air cargo carriers such as United Parcel Service and FedEx Corporation in the overnight delivery of small parcels.

The table below summarizes the average weekly volume of freight moving through our LTL network for each of the past six years.

Year	Average Weekly Volume in Pounds (In millions)
2020	46.3
2021	55.4
2022	54.8
2023	52.7
2024	54.3
2025	46.4

Operations

Expedited Freight's primary office is located in Dallas, TX, with 76 additional locations spread across North America and Mexico. These locations support our global shipping and logistical services.

Transportation

Expedited Freight secures transportation capacity from four sources:

- independent contractors that own and lease their equipment (primarily tractors) to the Company ("Leased Capacity Providers");
- third-party contracted motor carriers;
- capacity secured by transportation intermediaries, including freight brokers; and
- Company-owned equipment operated by employee drivers.

The majority of the transportation capacity utilized by Expedited Freight is provided by Leased Capacity Providers, with whom we seek to establish long-term relationships to assure dependable service and availability. We believe Expedited Freight has experienced significantly higher average retention of Leased Capacity Providers compared to other over-the-road transportation providers. Expedited Freight has established specific guidelines relating to safety records, driving experience and personal evaluations that we use to select our Leased Capacity Providers. To enhance our relationship with the Leased Capacity Providers, Expedited Freight seeks to pay rates that are generally above prevailing market rates, and our Leased Capacity Providers often are able to negotiate a consistent work schedule for their drivers. Usually, Leased Capacity Providers negotiate schedules for their drivers that are between the same two cities or along a consistent route, improving quality of work life for the drivers of our Leased Capacity Providers and, in turn, increasing the retention rate of drivers and Leased Capacity Providers.

We also purchase transportation capacity supplied by third-party contracted motor carriers and transportation intermediaries. We utilize capacity from both third-party motor carriers and transportation intermediaries to support other Expedited Freight service offerings in response to seasonal demands and volume surges in particular markets, to handle overflow volume. A small portion of Expedited Freight's transportation capacity is provided by employee drivers operating company-owned equipment.

Other Services

Expedited Freight provides additional value-added services that are integrated into the overall operation of its network.

Expedited Freight offers truckload services which include expedited truckload brokerage, dedicated fleet services, as well as high security and temperature-controlled logistics services.

Other Expedited Freight services allow customers to access the following services from a single source:

- customs brokerage;
- warehousing, dock and office space;
- hotshot or ad hoc ultra-expedited services; and
- shipment consolidation and handling, such as shipment build-up and break-down and reconsolidation of air or ocean pallets or containers.

Customers

Our Expedited Freight wholesale customer base is primarily comprised of freight forwarders, third-party logistics ("3PL") companies, integrated air cargo carriers and passenger, cargo airlines, steamship lines and retailers. Expedited Freight's freight forwarder customers vary in size from small, independent, single facility companies to large, international logistics companies. Our dependable service and wide-ranging service offerings also make Expedited Freight an attractive option for 3PL providers. Integrated air cargo carriers use our network to provide overflow capacity and other services, including shipment of bigger packages and pallet-loaded cargo.

Omni Logistics

Overview

Omni is our asset-light, high-touch logistics and supply chain management operation with customer relationships in high-growth end markets. Omni delivers domestic and international freight forwarding, fulfillment services, customs brokerage, distribution, for time-sensitive freight to U.S.-based customers operating both domestically and internationally. Omni offers contract logistics including warehousing and value-added services. Also, Omni provides business-to-business solutions to prominent United States-based customers across a variety of attractive end markets, including the technology, retail, media, logistics, life sciences and e-commerce sectors, many of which have had long-term relationships with Omni.

Core Offerings

Omni focuses on providing customized logistics solutions for high-value, mission-critical freight for some of the industry's most demanding customers. Its core offerings include domestic freight, value-added warehousing and distribution and international freight:

- Domestic Freight
  - Partnering with leading carriers to provide a full menu of LTL, expedited and truckload services based on various time requirements;
  - Specialized delivery for high-value freight, including white glove and team delivery, installation, unpacking, debris removal, light assembly, repackaging, inspection and crating/uncrating;
  - Supply chain engineering, appointment scheduling, site survey, track and trace, 24-hour call center and database management;
  - Air charter, next flight out, hand carry and other expedited services; and
  - Reverse logistics, trade shows, project logistics, cold chain management, chain of custody and small pack.

- Contract Logistics
  - Global warehousing and distribution and e-commerce fulfillment solutions, including inventory management, cross docking, kitting and pick and pack;
  - Free Trade zone and bonded warehouse capabilities; and
  - System level testing, tape and reel, ink/laser marking, repair, splitting, baking, kitting, packing, binning and returns management.

- International Freight
  - Primarily focused on Asia to the United States and Intra-Asia air transportation with expanding service offerings in other markets; and
  - International compliance and customs brokerage ensure stringent compliance requirements are met while expediting delivery times.

Operations

Omni's primary office is located in Dallas, Texas, with other offices located around the globe in order to support their global supply chain customers. Omni has 125 service centers, primarily located in the United States and the Asia-Pacific region.

Transportation

Omni primarily utilizes third-party transportation providers including ground, air and ocean transportation providers, and also utilizes a mix of Company-employed drivers. During 2025, substantially all of Omni's direct transportation expenses were provided by third-party transportation providers.

Customer and Go-To Market Strategy

Omni's customer base is primarily comprised of medium to large corporate customers providing goods in the technology, manufacturing and retail sectors, as well as other transportation companies that require additional supply chain solutions.

Omni's sales force is focused on servicing the global supply chain of United States-based customers with support from a centralized solutions team with cross-functional expertise dedicated to supporting the salespeople in global multi-modal supply chain solutions. Omni deploys global, multi-modal capabilities, which allows the salespeople to partner across customers' organizations and supply chains by offering a comprehensive and a unique suite of global services to meet highly complex customer needs, including global logistics services, visibility and execution.

Intermodal

Overview

Our Intermodal segment provides first- and last-mile high value intermodal container drayage services both to and from seaports and railheads. Intermodal also offers dedicated contract and CFS warehouse and handling services. Intermodal also provides line haul and local LTL service in the Midwest, as well as CFS warehousing services (e.g. devanning, unit load device build-up/tear-down, and security screening) for air and ocean import/export freight at five of its total network terminals. Our Intermodal service differentiators include:

- immediate proof of delivery and signature capture capability via tablets;
- all drivers receive dispatch orders on hand-held units and are trackable via GPS; and
- daily container visibility and per diem management reports.

Operations

Intermodal's primary office is located in Oak Brook, Illinois. Intermodal's network consists of 26 locations primarily in the Midwest and Southeast, with a smaller operational presence in the Southwest, Mid-Atlantic, and West Coast.

Transportation

Intermodal utilizes a mix of Company-employed drivers, Leased Capacity Providers and third-party motor carriers. During 2025, approximately 64% of Intermodal's direct transportation expenses were provided by Leased Capacity Providers, 30% by Company-employed drivers, and 6% by third-party motor carriers.

All of our Intermodal company and independent contractor tractors are equipped with computer tablets, which enable us to communicate with our drivers, plan and monitor shipment progress and monitor the drivers' hours of service. We use the real-time global positioning data obtained from these devices to improve customer and driver service, and provide a high level of shipment visibility to our customers (including immediate proof of delivery signature capture). We believe that our technology is a key differentiator and enables us to provide a higher level of service than our competitors.

Customers

Intermodal's customer base is primarily comprised of international freight forwarders, passenger and cargo airlines, beneficial cargo owners and steamship lines.

Competition

We compete in the North American transportation and logistics services industry, and the markets in which we operate are highly competitive, very fragmented and historically have few barriers to entry. We compete with a large number of other asset-light logistics companies, asset-based carriers, integrated logistics companies, and third-party freight brokers. To a lesser extent, we also compete with integrated air cargo carriers and passenger airlines. Our competition ranges from small operators that operate within a limited geographic area to companies with substantially greater financial and other resources, including greater freight capacity.

Our Expedited Freight segment primarily competes with other national and regional truckload carriers. Expedited Freight also competes with LTL carriers, and to a lesser extent, integrated air cargo carriers and passenger and cargo airlines. The Omni Logistics segment competes in the 3PL space with primary focus on freight forwarding, warehouse and distribution, specialized services, and customs brokerage and trade compliance. Our Intermodal segment primarily competes with national and regional drayage providers.

We believe competition in our segments is based primarily on quality of service, price, available capacity, on-time delivery, flexibility, reliability, security, transportation rates, location of facilities, and business relationships, and we believe we compete favorably with other transportation service companies in these areas. To that end, we believe our Expedited Freight segment has an advantage over other LTL carriers because Expedited Freight delivers faster, more reliable services between cities at rates that are generally significantly below the price to transport the same shipments to the same destinations by air. We believe our Omni Logistics segment has a competitive advantage over other global freight forwarding and logistics solution providers because of our people, network, and technology. We have a dedicated account management team for each customer, empowered to make quick decisions to service our customers. Our asset and partner network allows us to react quickly and provide the correct service for the job. Our technology enables us to customize systems and automate processes, capturing delivery requirements and maintaining them for future shipments. We prioritize collaborative partnerships with our customers, focusing on building trust and differentiation. We emphasize understanding our client's business priorities and challenges before designing a solution, aiming to be an extension of our client's business and seamlessly blending with their operations. We believe our Intermodal segment has a competitive advantage over other drayage providers because we deliver more reliable service while offering greater shipment visibility and security. Additionally, we believe our Intermodal segment is one of the leading providers of drayage and related services in North America today.

Marketing

We market all of our services through a sales and marketing team located in major markets of the United States. Senior leadership is also actively involved in sales and marketing to national and key local accounts. We participate in trade shows and advertise our services through digital marketing channels, trade publications, and the Internet via www.tlxpedited.com, www.forwardair.com, www.forwardaircorp.com, www.forward-intermodal.com, and www.omnilogistics.com. Our websites promote and describe our services in addition to lead generation support. The information on our websites is not part of this filing and is therefore not incorporated by reference unless such information is specifically referenced elsewhere in this report.

Seasonality

Generally, our operating results have been subject to seasonal trends when measured on a quarterly basis. Typically, the first quarter is the weakest while the third and fourth quarters are the strongest. This seasonal pattern has been the result of numerous factors such as economic conditions, customer demand, weather, and national holidays. Additionally, a significant portion of our revenue is derived from customers whose business levels are impacted by trends in the economy.

Workforce

We recognize that our workforce, including our freight handlers, is our most valuable asset. Through ongoing talent development, comprehensive compensation and benefits, and a focus on health, safety and employee well-being, we strive to help our employees in all aspects of their lives so they can do their best at work. The recruitment, training and retention of qualified employees are essential to support our continued growth and to meet the service requirements of our customers.

As of December 31, 2025, we had 6,062 full-time employees, which includes 1,994 freight handlers and an additional 294 part-time employees, the majority of which were freight handlers. In 2025, none of our employees were covered by a collective bargaining agreement.

Talent Management

Our talent processes are integrated into the Forward Air business strategy, and are a key component to recruiting, hiring, developing, rewarding and retaining top-performing talent.

Our performance management approach includes goal setting that is directly linked to the strategic direction of the company, supported by ongoing feedback from managers and a formal annual review process that aligns with our compensation strategy. This structure helps ensure clarity of expectations, accountability, and alignment across the organization.

We also maintain a formal talent review process that works in connection with performance management to support career development and succession planning at both the individual and organizational levels. This process is designed to identify development opportunities, support leadership continuity, and meet the long-term strategic needs of the business.

Developing talent and leaders at all levels of the organization is critical to our long-term success. We offer a range of development programs, including early career, technical, leadership, and management initiatives, along with broader learning opportunities designed to support employee growth and skill development. These efforts reinforce our values, support effective collaboration, and help ensure our workforce is prepared to meet evolving business needs. We also partner with academic institutions and external professional organizations to enhance professional development opportunities across the organization.

Compensation & Benefits

We regularly benchmark our jobs to ensure our compensation and benefit practices are competitive. We are committed to providing a total reward package that is market-competitive and performance-based and drives innovation and operational excellence. Our compensation and benefit programs, practices, and policies reflect our commitment to reward short- and long-term performance that aligns with and drives shareholder value. Total direct compensation is generally positioned within a competitive range of the market median, with differentiation based on experience, skills, proficiency, and performance to attract and retain key talent. In addition to salaries, our compensation programs include annual incentive bonuses and stock awards, dependent upon the position and level of the employee. We also offer a retirement savings plan with a company match as well as a portfolio of market-competitive benefits.

Roadway Health and Safety

We are committed to educating our employees and promoting driver health and wellness through routine communication campaigns and information designed to emphasize the importance of safe operations. Drivers of our Leased Capacity Providers complete a three-day safety orientation as part of their onboarding where they are assigned several training courses, and from time-to-time, additional safety trainings may also be assigned on an ongoing basis, dependent upon driving behaviors.

We invest in a variety of programs focused on improving and maintaining driver health and wellness. We provide drivers access to a fatigue management service with the goal of reducing fatigue-related accidents and encouraging healthy, restful sleep. We have implemented fleet safety equipment, including electronic monitoring systems, to track driver safety, well-being, and health through monitoring of speed and proper hours-of-service required rest breaks.

We provide a quarterly safety bonus and annual vehicle giveaway to incentivize our Leased Capacity Providers to promote safe driving practices. Both initiatives celebrate drivers of our Leased Capacity Providers who have zero moving violations or accidents on a quarterly basis. Drivers who obtain four quarterly bonuses are eligible to win a new personal vehicle. In 2025, 211 Leased Capacity Providers and Company-employed drivers qualified for the vehicle giveaway. Looking ahead, we will continue to identify and promote programs that focus on the health and wellness for the drivers of our Leased Capacity Providers.

Workplace Health and Safety

We are committed to the safety of our employees and independent contractors. Our safety program focuses on risk reduction and safety management procedures that promote preventative measures.

We employ, maintain, and monitor a robust health and safety program for all of our workers to prevent workplace incidents. Policies and procedures exist to investigate accidents and monitor lessons learned, driving continuous improvement in the health and safety practices across our facilities. All of our employees are assigned to training courses as part of onboarding and employees may be assigned additional refresher trainings based on corrective action or identified risk.

Equipment

We manage a trailer pool that is utilized by all of our businesses to move freight through our networks. Our trailer pool includes dry van, refrigerated and roller-bed trailers, and substantially all of our trailers are 53 feet long. We own the majority of the trailers we use, but we supplement at times with leased trailers. As of December 31, 2025, there were 4,730 owned trailers in our fleet with an average age of approximately eight years. In addition, as of December 31, 2025, we also had 133 leased trailers in our fleet. As of December 31, 2025, we had 297 and 450 owned and leased tractors and straight trucks, respectively, in our fleet, with an average age of approximately seven years.

Corporate Sustainability

We embrace a comprehensive approach to sustainability that addresses Environmental, Social, and Governance ("ESG") factors.

Our sustainability strategy is organized around four impact areas—People, Planet, Customer, and Community—which together reflect the topics most relevant to our business and our stakeholders. These areas build on the material topics identified through our 2020 assessment, which utilized the Sustainable Accounting Standards Board (SASB) standards and a third-party stakeholder review. That assessment identified ten priority areas that continue to anchor our work:

- Roadway Health & Safety
- Workplace Health & Safety
- Independent Contractor Practices
- Engagement and Connectivity Practices
- Community Impact & Partnerships

- Measurement & Disclosure
- Information Security
- Responsible Supplier Practices
- Green House Gas (GHG) Emissions Reduction Practices
- Air Quality Practices

We continue to invest in the resources and structures necessary to manage sustainability-related risks and opportunities across the enterprise. Oversight of our sustainability strategy, performance, and continuous-improvement activities is maintained by dedicated ESG leadership. The Corporate Governance and Nominating (CG&N) Committee has responsibility for oversight of our sustainability-related efforts. At least twice a year, management provides the CG&N Committee with updates on these topics, and at least annually, the Chair of the CG&N Committee reports to the full Board.

Since publishing our first ESG report in 2021, we have continued to mature our sustainability program through expanded governance, improved data collection, and enhanced disclosure practices. These efforts have included establishing an internal ESG Steering Committee, completing annual greenhouse gas inventories, broadening data coverage, aligning disclosures with the Task Force on Climate-Related Financial Disclosures framework, and participating in external disclosure platforms such as CDP. Over time, we have also advanced emissions-reduction initiatives, improved customer-facing carbon accounting capabilities, and published annual ESG reports reflecting the continued evolution of our program.

In 2025, we continued strengthening our sustainability foundation while transitioning from an ESG report to a more comprehensive Sustainability Report aligned with our four-pillar structure. Key efforts included integrating emissions data from our combined network, enhancing customer-facing carbon accounting methodologies, advancing evaluations of future low-carbon and electrification opportunities, and expanding employee and community engagement activities across our operations. We also further matured our governance and disclosure practices through external benchmarking and assurance, including completing our first EcoVadis submission and obtaining limited third-party assurance of our combined greenhouse gas inventory.

Details around the four impact areas—People, Planet, Customer, and Community—supporting our ESG strategy are as follows:

People

We are committed to supporting a safe, engaged, and connected workforce across our operations. As part of this pillar, we focus on Roadway Health & Safety, Workplace Health & Safety, Independent Contractor Practices, and Engagement & Connectivity Practices.

We maintain and continuously monitor comprehensive health and safety programs designed to prevent workplace incidents and promote a strong safety culture for employees and independent contractors. These programs include facility-level safety procedures and a company-wide Emergency Preparedness Plan aligned with Occupational Safety and Health Administration standards.

We are also committed to fostering a workplace culture that supports engagement, belonging, and professional growth. In 2020, we established an Engagement & Connectivity Council to strengthen employee connection, participation, and collaboration across the organization. Since its formation, we have implemented initiatives including paid parental leave, floating paid holidays, and internal programs that recognize and celebrate employee perspectives and shared experiences.

Customer

We are committed to delivering reliable, high-quality transportation services that meet our customers' operational and sustainability expectations. As part of this pillar, we focus on Measurement & Disclosure, Information Security, and Responsible Supplier Practices.

We support transparent and responsible business practices through continued investment in digital, cloud-based, and data-management systems that improve operational efficiency and performance measurement. We deploy Safety and Environmental Management Systems and related tools to collect and communicate relevant information across business units and leadership teams.

We maintain a robust Information Security program designed to protect our network, systems, and data from cybersecurity threats. Our program aligns with National Institute of Standards and Technology requirements, and we continue to enhance our infrastructure and controls to address evolving risks.

Through our Responsible Supplier Practices, we seek to better understand the sustainability priorities of our suppliers and customers. We are enhancing internal data-tracking capabilities and exploring opportunities to broaden supplier engagement and participation over time.

Planet

We are committed to promoting a healthier natural environment by pursuing continuous improvement across our operations and participating in industry efforts that advance environmental performance. As part of this pillar, we focus on GHG Emissions Reduction Practices and Air Quality Practices.

As a transportation and logistics company, we recognize the environmental impacts associated with our operations. We track and manage GHG emissions and energy use and have established a preliminary goal to reduce absolute Scope 1 and Scope 2 GHG emissions (combined) by 2030 from a 2021 base year. We are currently updating our ESG roadmap to reflect our combined operations following the integration with Omni Logistics.

We also continue to participate in industry programs that promote fuel efficiency and emissions reduction, including maintaining SmartWay certification through the U.S. Environmental Protection Agency.

Community

Community is a core element of our sustainability framework and reflects the continued growth and maturation of our engagement efforts. We are evolving from localized charitable activities to a more structured, enterprise-wide approach that integrates employee engagement, strategic partnerships, and coordinated initiatives across our operations.

The central focus of this work is long-standing support for veterans and military families, including a strategic partnership with Hope for the Warriors, which we primarily support through organizing our annual Drive for Hope fundraising event and related community initiatives. These efforts are aligned with our values, support the communities where we live and work, and reinforce our role as a trusted and engaged corporate partner. Community initiatives are managed as part of our broader sustainability strategy and are informed by employee participation, stakeholder priorities, and ongoing evaluation of impact.

To learn more about our sustainability strategy and focus areas, visit our sustainability website at omnilogistics.com/our-impact/ or at forwardair.com/ourimpact. Details are also accessible through our investor relations site. The information contained in our Sustainability Report is not incorporated into, and does not form a part of, this report. We will continue to refine our disclosures and report on progress as our sustainability efforts evolve.

Risk Management and Litigation

Under regulations of the Department of Transportation ("DOT"), we are liable for bodily injury and property damage caused by Leased Capacity Providers and employee drivers while they are operating equipment under our various motor carrier authorities. The potential liability associated with any accident can be severe and occurrences are unpredictable.

For vehicle liability, we retain a portion of the risk. Below is a summary of our risk retention on vehicle liability insurance coverage maintained by us up to $10,000 (in thousands):

Risk Retention	Frequency	Layer	Policy Term
$ 5,000	Occurrence/Accident[1]	$0 to $5,000	10/1/2025 to 10/1/2026
$ 5,000	Policy Term Aggregate[2]	$5,000 to $20,000	10/1/2025 to 10/1/2028

[1] For each and every accident/incident, the Company is responsible for damages and defense up to these amounts, regardless of the number of claims associated with any accident/incident.

[2] During the Policy Term, the Company is responsible for damages and defense within the stated Layer up to the stated, aggregate amount of Company Risk Retention before insurance will contribute.

Also, from time to time, when brokering freight, we may face claims for the "negligent selection" of outside, contracted carriers that are involved in accidents, and we maintain third-party liability insurance coverage with a $25 thousand deductible per occurrence for our brokered services. Additionally, we maintain workers' compensation insurance with a self-insured retention of $500 thousand per occurrence. We cannot guarantee that our self-insurance retention levels will not increase and/or that we may have to agree to more unfavorable policy terms as a result of market conditions, poor claims experience or other factors. We could incur claims in excess of our policy limits or incur claims not covered by our insurance. Any claims beyond the limits or scope of our insurance coverage may have a material adverse effect on us. Because we do not carry "stop loss" insurance, a significant increase in the number of claims that we must cover under our self-insurance retainage could adversely affect our profitability. In addition, we may be unable to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses.

From time to time, we are a party to other litigation arising in the normal course of our business, most of which involve claims for personal injury, property damage related to the transportation and handling of freight, or workers' compensation. We do not believe that any of these pending actions, individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operations.

Regulation

We are regulated by various federal and state agencies, including the DOT. The DOT and the Federal Motor Carrier Safety Administration ("FMCSA"), an agency within the DOT, manages a Compliance, Safety, Accountability initiative ("CSA") which governs matters such as safety requirements and compliance, registration to engage in motor carrier operations, drivers' hours of service ("HOS") requirements, and certain mergers, consolidations, and acquisitions. We are also subject to laws and regulations under the EPA and the Occupational Safety and Health Administration, which regulate safety, the supervision of hazardous materials, water discharges, air emissions, solid waste disposal and the release and cleanup of other substances. These regulatory authorities have broad powers, generally governing matters such as authority to engage in motor carrier operations, as well as motor carrier registration, driver hours of service, safety and fitness of transportation equipment and drivers, transportation of hazardous materials, certain mergers and acquisitions and periodic financial reporting. The trucking industry is also subject to regulatory and legislative changes from a variety of other governmental authorities, which address matters such as: increasingly stringent environmental, occupational safety and health regulations, limits on vehicle weight and size, ergonomics, port security, and hours of service. In addition, we are subject to compliance with cargo-security and transportation regulations issued by the Transportation Security Administration and Customs and Border Protection ("CBP") within the United States Department of Homeland Security, and our domestic customs brokerage operations are licensed by CBP.

We are also subject to employment laws and regulations, including the changing regulatory landscape, with the potential effects of California Assembly Bill 5 ("California AB5"), which introduced a new test for determining worker classification that is viewed as expanding the scope of employee relationships and narrowing the scope of independent contractor relationships.

Additionally, our international business operations are subject to requirements imposed by the laws and regulations of those jurisdictions. Regulatory requirements, and changes in regulatory requirements, may affect our business or the economics of the industry by requiring changes in operating practices or by influencing the demand for and increasing the costs of providing our services.

In addition, Omni delivers international freight forwarding, fulfillment services, customs brokerage, distribution, and value-added services, primarily focused on Asia to the United States and Intra-Asia air transportation. As an international freight forwarder, Omni is required to follow sanctions and export control regulations of the countries in which it operates and those relevant to the transaction in hand. We are subject to and maintain compliance with various anti-corruption and anti-bribery statutes such as the Foreign Corrupt Practices Act, the UK Bribery Act 2010, and certain other foreign countries' equivalent statutes or programs in the countries in which we operate.

Service Marks

We maintain a variety of service marks and trademarks specific to our business through our subsidiaries, which we believe are of significant value to our business. As our brands evolve, certain of these marks may go out of use, and others may be developed over time. We aim to protect these marks and other intellectual property as they are critical to our marketing strategy.

Through our subsidiary Forward Air Royalty, LLC, we hold the United States federal trademark registrations associated with the following service marks: Forward (logo), circle design (logo), Forward Air, Forward Air (logos), Forward Air Complete, Forward Air Complete (logo), TQI, inc. (logo), FAF, Inc. (logo), North America's Most Complete Road Feeder Network, and Keeping Your Business Moving Forward. We additionally have certain common law service mark rights, including in the tagline When It Matters, Think Forward, that is not currently registered with the United States Patent and Trademark Office. As our brands evolve, certain of these marks may go out of use, and others may be developed over time.

Through our subsidiary Omni Logistics, LLC, we hold the (i) trademark applications and registrations associated with the Omni logo and word mark in Canada, Chile, China, Colombia, Ecuador, European Union, Hong Kong, Japan, Korea, Malaysia, Mexico, Peru, Singapore, Taiwan, Thailand, United Kingdom and the United States and (ii) United States federal trademark registration associated with the word mark LiVe Logistics. Through our subsidiary Mach 1 Air Services, LLC, we hold the Mexican trademark registrations associated with the Mach 1 logo and word mark and with the tagline Others promise, we deliver. Through our subsidiary Pacific Logistics, LLC, we hold the United States federal trademark registrations for PLC Pacific Logistics Corp. (word mark) and PLC (word mark). Through our subsidiary Trinity Logistics USA, Inc., we hold the word mark registration of Trinity Logistics in the European Union. Through T L World (Private) Limited (Sri Lanka), we hold the trademark registration for Trinity Logistics (logo). Through our subsidiary Bigger, Farther, Faster, LLC (d/b/a Ramp Logistics), we hold the United States federal trademark registration associated with the Ramp Logistics word mark and logo. Through our subsidiary IVIA Services, LLC, we hold the United States federal trademark registration associated with the word mark IVIA. Through our subsidiary Millhouse Logistics Services, LLC, we hold the United States federal trademark registration associated with the Millhouse logo. Through our subsidiary A G World Transport, Inc., we hold the United States federal trademark registrations associated with the two AG logos.

Available Information

We file reports with the Securities and Exchange Commission (the "SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other reports and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended from time to time. We are an electronic filer and the SEC maintains an Internet site at www.sec.gov that contains these reports and other information filed electronically. We make available free of charge through the Investor Relations portion of our website such reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Our website address is www.forwardair.com. Our goal is to maintain our website as a portal through which investors can easily find or navigate to pertinent information about us. The information provided on the website is not part of this report, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this report.

Item 1A. Risk Factors

The following are important risk factors that could affect our financial performance and could cause actual results for future periods to differ materially from our anticipated results or other expectations, including those expressed in any forward-looking statements made in this Annual Report on Form 10-K or our other filings with the SEC or in oral presentations such as telephone conferences and webcasts open to the public. You should carefully consider the following factors and consider these in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our Consolidated Financial Statements and related Notes in Item 8.

Risks Relating to Our Business and Operations

Overall economic conditions that reduce freight volumes could have a material adverse impact on our operating results and ability to achieve growth.

We are sensitive to economic conditions, in particular, those that impact customer shipping volumes, industry freight demand and industry truck capacity. The transportation and supply chain industries have historically experienced cyclical fluctuations in financial results due to economic recession, downturns in business cycles of customers, interest and currency rate fluctuations, inflation, supply chain disruptions, labor shortages and other economic factors beyond our control. Changes in U.S. or international trade policy impact the volume of economic activity domestically and internationally, and as a result, trucking freight volumes may be materially reduced. Such reductions may materially and adversely affect our business.

The imposition of tariffs and other trade barriers by the U.S. government, including widespread baseline and country-specific tariffs on imported goods from countries such as China and Canada, has heightened global trade tensions, resulting in China, among other countries, imposing reciprocal tariffs in response. Significant uncertainty remains regarding U.S. trade policies, treaties, and tariff enforcement. These developments and the evolving circumstances surrounding international trade negotiations may materially impact global economic conditions, disrupt the stability of international financial markets, and reduce global trade activity with U.S. trading partners—particularly with China. If the impacts from the current tariff landscape on the Company's business are more severe than expected as a result of shipments originating from tariff-impacted countries or the geopolitical or trade relationships between the U.S. and other countries, particularly China, deteriorate further, such impact could have a material adverse effect on the Company's financial position, results of operations and/or cash flows.

Additionally, deterioration in the economic environment or the occurrence of a large-scale economic event subjects our business to various risks, including the following that may have a material and adverse impact on our operating results and cause us not to maintain previously achieved or projected levels of profitability or achieve growth:

- A reduction in overall freight volumes reduces our revenues and opportunities for growth. In addition, a decline in the volume of freight shipped due to a downturn in customers' business cycles or other factors (including our ability to assess dimensional and weight-based charges) generally results in decreases in freight pricing and decreases in revenue derived from various surcharges and accessorial charges. In our LTL business, these decreases typically reduce the average revenue per pound of freight, as carriers use price concessions to compete for loads to maintain truck productivity.
- Our base transportation rates are determined based on numerous factors such as length of haul, weight per shipment and freight class. During economic downturns and periods of low freight volume, we may also have to lower our base transportation rates based on competitive pricing pressures and other market factors.
- Some of our customers may face economic difficulties that affect their ability to pay us, and some may go out of business. In addition, some customers may not pay us as quickly as they have in the past, causing our working capital needs to increase.
- A significant number of our transportation providers may go out of business, and we may be unable to secure sufficient equipment or other transportation services to meet our commitments to our customers.
- We may not be able to appropriately adjust our expenses to changing market demands as we have certain fixed expenses that we may not be able to adjust in a period of rapid change in market demand. In order to maintain high degree of cost variability in our business model, it is necessary to adjust staffing levels to changing market demands. In periods of rapid change, it is more difficult to match our staffing levels to our business needs.
- If the domestic freight forwarder, Expedited Freight's primary customer type, is disintermediated, and we are not able to transition effectively into servicing other customers, like third-party logistics companies and beneficial cargo owners, our business and financial results could be materially adversely affected.

Inflation may increase our operating expenses and lower profitability.

Most of our operating expenses are sensitive to increases in inflation, including equipment prices, real property rental costs, fuel costs, insurance costs, employee wages and purchased transportation. Inflation may generally increase our costs for materials, supplies, services and capital. With increasing costs, we may have to increase our prices to maintain the same level of profitability. If we are unable to increase our prices sufficiently to offset increasing expenses, then inflation could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Inflation may generally increase our costs for materials, supplies, services and capital. With increasing costs, we may have to increase our prices to maintain the same level of profitability. If we are unable to increase our prices sufficiently to offset increasing expenses, then inflation could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

If we have difficulty attracting and retaining Leased Capacity Providers, other third-party transportation capacity providers, or freight handlers, our profitability and results of operations could be adversely affected.

We depend on Leased Capacity Providers, third-party contracted motor carriers, and other intermediaries like freight brokers for most of our transportation capacity needs. Competition for Leased Capacity Providers is intense, and sometimes there are shortages in the marketplace. In addition, a decline in the availability of trucks, tractors and trailers for purchase or use by Leased Capacity Providers may negatively affect our ability to obtain the needed transportation capacity. We also require a large number of employee freight handlers to operate our business efficiently. During periods of low unemployment in the areas where our terminals are located, we may have difficulty hiring and retaining a sufficient number of freight handlers. If we have difficulty attracting and retaining enough qualified freight handlers or Leased Capacity Providers, we may need to increase wages and benefits for our employees or to increase the cost at which we contract with our Leased Capacity Providers, either of which would increase our operating costs. This difficulty may also impede our ability to maintain our delivery schedules, which could make our service less competitive and curtailing our planned growth. A capacity deficit may lead to a decline in the volume of freight we receive from customers or a loss of customers.

To augment the transportation capacity provided by Leased Capacity Providers, we purchase transportation from other third-party motor carriers, typically at a higher cost. As with Leased Capacity Providers, competition for third-party motor carriers is intense, and sometimes there are shortages of available third-party motor carriers. If we cannot secure a sufficient number of Leased Capacity Providers and have to purchase transportation from third-party carriers, our operating costs will increase.

Additionally, Leased Capacity Providers and third-party transportation capacity providers may also increase prices to cover higher operating expenses or if market conditions warrant. In some instances, we will have entered into fixed contract freight rates with customers and, in the event market conditions change and those contracted rates are below market rates, we may be required to provide transportation services at a loss.

If our labor and operating costs increase or if we are unable to pass on provider price increases to our customers, we may be unable to offset the increased costs by increasing rates without adversely affecting our business which could adversely affect our profitability and results of operations.

Because a portion of our costs are fixed, any factors that result in a decrease in the volume or revenue per pound of freight shipped through our networks will adversely affect our results of operations.

Our operations, particularly our networks of hubs and terminals, represent substantial fixed costs. As a result, any decline in the volume or revenue per pound of freight we handle will have an adverse effect on our operating margin and our results of operations. Several factors can result in such declines, including adverse business and economic conditions affecting shippers of freight as discussed above. In addition, volumes shipped through our network may be negatively impacted by lack of customer contractual obligations or cancellations of existing customer contracts. Generally, we do not enter into long-term contracts with our customers. Rather, our customer contracts generally allow for cancellation within 30 to 60 days. As a result, we cannot guarantee that our current customers will continue to utilize our services or that they will continue at the same levels. The timing of our capital investments, pricing models and service availability is generally based on our existing and anticipated customer contracts and freight volumes.

We experience customer concentration which could adversely impact our financial condition and results of operations.

We experience customer concentration from time to time. During the year ended December 31, 2025, we derived 26% of our revenue from our top ten customers, with one customer accounting for just under 10% of our total revenue, which we expect to continue to grow in 2026. Any disruption in our business with those customers, whether as a result of changes in demand for our services, adverse changes in the customers' industries generally or other challenges in securing or renewing contracts with those customers, could have a material adverse impact on our business, financial condition and results of operations.

The ineffectiveness of our fuel surcharge program could have a material adverse effect on our results of operations and profitability.

Fuel prices have fluctuated dramatically over recent years. Fuel availability and prices can be impacted by factors beyond our control, such as natural or man-made disasters, adverse weather conditions, political events, economic sanctions imposed against oil-producing countries or specific industry participants, disruption or failure of technology or information systems, price and supply decisions by oil producing countries and cartels, terrorist activities, armed conflict, tariffs, sanctions, other changes to trade agreements and world supply and demand imbalance. We have historically been able to mitigate the impact of these fluctuations through fuel surcharge programs. Our fuel surcharge rates are set weekly based on the national average for fuel prices as published by the U.S. Department of Energy and our fuel surcharge table. Our fuel surcharge revenue is the result of our fuel surcharge rates and the tonnage transiting our networks. The impact of fuel on our results of operations depends on the relationship between the applicable surcharge, the fuel efficiency of our Company drivers, and load factor achieved by our operations. Fluctuations in fuel prices in either direction could have a positive or negative impact on our margins, particularly in our LTL business where the weight of a shipment subject to the fuel surcharge on a given trailer can vary materially. There can be no assurance that our fuel surcharge revenue programs will be effective in mitigating the full impact of future increases in fuel prices. Conversely, decreases in fuel prices reduce the amount of revenue derived from our fuel surcharge programs and accordingly, could reduce our consolidated revenues and may reduce margins for certain businesses. If our fuel surcharge program is ineffective or insufficient to mitigate fuel price fluctuations, then such fluctuations may adversely impact our results of operations and overall profitability.

Changes to our senior management team and other key personnel could have an adverse effect on our business, operating results and financial condition.

Our success depends to a large degree on our senior management team and on retaining key personnel. The ability of our senior management team to understand our business, operations, and strategic plans is critical to management's ability to make informed decisions about our near-term and long-term strategic direction and operations. Leadership transitions can be inherently difficult to manage and an inadequate transition may cause disruption to our business due to, among other things, diverting management's attention away from the Company's financial and operational goals or causing a deterioration in morale among key personnel. In addition, we may be unable to mitigate the risk if we are unable to implement and execute on an effective succession plan, and we may be unable to attract and retain qualified candidates in a timely manner. If we are unable to retain key senior executives and employees, our ability to meet our financial and operational goals and strategic plans may be adversely impacted, as well as our financial performance.

The loss of any member of our senior management could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find an adequate replacement on a timely basis, or at all. Further, future executives may view the business differently than current members of management, and over time have in the past and may in the future make changes to our strategic focus, operations, business plans or financial guidance and outlook, with corresponding changes in how we report our results of operations. We can make no assurances that we would be able to properly manage any shift in focus or that any changes to our business would ultimately prove successful. Any of these factors could negatively affect our strategy and execution, and our business, financial condition or results of operations may be adversely affected.

In addition, the successful integration of Omni depends in part on the retention of personnel critical to the business and operations of the Company following the Omni Acquisition due to, for example, their technical skills or management expertise.

If key employees depart, the integration of the companies may be more difficult and our business following the Omni Acquisition may be harmed. Furthermore, we may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of the Company or Omni, and our ability to realize the anticipated benefits of the Omni Acquisition may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or integrating employees into the combined company.

We cannot assure you that our evaluation of strategic alternatives will result in any particular outcome, and the perceived uncertainties related to the Company could adversely affect our business and our stockholders.

In January 2025, the Board announced that it had initiated a comprehensive review of strategic alternatives to maximize shareholder value. The Board continues to consider a range of options, including a potential sale, merger or other strategic or financial transaction relative to the long-term value potential of the Company on a standalone basis. The Board has not set a timetable for the conclusion of this review, nor has it made any decisions related to any further actions or potential strategic alternatives at this time. There can be no assurance that any transaction or other strategic outcome will be approved by the Board or otherwise consummated. Any potential transaction may be dependent on a number of factors that may be beyond our control, for example, market conditions, industry trends or acceptable terms. The process of reviewing potential strategic alternatives may be time consuming, distracting and disruptive to our business operations. In addition, given that the exploration of strategic alternatives may eventually result in a potential sale, merger or other strategic transaction, any perceived uncertainty regarding our future operations or employment needs may limit our ability to retain or hire qualified personnel and may contribute to unplanned loss of highly skilled employees through attrition, and result in the loss of customers, suppliers and other key business partners. We may ultimately determine that no transaction is in the best interest of our shareholders. If no transaction is completed, our stock price could decline, and we could experience negative market perception of disrupted business relationship as a result. Speculation regarding any developments associated with our review of strategic alternatives and any perceived uncertainties related to the Company or its business could cause the price of our shares to fluctuate significantly.

We may not achieve the anticipated long-term benefits of the Omni Acquisition or our ongoing business transformation, and related challenges, costs or inefficiencies could outweigh anticipated long-term benefits.

Following the completion of the Omni Acquisition and the integration of Omni into our business, we are focused on transforming our business and implementing new strategic objectives which we believe are designed to position the combined company for long-term growth. Our ability to realize the intended long-term benefits of this transformation depends on the successful execution of these new goals and strategies. These anticipated benefits include achieving planned revenue synergies, improving operational efficiency, and optimizing our corporate and organizational structure.

The expected benefits of the Omni Acquisition and our ongoing transformation may not be realized fully, may take longer to achieve than anticipated, or may result in unanticipated adverse effects. These risks are heightened by the prior dispute with Omni, which, although resolved, may impact our ability to achieve such benefits and synergies. In addition, certain assumptions we made at the time of the Omni Acquisition and related reorganization, including expected tax outcomes and revenue opportunities, may not be realized.

To achieve our transformation objectives and the anticipated benefits of the Omni Acquisition, we must effectively address, among other things:

- improving our technology;
- unifying the offerings and services available to customers;
- retaining existing customers and suppliers, including those directly competing with Omni; and
- consolidating our administrative technology infrastructure.

Moreover, at times, the attention of certain members of management and resources may be focused on the continued transformation of our business and diverted from day-to-day business operations or other opportunities which may have been beneficial to us, which may disrupt our operations.

Our Up-C structure places significant limitations on our cash flow because our principal asset is our interest in Opco, and, accordingly, we depend on distributions from Opco to pay our taxes and expenses, including payments under the Tax Receivable Agreement.

As part of our umbrella partnership-C corporation ("Up-C") structure with Omni, we are a holding company and our principal asset is our ownership of common units of our operating subsidiary, Clue Opco LLC ("Opco"). This structure is designed to enable us to obtain certain tax benefits, and 83.5% of such tax benefits are payable to certain holders of Omni under our tax receivable agreement with the holders of Omni and Opco ("Tax Receivable Agreement"). However, as a result of the

Omni Acquisition, we have no independent means of generating revenue or cash flow, and our ability to pay taxes and operating expenses, and to service our liabilities, is dependent upon the financial results and cash flows of Opco and its subsidiaries, along with the distributions we receive from Opco. Opco intends to make payments to us out of available funds, and subject to limitations imposed under the agreements governing our indebtedness, and there can be no assurance that Opco and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions will permit such distributions. Moreover, because of our Up-C structure, this financing arrangement can give rise to U.S. corporate income tax liabilities for us in respect of the formation of Opco, and subsequently as Opco makes cash distributions to us to the extent they are subject to certain technical regulations regarding disguised sales, subject to certain exceptions including for distributions of operating cash flows and leveraged distributions. In such an event, we would depend on further cash distributions from Opco in order to enable us to pay such tax liabilities.

We also incur expenses related to our operations, which may be significant. We intend, as Opco's sole manager, to cause Opco to make cash distributions to the owners of Opco membership interests so that we receive (i) an amount sufficient to allow us to fund all of our tax obligations in respect of taxable income allocated to us and (ii) distributions to cover our operating expenses, including any obligations to make payments under the Tax Receivable Agreement. When Opco makes distributions, the holders of Omni and the other members of Opco besides us are and will be entitled to receive proportionate distributions based on their economic interests in Opco's common units at the time of such distributions. Opco's ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Opco is then a party, or any applicable law, or that would have the effect of rendering Opco insolvent or exceed the amounts that Opco is permitted to distribute under the agreements governing our indebtedness. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially and adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such indebtedness. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid, but nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement. Any inability to pay tax or other liabilities or to fund our operations could have a material and adverse effect on our business, results of operations, financial condition and prospects.

We will be required to pay Omni Holders for certain tax savings we may realize, and we expect that the payments we will be required to make may be substantial.

In connection with the closing of the Omni Acquisition, the Company, Opco, Omni Holders and certain other parties entered into the Tax Receivable Agreement, which sets forth the agreement among the parties regarding the sharing of certain tax benefits realized by the Company as a result of the transactions. Pursuant to the Tax Receivable Agreement, we will be generally obligated to pay certain Omni Holders 83.5% of (a) the total tax benefit that we realize as a result of increases in tax basis in Opco's assets resulting from certain actual or deemed distributions and the future exchange of units of Opco for shares of securities of the Company (or cash) pursuant to the Opco's limited liability company agreement, (b) certain pre-existing tax attributes of certain Omni Holders that are corporate entities for tax purposes, (c) the tax benefits that we realize from certain tax allocations that correspond to items of income or gain required to be recognized by certain Omni Holders, and (d) other tax benefits attributable to payments under the tax receivable agreement. Payment obligations under the Tax Receivable Agreement will rank pari passu with all unsecured obligations of the Company but senior to any future tax receivable or similar agreement entered into by the Company. These increases in existing tax basis and tax basis adjustments generated over time may reduce the amount of tax that the combined company would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. Actual tax benefits realized by the combined company may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions therein, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits.

The payment obligation under the Tax Receivable Agreement is an obligation of the Company and not of Opco. While the amount of existing tax basis, the anticipated tax basis adjustments and the actual amount and utilization of tax attributes, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges of Opco units for securities of the Company, the applicable tax rate, the price of the applicable securities of the Company at the time of exchanges, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that the payments that we will be required to make under the Tax Receivable Agreement may be substantial. The payments under the Tax Receivable Agreement are not conditioned on the exchanging holders of Opco units or other Omni Holders continuing to hold ownership interests in us.

Moreover, in the case of a change of control, amounts payable under the Tax Receivable Agreement may be accelerated and may significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax

Receivable Agreement. In particular, amounts payable under the Tax Receivable Agreement in the case of a change control may be substantially in excess of the net present value of the payments that the Company estimated would be required to be made to fulfill all Tax Receivable Agreement payment obligations with respect to equity issuances to the Omni Holders at and as of the date of the Omni Acquisition due to, among other things, contractual provisions that require the calculation to assume that all available tax benefits are used by the Company in each tax year. We expect that the payments that we may make under the Tax Receivable Agreement in the event of a change of control will be substantial. As a result, our accelerated payment obligations and/or the assumptions adopted under the Tax Receivable Agreement in the case of a change of control may impair our ability to consummate change of control transactions or negatively impact the value received by stockholders in a change of control transaction.

We may not be able to retain customers or suppliers, or customers or suppliers may seek to modify contractual obligations with us, which could have an adverse effect on our business and operations. Third parties may terminate or alter existing contracts or relationships with us.

As a result of the Omni Acquisition, we experienced impacts on relationships with certain customers that led to a decrease in their business with us, and we may experience further impacts of this nature that may harm our business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the Omni Acquisition whether or not contractual rights are triggered as a result of the Omni Acquisition. In particular, certain of our existing customers directly compete with Omni and, as a result, may react negatively to the Omni Acquisition. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with us or do so on the same or similar contractual terms following the Omni Acquisition. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue the relationship with us then our business and results of operations may be harmed. If certain of our suppliers were to seek to terminate or modify an arrangement with us, then we may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

Concentration of ownership may limit your ability to influence corporate matters.

Based solely on our review of publicly available filings, as of December 31, 2025, our two largest stockholders collectively owned approximately 27% of our issued and outstanding shares of common stock, on an as converted and as exchanged basis. These stockholders could exert significant influence over the outcome of actions that require stockholder approval, including a significant corporate transaction in which stockholders might receive a premium over the prevailing market price for their shares. In addition, these stockholders may be able to delay or prevent changes in control or changes in management. Moreover, this concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with concentrated ownership.

If we identify material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. We previously identified a material weakness in our internal controls over financial reporting as of December 31, 2024, which was subsequently remediated.

We cannot assure you that our internal controls and measures will be sufficient to avoid the identification of material weaknesses in the future. Our failure to implement and maintain effective internal control over financial reporting, could result in errors in our consolidated financial statements that could result in a restatement of our financial statements and could cause us to fail to meet our periodic reporting obligations, any of which could diminish investor confidence in us and cause a decline in the price of our common stock.

Delays, costs, and disruptions that result from upgrading and maintaining the security of our information and technology networks and systems could materially and adversely affect us.

We are dependent on information technology networks and systems, including Internet and Internet-based or "cloud" computing services, to collect, process, transmit, and store electronic information. We are currently modernizing and upgrading our information technology systems while also simultaneously integrating systems from Omni, including and improving some legacy systems with new and advanced functionality. While upgrading and implementing changes to any one of our systems could present challenges, the age of our systems and architecture may present unique challenges that we have not previously encountered as we undertake these efforts. There are inherent costs and risks associated with improving, replacing and changing these systems and implementing new systems, including potential disruption of our sales and operations, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, demands on management time, securing our systems along with dependent processes from cybersecurity threats, and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. The implementation of or delay in implementing new information technology systems may also cause disruptions in our business operations and impede our ability to comply with constantly evolving laws, regulations and industry standards addressing information and technology networks, privacy and data security, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our profitability could be negatively impacted if our pricing structure proves to be inaccurate or off-market.

The price we charge our customers for the services we provide is based on our calculations of, among other things, the costs of providing those services. The Company's assessment of its costs and resulting pricing structure relies on the effective identification and measurement of the impact of a number of key operational variables including, but not limited to volumes, operational efficiencies, length of haul, the mix of fixed versus variable costs, productivity and other factors. In some instances where we have entered into contract freight rates with customers, in the event market conditions change and those contracted rates are below market rates, we may be required to provide our services at a loss. If we are incorrect in our assumptions and do not accurately calculate or predict the costs to us to provide our services, we could experience lower margins than anticipated, loss of business, or an inability to offer competitive products and services.

We derive a significant portion of our revenue from a few major customers, the loss of one or more of which could have a material adverse effect on our business.

While no customer accounted for more than 10% of consolidated revenues for the calendar year ended December 31, 2025, our top ten customers, based on revenue, accounted for approximately 26% of our revenue. These customers can impact our revenues and profitability based on factors such as: (i) industry trends related to e-commerce that may apply downward pricing pressures on the rates our customers can charge; (ii) the seasonality associated with the fourth quarter holiday season; (iii) business combinations and the overall growth of a customer's underlying business; and (iv) any disruptions to our customers' businesses. These customers could choose to divert all or a portion of their business with us to one of our competitors, demand pricing concessions for our services, require us to provide enhanced services that increase our costs, or develop their own shipping and distribution capabilities. We generally do not have long-term contracts with our customers. A reduction in, or termination of, our services by one or more of our major customers could have a material adverse effect on our business and operating results. In addition, any increased direct sales efforts to direct shippers and beneficial cargo owners, as well as the potential acquisition of other businesses that may be perceived as competing more directly with our customers, could adversely affect our expenses, pricing, third-party relationships and revenues, particularly if such actions affect any of these key customers.

Our business is subject to seasonal trends.

Generally, our operating results have been subject to seasonal trends when measured on a quarterly basis with the first and second quarters generally weaker compared to our third and fourth quarters. This trend is dependent on numerous factors including economic conditions, customer demand and weather. Revenue is directly related to the available working days of shippers, national holidays and the number of business days during a given period, which may also create seasonal variability on our results of operations. During the remaining winter months after the winter holiday season, our freight volumes are generally lower because some customers reduce shipment levels. In addition, a substantial portion of our revenue is derived from customers in industries whose shipping patterns are tied closely to consumer demand, which can sometimes be difficult to predict, or are based on just-in-time production schedules. Therefore, our revenue is, to a large degree, affected by factors that are outside of our control. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or reliably forecast many of these factors. Our ability to predict and adapt to future seasonality in our business will affect our operations and financial results.

Our results of operations may be affected by harsh weather conditions, disasters and pandemics.

Certain weather-related conditions such as ice and snow can disrupt our operations. Our operating expenses have historically been higher in the winter months because of cold temperatures and other adverse winter weather conditions, which generally result in decreased fuel efficiency, increased cold weather-related maintenance costs of equipment and increased insurance and claims costs. Harsh weather can temporarily halt deliveries, which could result in decreased revenues and operational challenges resulting from the interruption. Disasters, including severe weather, such as hurricanes or blizzards, and public health issues, such as pandemics or epidemics, occurring in the United States or abroad, could result in the temporary lack of an adequate work force and the temporary disruption in the transport of goods to or from overseas which could prevent, delay or reduce freight volumes and could have an adverse impact on consumer spending and confidence levels, all of which could result in decreased revenues.

Our products and services are directly tied to the production and sale of goods. Should we experience a slowdown or reduced demand for our services due to a pandemic, epidemic or similar outbreak or public health event, we would anticipate a similar impact on our business.

Labor shortages and increased turnover or increases in employee and employee-related costs could adversely affect our ability to attract and retain qualified employees.

A number of factors may adversely affect the labor force available to us or increase labor costs from time to time, including high employment levels, federal unemployment subsidies, and other government regulations, which include laws and regulations related to workers' health and safety, wage and hour practices, immigration, and federal vaccine mandates. A labor shortage or increased turnover rates within our employee base could lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees and could negatively affect our ability to effectively operate our business or otherwise operate at full capacity.

In addition, the compensation we offer our employees is subject to market conditions that may require increases in employee compensation, which become more likely as economic conditions improve or as inflation increases. If we are unable to attract and retain a sufficient number of qualified employees, we could be required to increase our compensation and benefits packages or reduce our operations and face difficulty meeting customer demands, any of which could adversely affect our financial condition, results of operations, liquidity, and cash flows.

Our business could also be adversely affected by strikes and labor negotiations or by a work stoppage at one or more of our or our subcontractors' facilities. Shutdowns and similar disruptions to major points in national or international transportation networks, most of which are beyond our control, could result in terminal embargoes, disrupt equipment and freight flows, depress volumes and revenues, increase costs and have other negative effects on our operations and financial results. In addition, labor disputes involving our customers could affect our operations. If our customers experience slowdowns or closures because they are unable to negotiate labor contracts, our revenue and profitability could be negatively impacted.

We have recorded impairment charges in current and past periods and may record additional impairment charges in future periods.

We have $906,791 of net definite-lived intangible assets on our consolidated balance sheet at December 31, 2025, which significantly increased as a result of the Omni Acquisition. Our definite-lived intangible assets primarily represent the value of customer relationships and trade names that were recorded in conjunction with our various acquisitions. We review our long-lived assets, such as our definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized on these assets when the estimated fair value is less than the carrying value. If such measurement indicates impairment, we would be required to record a non-cash impairment charge to our consolidated statement of operations and comprehensive (loss) income in the amount that the carrying value of these assets exceeds the estimated fair value of the assets.

We also have $522,712 of goodwill on our consolidated balance sheet at December 31, 2025. Goodwill is assessed for impairment annually (or more frequently if circumstances indicate possible impairment) for each of our reporting units. This assessment includes comparing the estimated fair value of each reporting unit to the carrying value of the net assets assigned to the respective reporting unit. If the carrying value of the reporting unit exceeded the estimated fair value of the reporting unit, we would be required to record a non-cash impairment charge calculated as the amount by which the carrying value exceeds the reporting unit's estimated fair value. In 2025, none of our reporting segments were determined to be impaired, however the Omni reporting segment fair value was not substantially in excess of its carrying value. See Note 3, Acquisitions, for more information about our goodwill and impairment charges.

A non-cash impairment charge to our consolidated statement of operations and comprehensive (loss) income could have a material adverse effect on our financial results.

We operate in highly competitive and fragmented markets of our industry, and our business will suffer if we are unable to adequately address downward pricing pressures and other factors that may adversely affect our results of operations, growth prospects and profitability.

The markets of the freight transportation and supply chain industries in which we participate are highly competitive, very fragmented and historically have few barriers to entry. We compete with a large number of other asset-light logistics companies, asset-based carriers, integrated logistics companies, and third-party freight brokers. To a lesser extent, we also compete with integrated air cargo carriers and passenger airlines. Our competition ranges from small operators that compete within a limited geographic area to companies with substantially greater financial and other resources, including greater freight capacity. We also face competition from freight forwarders who decide to establish their own networks to transport expedited ground freight, as well as from logistics companies, Internet matching services and Internet and third-party freight brokers, and new entrants to the market. In addition, customers can bring in-house some of the services we provide. We believe competition is based primarily on quality service, price, available capacity, damage-free handling, on-time delivery, flexibility, reliability and security and transportation rates as well as the ability to acquire and maintain terminal facilities in desirable locations at reasonable rates. Many of our competitors periodically reduce their rates to gain business, especially during times of economic decline, which may limit our ability to maintain or increase our profit margins. In an effort to reduce costs, we have seen our customers solicit bids from multiple transportation providers and develop or expand internal capabilities for some of the services that we provide.

In addition, competitors may pursue other strategies to gain a competitive advantage such as developing superior information technology systems, including artificial intelligence applications, or establishing cooperative relationships to increase their ability to address customer needs. The development of new information technology systems or business models could result in our disintermediation in certain businesses, such as freight brokerage. If we are unable able to keep pace with our competitors' technological advancements or if disintermediation increases, we may experience a loss of customers.

Furthermore, the transportation industry continues to consolidate. As a result of consolidation, our competitors may increase their market share and improve their financial capacity, and may strengthen their competitive positions relative to ours. Business combinations could also result in competitors providing a wider variety of services at competitive prices, which could adversely affect our financial performance. These competitive pressures may cause a decrease in our volume of freight, require us to lower the prices we charge for our services and adversely affect our results of operations, growth prospects and profitability.

Our international operations subject us to operational and financial risks.

We provide logistical and supply chain services within and between foreign countries on an increasing basis. Business outside of the U.S. is subject to various risks, including:

- changes in tariffs, trade restrictions, and trade agreements;
- compliance with the laws of numerous taxing jurisdictions where we conduct business, potential double taxation of our international earnings and potentially adverse tax consequences due to U.S. and foreign tax laws as they relate to our international business;
- difficulties in managing or overseeing foreign operations and agents;
- economic and political instabilities in some countries;
- new and different sources of competition and laws and business practices favoring local competitors;
- limitations on the repatriation of funds because of foreign exchange controls;
- different liability standards;
- exposure to increased risk of loss from foreign currency fluctuations and exchange controls;
- intellectual property laws of countries that do not protect our rights in our intellectual property, including but not limited to, our proprietary information systems, to the same extent as the laws of the U.S.; and
- compliance with multiple, conflicting, ambiguous or evolving governmental laws and regulations, including employment, tax, privacy, anti-corruption, import/export, customs, anti-boycott, sanctions and embargoes, antitrust, data transfer, storage and protection, ESG scrutiny and industry-specific laws and regulations, and our ability to identify and respond timely to compliance issues when they occur.

The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region and/or decrease the profitability of our operations in that region.

As we continue to expand our business internationally, we are exposed to increased risk of loss from foreign currency fluctuations, as well as longer accounts receivable payment cycles. Foreign currency fluctuations could result in currency exchange gains or losses or could affect the book value of our assets and liabilities. Furthermore, we may experience unanticipated changes to our income tax liabilities resulting from changes in geographical income mix and changing international tax legislation. We have limited control over these risks, and if we do not correctly anticipate changes in international economic and political conditions, we may not alter our business practices in time to avoid adverse effects.

Our business and operations could be negatively affected by securities litigation or shareholder activism, which could impact the trading price and volatility of our common stock.

Our business and operations could be negatively affected if we become subject to any securities litigation or from continued shareholder activism, which could cause us to incur significant expenses, hinder the execution of our business and growth strategy, constrain our capital deployment opportunities, and impact the price of our common stock. For example, Ancora Holdings Group, LLC filed with the SEC a Notice of Exempt Solicitation on each of May 7, 2025, May 20, 2025 and June 2, 2025 for the purpose of urging our shareholders to vote against certain director nominees at the 2025 annual meeting of shareholders. Such shareholder activism did, and could again in the future, result in substantial costs and divert management's attention and resources. Volatility in the price of our common stock, our cash balance, our financial performance or other reasons may cause us to become the target of securities litigation or continue to be the target of shareholder activism.

Perceived uncertainties as to our future direction as a result of these actions or any future shareholder activism or further changes to the composition of the Board or management may lead to the perception of a change in the direction of our business, instability or lack of continuity, any of which could negatively impact our stock price and results of operations.

Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management's and the Board's attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we have and may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, the price of our common stock could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism. In addition, shareholder activism may constrain our capital deployment opportunities and may limit the types of investments that are available to us.

Issues related to the intellectual property rights on which our business depends, whether related to our failure to enforce our own rights or infringement claims brought by others, could have a material adverse effect on our business, financial condition and results of operations.

We use both internally developed and purchased technologies in conducting our business. Whether internally developed or purchased, it is possible that users of these technologies could be claimed to infringe upon or violate the intellectual property rights of third parties. In the event that a claim is made against us by a third party for the infringement of intellectual property rights, a settlement or adverse judgment against us could result in increased costs to license the technology or a legal prohibition against our using the technology. Thus, our failure to obtain, maintain or enforce our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We rely on a combination of intellectual property rights, including patents, copyrights, trademarks, domain names, trade secrets, intellectual property licenses and other contractual rights, to protect our intellectual property and technology. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated; our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties; or we may fail to secure the rights to intellectual property developed by our employees, contractors and others. Efforts to enforce our intellectual property rights may be time-consuming and costly, distract management's attention and divert our resources, and ultimately be unsuccessful. Moreover, should we fail to develop and properly manage future intellectual property, this could adversely affect our market positions and business opportunities.

Our increased direct sales efforts through our sales force to direct shippers and beneficial cargo owners could be viewed as a competitive threat by our current domestic forwarder customers.

We are increasing our sales to direct shippers and beneficial cargo owners, which as a group are the primary customers of freight forwarders, 3PLs and other transportation intermediaries. These intermediaries are significant customers of our Expedited Freight business in the United States. Our activities related to our increased direct sales efforts to direct shippers and beneficial cargo owners, as well as the potential acquisition of other businesses that may be perceived as competing with our customers, could harm relationships with our current customers, employees or suppliers, and could adversely affect our expenses, pricing, third-party relationships and revenues. Further, a loss of a significant customer could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Reductions in the available supply or increases in the cost of new equipment may adversely impact our profitability and cash flows.

We and our Leased Capacity Providers and Independent Service Providers ("ISPs") may face difficulty in purchasing new equipment due to decreased supply or increased costs. Investment in new equipment is a significant part of our annual capital expenditures, and we require an available supply of tractors, trailers, and other freight handling equipment from manufacturers to operate and grow our business. We may also be subject to shortages in raw materials that are required for the production of critical operating equipment and supplies, such as shortages in rubber or steel. Tractor and trailer manufacturers have experienced significant shortages of various component parts and supplies, forcing many manufacturers to reduce or suspend their production, which has led to a lower supply of tractors, trailers, and other equipment, higher prices, and lengthened trade cycles.

In addition, the availability and price of our equipment may also be adversely affected in the future by regulations on newly manufactured equipment and engines. We are subject to regulations issued by the EPA and various state agencies, particularly the California Air Resources Board ("CARB"), that have required progressive reductions in exhaust emissions. We may become subject to new or more restrictive regulations, or differing interpretations of existing regulations, which may increase the cost of providing transportation services or adversely affect our results of operations. We are also unable to predict how any future changes in United States government policy will affect EPA and CARB regulation and enforcement.

These regulations, the limited equipment availability, and other supply chain factors have resulted and could continue to result in higher prices for new equipment, which could have a material adverse effect on our business, financial condition, and results of operations, particularly our maintenance expense, mileage productivity, and driver retention.

Difficulty in forecasting timing or volumes of customer shipments could adversely impact our margins and operating results.

Customer satisfaction depends upon our ability to meet short-term customer requirements that can be difficult to predict and prepare for. Generally, we do not enter into long-term contracts with our customers. Accordingly, the demand from our customers may fluctuate from time to time, which makes it difficult for us to project future demands from our customers. As a result, we cannot guarantee that our current customers will continue to utilize our services or that they will continue at the same levels. Our success depends on receiving continuous orders from our customers. Personnel costs, one of our largest expense items, is highly variable as we must staff to meet uncertain short-term demand that may not align with long-term trends. As a result, short-term operating results could be disproportionately affected due to uncertainties with our customer requirements and the challenges of staffing appropriately.

A significant portion of our revenues will be derived from customers in industries, such as retail and technology, that exhibit shipping patterns that are tied closely to consumer demand and from customers in industries in which shipping patterns are dependent upon just-in-time production schedules. Therefore, the timing of our revenues will be impacted by factors out of our control, such as a sudden change in consumer demand for retail goods, changes in trade tariffs, product launches and/or manufacturing production delays.

Because our Intermodal business depends heavily on freight transiting seaports and railheads, our operating results and financial condition are likely to be adversely affected by any reduction or deterioration in freight capacity at seaports or railheads.

Our Intermodal business provides first- and last-mile high value container drayage services to and from seaports and railheads. Consequently, our ability to continue to expand our Intermodal transportation business is dependent upon the seaports and railheads' capacity to handle Intermodal freight. Our business has, at times, been adversely affected by situations impacting one or more railheads or seaports, including congestion, labor shortages, slowdowns or stoppages, adverse weather conditions, changes to rail operations, or other factors that hinder the railheads and seaports to efficiently handle freight transiting their operations, and these situations may occur again in the future, which could have a material adverse effect on our results of operations and financial condition.

We may have difficulty effectively managing our growth, which could adversely affect our business, results of operations and financial condition.

Our growth strategy includes increasing freight volume from new and existing customers, improving our freight characteristics, implementing best practices and operational efficiencies, expanding our service offerings and pursuing strategic transactions. Our growth plans will place significant demands on our management and operating personnel.

To manage our current and anticipated future growth effectively, we must continue to maintain, and may need to enhance, our operating and management information systems and information technology infrastructure, which will place additional demands on our resources and operations. Failure to manage our growth effectively could lead us to over-invest or under-invest in technology and operations; result in weaknesses in our infrastructure, systems, or controls; give rise to operational mistakes, losses, or loss of productivity or business opportunities; reduce customer satisfaction; limit our ability to respond to competitive pressures; or result in loss of employees and reduced productivity of remaining employees. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue could decline or may grow more slowly than expected, and we may be unable to implement our growth strategy.

We may not make future acquisitions or, if we do, we may not realize the anticipated benefits of future acquisitions and integration of these acquisitions may disrupt our business and occupy management.

We have grown through acquisitions, and we may pursue opportunities to expand our business by acquiring other companies in the future. Our ability to grow revenues, earnings and cash flow depends in part upon our ability to identify and successfully acquire and integrate businesses at appropriate prices, realize anticipated synergies and business performance from such acquisitions. Appropriate targets for acquisition are difficult to identify and transactions are difficult to complete for a variety of reasons, including but not limited to, limited due diligence, high valuations, other interested parties, negotiations of the definitive documentation, satisfaction of closing conditions, the need to obtain antitrust or other regulatory approvals on acceptable terms, and availability of funding. There is no assurance that we will be successful in identifying, negotiating, consummating or integrating any future acquisitions. Additionally, we may not realize the anticipated benefits of any future acquisitions. Each acquisition has numerous risks including:

- difficulty in integrating the operations and personnel of the acquired company;
- unanticipated costs to support new business lines or separate legal entities;
- disruption of our ongoing business, distraction of our management and employees from other opportunities and responsibilities due to integration issues;

- additional indebtedness or the issuance of additional equity to finance future acquisitions, which could be dilutive to our shareholders;
- inability to access capital markets on acceptable terms or at all;
- potential loss of key customers or employees of acquired companies along with the risk of unionization of employees;
- pricing pressure resulting from differing customer pricing practices of the acquired company or varying pricing dynamics in the acquired company's market;
- inability to achieve the financial and strategic goals for the acquired and combined businesses;
- potential impairment of tangible and intangible assets and goodwill acquired as a result of acquisitions; and
- potential failure of the due diligence processes to identify significant issues with legal and financial liabilities and contingencies, among other things.

The timing and number of acquisitions we pursue may also cause volatility in our financial results. In the event that we do not realize the anticipated benefits of an acquisition or if the acquired business is not successfully integrated, there could be a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Risks Relating to our Indebtedness

Our substantial indebtedness, could adversely affect our financial health and our ability to execute our business strategy.

As of December 31, 2025, our debt consists of $725 million pursuant to senior secured notes, $1,045 million in senior secured term loans and a revolving credit facility with no borrowings outstanding.

Our substantial indebtedness could have important consequences including:

- increasing our vulnerability to adverse general economic and industry conditions;
- exposing us to interest rate risk;
- limiting our flexibility in planning for, or reacting to, changes in the economy and our industry;
- placing us at a competitive disadvantage compared to competitors with less indebtedness;
- making it more difficult to borrow additional funds in the future to fund growth, acquisitions, working capital, capital expenditures and other purposes; and
- potentially requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness. Thereby reducing the availability of our cash flow to fund our other business needs.

We receive debt ratings from the major credit rating agencies in the U.S. Factors that may impact our credit ratings include debt levels, planned asset purchases or sales and near-term and long-term growth opportunities. Liquidity, asset quality, cost structure, reserve mix and commodity pricing levels could also be considered by the rating agencies. While we are focused on maintaining ratings from these agencies, we may be unable to do so. Any downgrade in our credit rating or the ratings of our indebtedness, or adverse conditions in the debt capital markets, could:

- adversely affect the trading price of, or market for, our debt securities;
- adversely affect our ability to refinance our existing debt; and
- adversely affect our ability to raise additional debt.

The instruments governing our indebtedness impose certain restrictions on our business.

The instruments governing our indebtedness contain certain covenants imposing restrictions on our business. These restrictions may affect our ability to operate our business, to plan for, or react to, changes in the market conditions or our capital needs and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions placed on us include maintenance of a consolidated first lien net leverage ratio, which will incrementally decrease quarterly during 2026, and limitations on our ability to incur certain secured debt, enter into certain sale and lease-back transactions and consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. In addition, the instruments contain customary events of default upon the occurrence of which, after any applicable grace period, the indebtedness could be declared immediately due and payable. In such event, we may not have sufficient available cash to repay such debt at the time it becomes due, or be able to refinance such debt on acceptable terms or at all. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

If we do not comply with the terms of our debt instruments, they could be terminated and amounts thereunder could become due and payable.

We cannot assure that we will be able to comply with all of the terms of our debt instruments, particularly the financial covenants. Our ability to comply with such terms depends on the success of our business and our operating results, as well as various risks, uncertainties, and events beyond our control. If we fail to comply with any covenant required by our debt instruments following any applicable cure periods, the banks could terminate their commitments unless we could negotiate a covenant waiver. The banks could condition such waiver on terms that may be unfavorable to us. In addition, any amounts outstanding pursuant to our credit arrangements and indentures could become due and payable if we were unable to obtain a covenant waiver or refinance our debt under such arrangements.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt when it matures.

Our ability to make scheduled payments of the principal of, and to refinance, our debt, depends on our future performance, which is subject to economic, financial, competitive and other factors. Our business may not continue to generate cash flow from operations in the future sufficient to satisfy our obligations under our current indebtedness and any future indebtedness we may incur and to make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our outstanding indebtedness or future indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms when needed, which could result in a default on our indebtedness.

Risks Relating to Information Technology and Systems

If we fail to maintain our information technology systems, or if we fail to successfully implement new technology or enhancements, we may be at a competitive disadvantage and experience a decrease in revenues.

We rely heavily on our information technology systems to efficiently run our business, and they are a key component of our growth strategy and competitive advantage. We, our customers and third parties increasingly store and transmit data by means of connected information technology systems. We expect our customers to continue to demand more sophisticated, fully integrated information systems from their transportation providers. To keep pace with changing technologies and customer demands, we must correctly interpret and address market trends and enhance the features and functionality of our information technology systems in response to these trends, which may lead to significant ongoing software development costs. For instance, we have implemented artificial intelligence applications to enhance our operations, but we may be unable to accurately determine the needs of our customers and the trends in the transportation services industry or to design and implement the appropriate features and functionality of our information technology systems in a timely and cost-effective manner, which could put us at a competitive disadvantage and result in a decline in our efficiency, decreased demand for our services and a corresponding decrease in our revenues. In addition, we have invested in software development and technology improvements that were ultimately written off for technology that was ultimately not deployed. These types of charges may be incurred in the future, which could negatively impact our financial results. Furthermore, as technology improves, our customers may be able to find alternatives to our services for matching shipments with available freight hauling capacity.

Our information technology systems can also play an integral role in managing our internal freight and transportation information and creating additional revenue opportunities, including assessing available backhaul capacity. A failure to capture and utilize our internal freight and transportation information may impair our ability to service our existing customers or grow revenue.

Our information technology systems are dependent upon cloud infrastructure providers, software-as-a-service providers, global communications providers, web browsers, telephone systems and other aspects of the internet infrastructure that have experienced significant system failures and outages in the past. While we take measures to ensure our major systems have redundant capabilities, our systems are susceptible to outages from fire, floods, power loss, telecommunications failures, data leakage, human error, break-ins, cyber-attacks and similar events. Though it is difficult to predict, the occurrence of any of these events could disrupt or damage our information technology systems and hamper our internal operations, impede our customers' access to our information technology systems and adversely impact our customer service, volumes, and revenues and result in increased cost. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Our business is subject to cybersecurity risks.

Our operations depend on effective and secure information technology systems. Threats to information technology systems, including as a result of cyber-attacks and the increased adoption of artificial intelligence technologies continue to grow. Cybersecurity risks could include, but are not limited to, malicious software, attempts to gain unauthorized access to our data and the unauthorized release, corruption or loss of our data and personal information, interruptions in communication, loss of our intellectual property or theft of our sensitive or proprietary technology, loss or damage to our data delivery systems, or other electronic security, including with our property and equipment. The security risks associated with information technology systems have increased in recent years because of the increased sophistication, activities and evolving techniques of perpetrators of cyber-attacks.

These cybersecurity risks could:

• Disrupt our operations and damage our information technology systems;
• Subject us to various legal claims, penalties and fees by third parties;
• Negatively impact our ability to compete;
• Enable the theft or misappropriation of funds;
• Cause the loss, corruption or misappropriation of proprietary or confidential information, expose us to litigation; and
• Result in injury to our reputation, downtime, loss of revenue, and increased costs to prevent, respond to or mitigate cybersecurity events.

A ransomware incident or similar breach targeting impacting our operational and information technology systems may cause service delays for our customers. If a cybersecurity event occurs, it could harm our business and reputation and could result in a loss of customers. Likewise, data privacy breaches by employees and others who access our systems may pose a risk that sensitive customer or vendor data may be exposed to unauthorized persons or to the public, adversely impacting our customer service, employee relationships and our reputation. Additionally, the rapid ongoing evolution and increased adoption of emerging technologies such as artificial intelligence and machine learning may make it more difficult to anticipate and implement protective measures to recognize, detect, and prevent the occurrence of any of these events.

Furthermore, any failure to comply with data privacy, security or other laws and regulations or failures to detect and disclosure the occurrence of a cybersecurity event could result in a loss of customers, claims, legal or regulatory proceedings, inquires or investigations.

While we continue to make efforts to evaluate and improve our systems and particularly the effectiveness of our security program, procedures and systems, it is possible that our business, financial and other systems could be compromised, which could go unnoticed for a prolonged period of time, and there can be no assurance that the actions and controls that we implement, or we cause third-party service providers to implement, will be sufficient to protect our systems, information or other property. Moreover, any failure to integrate, or delay in integrating, Omni's information technology systems could create an increased risk of cybersecurity incidents. Additionally, customers or third parties upon whom we rely on face similar threats, which could directly or indirectly impact our business and operations. The occurrence of a cyber-incident or attack could have a material adverse effect on our business, financial condition and results of operations. For more information about our cybersecurity oversight, see "Item 1C, Cybersecurity".

Risks Relating to Regulatory Environment

A determination by regulators that our Leased Capacity Providers or third-party motor carriers are employees rather than independent contractors could expose us to various liabilities and additional ongoing expenses, and related litigation could subject us to substantial costs, which could have a material adverse effect on our results of operations and our financial condition.

At times, the Internal Revenue Service, the Department of Labor and state authorities have asserted that independent contractor transportation capacity providers like our Leased Capacity Providers and third-party motor carriers are "employees," rather than "independent contractors." For example, the Department of Labor recently adopted a final rule for determining whether a worker is an employee or independent contractor under the Fair Labor Standards Act ("FLSA"), Similarly, California AB5 provides a test for determining worker classification that is broadly viewed as expanding the scope of employee relationships and narrowing the scope of independent contractor relationships. Although no enforcement actions under California AB5 have been asserted against the Company, if the State of California seeks to re-classify our use of our Leased Capacity Providers or ISPs as employees, that result could materially increase our exposure under a variety of federal and state tax, workers' compensation, unemployment benefits, labor, employment and tort laws, as well as our potential liability for employee benefits. In addition, such changes may be applied retroactively, and if so, we may be required to pay additional amounts to compensate for prior periods. Any of the above increased costs would adversely affect our business and operating results. In addition, California AB5 has been the subject of widespread national discussion, and it is possible that other jurisdictions may enact similar laws.

A determination by regulators that some or all of our Leased Capacity Providers or third-party motor carriers are employees rather than independent contractors could expose us to various liabilities and additional ongoing expenses, including but not limited to, the cost of assets to be operated by employee drivers, employment-related expenses such as workers' compensation insurance coverage and reimbursement of work-related expenses. Our exposure could include prior period compensation, as well as potential liability for employee benefits and tax withholdings. In addition, the topic of the classification of individuals as employees or independent contractors has gained increased attention among the plaintiffs' bar and certain states have recently seen numerous class action lawsuits filed against transportation companies that engage independent contractors, some of which have resulted in significant damage awards and/or monetary settlements for workers who have been allegedly misclassified as independent contractors. The legal and other costs associated with any of these matters can be substantial and could have a material adverse effect on our results of operations and our financial condition.

Claims for property damage, personal injuries or workers' compensation and related expenses could significantly reduce our earnings.

Under DOT regulations, we are liable for bodily injury and property damage caused by Leased Capacity Providers and employee drivers while they are operating equipment under our various motor carrier authorities. The potential liability associated with any accident can be severe and occurrences are unpredictable.

For vehicle liability, we retain a portion of the risk. Below is a summary of our risk retention on vehicle liability insurance coverage maintained by us up to $10,000 (in thousands):

Risk Retention	Frequency	Layer	Policy Term
$ 5,000	Occurrence/Accident[1]	$0 to $5,000	10/1/2025 to 10/1/2026
$ 5,000	Policy Term Aggregate[2]	$5,000 to $20,000	10/1/2025 to 10/1/2028

[1] For each and every accident/incident, the Company is responsible for damages and defense up to these amounts, regardless of the number of claims associated with any accident/incident.

[2] During the Policy Term, the Company is responsible for damages and defense within the stated Layer up to the stated, aggregate amount of Company Risk Retention before insurance will contribute.

Also, from time to time, when brokering freight, we may face claims for the "negligent selection" of outside, contracted carriers that are involved in accidents, and we maintain third-party liability insurance coverage with a $25 thousand deductible per occurrence for our brokered services. Additionally, we maintain workers' compensation insurance with a self-insured retention of $500 thousand per occurrence. We cannot guarantee that our self-insurance retention levels will not increase and/or that we may have to agree to more unfavorable policy terms as a result of market conditions, poor claims experience or other factors. We could incur claims in excess of our policy limits or incur claims not covered by our insurance. Any claims beyond the limits or scope of our insurance coverage may have a material adverse effect on us. Because we do not carry "stop loss" insurance, a significant increase in the number of claims that we must cover under our self-insurance retainage could adversely affect our profitability. In addition, we may be unable to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses.

We face risks related to self-insurance and third-party insurance that can be volatile to our earnings.

We self-insure a significant portion of our claim's exposure and related expenses for cargo loss, employee medical expense, bodily injury, workers' compensation and property damage, and maintain insurance with insurance companies above our limits of self-insurance. Because of these significant self-insured exposures, insurance and claims expense may fluctuate significantly from period to period. Additionally, our ability to obtain and maintain adequate insurance and the cost of such insurance may be affected by significant claims and conditions in the insurance market over which we have no control. Historically, the trucking industry has experienced significant increases in the cost of liability insurance and in the median verdict of trucking accidents. If the cost of insurance increases, we may decide to discontinue certain insurance coverage, reduce our level of coverage or increase our deductibles/retentions to offset the cost increase. In addition, our existing types and levels of insurance coverage could become difficult or impossible to obtain in the future. The occurrence of an event that is not fully covered by insurance, the loss of insurance coverage or a material increase in the cost of insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We accrue for the costs of the uninsured portion of pending claims, based on the nature and severity of individual claims and historical claims development trends. Estimating the number and severity of claims, as well as related judgment or settlement amounts is inherently difficult. We may fail to establish sufficient insurance reserves and adequately estimate for future insurance claims. This, along with legal expenses, incurred but not reported claims, and other uncertainties can cause unfavorable differences between actual self-insurance costs and our reserve estimates.

Our failure to comply with various applicable federal and state employment and labor laws and regulations could have a material, adverse impact on our business, financial condition and results of operations.

Various federal and state employment and labor laws and regulations govern our relationships with our employees. These laws and regulations relate to matters such as employment discrimination, wage and hour laws, requirements to provide meal and rest periods or other benefits, family leave mandates, employee and independent contractor classification rules, requirements regarding working conditions and accommodations to certain employees, citizenship or work authorization and related requirements, insurance and workers' compensation rules, healthcare laws, scheduling notification requirements and anti-discrimination and anti-harassment laws. While the scope of these laws and regulations are subject to change in all jurisdictions, California routinely makes changes to the scope of such laws and regulations, many of which may be strictly enforced, and some of which have been in the past, and may be in the future, implemented on a retrospective basis (meaning we may not have an opportunity to change our employment practices in advance to avoid non-compliance). Complying with these laws and regulations, including ongoing changes thereto, subjects us to substantial expense and non-compliance could expose us to significant liabilities. In particular, we have been subject to employment litigation with respect to classification and wage and hour issues in the past and have wage and hour litigation currently pending. While we have not incurred material losses with respect to this litigation in the past, we may be subject to material claims in the future.

The FMCSA's CSA and SMS initiatives could adversely impact our ability to hire qualified drivers or contract with qualified Leased Capacity Providers or third-party motor carriers, meet our growth projections and maintain our customer relationships, each of which could adversely impact our results of operations.

The FMCSA's CSA is an enforcement and compliance program designed to monitor and improve commercial motor vehicle safety by measuring the safety record of both the motor carrier and the driver. These measurements are scored and used by the FMCSA to identify potential safety risks and to direct enforcement action. CSA scores are dependent upon safety and compliance experience, which could change at any time. In addition, the safety standards prescribed in CSA could change and our ability as well as third-party motor carriers' ability to maintain an acceptable score could be adversely impacted. Public disclosure of certain CSA scores was restricted through the enactment of the Fixing America's Surface Transportation Act of 2015 (the "FAST Act") on December 4, 2015; however, the FAST Act does not restrict public disclosure of all data collected by the FMCSA. The FMCSA is currently reviewing CSA methodology to address deficiencies identified by the National Academy of Sciences, including the possibility of weak or negative correlation between current safety improvement categories and vehicle crash risk. Nevertheless, if we receive unacceptable CSA scores, and this data is made available to the public, our relationships with our customers could be damaged, which could result in a loss of business.

Likewise, the requirements of SMS could also shrink the industry's pool of drivers as those with unfavorable scores could leave the industry. As a result, the costs to attract, train and retain qualified drivers, Leased Capacity Providers or third-party carriers could increase. In addition, a shortage of qualified drivers could increase driver turnover, decrease asset utilization, limit growth and adversely impact our results of operations.

We operate in a regulated industry, and increased costs of compliance with, or liability for violation of, existing or future regulations and enforcement could have a material adverse effect on our business.

The DOT and various state and federal agencies have been granted broad regulatory powers over our business in the United States, and we are licensed by the DOT and U.S. Customs. Additionally, our Canada business activities are subject to the similar laws and regulations of Canada and its provinces, including the effects of the United States-Mexico-Canada Agreement, a trade agreement between the United States, Mexico and Canada. If we are found to be out of compliance with any applicable regulations, our licenses may be revoked, or we could be subject to substantial fines or penalties and to civil and criminal liability. The transportation and supply chain industries are subject to legislative and regulatory changes that can affect the economics of our business by requiring changes in operating practices or influencing the demand for, and the cost of providing, transportation services.

The FMCSA established the CSA motor carrier oversight program under which drivers and fleets are evaluated based on certain safety-related standards. The FMCSA monitors Hours of Service ("HOS") regulations which govern the work hours of commercial drivers and adopted a rule that requires commercial drivers to maintain hours-of-service records with an electronic logging device. The FMCA may propose regulatory changes that affect the operation of commercial motor carriers across the United States. It is difficult to predict in what form FMCSA regulations may be implemented, modified or enforced and what impact any such regulations may have on motor carrier operations or the aggregate number of trucks that provide hauling capacity to the Company. Nevertheless, if additional or more stringent standards are adopted, such may result in a reduction of the pool of qualified drivers available to us and to other motor carriers in our industry. If we experience safety and fitness violations, our safety and fitness scores could be adversely impacted, and our fleets could be ranked poorly as compared to our peers. A reduction in our safety and fitness scores or those of our contracted drivers could also reduce our competitiveness in relation to other companies that have higher scores.

In addition, there may be changes in applicable federal or state tax or other laws or interpretations of those laws. If this happens, we may incur additional taxes, as well as higher workers' compensation and employee benefit costs, and possibly penalties and interest for prior periods. This could have an adverse effect on our results of operations.

We are subject to various environmental laws and regulations, including legislative and regulatory responses to climate change; and costs of compliance with, or liabilities for violations of, existing or future laws and regulations could significantly increase our costs of doing business.

Our operations are subject to environmental laws and regulations dealing with, among other things, the handling of hazardous materials, discharge and retention of storm water, and emissions from our vehicles. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination may have occurred. Our operations involve the risks of fuel spillage, environmental damage, and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable environmental laws or regulations, it could significantly increase our cost of doing business. Under specific environmental laws and regulations, we could be held responsible for all of the costs relating to any contamination at our past or present terminals and at third-party waste disposal sites. If we fail to comply with applicable environmental laws and regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

In addition, as societal concerns regarding climate change and carbon emissions become more prevalent, federal and local governments and our customers are taking action in response. This increased focus on sustainability may result in new regulations and customer requirements that could negatively affect our financial results. This could cause us to incur additional direct costs or to make changes to our operations in order to comply with any new regulations and customer requirements, as well as increased indirect costs or loss of revenue resulting from, among other things, our customers incurring additional compliance costs that affect our costs and revenues. We could also lose revenue if our customers divert business from us because we have not complied with their sustainability requirements or accommodated related requests. These costs, changes and loss of revenue could have a material adverse effect on our business, financial condition and results of operations. Even without any new legislation or regulation, increased public concern regarding greenhouse gases emitted by transportation carriers could harm the reputations of companies operating in the transportation logistics industries and shift consumer demand toward more locally sourced products and away from our services.

Risks and requirements related to transacting business in foreign countries may result in increased liabilities, including penalties and fines as well as reputational harm.

We are exposed to trade and economic sanctions and other restrictions imposed by the United States or other governments or organizations. The U.S. Departments of Justice, Commerce, State and Treasury, and other foreign authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the Foreign Corrupt Practices Act ("FCPA") and other federal statutes and regulations, including the International Traffic in Arms Regulations and those established by the Office of Foreign Assets Control ("OFAC"), and similar or more restrictive foreign laws, rules and regulations, which may also apply to the combined company. Under these laws and regulations, the government may require export licenses, or impose restrictions that would require modifications to business practices, including cessation of business activities in sanctioned countries or with sanctioned persons or entities, and modifications to compliance programs, which may increase compliance costs. Failure to implement changes may subject the company to fines, penalties and other sanctions.

We have in place policies related to FCPA, OFAC, export controls and similar laws and regulations, but we cannot assure you that our employees, consultants, sales agents, or associates will not engage in unlawful conduct for which we may be held responsible or that our business partners will not engage in conduct that could affect their ability to perform their contractual obligations and result in our being held liable for such conduct. Violation of laws or regulations may result in increased liabilities including penalties and fines as well as reputational harm.

We may be subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we violate such controls.

There are political and trade tensions among a number of the world's major economies in which we operate. These tensions have resulted in the implementation of tariff and non-tariff trade barriers and sanctions, including the use of export control restrictions and sanctions against certain countries, individuals and companies. Any increase in the use of export control restrictions and sanctions to target certain countries, regions and entities or any expansion of the extraterritorial jurisdiction of export control laws could impact our ability to compete globally. In addition, measures adopted by an affected country to counteract impacts of another country's actions or regulations could lead to legal liability to multinational companies, including the combined company. In February 2022, due to the military conflicts between Russia and Ukraine, several major economies, including the United States, the United Kingdom and the European Union imposed economic sanctions against Russia and certain Russian persons and entities. Depending on future developments of global trade tensions, such regulations, rules or measures may have an adverse impact on the company's business and operations, and it may incur significant legal liability and financial losses as a result.

Any change in export or import regulations, economic sanctions or related legislation or change in the countries, governments, persons, vessels or technologies, including semiconductors, targeted by such regulations, could result in decreased use of the combined company's services by existing or potential users with international operations. Any decreased use of our services or limitation on our ability to export our customers' products would likely adversely affect our business, operating results and financial results.

If our employees were to unionize, our operating costs would likely increase.

None of our employees are currently represented by a collective bargaining agreement. However, we have no assurance that our employees will not unionize in the future, which could increase our operating costs and force us to alter our operating methods. This could have a material adverse effect on our operating results.

Our charter and bylaws and provisions of Delaware law could discourage or prevent a takeover that may be considered favorable.

Our status as a Delaware corporation and the anti-takeover provisions of the DGCL may discourage, delay or prevent a merger, acquisition or change in control that may be considered favorable by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder without the approval of holders of two-thirds of the voting power of our stockholders other than the interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our Certificate of Incorporation and Bylaws contain provisions that may make the acquisition of the Company more difficult, including the following:

- authorize us to issue preferred stock, the terms of which may be determined at the sole discretion of the Board and may adversely affect the voting or economic rights of our shareholders; and
- establish advance notice requirements for nominations for election to the Board and for proposing matters that can be acted on by shareholders at a meeting.

Our charter and bylaws and provisions of the DGCL may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock and also could limit the price that investors are willing to pay in the future for shares of our common stock.

Item 1B.   Unresolved Staff Comments

None**.**

Item 1C. **Cybersecurity**

We recognize the critical importance of cybersecurity in protecting our business and our stakeholders' information. We are committed to maintaining a robust cybersecurity risk management program and implementing a comprehensive strategy to mitigate cyber threats and vulnerabilities. Our cybersecurity policies, standards, processes and practices are fully integrated into our overall enterprise risk management program, as described below. This disclosure outlines our cybersecurity risk management approach, strategy, and governance structure.

Our cybersecurity risk management program is focused on protecting critical assets, including data, systems and applications; minimizing the impact of cyberattacks; understanding and preparing for the evolving threat landscape and complying with applicable law. The program includes the following key areas:

- Governance: As discussed in more detail under the heading "Governance," the Board delegated oversight of cybersecurity risk management to the Audit Committee, which regularly interacts with our Chief Information Officer ("CIO"), Chief Information Security Officer ("CISO"), other members of management and relevant management committees and councils, including the Information Security Governance team.
- Collaborative Approach: We have implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also continuously improving our cybersecurity program and maintaining a strong cybersecurity posture. Key to this approach is to broadly assess the potential impact of cybersecurity incidents on business operations and financial stability as well as any legal and regulatory requirements regarding cybersecurity.
- Technical Safeguards: We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion detection and prevention systems, encryption, multi-factor authentication, privileged access management least privileged access controls, secure coding practices and other security controls, which are regularly evaluated and improved through vulnerability assessments and penetration testing designed to identify weaknesses in our systems and networks.
- Incident Response and Recovery Planning: We have a dedicated Incident Response Team dedicated to responding to cybersecurity incidents.
- Third-Party Risk Management: We maintain a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including our vendors who handle our data and systems through due diligence and vendor assessments.
- Education and Awareness: We provide regular training for all employees and contractors, which is designed to equip our personnel with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

The Board and the Audit Committee of the Board ("Audit Committee") are actively involved in oversight of our cybersecurity risk management program. We seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on protecting our security and the information that we collect as well as proactively identifying and preventing cybersecurity threats.

Risk Management and Strategy

We regularly identify and assess cybersecurity risks by applying our cybersecurity risk management program processes, including:

- Vulnerability assessments and penetration testing: We conduct regular vulnerability assessments and penetration testing to identify and address weaknesses in our systems and networks.
- Threat intelligence: We subscribe to threat intelligence feeds and maintain relationships with security partners to stay informed about emerging cyber threats.
- Third-party risk assessments: We engage various outside consultants, including contractors, assessors, auditors, outside attorneys and other third parties to assist us in identifying, assessing and managing cybersecurity risks. We conduct initial and regular due diligence on third-party vendors who handle our data and systems.
- Business impact analysis: We regularly assess the potential impact of cyberattacks on our business operations and financial stability.
- Legal and regulatory risk assessment: We assess the legal and regulatory risks associated with cybersecurity incidents and ensure compliance with applicable laws and regulations.

Governance

Our cybersecurity governance facilitates coordination between the necessary cybersecurity risk assessment and response personnel, including:

- Board of Directors: The Board has ultimate oversight responsibility for our cybersecurity risk management program. The Board has delegated to the Audit Committee the responsibility for monitoring and overseeing our cybersecurity and other information technology risks, controls, strategies and procedures.
- Audit Committee: The Audit Committee is responsible for monitoring the effectiveness of our information system controls and security, including a periodic review of our cybersecurity and other information technology risks, controls, initiatives and action plans.
- Information Security Governance Team: The Information Security Governance Team is comprised of senior executives who oversee the development and implementation our cybersecurity strategy.
- Chief Information Security Officer (CISO): The CISO is responsible for the day-to-day management of our cybersecurity program.
- Incident Response Team: The Incident Response Team is responsible investigating potential cyber incidents and for responding to and recovering from any actual cyberattacks.

The Information Security Governance Team reports to the Board on cybersecurity risk quarterly. Reports include:

- Overall cybersecurity posture: Current state of our security controls and identified vulnerabilities.
- Incident reports: Summary of recent cyber incidents, including their nature, impact, and mitigation efforts.
- Risk assessments: Updated assessments of potential cyber threats and their potential impact on us.
- Security budget and resource allocation: Plans and investments for maintaining and enhancing our cybersecurity program.

While we have not experienced any material cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, as of the date of this Annual Report on Form 10-K, there can be no guarantee that we will not be the subject of future threats or incidents. Additional information on cybersecurity risks we face can be found in Item 1A, Risk Factors, which should be read in conjunction with the foregoing information.

Item 2.   **Properties**

Our corporate headquarters are in Dallas, TX. We also have administrative offices in Atlanta, GA, Columbus, OH and Greenville, TN. As of December 31, 2025, we owned 6 of our 246 total properties and leased 240. We consider each of our facilities to be in good condition and adequate for its present use. We believe in the event that should we need additional facilities, we will be able to purchase or lease facilities on terms and costs similar to those of competitors within the transportation industry.

Our principal facilities as of December 31, 2025 were as follows:

Location	Segment	Approximate Square Feet	Number of Dock Doors
United States			
Atlanta, GA	Expedited Freight	152,000	118
Chicago, IL[2]	Expedited Freight	378,000	185
Columbus, OH	Expedited Freight	386,000	210
Dallas, TX	Expedited Freight	223,000	134
Euless, TX[1]	Omni Logistics	367,000	87
Los Angeles, CA	Expedited Freight	300,000	101
Pico Rivera, CA[1]	Omni Logistics	203,000	38
South Brunswick, NJ[1]	Omni Logistics	294,000	37
International			
Hong Kong, China[1]	Omni Logistics	1,211,921	28
Taipei, Taiwan[1]	Omni Logistics	895,539	34
Singapore, Singapore[1]	Omni Logistics	207,133	48

[1] Leased facilities
[2] Two building-campus (one owned / one leased)

In addition to our owned and leased facilities, we partner with independent agents in 38 cities where the agents handle the freight for us on a commission basis.

Item 3.   **Legal Proceedings**

On September 26, 2023, Rodney Bell, Michael A. Roberts and Theresa Woods (collectively, the "Original Plaintiffs"), three of our shareholders, filed a complaint against the Company and certain of its directors and officers in the Third District Chancery Court (the "Chancery Court") sitting in Greeneville, Tennessee (the "Shareholder Complaint"). The Shareholder Complaint alleges, among other things, that the Company's shareholders had the right to vote on certain transactions contemplated by the Merger Agreement and sought an injunction against the consummation of the transactions until a shareholder vote was held. The court initially granted a temporary restraining order enjoining the transactions contemplated by the Merger Agreement from closing but later dissolved it on October 25, 2023. Thereafter, the parties to the Amended Merger Agreement completed the Omni Acquisition. On May 2, 2024, Original Plaintiff Michael Roberts, together with the Cambria County Employees Retirement System (together, "Plaintiffs") filed a stipulation and proposed order seeking leave of court to file an amended class action complaint seeking damages, among other forms of relief. Upon receiving leave of court, on May 15, 2024, the Plaintiffs filed the amended complaint ("Second Amended Complaint"). Like the earlier Shareholder Complaint (and subsequent amendment), the Second Amended Complaint challenges the directors' determination not to subject the Omni Acquisition to a shareholder vote and alleges that, in so doing, the Company and certain of its now former directors (collectively, "Defendants," and together with Plaintiffs, the "Parties") violated Tennessee corporate law. The Second Amended Complaint further alleges that certain of the Company's now former directors breached their fiduciary duties to shareholders by depriving them of the right to vote on the Omni Acquisition. Thereafter, on June 14, 2024, Defendants removed the case to the United States District Court for the Eastern District of Tennessee (the "District Court"), Greeneville Division. Plaintiffs filed a motion to remand the case to the Chancery Court, and on March 31, 2025, the District Court granted the motion and remanded the case back to the Chancery Court.

On September 12, 2025, the Parties informed the Chancery Court that they had reached an agreement in principle to resolve the Action (the "Settlement"). The entire settlement amount will be funded by the Company's D&O insurers. In exchange, the Plaintiffs and the class (as defined in the agreements memorializing the Settlement) will grant customary releases in favor of Defendants of all of their claims that were or could have been asserted in the Action. The Settlement remains subject to Chancery Court approval.

By entering into the Settlement, the Defendants are in no way conceding or admitting liability for any of the claims that were or could have been asserted in the Action. The Defendants expressly have denied and continue to deny each and all of the claims asserted in the Action, and maintain that their conduct was at all times proper, in the best interests of the Company and its stockholders, and in compliance with applicable law. Nevertheless, Defendants have determined to enter into the Settlement solely to put the claims to rest, finally and forever, and to eliminate the uncertainty, risk, costs, and burdens inherent in any litigation, including the Action.

From time to time, we are a party to other litigation incidental to and arising in the normal course of our business, most of which involves claims for personal injury and property damage related to the transportation and handling of freight, or workers' compensation. We accrue for the estimated losses from these and other pending claims when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Based on the knowledge of the facts, we believe the resolution of such incidental claims and pending litigation, taking into account existing reserves, will not have a material adverse effect on our business, financial condition or results of operations. However, the results of complex legal proceedings are difficult to predict, and our view of these matters may change in the future as the litigation and related events unfold. For information regarding our legal proceedings, see Note 9, Commitments and Contingencies, in the Notes to our Consolidated Financial Statements set forth in this Annual Report on Form 10-K.

Item 4.	Mine Safety Disclosures

Not applicable.

Part II

Item 5.	Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on The Nasdaq Global Select Stock Market™ under the symbol "FWRD."

There were approximately 328 shareholders of record of our common stock as of February 23, 2026.

We did not declare or pay any cash dividends on our common stock during fiscal year 2025. We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Our credit facility has certain limitations on paying dividends or making repurchases of our shares, and we are subject to certain covenant ratios, including a leverage ratio under our credit agreement. Any future determination relating to our dividend policy will be made at the discretion of the Board and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors the Board may deem relevant.

Unregistered Sales of Securities

We have not sold any equity securities during the year ended December 31, 2025 that were not previously disclosed in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K that was filed during the year.

Issuer Purchases of Equity Securities

The Company did not repurchase any of its equity securities during the three months ended December 31, 2025.

Stock Performance Graph

The following graph compares the percentage change in the cumulative shareholder return on our common stock with The Nasdaq Trucking and Transportation Stocks Index and The Nasdaq Global Select Stock Market™ Index commencing on the last trading day of December 2020, and ending on the last trading day of December 2025. The graph assumes a base investment of $100 made on December 31, 2020 and the respective returns assume reinvestment of all dividends. The comparisons in this graph are required by the SEC and, therefore, are not intended to forecast or necessarily be indicative of any future return on our common stock.

The performance graph and related information shall not be deemed "soliciting material" or be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.



	2020	2021	2022	2023	2024	2025
Forward Air Corporation	$ 100	$ 158	$ 137	$ 82	$ 42	$ 33
Nasdaq Trucking and Transportation Stocks Index	100	121	97	120	127	135
Nasdaq Global Select Stock Market Index	100	123	83	120	156	188

Item 6.   **[Reserved]**

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

This section of this Annual Report on Form 10-K generally discusses our results of operations and financial condition for the year ended December 31, 2025. For a discussion of similar topics for the years ended December 31, 2024 and December 31, 2023, please refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K, filed on March 24, 2025, which is incorporated herein by reference.

Overview

We are a leading asset-light freight provider of transportation services, including LTL, truckload and intermodal drayage services across the United States and in Canada and Mexico. We offer premium services that typically require precision execution, such as expedited transit, delivery during tight time windows and special handling. We utilize an asset-light strategy to minimize our investments in equipment and facilities and to reduce our capital expenditures. Globally, we provide customized asset-light, high-touch logistics and value-added services with deep customer relationships in high-growth end markets.

Our services are classified into three reportable segments: Expedited Freight, Omni Logistics and Intermodal.

Our Expedited Freight segment provides expedited regional, inter-regional and national LTL services. Expedited Freight also offers customers local pick-up and delivery and other services including truckload, shipment consolidation and deconsolidation, warehousing, customs brokerage and other handling.

Our Omni Logistics segment provides a full suite of global logistics services. Services include air and ocean freight consolidation and forwarding, customs brokerage, time-definite transportation services, contract logistics, which includes warehousing and value-added services, as well as other supply chain solutions.

Our Intermodal segment provides first- and last-mile high value intermodal container drayage services both to and from seaports and railheads. Intermodal also offers dedicated contract and CFS warehouse and handling services, and in select locations, linehaul and LTL services.

Our operations, particularly our network of hubs and terminals, represent substantial fixed costs. Consequently, our ability to increase our earnings depends in significant part on our ability to increase the amount of freight and the revenue per pound or shipment for the freight shipped or moved through our network. Additionally, our earnings depend on the growth of other services, such as LTL pickup and delivery, which will allow us to maintain revenue growth in a challenging freight environment. We continue to focus on creating synergies across our services, particularly with services offered in our Expedited Freight reportable segment. Synergistic opportunities include the ability to share resources, in particular our fleet resources.

With respect to our Expedited Freight and Intermodal reportable segments, in addition to our financial results, we monitor and analyze a number of key operating statistics in order to manage these segments and evaluate their operating performance. These key operating statistics are defined below and are referred to throughout the discussion of the financial results of our Expedited Freight and Intermodal reportable segments. Our key operating statistics should not be interpreted as better measurements of our results than income from operations as determined under GAAP. As we continue to integrate the legacy Omni business, we measure and manage the performance of the Omni Logistics segment based on its revenue and income. We have not identified, nor do we utilize, any key operating statistics necessary to understand the operating results of our Omni Logistics reportable segment.

As we continue to integrate the Omni and Forward businesses, we are also developing how we organize and manage our product offerings. While we continue to manage the business by our disclosed segments below, we have information available to estimate revenue for key product groups for the period ended December 31, 2025. Estimated revenue for ground transportation, air & ocean forwarding, intermodal drayage, and contract logistics approximated 63%, 13%, 9% and 15% of operating revenue, respectively during 2025.

Key Operating Statistics

Within our Expedited Freight reportable segment, our primary revenue focus is to optimize density, which is to obtain appropriate pricing of our services that allows for profitable shipments and tonnage growth within our existing LTL network. Increases in density allow us to maximize our asset utilization and labor productivity, which we measure over many different functional areas of our operations, including linehaul load factor and door pounds handled per hour. In addition to our focus on density and operating efficiencies, it is critical for us to obtain an appropriate yield, which is measured as revenue per hundredweight, on the shipments we handle to offset our cost inflation and support our ongoing investments in capacity and technology. Revenue per hundredweight is also a commonly-used indicator for general pricing trends in the LTL industry and can be influenced by many other factors, such as changes in fuel surcharges, weight per shipment and length of haul. Therefore, changes in revenue per hundredweight may not necessarily indicate actual changes in underlying base rates. We regularly monitor the components of our pricing, including base freight rates, accessorial charges and fuel surcharges. The fuel surcharge is generally designed to offset fluctuations in the cost of the petroleum-based products used in our operations by passing changes in such costs on to customers and is indexed to diesel fuel prices published by the U.S. Department of Energy on a weekly basis. The impact of fuel on our results of operations depends on the relationship between the applicable surcharge, the fuel efficiency of our Company drivers, and the load factor achieved by our operation. Fluctuations in fuel prices in either direction could have a positive or negative impact on our margins, particularly in our LTL business where the weight of a shipment subject to the fuel surcharge on a given trailer can vary materially. We believe our yield management process focused on account level profitability, and ongoing improvements in operating efficiencies, are both key components of our ability to grow profitably.

The key operating statistics necessary to understand the operating results of our Expedited Freight reportable segment are described below in more detail:

Tonnage - Total weight of shipments in pounds. The level of freight tonnage is affected by economic cycles and conditions, customers' business cycles, changes in customers' business practices and capacity in the truckload market.

Weight Per Shipment - Total pounds divided by the number of shipments. Fluctuations in weight per shipment can indicate changes in the mix of freight we receive from our customers, as well as changes in the number of units included in a shipment. Generally, increases in weight per shipment indicate higher demand and overall increased economic activity. Changes in weight per shipment can also be influenced by shifts between LTL and other modes of transportation, such as truckload, in response to capacity, service and pricing issues. Fluctuations in weight per shipment generally have an inverse effect on our revenue per hundredweight, as a decrease in weight per shipment will typically cause an increase in revenue per hundredweight.

Revenue Per Hundredweight - Network revenue per every 100 pounds of shipment weight. Our LTL transportation services are generally priced based on weight, commodity, and distance. Our pricing policies are reflective of the services we provide, and can be influenced by competitive market conditions. Changes in the freight profile factors such as average shipment size, average length of haul, freight density, and customer and geographic mix can impact the revenue per hundredweight. Fuel surcharges and intercompany revenue between Network and Truckload are included in this measurement.

Revenue Per Shipment - Network revenue divided by the number of shipments. Fuel surcharges and intercompany revenue between Network and Truckload are included in this measurement.

Average Length of Haul - Total miles between origin and destination service centers for all shipments, with miles based on the size of shipments. Length of haul is used to analyze our tonnage and pricing trends for shipments with similar characteristics. Changes in length of haul generally have a direct effect on our revenue per hundredweight, as an increase in length of haul will typically cause an increase in revenue per hundredweight.

Within our Intermodal reportable segment, our primary revenue focus is to increase the number of shipments. The key operating statistic necessary to understand the operating results of our Intermodal reportable segment is described below in more detail:

Drayage Revenue Per Shipment - Intermodal revenue divided by the number of drayage shipments. Revenue derived from container freight station warehouse and handling, and linehaul and LTL services is excluded from this measurement. Fuel surcharges and accessorial charges are included in this measurement.

Trends and Developments

Economy

Our business is highly susceptible to changes in economic conditions. Our products and services are directly tied to the production and sale of goods and, more generally, to the global economy. Participants in the transportation industry have historically experienced cyclical fluctuations in financial results due to economic recessions, downturns in the business cycles of customers, volatility in the prices charged by third-party carriers, interest rate fluctuations and other U.S. and global macroeconomic developments. During economic downturns, reductions in overall demand for transportation services will likely reduce demand for our services and exert downward pressure on our rates and margins. In periods of strong economic growth, overall demand may exceed the available supply of transportation resources. While this may present an opportunity to increase economies of scale in our network and enhanced pricing and margins, these benefits may be lessened by increased network congestion and operating inefficiencies.

Like other providers of freight transportation services, our business has been impacted by the macroeconomic conditions of the past year. Industry freight volumes, as measured by the Cass Freight Index, decreased throughout 2025 as compared to 2024. Recent global disruptions, including proposed changes and implemented changes to tariff rates, as described below, have had an impact on freight demand, which has led to an overall continued decrease in total number of shipments. Such disruptions are expected to continue with a resolution timeline remaining unclear. Intermodal volumes, heavily influenced by United States imports, have decreased due to a number of factors that impact import levels. For Truckload, capacity levels relative to demand have created a sustained market of depressed spot market truckload rates.

Amid broader volatility in the global economy, the U.S. government has recently proposed and imposed significant widespread baseline and country-specific tariffs on imported goods from China, Canada, and other countries. While the implementation of certain country-specific tariffs with most countries has been delayed as negotiations progress, the extent of the risk of tariffs remains uncertain. While the ultimate impact of tariff policy changes is unclear, we are actively monitoring these developments and remain committed to taking appropriate measures to maintain our competitiveness and adapt to changing economic conditions.

Strategic Review

In January 2025, the Board announced that it had initiated a comprehensive review of strategic alternatives to maximize shareholder value. The Board is continuing to consider a range of options, including a potential sale, merger or other strategic or financial transaction relative to the long-term value potential of the Company on a standalone basis. The Board has retained Goldman Sachs & Co. LLC to serve as its financial advisor. The Board has not set a timetable for the conclusion of this review, nor has it made any decisions related to any further actions or potential strategic alternatives at this time. There can be no assurance that any transaction or other strategic outcome will be approved by the Board or otherwise consummated. The Company does not intend to disclose developments relating to this process until it determines that further disclosure is appropriate or necessary.

Omni Integration

On January 25, 2024, the Company completed the acquisition (the "Closing") of Omni Newco, LLC ("Omni" and the acquisition of Omni, the "Omni Acquisition"), after which, we disclosed certain expectations regarding potential synergies from the acquisition and highlighted issues that would have to be addressed as we execute on the Omni integration, which issues are described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2024, "Risk Factors" - under the title "The Omni Acquisition may not achieve its intended benefits, and certain difficulties, costs or expenses may outweigh such intended benefits." Since that time, we have made significant progress on our integration plans and exceeded our initial expectations regarding cost synergies. However, there are continued uncertainties that may affect our ability to successfully complete the full integration of the Omni business or realize its anticipated long-term benefits including revenue synergies. Specifically, we are continuing to integrate operational and administrative technology platforms and systems which are critical to our operational processes and administrative functions, as well as customer service and experience. In addition, as previously disclosed, we are implementing a transformation of the combined business which includes evaluating and integrating the solutions and service offerings available to our customers in order to maximize revenues and efficiencies. Finally, we continue to execute on strategies to retain existing customers and vendors as we finalize our transformation and implement any resulting changes to our business and operations.

Results from Operations

Year Ended December 31, 2025 compared to Year Ended December 31, 2024

The following table sets forth our consolidated financial data for the years ended December 31, 2025 and 2024:

	Year Ended		Change	Percent Change
(Unaudited and in Thousands)	December 31, 2025	December 31, 2024		
Operating revenue:				
Expedited Freight	$ 1,012,559	$ 1,115,163	$ (102,604)	(9.2)%
Omni Logistics	1,351,164	1,196,841	154,323	12.9
Intermodal	230,533	232,832	(2,299)	(1.0)
Eliminations	(99,138)	(70,574)	(28,564)	40.5
Operating revenue	2,495,118	2,474,262	20,856	0.8
Operating expenses:				
Purchased transportation	1,244,471	1,250,570	(6,099)	(0.5)
Salaries, wages, and employee benefits	535,681	536,406	(725)	(0.1)
Operating leases	204,029	182,197	21,832	12.0
Depreciation and amortization	152,638	143,978	8,660	6.0
Insurance and claims	58,970	64,682	(5,712)	(8.8)
Fuel expense	20,122	21,460	(1,338)	(6.2)
Other operating expenses	242,783	309,508	(66,725)	(21.6)
Impairment of goodwill	—	1,028,397	(1,028,397)	N/A
Total operating expenses	2,458,694	3,537,198	(1,078,504)	(30.5)
Income (loss) from operations				
Expedited Freight	69,780	67,951	1,829	2.7
Omni Logistics	30,162	(1,044,803)	1,074,965	102.9
Intermodal	16,924	18,925	(2,001)	(10.6)
Other operations	(80,442)	(105,009)	24,567	23.4
Income (loss) from operations	36,424	(1,062,936)	1,099,360	103.4
Other income and expense:				
Interest expense, net	(180,747)	(189,215)	(8,468)	(4.5)
Foreign exchange (loss) gain	(5,892)	1,093	6,985	639.1
Other income, net	3,018	1,226	(1,792)	(146.2)
Total other expense	(183,621)	(186,896)	(3,275)	(1.8)
Income (loss) from continuing operations before income taxes	(147,197)	(1,249,832)	1,102,635	88.2
Income tax expense (benefit)	(5,472)	(124,991)	119,519	95.6
Income (loss) from continuing operations	(141,725)	(1,124,841)	983,116	87.4
Income (loss) from discontinued operation, net of tax	—	(6,387)	6,387	N/A
Net (loss) income	(141,725)	(1,131,228)	989,503	87.5
Net (loss) attributable to noncontrolling interest	(33,929)	(314,259)	280,330	89.2
Net (loss) income attributable to Forward Air	$ (107,796)	$ (816,969)	$ 709,173	86.8 %

Operating Revenues

Operating revenues increased $20,856, or 0.8% to $2,495,118 for the year ended December 31, 2025 compared to $2,474,262 for the same period in 2024. This increase was primarily due to the Omni Logistics segment having an extra twenty-four days included in 2025 as compared to 2024 given that the Omni Acquisition closed in January 2024. The increase in operating revenues was partially offset by a decrease in our Expedited Freight segment revenue of $102,604 due to decreased Network volume. The results for our reportable segments are discussed in detail in the following sections.

Operating Expenses

Operating expenses decreased $1,078,504, or 30.5%, to $2,458,694 for the year ended December 31, 2025 compared to $3,537,198 for the same period in 2024. The decrease was primarily due to a goodwill impairment charge of $1,028,397 incurred in the prior year period and decreases in acquisition and integration costs associated with the Omni Acquisition. Such decreases were partially offset by the increases in operating expenses from the Omni Logistics segment having an extra twenty-four days included in the year ended December 31, 2025 as compared to the same period in 2024. Additionally, in fourth quarter of 2025 the Company recorded a $19,765 charge to Other operating expenses for the impairment of abandoned software projects, which included $16,199 of cloud computing implementation costs and $3,566 of capitalized internal-use software.

Income (loss) from Operations

Income (loss) from operations increased by $1,099,360, or 103.4%, to income of $36,424 for the year ended December 31, 2025, compared to a $1,062,936 loss for the same period in 2024. The increase was primarily driven by the goodwill impairment charge from 2024 noted above, which did not occur in 2025.

Total Other Expense

Total other expense decreased $3,275, or 1.8%, to expense of $183,621 for the year ended December 31, 2025 compared to an expense of $186,896 for the same period in 2024. The decrease was due to the decrease in interest expense resulting from lower variable interest rates partially offset by loss on foreign currency exchange.

Income Taxes

The effective tax rate for the year ended December 31, 2025 was 3.7% compared to a rate of 10.0% for the same period in 2024. The effective tax rate for the year ended December 31, 2025 is lower than the prior year due to the tax impacts related to the goodwill impairment charge in the prior year that did not reoccur.

Income (loss) from Discontinued Operation, net of tax

Income (loss) from discontinued operations net of tax of $6,387, for the year ended December 31, 2024 was related to the final net working capital settlement following the sale of our Final Mile business in December 2023. There was no income or loss from discontinued operations for the year ended December 31, 2025.

Net Loss

As a result of the foregoing factors, net loss decreased $989,503, or 87.5%, to a net loss of $141,725 for the year ended December 31, 2025 compared to the net loss of $1,131,228 for the same period in 2024. The decrease is primarily related to $1,028,397 goodwill impairment charge incurred in the prior year that did not occur in the current year.

Net Loss Attributable to Noncontrolling Interest

The decrease in net loss attributable to noncontrolling interest for the year ended December 31, 2025, compared to the same period in 2024, is being driven by the decrease in net loss and the decreasing number of noncontrolling units outstanding for the respective periods.

Expedited Freight - Year Ended December 31, 2025 compared to Year Ended December 31, 2024

The following table sets forth our financial data of the Expedited Freight segment for the years ended December 31, 2025 and 2024:

	Year Ended					
(Unaudited and in Thousands)	**December 31, 2025**	**Percent of Revenue**	**December 31, 2024**	**Percent of Revenue**	**Change**	**Percent Change**
Operating revenue:						
Network [1]	$ 761,940	75.2 %	$ 854,138	76.6 %	$ (92,198)	(10.8)%
Truckload	165,889	16.4	170,455	15.3	(4,566)	(2.7)
Other	84,730	8.4	90,570	8.1	(5,840)	(6.4)
Total operating revenue	1,012,559	100.0	1,115,163	100.0	(102,604)	(9.2)
Operating expenses:						
Purchased transportation	491,917	48.6	546,458	49.0	(54,541)	(10.0)
Salaries, wages and employee benefits	210,418	20.8	242,411	21.7	(31,993)	(13.2)
Operating leases	64,353	6.4	63,398	5.7	955	1.5
Depreciation and amortization	40,721	4.0	41,858	3.8	(1,137)	(2.7)
Insurance and claims	40,746	4.0	43,716	3.9	(2,970)	(6.8)
Fuel expense	8,985	0.9	9,733	0.9	(748)	(7.7)
Other operating expenses	85,639	8.5	99,638	8.9	(13,999)	(14.0)
Total operating expenses	942,779	93.1	1,047,212	93.9	(104,433)	(10.0)
Income from operations	$ 69,780	6.9 %	$ 67,951	6.1 %	$ 1,829	2.7 %

[1] Network revenue is comprised of all revenue, including linehaul, pickup and/or delivery, and fuel surcharge revenue, excluding accessorial and Truckload revenue.

Expedited Freight Operating Statistics

	Year Ended		
	December 31, 2025	December 31, 2024	Percent Change
Business days	255	256	(0.4)%
Tonnage [1,2]			
Total pounds	2,445,202	2,782,294	(12.1)
Pounds per day	9,589	10,868	(11.8)
Shipments [1,2]			
Total shipments	2,903	3,312	(12.3)
Shipments per day	11.4	12.9	(11.6)
Weight per shipment	842	840	0.3
Revenue per hundredweight [3]	$ 31.17	$ 30.71	1.5
Revenue per hundredweight, ex fuel [3]	$ 24.72	$ 24.09	2.6
Revenue per shipment [3]	$ 262.55	$ 257.99	1.8
Revenue per shipment, ex fuel [3]	$ 208.25	$ 202.42	2.9

[1] In thousands

[2] Excludes accessorial and Truckload products

[3] Includes intercompany revenue between the Network and Truckload revenue streams

Operating Revenues

Operating revenue decreased $102,604, or 9.2%, to $1,012,559 for the year ended December 31, 2025 from $1,115,163 for the same period in 2024. The decrease was driven by decreased Network revenue. Network revenue decreased due to a 12.1% decrease in tonnage as a result of softer demand and was partially offset by a 2.6% increase in revenue per hundredweight ex fuel as compared to the same period in the prior year. The decrease in tonnage reflects an increase in weight per shipment of 0.3% on 12.3% fewer shipments.

Purchased Transportation

Purchased transportation expense decreased by $54,541, or 10.0%, to $491,917 for the year ended December 31, 2025 from $546,458 for the same period in 2024. Purchased transportation was 48.6% of Expedited Freight operating revenue for the year ended December 31, 2025 compared to 49.0% for the same period in 2024. Purchased transportation includes Leased Capacity Providers, third-party motor carriers, and transportation intermediaries, while Company-employed drivers are included in salaries, wages and employee benefits. The decrease in purchased transportation was primarily due to decreased shipments for the year ended December 31, 2025 as compared to the same period in 2024.

Salaries, Wages, and Employee Benefits

Salaries, wages and employee benefits decreased by $31,993, or 13.2%, to $210,418 for the year ended December 31, 2025 from $242,411 for the same period in 2024. Salaries, wages and employee benefits were 20.8% of Expedited Freight operating revenue for the year ended December 31, 2025 compared to 21.7% for the same period in 2024. The decrease in salaries, wages and employee benefits expense was primarily due to the lower volumes for the year ended December 31, 2025 as compared to the same period in 2024.

Other Operating Expenses

Other operating expenses decreased $13,999, or 14.0%, to $85,639 for the year ended December 31, 2025 from $99,638 for the same period in 2024. Other operating expenses were 8.5% of Expedited Freight operating revenue for the year ended December 31, 2025 compared to 8.9% for the same period in 2024. Other operating expenses include contract labor, equipment maintenance, facility expenses, legal and professional fees, and other over-the-road costs. The decrease in other operating expenses was primarily due to acquisition and integration synergies as well as reduction in shipments for the year ended December 31, 2025 as compared to the same period in 2024.

Income from Operations

Income from operations increased by $1,829, or 2.7%, to $69,780 for the year ended December 31, 2025 compared to $67,951 for the same period in 2024. Expedited Freight income from operations was 6.9% of operating revenue for the year ended December 31, 2025, compared to 6.1% for the same period in 2024. The increase in income from operations was driven by improved cost management relative to the lower freight volumes for year ended December 31, 2025 as compared to the same period in 2024.

Omni Logistics - Year Ended December 31, 2025 compared to Year Ended December 31, 2024

The following table sets forth our financial data of the Omni Logistics segment for the years ended December 31, 2025 and 2024:

	December 31, 2025	Percent of Revenue	December 31, 2024	Percent of Revenue	Change	Percent Change
			Year Ended			
Operating revenue	$ 1,351,164	100.0 %	$ 1,196,841	100.0 %	$ 154,323	12.9 %
Operating expenses:						
Purchased transportation	774,785	57.3	701,035	58.6	73,750	10.5
Salaries, wages and employee benefits	232,138	17.2	215,518	18.0	16,620	7.7
Operating leases	114,573	8.5	96,500	8.1	18,073	18.7
Depreciation and amortization	93,539	6.9	83,542	7.0	9,997	12.0
Insurance and claims	4,921	0.4	12,297	1.0	(7,376)	(60.0)
Fuel expense	3,682	0.3	3,149	0.3	533	16.9
Other operating expenses	97,364	7.2	101,206	8.5	(3,842)	(3.8)
Impairment of goodwill	—	—	1,028,397	85.9	(1,028,397)	(100.0)
Total operating expenses	1,321,002	97.8	2,241,644	187.3	(920,642)	(41.1)
Income (loss) from operations	$ 30,162	2.2 %	$ (1,044,803)	(87.3)%	$1,074,965	102.9 %

Operating Revenues

Operating revenues increased $154,323, or 12.9%, to $1,351,164 for the year ended December 31, 2025 from $1,196,841 for the same period in 2024. This is partially due to the increase in ownership days during the current year period, as well as an increase in revenue per day during 2025 due to increased demand for contract logistics.

Purchased Transportation

Purchased transportation increased $73,750, or 10.5%, to $774,785 for the year ended December 31, 2025 from $701,035 for the same period in 2024. Purchased transportation was 57.3% of operating revenues for year ended December 31, 2025 compared to 58.6% for the same period in 2024. Purchased transportation increased primarily due to the increase in ownership days and demand for our services during the current year period, but decreased as a percentage of revenue due to a shift in product mix. This shift in product mix consisted of an increase in contract logistics that require lower purchase transportation levels as compared to ground, air and ocean services.

Salaries, Wages and Employee Benefits

Salaries, wages and employee benefits increased $16,620 or 7.7%, to $232,138 for the year ended December 31, 2025 from $215,518 for the same period in 2024. Salaries, wages and employee benefits were 17.2% of operating revenues for the year ended 2025 compared to 18.0% for the same period in 2024. While salaries, wages and employee benefits increased mainly due to the increase in ownership days, the salaries, wages and benefits as a percentage of operating revenues decreased due to acquisition and integration synergies.

Operating Leases

Operating leases increased $18,073 or 18.7% to $114,573 for the year ended December 31, 2025 from $96,500 for the same period in 2024. Operating leases increased primarily due to the increase in ownership days.

Depreciation and Amortization

Depreciation and amortization increased $9,997 or 12.0% to $93,539 for the year ended December 31, 2025 from $83,542 for the same period in 2024. Depreciation and amortization increased as a result of the increase in ownership days of Omni Logistics in 2025 as compared to 2024.

Income (Loss) from Operations

Income from operations increased $1,074,965 or 102.9%, to an income of $30,162 for the year ended December 31, 2025 compared to a $1,044,803 loss for the same period in 2024. The increase was primarily due to no goodwill impairment charge in the current year period relative to the $1,028,397 goodwill impairment charge in the prior year period.

Intermodal - Year Ended December 31, 2025 compared to Year Ended December 31, 2024

The following table sets forth our financial data of the Intermodal segment for the years ended December 31, 2025 and 2024:

	Year Ended					
(Unaudited and in Thousands)	December 31, 2025	Percent of Revenue	December 31, 2024	Percent of Revenue	Change	Percent Change
Operating revenue	$ 230,533	100.0 %	$ 232,832	100.0 %	$ (2,299)	(1.0)%
Operating expenses:						
Purchased transportation	76,907	33.4	73,814	31.7	3,093	4.2
Salaries, wages and employee benefits	57,640	25.0	58,714	25.2	(1,074)	(1.8)
Operating leases	22,312	9.7	21,599	9.3	713	3.3
Depreciation and amortization	17,929	7.8	18,440	7.9	(511)	(2.8)
Insurance and claims	11,667	5.1	10,251	4.4	1,416	13.8
Fuel expense	7,433	3.2	8,578	3.7	(1,145)	(13.3)
Other operating expenses	19,721	8.6	22,511	9.7	(2,790)	(12.4)
Total operating expenses	213,609	92.7	213,907	91.9	(298)	(0.1)
Income from operations	$ 16,924	7.3 %	$ 18,925	8.1 %	$ (2,001)	(10.6)%

Intermodal Operating Statistics

	Year Ended		
	December 31, 2025	December 31, 2024	Percent Change
Drayage shipments	245,691	254,072	(3.3)%
Drayage revenue per shipment	$ 851	$ 830	2.5 %

Operating Revenues

Operating revenue decreased $2,299, or 1.0%, to $230,533 for the year ended December 31, 2025, from $232,832 for the same period in 2024. The decrease in operating revenues was primarily due to a 3.3% decrease in drayage shipments as compared to the same period in 2024.

Purchased Transportation

Purchased transportation increased $3,093, or 4.2%, to $76,907 for the year ended year ended December 31, 2025 from $73,814 for the same period in 2024. Purchased transportation was 33.4% of Intermodal operating revenues for the year ended December 31, 2025 compared to 31.7% for the same period in 2024. Purchased transportation includes Leased Capacity Providers and third-party motor carriers, while Company-employed drivers are included in salaries, wages and employee benefits. Purchased transportation has increased based on several factors including changes in mix of internal vs external capacity utilization, length of haul, lane density, and mix of service providers.

Salaries, Wages, and Employee Benefits

Salaries, wages and employee benefits decreased $1,074, or 1.8%, to $57,640 for the year ended December 31, 2025 from $58,714 for the same period in 2024. Salaries, wages and employee benefits were 25.0% of Intermodal operating revenue for the year ended December 31, 2025 compared to 25.2% for the same period in 2024. Salaries, wages and employee benefits has decreased due to similar variables as purchased transportation including mix of freight and other variable characteristics that impact labor utilization.

Other Operating Expenses

Other operating expenses decreased $2,790, or 12.4%, to $19,721 for the year ended December 31, 2025 from $22,511 for the same period in 2024. Other operating expenses as a percentage of Intermodal operating revenue for the year ended December 31, 2025 was 8.6%, compared to 9.7% for the same period in 2024. Other operating expenses include contract labor, equipment maintenance, facility expenses, legal and professional fees, and accessorial storage costs. The decrease in other operating expenses was primarily driven by our decrease in revenue and continued cost reduction efforts that began in the third quarter of 2024.

Income from Operations

Income from operations decreased by $2,001, or 10.6%, to $16,924 for the year ended December 31, 2025 compared to $18,925 for the same period in 2024. Income from operations as a percentage of Intermodal operating revenue was 7.3% for the year ended December 31, 2025 compared to 8.1% in the same period in 2024. The decrease in income from operations as a percentage of operating revenues was primarily due decreased network efficiency resulting from the decrease in drayage shipments for the year ended December 31, 2025 as compared to the same period in 2024.

Corporate - Year Ended December 31, 2025 compared to Year Ended December 31, 2024

Corporate included an $80,442 operating loss during the year ended December 31, 2025 compared to a $105,009 operating loss during the same period in 2024. The change in the operating loss was partially driven by $31,473 of professional fees incurred in 2025 for transaction and integration costs in connection with the Omni Acquisition as compared to $81,467 in 2024. This reduction in costs was offset by a $19,765 impairment charge in the fourth quarter of 2025 related to abandoned software project costs.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates and assumptions are based on historical experience and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. The significant accounting policies followed in the preparation of the financial statements are detailed in Note 1 of our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and require management's most subjective judgments. We believe that our application of the policies discussed below involves significant levels of judgment, estimates and complexity. Due to the levels of judgment, complexity and period of time over which many of these items are resolved, actual results could differ from those estimated at the time of preparation of the financial statements. Adjustments to these estimates would impact our financial position and future results of operations.

Goodwill

We test goodwill at the reporting unit level for impairment annually as of June 30 and on an interim basis when events occur or circumstances exist that indicate the carrying value may not be recoverable. We estimate the fair value of a reporting unit using a discounted cash flow (DCF), or as appropriate, a combination of the DCF and market approach known as the guideline public company approach. Under the DCF approach, we estimate the fair value of reporting units' cash flows at the weighted average cost of capital of a hypothetical third-party buyer. The significant assumptions in the DCF model include forecast of annual revenue growth rates, annual operating income margin, and the discount rate used to present value the cash flow projections. When determining these assumptions and preparing these estimates, we consider historical performance trends, and the reporting units underlying business and other market trends that may affect the reporting unit. The discount rate is based on the estimated weighted average cost of capital as of the test date of market participants in the industry in which the reporting unit operates. Under the guideline public company method, we estimate the fair value based upon market multiples of revenue and earnings derived from publicly traded companies with similar operating and investment characteristics as the reporting unit.

Estimating the fair value of a reporting unit involves uncertainties because it requires management to develop assumptions about the future growth and potential volatility in revenues and costs, capital expenditures, industry economic factors and future business strategy. Changes in projected revenue growth rates, projected operating income margins or estimated discount rates due to uncertain market conditions, loss of one or more key customers, changes in our strategy, changes in technology or other factors could negatively affect the fair value in one or more of our reporting units and result in a material impairment charge in the future.

To assess the reasonableness of the calculated fair values of our reporting units, we also compare the sum of the reporting units' fair values to our market capitalization and calculate an implied control premium.

Annual Goodwill Analysis

The annual test of goodwill was performed for each of the reporting units with goodwill balances as of June 30, 2025. As a result of the annual test, none of the reporting units were determined to be impaired, however the Omni reporting unit fair value was not substantially in excess of its carrying value. The fair value of the Omni reporting unit was estimated to be approximately 10% higher than the carrying value. As a result of the 2024 annual test, the Company recorded goodwill impairment charges for the year ended December 31, 2024 totaling $1,028,397 which are all related to the Omni reporting unit. To complete the goodwill test of our reporting units, we determined the fair value of the reporting unit using the DCF model and a guideline public company approach with 50% of the value determined using the DCF and 50% of the value determined using the market approach. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors, as a result there can be no assurance that there will not be a potential impairment in the future.

Year Ended December 31, 2024 compared to Year Ended December 31, 2023

For discussion of our Results of Operations for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, refer to Part I, Item 7 of our Annual Report on form 10-K filed with SEC on March 24, 2025.

Liquidity and Capital Resources

For discussion of our Liquidity and Capital Resources for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023 refer to Part I, Item 7 of our annual report on form 10-K filed with SEC on March 24, 2025.

We have historically financed our working capital needs, including capital expenditures, with available cash, cash flows from operations and borrowings under our $300,000 revolving credit facility (the "Revolving Credit Facility") pursuant to our credit agreement with Citibank, N.A., as administrative agent and collateral agent and as initial term loan lender (the "Credit Agreement"). We believe that availability of borrowings under our Credit Agreement together with available cash and internally generated funds will be sufficient to support our working capital, capital expenditures and debt service requirements over the next twelve months. As previously disclosed and more fully described in Note 3, Acquisitions to the Consolidated Financial Statements, we incurred significant indebtedness in connection with the Omni Acquisition.

This substantial level of debt could have important consequences to our business, including, but not limited to the factors as more fully discussed in Item 1A, "Risk Factors" - "Risks Relating to our Indebtedness."

The Credit Agreement requires the Company to maintain a leverage ratio (as defined in the Credit Agreement), which is tested quarterly and currently must not be greater than 6.50 to 1.00. As of the year ended December 31, 2025, the Company's leverage ratio is 5.50 to 1.00. The required leverage ratio will incrementally decrease by 25 basis points at the end of each quarter in 2026, to 5.50 to 1.00 at December 31, 2026, as defined in the agreement. Failure to comply with this covenant would result in an event of default under the Credit Agreement and, absent a waiver from the lenders or an amendment to the Credit Agreement, preclude the Company from making further borrowings under the Revolving Credit portion of the Credit Agreement and permit the lenders to accelerate all outstanding borrowings under the Credit Agreement, including the Term Loan portion. Based on current expectations, the Company expects to maintain compliance with the leverage ratio during the next year.

Senior Secured Notes

In a private offering exempt from registration under the Securities Act, the Company issued $725,000 in secured debt due 2031 (the "Notes"). The Notes bear interest at a rate of 9.5% per annum, payable semiannually in cash in arrears on April 15 and October 15 of each year, commencing April 15, 2024. The Notes were issued at 98.0% of the face amount and will mature on October 15, 2031. The Notes were issued pursuant to an indenture, dated as of October 2, 2023, between the Company and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent.

The Notes are guaranteed on a senior secured basis by us and each of Company's existing and future domestic subsidiaries (subject to customary exceptions). Prior to October 15, 2026, the Company may redeem some or all of the Notes at any time and from time to time at a redemption price equal to 100.000% of the principal amount thereof plus the applicable "make-whole" premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. On or after October 15, 2026, the Company may redeem some or all of the Notes at the following prices (expressed as a percentage of principal), plus in each case accrued and unpaid interest, if any, to, but excluding, the redemption date: (a) in the case of a redemption occurring during the 12-month period commencing October 15, 2026, at a redemption price of 104.750%; (b) in the case of a redemption occurring during the 12-month period commencing on October 15, 2027, at a redemption price of 102.375%; and (c) in the case of a redemption occurring on or after October 15, 2028, at a redemption price of 100.000%. In addition, at any time prior to October 15, 2026, the Company may redeem up to 40.000% of the original aggregate principal amount of the Notes in an amount not to exceed the amount of net cash proceeds from one or more equity offerings at a redemption price equal to 109.5 % of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Upon the occurrence of a "change of control", the Company will be required to offer to repurchase all of the outstanding principal amount of the Notes at a purchase price of 101.000% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Credit Agreement

Pursuant to the Credit Agreement, the Company obtained senior secured term B loans in an aggregate principal amount of $1,125,000 (the "New Term Loans") and the ability to draw down up to $300,000 under the Revolving Credit Facility. The New Term Loans bear interest based, at Company's election, on (a) SOFR plus an applicable margin or (b) the base rate plus an applicable margin. The base rate is equal the highest of the following: (i) the prime rate; (ii) 0.50% above the overnight federal funds rate; and (iii) the one-month SOFR plus 1.00%. The applicable margin for SOFR loans is 4.50% and the applicable margin for base rate loans is 3.50%. The New Term Loans were issued at 96.0% of the face amount and will mature on December 19, 2030.

The Revolving Credit Facility will mature on January 25, 2029. Loans made under the Revolving Credit Facility bear interest based, at Company's election, on (a) SOFR plus an applicable margin or (b) the base rate plus an applicable margin. The applicable margin can range from 3.75% to 4.25% for SOFR loans and from 2.75% to 3.25% for base rate loans, in each case depending on Company's first lien net leverage ratio, as set forth in the Credit Agreement. The Company also incurs a 0.5% commitment fee on any unused portion of the Revolving Credit Facility. As of December 31, 2025, the Company has $261,323 available for borrowings under the Revolving Credit Facility and no borrowings outstanding. The Company's obligations under the Credit Agreement are guaranteed on a senior secured basis by us and each of Company's existing and future domestic subsidiaries (subject to customary exceptions).

Both the Notes and Revolving Credit Facility contain covenants that, among other things, restrict our ability, without the approval of the required lenders, to engage in certain mergers, consolidations, asset sales, dividends and stock repurchases, investments, and other transactions or to incur liens or indebtedness in excess of agreed thresholds, as set forth in the Credit Agreement. The Revolving Credit Facility's terms also include a financial covenant which requires us to maintain a specific leverage ratio as follows: (i) 6.50:1.00 (for the fourth quarter of 2025), (ii) 6.25:1.00 (for the first quarter of 2026), (iii) 6.00:1.00 (for the second quarter of 2026), (iv) 5.75:1.00 (for the third quarter of 2026), (vi) 5.50:1.00 (for the fourth quarter of 2026 and thereafter). The Credit Agreement contains cross-default provisions. As such, if the requisite revolving lenders were to declare the amounts outstanding under the Revolving Credit Facility to be immediately due and payable as a result of a breach thereunder, the term loan lenders would have the right to accelerate the outstanding term loans and exercise other remedies available under the Credit Agreement. As of the date of this report, we were in compliance with all aforementioned covenants.

Tax Receivable Agreement

In connection with the Omni Acquisition, we, Opco, Omni Holders and certain other parties entered into the Tax Receivable Agreement, which sets forth the agreement among the parties regarding the sharing of certain tax benefits realized by us as a result of the Omni Acquisition. Pursuant to the Tax Receivable Agreement, we are generally obligated to pay certain Omni Holders 83.5% of (a) the total tax benefit that we realize as a result of increases in tax basis in Opco's assets resulting from certain actual or deemed distributions and the future exchange of units of Opco for shares of securities of us (or cash) pursuant to Opco's operating agreement that became effective as of the Closing, (b) certain pre-existing tax attributes of certain Omni Holders that are corporate entities for tax purposes, (c) the tax benefits that we realize from certain tax allocations that correspond to items of income or gain required to be recognized by certain Omni Holders, and (d) other tax benefits attributable to payments under the Tax Receivable Agreement. Payment obligations under the Tax Receivable Agreement rank pari passu with all unsecured obligations but senior to any future tax receivable or similar agreement entered into by us.

The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless we elect to terminate the Tax Receivable Agreement early (or it is terminated early due to a change of control or insolvency event with respect to us or a material breach by us of a material obligation under the Tax Receivable Agreement). Upon such an early termination, we will be required to make a payment equal to the present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement). In the event of a change of control, under certain circumstances, we may elect to pay the early termination payment over a period of 15 years, with the payments increased to reflect the time value of money.

Cash Flows

Year Ended December 31, 2025 Cash Flows compared to December 31, 2024 Cash Flows

Net cash provided by operating activities of continuing operations was $44,384 for the year ended December 31, 2025 compared to cash used operating activities of continuing operations of $69,015 for the year ended December 31, 2024. The increase in net cash provided by operating activities was primarily due to the decrease in loss from continuing operations and improved working capital management.

Net cash used in investing activities of continuing operations was $26,912 for the year ended December 31, 2025 compared to cash used of $1,608,586 during the year ended December 31, 2024. Investing activities of continuing operations for the year ended December 31, 2024 included the acquisition of Omni for a purchase price of $1,576,219. Capital expenditures for the year ended December 31, 2025 were $29,116, which primarily related to the purchase of technology and operating equipment. Capital expenditures for the year ended December 31, 2024 were $37,060, which primarily related to the investment in the expansion of our national hub in Columbus, Ohio and the purchase of technology and operating equipment.

Net cash used in financing activities of continuing operations was $17,533 for the year ended December 31, 2025 compared to $163,832 for the year ended December 31, 2024. The change in the net cash used in financing activities was primarily due to the payments in 2024 of debt issuance costs, long-term debts, and earn-out liabilities, all of which did not reoccur in the current year period.

Share Repurchase Program

During the years ended December 31, 2025 and 2024, we did not repurchase any shares.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our principal exposure to interest rate risk relates to outstanding borrowing under our Credit Agreement which incurs interest at variable rates. Borrowings under the Credit Agreement incur interest at SOFR or a base rate, plus an applicable margin. As of December 31, 2025, the Company had total variable interest rate borrowings of $1,045,000 and no amounts outstanding under the revolving credit portion. Assuming variable rate debt levels remain at $1,045,000 for a full year, a 150-basis point increase in interest rates on our variable rate debt would increase interest expense by approximately $15,675 annually.

Item 8. Financial Statements and Supplementary Data

The response to this item is submitted as a separate section of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our management, including our principal executive and principal financial officers, have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in this Annual Report on Form 10-K has been appropriately recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Based on that evaluation, our principal executive and principal financial officers have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives as specified above. However, our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent or detect all errors and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our Company have been detected.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance to management and the Board regarding the preparation and fair presentation of financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the framework set forth by the Committee on Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework ("2013 Framework"). Based on our assessment, management concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

Remediation of Material Weakness

As disclosed in Part II, Item 9A of our 2024 Form 10-K, we identified a material weakness as of December 31, 2024, related to the design and operation of internal controls pertaining to the Omni business combination, related income taxes, and the Omni impairment process. During the year ended December 31, 2025, we completed the implementation of our previously disclosed remediation plan, which included enhancing the skill set and competencies of the accounting and finance team through new management since the close of the Omni business combination. These actions included the hiring of qualified internal tax expertise, the engagement of qualified external tax experts to assist with complex accounting matters for taxes and engaging qualified external subject matter experts on a timely basis. The enhanced internal and external expertise has provided additional oversight and more timely and enhanced review procedures for non-routine transactions. During the quarter ended December 31, 2025, we completed our testing of the design and operating effectiveness of the implemented controls and found them to be effective. As a result, we have concluded the material weakness has been remediated as of December 31, 2025.

Changes in Internal Control over Financial Reporting

Except for the changes in connection with the implementation of the remediation plan discussed above and the implementation of internal control over financial reporting at Omni, there has been no changes in our internal control over financial reporting identified in connection with the evaluation required by the Exchange Act Rules 13a-15(f) or 15d-15(f) that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
Forward Air Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Forward Air Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2025, the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated March 11, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Dallas, Texas
March 11, 2026

Item 9B.   **Other Information**

During the quarter ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading agreement" or "non-Rule 10b5-1 trading agreement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable

Part III

Item 10.   **Directors, Executive Officers and Corporate Governance**

Information required by this item is incorporated herein by reference to our proxy statement for the 2026 Annual Meeting of Shareholders (the "2026 Proxy Statement"). The 2026 Proxy Statement will be filed with the SEC not later than 120 days subsequent to December 31, 2025.

Item 11.   **Executive Compensation**

The information required by this item is incorporated herein by reference to the 2026 Proxy Statement.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters**

The information required by this item is incorporated herein by reference to the 2026 Proxy Statement.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

The information required by this item is incorporated herein by reference to the 2026 Proxy Statement.

Item 14.   **Principal Accounting Fees and Services**

The information required by this item is incorporated herein by reference to the 2026 Proxy Statement.

Part IV

Item 15.   **Exhibits, Financial Statement Schedules**

(a)(1) and (2)   List of Financial Statements and Financial Statement Schedules.

The response to this portion of Item 15 is submitted as a separate section of this report.

(a)(3)   List of Exhibits.

The response to this portion of Item 15 is submitted as a separate section of this report.

(b)   Exhibits.

The response to this portion of Item 15 is submitted as a separate section of this report.

(c)   Financial Statement Schedules.

All financial statement schedules are omitted because the required information is not applicable, or because the information required is included in the consolidated financial statements and notes thereto.

EXHIBIT INDEX

No.		Exhibit
2.1		Agreement and Plan of Merger, dated as of August 10, 2023 by and among, among others, Forward Air Corporation and Omni Newco LLC (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2023).
2.2		Amendment No. 1 to the Original Merger Agreement, dated January 22, 2024, by and among Forward Air Corporation and Omni Newco, LLC (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2024).
2.3		Plan of Merger, dated as of April 30, 2025, by and between Forward Air Corporation and FA-Delaware Corporation (incorporated herein by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025).
3.1		Amended and Restated Certificate of Incorporation of Forward Air Corporation (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K12B filed with the Securities and Exchange Commission on June 13, 2025).
3.2		Bylaws of Forward Air Corporation (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K12B filed with the Securities and Exchange Commission on June 13, 2025).
4.1		Description of Capital Stock (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K12B filed with the Securities and Exchange Commission on June 13, 2025).
4.2		Indenture, dated as of October 2, 2023, by and among Clue Opco LLC (as successor to GN Bondco, LLC), as issuer, and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2024).
4.3		First Supplemental Indenture, dated as of January 25, 2024, by and among Clue Opco LLC, as issuer, Forward Air Corporation and the other guarantors party thereto, as guarantors, and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2024).
10.1		Credit Agreement, dated as of December 19, 2023, by and among, GN Loanco, LLC, the other credit parties party thereto from time to time, Citibank, N.A. and the lenders and L/C issuers party thereto from time to time (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2024).
10.2		Escrow Release Date Assumption and Joinder Agreement, dated as of January 25, 2024, among GN Loanco, LLC, Clue Opco LLC, Forward Air Corporation, the subsidiary guarantors party thereto and Citibank, N.A. (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2024).
10.3		Escrow Release Date Incremental Revolving Amendment, dated as of January 25, 2024, among Clue Opco LLC, the credit parties party thereto from time to time, the lenders party thereto from time to time and Citibank, N.A. (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2024).
10.4		Amendment No. 2, dated as of February 12, 2024, among Clue Opco LLC, the revolving lenders party thereto and Citibank, N.A. (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2024).
10.5		Amendment No. 3, dated as of December 30, 2024, among Clue Opco LLC, the revolving lenders party thereto and Citibank, N.A. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2025).
10.6	*	Forward Air Corporation 2005 Employee Stock Purchase Plan (incorporated herein by reference to the Company's Proxy Statement filed with the Securities and Exchange Commission on April 20, 2005).
10.7	*	Forward Air Corporation Amended and Restated Stock Option and Incentive Plan, as further amended and restated on February 7, 2013 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2013).
10.8	*	First Amendment to the Forward Air Corporation Amended and Restated Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 27, 2016).
10.9	*	Forward Air Corporation 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 27, 2017).
10.10	*	Amendment No. 1 to the Forward Air Corporation 2016 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A in the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 20, 2024).
10.11	*	Form of Nonqualified Stock Option Agreement under the Company's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2017).

10.12	*	Form of Performance Share Agreement under the Company's 2016 Omnibus Compensation Plan (incorporated herein by reference to Exhibit 10.45 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2017).
10.13	*	Form of Notice of Grant of Performance Shares under the Company's 2016 Omnibus Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 27, 2017).
10.14	*	Form of Performance Share Agreement (Total Shareholder Return) under the Company's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 25, 2019).
10.15	*	Form of Performance Share Agreement (EBITDA per Share) under the Company's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 25, 2019).
10.16	*	Form of CEO Nonqualified Stock Option Agreement under the Company's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022).
10.17	*	Form of Non-Qualified Stock Option Agreement under the Company's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022).
10.18	*	Form of Performance Share Agreement (Total Shareholder Return) under the Company's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022).
10.19	*	Form of Restricted Share Retention Award Agreement under the Company's 2016 Omnibus Compensation Plan (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024).
10.20	* †	Form of Employee Restricted Share Award Agreement under the Company's 2016 Omnibus Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025).
10.21	*	Forward Air Corporation 2025 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025).
10.22	*	Form of Employee Performance Restricted Share Award Agreement under the Company's 2025 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025).
10.23	*	Form of Performance Share Agreement (Total Shareholder Return) under the Company's 2025 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025).
10.24	* †	Form of Employee Restricted Share Agreement under the Company's 2025 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025).
10.25	*	Amended and Restated Non-Employee Director Stock Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 27, 2017).
10.26	*	Forward Air Corporation 2025 Non-Employee Director Stock Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025).
10.27	*	Form of Non-Employee Director Restricted Stock Agreement under the Company's 2025 Non-Employee Director Stock Plan (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025).
10.28	*	Amended and Restated Forward Air Corporation Executive Severance and Change in Control Plan, effective as of October 25, 2021 (incorporated herein by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022).
10.29	*	First Amendment to the Amended and Restated Forward Air Corporation Executive Severance and Change in Control Plan, dated as of January 14, 2025 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 2025).
10.30	*	Form of Enhanced Severance Program (incorporated herein by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024).
10.31	*	Form of Executive Retention Bonus Agreement (incorporated herein by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024).
10.32	* †	Forward Air Corporation Executive Leadership Team Transaction Bonus Program (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025).

10.33	*	Shawn Stewart Employment Agreement dated as of April 28, 2024 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024).
10.34	*	Participation and Restrictive Covenants Agreement, by and between the Company and Shawn Stewart, dated April 22, 2024 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024).
10.35	*	Jamie Pierson Offer Letter, dated as of July 3, 2024 (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024).
10.36	*	Participation and Restrictive Covenants Agreement, by and between the Company and Jamie Pierson, dated July 3, 2024 (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024).
10.37	*	James Faught Offer Letter, dated as of June 11, 2024 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024).
10.38	* †	Jerome Lorrain Offer Letter, dated July 11, 2025 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2025).
10.39	*	Separation and General Release Agreement, dated November 22, 2024, by and between the Company and Kyle Mitchin (incorporated herein by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2025).
10.40	*	Separation and General Release Agreement, dated December 7, 2024, by and between the Company and Chris Ruble (incorporated herein by reference to Exhibit 10.47 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2025).
10.41	* †	Separation and General Release Agreement, dated February 3, 2025, by and between the Company and Rebecca Garbrick (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025).
10.42		Equity Purchase Agreement, dated December 20, 2023 by and between Forward Air Corporation, Forward Air Final Mile, LLC, FFM, LLC, Forward Air, Inc., FAF, Inc., and Hub Group, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 27, 2023).
10.43		Shareholder Agreement, dated as of January 25, 2024, by and among, Forward Air Corporation, REP Omni Holdings, L.P. and the other parties thereto (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2024).
10.44		Shareholder Agreement, dated as of January 25, 2024, by and among, Forward Air Corporation, EVE Omni Investor, LLC and Omni Investor Holdings, LLC and the other parties thereto (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2024).
10.45		Investor Rights Agreement, dated as of January 25, 2024, by and among Forward Air Corporation, REP Omni Holdings, L.P. and Omni Investor Holdings L.P. (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2024).
10.46		Tax Receivable Agreement, dated as of January 25, 2024, by and among Forward Air Corporation, Central States Logistics, Inc., Clue Opco LLC and the members from time to time party thereto (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2024).
10.47		Form of Director Indemnification Agreement (incorporated herein by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2018).
10.48		Form of Non-Employee Director Annual Compensation Agreements (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024).
16.1		Letter from Ernst & Young LLP, dated March 27, 2025 (incorporated herein by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2025).
19.1		Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2025).
21.1	#	Subsidiaries of the Company
23.1	#	Consent of KPMG, LLP, Independent Registered Public Accounting Firm
23.2	#	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1	#	Certification of Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a) (17 CFR 240.13a-14(a))
31.2	#	Certification of Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) (17 CFR 240.13a-14(a))

32.1	%	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	%	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1		Dodd-Frank Executive Officer Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on May 17, 2024).
101.INS		The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH		XBRL Taxonomy Extension Schema
101.CAL		XBRL Taxonomy Extension Calculation Linkbase
101.DEF		XBRL Taxonomy Extension Definition Linkbase
101.LAB		XBRL Taxonomy Extension Label Linkbase
101.PRE		XBRL Taxonomy Extension Presentation Linkbase
104		Cover Page Interactive File (formatted in Inline XBRL and contained in Exhibit 101).

*Denotes a management contract or compensatory plan or arrangement

† Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

Filed herewith

% Furnished herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<table>
<tr><td></td><td>Forward Air Corporation</td></tr>
<tr><td>Date: March 11, 2026</td><td>By: /s/ Jamie Pierson</td></tr>
<tr><td></td><td>Jamie Pierson</td></tr>
<tr><td></td><td>Chief Financial Officer</td></tr>
<tr><td></td><td>(Principal Financial Officer and Duly Authorized Officer)</td></tr>
</table>

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Shawn Stewart Shawn Stewart	President and Chief Executive Officer (Principal Executive Officer)	March 11, 2026
/s/ Jamie Pierson Jamie Pierson	Chief Financial Officer (Principal Financial Officer)	March 11, 2026
/s/ James Faught James Faught	Chief Accounting Officer (Principal Accounting Officer)	March 11, 2026
/s/ Charles Anderson Charles Anderson	Director	March 11, 2026
/s/ Dale W. Boyles Dale W. Boyles	Director	March 11, 2026
/s/ Robert Edwards, Jr. Robert Edwards, Jr.	Director	March 11, 2026
/s/ Christine Gorjanc Christine Gorjanc	Director	March 11, 2026
/s/ Jérôme Lorrain Jérôme Lorrain	Executive Chairman and Director	March 11, 2026
/s/ Paul Svindland Paul Svindland	Director	March 11, 2026

Annual Report on Form 10-K

Item 8, Item 15(a)(1) and (2), (a)(3), (b) and (c)

List of Financial Statements

Financial Statements

Certain Exhibits

Year Ended December 31, 2025

Forward Air Corporation

Dallas, TX

Forward Air Corporation

Form 10-K — Item 8 and Item 15(a)(1) and (2)

Index to Financial Statements

The following consolidated financial statements of Forward Air Corporation are included as a separate section of this report:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
Forward Air Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Forward Air Corporation and subsidiaries (the Company) as of December 31, 2025, the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in I*nternal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill impairment assessment of the Omni reporting unit

As discussed in Note 1 to the consolidated financial statements, the goodwill balance as of December 31, 2025 was $522,712 thousand, including $244,006 thousand for the Omni reporting unit. The Company tests goodwill for impairment, at the reporting unit level, annually and when events or circumstances indicate that the fair value of a reporting unit may be below its carrying value. The Company estimates the fair value of each reporting unit using a combination of the discounted cash flow ("DCF") and market approach. Under the DCF approach, fair value is estimated using a reporting unit's estimated cash flows, discounted at the weighted average cost of capital of a hypothetical third-party buyer. During the year ended December 31, 2025, the Company did not recognize a goodwill impairment charge.

We identified the evaluation of the goodwill impairment assessment of the Omni reporting unit as a critical audit matter. Specifically, subjective auditor judgment was required to evaluate the discount rate, because of the need to involve professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill impairment assessment process, including a control related to the development of the discount rate. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate used by management by comparing it to an independently developed discount rate range based on publicly available market data for comparable companies.

/s/KPMG LLP

We have served as the Company's auditor since 2025.

Dallas, Texas
March 11, 2026

To the Shareholders and the Board of Directors of Forward Air Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Forward Air Corporation (the Company) as of December 31, 2024, the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company's auditor from 1991 to 2025.

Atlanta, GA
March 24, 2025

Forward Air Corporation
Consolidated Balance Sheets
(In thousands, except share data)

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 105,996	$ 104,903
Restricted cash and restricted cash equivalents	—	363
Accounts receivable, less allowance of $3,749 in 2025 and $3,269 in 2024	343,559	322,291
Other receivables	6,147	205
Prepaid expenses	28,045	29,053
Other current assets	37,254	15,685
Total current assets	521,001	472,500
Property and equipment, net of accumulated depreciation and amortization of $340,021 in 2025 and $292,855 in 2024	297,882	326,188
Operating lease right-of-use assets	412,535	410,084
Goodwill	522,712	522,712
Other acquired intangibles, net of accumulated amortization of $301,453 in 2025 and $212,905 in 2024	906,791	999,216
Other long-term assets	58,023	71,941
Total assets	$ 2,718,944	$ 2,802,641
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 121,752	$ 105,692
Accrued expenses	114,422	119,836
Other current liabilities	69,130	45,148
Current portion of finance lease obligations	15,995	16,930
Current portion of operating lease liabilities	107,026	96,440
Total current liabilities	428,325	384,046
Finance lease obligations, less current portion	22,387	30,858
Long-term debt	1,687,248	1,675,930
Liability under tax receivable agreement	11,548	13,295
Operating lease liabilities, less current portion	327,011	325,640
Other long-term liabilities	53,540	48,835
Deferred income taxes	27,221	38,169
Shareholders' equity:		
Preferred stock, $0.01 par value: Authorized shares - 5,000,000; no shares issued or outstanding in 2025 and 2024	—	—
Series B preferred stock, $0.01 par value: Authorized shares - 15,000; issued and outstanding shares - 8,760 in 2025 and 10,088 in 2024	—	—
Common stock, $0.01 par value: Authorized shares 50,000,000; issued and outstanding shares - 31,326,561 in 2025 and 29,761,197 in 2024	313	298
Additional paid-in capital	559,551	542,392
Accumulated deficit	(447,100)	(338,230)
Accumulated other comprehensive income (loss)	580	(2,732)
Total Forward Air shareholders' equity	113,344	201,728
Noncontrolling interest	48,320	84,140
Total shareholders' equity	161,664	285,868
Total liabilities and shareholders' equity	$ 2,718,944	$ 2,802,641

The accompanying notes are an integral part of the consolidated financial statements.

Forward Air Corporation
Consolidated Statements of Operations and Comprehensive (Loss) Income
(In thousands, except per share data)

		Year Ended				
		December 31, 2025		December 31, 2024		December 31, 2023
Operating revenue	$	2,495,118	$	2,474,262	$	1,370,735
Operating expenses:						
Purchased transportation		1,244,471		1,250,570		586,195
Salaries, wages, and employee benefits		535,681		536,406		287,566
Operating leases		204,029		182,197		87,413
Depreciation and amortization		152,638		143,978		57,405
Insurance and claims		58,970		64,682		50,133
Fuel expense		20,122		21,460		22,004
Other operating expenses		242,783		309,508		191,809
Impairment of goodwill		—		1,028,397		—
Total operating expenses		2,458,694		3,537,198		1,282,525
Income (loss) from operations		36,424		(1,062,936)		88,210
Other income and expense:						
Interest expense, net		(180,747)		(189,215)		(31,571)
Foreign exchange (loss) gain		(5,892)		1,093		—
Other income, net		3,018		1,226		—
Total other expense		(183,621)		(186,896)		(31,571)
Income (loss) from continuing operations before income taxes		(147,197)		(1,249,832)		56,639
Income tax expense (benefit)		(5,472)		(124,991)		13,836
Income (loss) from continuing operations		(141,725)		(1,124,841)		42,803
Income (loss) from discontinued operation, net of tax		—		(6,387)		124,548
Net (loss) income	$	(141,725)	$	(1,131,228)	$	167,351
Net (loss) attributable to noncontrolling interest		(33,929)		(314,259)		—
Net (loss) income attributable to Forward Air	$	(107,796)	$	(816,969)	$	167,351
Basic and diluted (loss) income per share attributable to Forward Air:						
Continuing operations	$	(3.51)	$	(30.40)	$	1.64
Discontinued operation		—		(0.23)		4.78
Net (loss) income per basic share[1]	$	(3.51)	$	(30.63)	$	6.42
Diluted net (loss) income per share:						
Continuing operations	$	(3.51)	$	(30.40)	$	1.64
Discontinued operations		—		(0.23)		4.77
Net (loss) income per diluted share[1]	$	(3.51)	$	(30.63)	$	6.40
Dividends per share:	$	—	$	—	$	0.96
Net (loss) income	$	(141,725)	$	(1,131,228)	$	167,351
Other comprehensive income (loss):						
Foreign currency translation adjustments		4,320		(2,732)		—
Comprehensive income (loss)		(137,405)		(1,133,960)		167,351
Comprehensive income (loss) attributable to noncontrolling interest		(32,921)		(314,259)		—
Comprehensive income (loss) attributable to Forward Air	$	(104,484)	$	(819,701)	$	167,351

[1] Rounding may impact summation of amounts.

The accompanying notes are an integral part of the consolidated financial statements.

Forward Air Corporation
Consolidated Statements of Shareholders' Equity
(In thousands)

	Common Stock		Preferred Stock - Class B Amount		Preferred Stock - Class C Amount		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained (Deficit) Earnings	Non-controlling Interest	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount					
Balance at December 31, 2022	26,462	$ 265	—	$ —	—	$ —	$ 270,855	$ —	$ 436,124	$ —	$ 707,244
Net income	—	—	—	—	—	—	—	—	167,351	—	167,351
Common stock issued under employee stock purchase plan	11	—	—	—	—	—	800	—	—	—	800
Share-based compensation expense	—	—	—	—	—	—	12,012	—	—	—	12,012
Payment of dividends to shareholders	—	—	—	—	—	—	18	—	(25,013)	—	(24,995)
Payment of minimum tax withholdings on share-based awards	(40)	—	—	—	—	—	—	—	(4,340)	—	(4,340)
Repurchases and retirement of common stock	(883)	(9)	—	—	—	—	—	—	(93,802)	—	(93,811)
Issuance of share-based awards	121	1	—	—	—	—	(1)	—	—	—	—
Balance at December 31, 2023	25,671	$ 257	—	$ —	—	$ —	$ 283,684	$ —	$ 480,320	$ —	$ 764,261
Net loss	—	—	—	—	—	—	—	—	(816,969)	(314,259)	(1,131,228)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(2,732)	—	—	(2,732)
Shares issued - acquisition	700	7	4	—	—	—	205,510	—	—	411,611	617,128
Share-based compensation expense	—	—	—	—	—	—	10,188	—	—	—	10,188
Payment of minimum tax withholdings on share-based awards	(43)	—	—	—	—	—	—	—	(1,442)	—	(1,442)
Issuance of share-based awards	170	2	—	—	—	—	(2)	—	—	—	—
Common stock issued under employee stock purchase plan	44	—	—	—	—	—	753	—	—	—	753
Conversion of preferred C series	1,210	12	8	—	—	—	(12)	—	—	—	—
Tax receivable agreement liability and other adjustment	—	—	—	—	—	—	(25)	—	(139)	—	(164)
Series B - Conversions and other	2,009	20	(2)	—	—	—	42,296	—	—	(13,212)	29,104
Balance at December 31, 2024	29,761	$ 298	10	$ —	—	$ —	$ 542,392	$ (2,732)	$(338,230)	$ 84,140	$ 285,868
Net loss	—	$ —	—	$ —	—	$ —	$ —	$ —	(107,796)	(33,929)	(141,725)
Foreign currency translation adjustments	—	—	—	—	—	—	—	3,312	—	1,008	4,320
Share-based compensation expense	—	—	—	—	—	—	13,429	—	—	—	13,429
Payment of minimum tax withholdings on share-based awards	(38)	—	—	—	—	—	—	—	(1,074)	—	(1,074)
Issuance of share-based awards	242	2	—	—	—	—	(2)	—	—	—	—
Common stock issued under employee stock purchase plan	34	—	—	—	—	—	846	—	—	—	846
Series B - Conversions	1,328	13	(1)	—	—	—	2,886	—	—	(2,899)	—
Balance at December 31, 2025	31,327	$ 313	9	$ —	—	$ —	$ 559,551	$ 580	$(447,100)	$ 48,320	$ 161,664

The accompanying notes are an integral part of the consolidated financial statements.

Forward Air Corporation
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Operating activities:			
Net income (loss) from continuing operations	$ (141,725)	$ (1,124,841)	$ 42,803
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	152,638	143,978	57,405
Impairment of goodwill	—	1,028,397	—
Share-based compensation expense	13,429	10,188	11,495
Provision for revenue adjustments	3,249	3,635	5,091
Deferred income tax benefit	(10,948)	(133,510)	(8,893)
Impairment of abandoned software project costs	19,765	—	—
Other	11,504	14,917	(1,180)
Changes in operating assets and liabilities, net of effects from the purchase of acquired companies:			
Accounts receivable	(18,005)	9,546	30,555
Other receivables	(7,365)	9,677	(5,408)
Other current and noncurrent assets	(24,422)	(15,085)	30,683
Accounts payable, accrued expenses and other liabilities	46,264	(15,917)	36,661
Net cash provided by (used in) operating activities of continuing operations	44,384	(69,015)	199,212
Investing activities:			
Proceeds from sale of property and equipment	2,204	5,137	3,741
Purchases of property and equipment	(29,116)	(37,060)	(30,725)
Purchase of businesses, net of cash acquired	—	(1,576,219)	(56,703)
Other	—	(444)	—
Net cash used in investing activities of continuing operations	(26,912)	(1,608,586)	(83,687)
Financing activities:			
Repayments of finance lease obligations	(17,305)	(18,425)	(9,500)
Proceeds from credit facility	110,000	75,000	70,000
Payments on credit facility	(110,000)	(155,000)	(178,500)
Proceeds from long-term debt held in escrow	—	—	1,790,500
Payment of debt issuance costs	—	(52,471)	—
Payment of earn-out liability	—	(12,247)	—
Payments of dividends to shareholders	—	—	(24,995)
Repurchases and retirement of common stock	—	—	(93,811)
Proceeds from common stock issued under employee stock purchase plan	846	753	800
Payment of minimum tax withholdings on share-based awards	(1,074)	(1,442)	(4,340)
Contributions from subsidiary held for sale	—	—	240,572
Net cash provided by (used in) financing activities of continuing operations	(17,533)	(163,832)	1,790,726
Effect of exchange rate changes on cash	791	1,013	—
Net increase (decrease) in cash, cash equivalents and restricted cash equivalents from continuing operations	730	(1,840,420)	1,906,251

Forward Air Corporation
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended		
	December 31, 2025	**December 31, 2024**	**December 31, 2023**
Cash from discontinued operation:			
Net cash used in operating activities of discontinued operations	—	(6,387)	(17,824)
Net cash provided by investing activities of discontinued operations	—	—	258,525
Net cash used in financing activities of discontinued operations	—	—	(240,701)
Net increase (decrease) in cash, cash equivalents and restricted cash equivalents	730	(1,846,807)	1,906,251
Cash, cash equivalents, and restricted cash equivalents at beginning of period of continuing operations	105,266	1,952,073	45,822
Net increase (decrease) in cash, cash equivalents and restricted cash equivalents	730	(1,846,807)	1,906,251
Cash, cash equivalents, and restricted cash equivalents at end of period of continuing operations	$ 105,996	$ 105,266	$ 1,952,073
Reconciliation of cash, cash equivalents, and restricted cash and restricted cash equivalents:			
Cash and cash equivalents	$ 105,996	$ 104,903	$ 121,969
Restricted cash and restricted cash equivalents	—	363	39,604
Noncurrent restricted cash equivalents	—	—	1,790,500
Total cash, cash equivalents, and restricted cash equivalents shown in the statement of cash flow	$ 105,996	$ 105,266	$ 1,952,073
Non-cash activity:			
Equipment acquired under finance leases	$ 12,319	$ 12,404	$ 25,217

The accompanying notes are an integral part of the consolidated financial statements.

(In thousands, except per share data)

1. Operations and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

Forward Air Corporation and its subsidiaries (the “Company”) is a leading asset-light freight and logistics company. The Company has three reportable segments: Expedited Freight, Omni Logistics ("Omni") and Intermodal. The Company conducts business in North and South America, Europe, and Asia.

The Expedited Freight segment provides expedited regional, inter-regional and national less-than-truckload (“LTL”) and truckload services in the United States. Expedited Freight also offers customers local pick-up and delivery and other services including shipment consolidation and deconsolidation, warehousing, customs brokerage and other handling services.

The Omni Logistics segment provides a full suite of global logistics services. Services include air and ocean freight consolidation and forwarding, custom brokerage, warehousing and distribution, value-added services, time-definite transportation services and other supply chain solutions. Omni Logistics was acquired in January 2024.

The Intermodal segment provides first- and last-mile high value intermodal container drayage services both to and from seaports and railheads in the United States. Intermodal also offers dedicated contract and container freight station (“CFS”) warehouse and handling services.

The Company’s consolidated financial statements include Forward Air Corporation and its wholly-owned and majority owned domestic and foreign subsidiaries and any variable interest entities ("VIEs") resulting from the acquisition of Omni Newco LLC ("Omni Acquisition"). Intercompany accounts and transactions have been eliminated in consolidation. A noncontrolling interest in a consolidated subsidiary represents the portion of equity (net assets) in a subsidiary, not attributable, directly or indirectly, to the Company. Noncontrolling interests are presented as a separate component of equity in the consolidated balance sheet and the presentation of net (loss) income presents losses attributable to controlling and noncontrolling interests.

In December 2023, the Board of Directors (the “Board”) of the Company approved a strategy to divest of the Final Mile business (“Final Mile”), and the sale of Final Mile was completed on December 20, 2023. Final Mile provided delivery and installation of heavy bulky appliances such as washing machines, dryers, dishwashers and refrigerators throughout the United States. As a result of the divestiture of the Final Mile business, the results of operations for Final Mile are presented as a discontinued operation in the Consolidated Statements of Operations and Comprehensive (Loss) Income for all periods presented. Unless otherwise noted, amounts, percentages and discussion for all periods reflect the results of operations, financial condition and cash flows from the Company’s continuing operations. Refer to Note 2, *Discontinued Operation and Held for Sale,* for further discussion.

Umbrella Partnership C Structure

In connection with the Omni Acquisition, the Company completed an entity restructuring where the Company created Clue Opco LLC ("Opco"). Opco is considered a VIE, and the Company is the managing member. As the managing member of Opco, the Company operates and controls all of the business and affairs of Opco, and through Opco and its subsidiaries, conducts its business. The Company holds the sole voting interest in, and controls the management of, Opco and has the obligation to absorb losses of and receive benefits from Opco, which could be significant. The Company consolidated Opco in its consolidated financial statements and reports a noncontrolling interest related to the Opco Class B Units held by the members of Opco (other than the Class A Units held by the Company) on its consolidated financial statements. All of the Company’s assets are held by, and all of its operations are conducted through Opco.

As of December 31, 2025 the Company holds 31,089 Class A Units in Opco and the existing direct and certain indirect former equity holders of Omni (“Omni Holders”) hold 8,760 units of Opco designated as “Class B Units” (“Opco Class B Units”) and 8,760 corresponding Company Series B Preferred Units which together are exchangeable into 8,760 common shares of the Company. Opco is governed by an amended and restated limited liability company agreement of Opco that became effective at the Closing (“Opco LLCA”). Additionally, the Company, Opco, Omni Holders and certain other parties entered into a tax receivable agreement (the “Tax Receivable Agreement” or "TRA"), which sets forth the agreement among the parties regarding the sharing of certain tax benefits realized by the Company as a result of the Omni Acquisition. Pursuant to the Tax Receivable Agreement, the Company is generally obligated to pay certain Omni Holders 83.5% of (a) the total tax

(In thousands, except per share data)

benefit that the Company realizes as a result of increases in tax basis in Opco's assets resulting from certain actual or deemed distributions and the future exchange of units of Opco for shares of securities of the Company (or cash) pursuant to the Opco LLCA, (b) certain pre-existing tax attributes of certain Omni Holders that are corporate entities for tax purposes, (c) the tax benefits that the Company realizes from certain tax allocations that correspond to items of income or gain required to be recognized by certain Omni Holders, and (d) other tax benefits attributable to payments under the Tax Receivable Agreement.

The Company consolidates the financial results of Opco, and reports a noncontrolling interest related to the Opco Class B Units held by noncontrolling interest holders on its consolidated financial statements. The noncontrolling interests on the accompanying Consolidated Statements of Operations and Comprehensive (Loss) Income represent the portion of the income attributable to the economic interests in Opco held by the noncontrolling holders of the Opco Class B Units calculated based on the weighted average noncontrolling interests' ownership during the periods presented. Upon conversion of any Opco Class B Units into common stock of the Company, the basis of the converted units is removed from the noncontrolling interest based on the change in the economic interests of Opco and recorded to common stock at par value and any excess is recorded to additional paid-in capital.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency

Foreign currency amounts attributable to foreign operations have been translated into United States dollars. Assets and liabilities are translated to United States dollars at period-end exchange rates and income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are included in "Accumulated other comprehensive loss" in stockholders' equity within the Consolidated Balance Sheets and gains and losses, which result from foreign currency transactions, are included in the Consolidated Statements of Operations and Comprehensive (Loss) Income.

Cash and Cash Equivalents

Cash as of December 31, 2025 and 2024 of $105,523 and $103,447, respectively, consisted of cash on hand and bank deposits. Cash equivalents as of December 31, 2025 and 2024 of $473 and $1,456, respectively, consisted of money market deposits. The Company considers all investments with an original maturity of three months or less to be cash and cash equivalents.

Allowance for Doubtful Accounts and Revenue Adjustments

The Company has a broad range of customers, including freight forwarders, third-party logistics companies, passenger and cargo airlines, steamship lines, and retailers, located across a diverse geography. In circumstances in which the Company is aware of a specific customer's inability to meet its financial obligations to the Company, the Company records a specific reserve in order to reduce the net recognized accounts receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes a general reserve based on a percentage of revenue to ensure accounts receivables are properly recorded at the net amount expected to be collected. The Company sets the general reserve based on historical collection experience combined with forecasts about any expected changes to the collection experience. Accounts are written off after all means of collection, including legal action, have been exhausted.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of 30 to 40 years for building and improvements, three to ten years for equipment, the lesser of the estimated useful life or the initial lease term for leasehold improvements and five years for computer software. Expenditures for maintenance and repairs are charged to expense as incurred.

(In thousands, except per share data)

For internally developed software, all costs incurred during planning and evaluation are expensed. Costs incurred during the application development stage are capitalized and included in property and equipment. Capitalized software also includes software acquired for internal use. In the fourth quarter of the year ended December 31, 2025, the Company recorded an impairment of $3,566 reflected in "Other operating expenses" for abandoned software development.

Property and equipment as of December 31, 2025 and 2024 consisted of the following:

	December 31, 2025	December 31, 2024
Land	$ 26,517	$ 26,517
Buildings and improvements	95,855	95,801
Equipment	370,039	364,412
Leasehold improvements	86,768	68,459
Computer software	54,677	47,456
Construction in progress	4,047	16,398
Total property and equipment	637,903	619,043
Less accumulated depreciation and amortization	(340,021)	(292,855)
Total property and equipment, net	$ 297,882	$ 326,188

Property and equipment includes financed leased assets with cost of $78,267 and $75,168, as of December 31, 2025 and 2024, respectively, and accumulated amortization of $42,100 and $30,805, as of December 31, 2025 and 2024, respectively.

Cloud Computing Costs

The Company capitalizes the costs incurred during the implementation stage for cloud computing or hosting arrangements. Costs incurred in the preliminary project stage and post-implementation stage, which includes maintenance and training costs, are expensed as incurred. Capitalized implementation costs are amortized using the straight-line method over three to five years and are recorded in “Prepaid expenses” and “Other assets” in the Consolidated Balance Sheets. In the fourth quarter of the year ended December 31, 2025, the Company recorded an impairment of $16,199 reflected in "Other operating expenses" for abandoned software implementation costs.

Goodwill, Intangible Assets and Other Long-Lived Assets

The Company tests goodwill for impairment, at the reporting unit level, annually and when events or circumstances indicate that fair value of a reporting unit may be below its carrying value. A reporting unit is an operating segment or one level below an operating segment, for example, a component.

The annual test of goodwill was performed for each of the reporting units with goodwill balances as of June 30 in 2025 and 2024. To complete the Omni goodwill test, we determined the fair value of the reporting unit using the discounted cash flow model ("DCF") and a guideline public company approach with 50% of the value determined using the DCF and 50% of the value using the market approach. No reporting units were impaired as a result of the 2025 annual test, however the 2024 annual test resulted in a goodwill impairment charge totaling $1,028,397 which all relates to the Omni reporting unit. This reporting unit was acquired on January 25, 2024. Primarily due to a decrease in the market value of the Company’s common stock during the second quarter of 2024, as a result of many factors including, but not limited to, general market factors, credit rating downgrades, and changes in executive leadership, and the inherent uncertainty associated with the combined enterprise, the Omni reporting unit’s fair value was determined to be less than its carrying value. As a result, the Company recorded a non-cash impairment charge of $1,092,741 during the three and six months ended June 30, 2024. Subsequent retrospective adjustments made during the three months ended September 30, 2024 and December 31, 2024, of $14,751 additional impairment and $79,095 reduction, respectively, resulted in $1,028,397 total goodwill impairment expense for the year ended December 31, 2024. The goodwill impairment expense was recorded in the Impairment of goodwill caption on the Consolidated Statement of Operations and Comprehensive (Loss) Income.

(In thousands, except per share data)

Finite-Lived Intangible Assets and Other Long-Lived Assets

The Company reviews its long-lived assets, which include intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation for recoverability is performed at a level where independent cash flows may be attributed to either an asset or asset group. The analysis differs from our goodwill impairment test in that an intangible or other long-lived asset impairment is only deemed to have occurred if the sum of the forecasted undiscounted cash flows related to the assets being evaluated is less than the carrying value of the assets. If the forecasted net cash flows are less than the carrying value, then the assets are written down to estimated fair value. We did not identify any impairments of definite-lived assets for the year ended December 31, 2025 and 2024.

Changes in the carrying amount of goodwill during the years ended December 31, 2025, 2024 and 2023 are summarized as follows:

	Expedited Freight	Omni Logistics	Intermodal	Consolidated
Balance as of December 31, 2023	$ 141,720	$ —	$ 136,986	$ 278,706
Acquisition	—	1,272,403	—	1,272,403
Impairment	—	(1,028,397)	—	(1,028,397)
Balance as of December 31, 2024	$ 141,720	$ 244,006	$ 136,986	$ 522,712
Acquisition	—	—	—	—
Impairment	—	—	—	—
Balance as of December 31, 2025	$ 141,720	$ 244,006	$ 136,986	$ 522,712

The Company's accumulated goodwill impairment is $1,054,083 related to impairment charges the Company recorded during 2016 pertaining to its Truckload Services ("TLS") reporting unit of $25,686, and $1,028,397 from the Omni transaction. The TLS reporting unit operates within the Expedited Freight reportable segment.

The Company amortizes certain acquired identifiable intangible assets on a straight-line basis over their estimated useful lives, which range from one year to 20 years. The acquired intangible assets have a weighted-average useful life as follows:

Intangible Assets	Weighted-Average Useful Life
Customer relationships	14 years
Non-compete agreements	4 years
Trade names	5 years

For the years ended December 31, 2025, 2024 and 2023, acquired intangible asset amortization was $92,425, $85,873 and $16,039, respectively. The Company estimates amortization of existing intangible assets will be $90,563 in 2026, $89,102 in 2027, $85,205 in 2028, $76,737 in 2029, and $75,425 in 2030.

(In thousands, except per share data)

Changes in the carrying amount of acquired intangible assets during 2025 and 2024 are summarized as follows:

	Gross Carrying Amount			
	Customer Relationships[1]	Non-Compete Agreements	Trade Names	Total
Balance as of December 31, 2023	$ 253,914	$ 6,407	$ 1,500	$ 261,821
Acquisition	903,800	23,400	23,100	950,300
Balance as of December 31, 2024	$ 1,157,714	$ 29,807	$ 24,600	$ 1,212,121
Expired agreements	—	(3,877)	—	(3,877)
Balance as of December 31, 2025	$ 1,157,714	$ 25,930	$ 24,600	$ 1,208,244

[1]Carrying value as of December 31, 2025, 2024, and 2023 is inclusive of $16,501 of accumulated impairment.

	Accumulated Amortization			
	Customer Relationships	Non-Compete Agreements	Trade Names	Total
Balance as of December 31, 2023	$ 118,993	$ 6,539	$ 1,500	$ 127,032
Amortization expense	74,926	6,712	4,235	85,873
Balance as of December 31, 2024	$ 193,919	$ 13,251	$ 5,735	$ 212,905
Amortization expense	80,489	7,316	4,620	92,425
Expired agreements	—	(3,877)	—	(3,877)
Balance as of December 31, 2025	$ 274,408	$ 16,690	$ 10,355	$ 301,453

Accrued Expenses

Accrued expenses as of December 31, 2025 and 2024 consisted of the following:

	December 31, 2025	December 31, 2024
Accrued payroll and related items	$ 47,384	$ 54,313
Insurance and claims accruals	24,943	23,021
Payables to Leased Capacity Providers	12,170	11,493
Accrued interest payable	29,925	31,009
Accrued expenses	$ 114,422	$ 119,836

(In thousands, except per share data)

Other Current Liabilities

Other current liabilities as of December 31, 2025 and 2024 consisted of the following:

	December 31, 2025	December 31, 2024
Tax liabilities	$ 4,382	$ 5,946
Accrued legal and professional fees	6,868	11,041
Deferred revenue	13,184	9,899
Other liabilities	44,696	18,262
Other current liabilities	$ 69,130	$ 45,148

Self-Insurance Loss Reserves

The Company's licensed motor carrier contracts with independent contractor fleets, owner-operators and other third-party transportation capacity providers represent most of its transportation services. The Company's independent contractor fleet owners and owner-operators lease their equipment to the Company ("Leased Capacity Providers") and own, operate and maintain their own tractors and employ their own drivers. Under U.S. Department of Transportation regulations, the Company is liable for bodily injury and property damage caused by the Leased Capacity Providers and employee drivers while they are operating equipment under the Company's various motor carrier authorities. The potential liability associated with any accident can be severe and occurrences are unpredictable. Also, from time to time, when brokering freight, the Company may face claims for the "negligent selection" of outside, contracted carriers that are involved in accidents, and the Company maintains third-party liability insurance coverage.

The Company provides for the estimated costs of vehicle liability and workers' compensation claims both reported and for claims incurred but not reported. The amount of self-insurance loss reserves and loss adjustment expenses is determined based on an estimation process that uses information obtained from both Company-specific and industry data, as well as general economic information. The most significant assumptions used in the estimation process include determining the trend in loss costs, the expected consistency in the frequency and severity of claims incurred but not yet reported, changes in the timing of the reporting of losses from the loss date to the notification date, and the expected costs to settle unpaid claims. The Company estimates its self-insurance loss exposure by evaluating the merits and circumstances surrounding individual known claims and through actuarial analysis to determine an estimate of probable losses on claims incurred but not reported. The Company accrues for the costs of the uninsured portion of pending claims, based on the nature and severity of individual claims and historical claims development trends. Estimating the number and severity of claims, as well as related judgment or settlement amounts is inherently difficult. Failure to establish sufficient insurance reserves and adequately estimate for future insurance claims may cause unfavorable differences between actual self-insurance costs and the reserve estimates.

As of December 31, 2025 and 2024, the Company recorded self-insurance loss reserves of $69,549 and $65,112, respectively, inclusive of reserves in excess of the self-insured retention limit that are expected to be reimbursed from insurance carriers. As of December 31, 2025, $24,943 was recorded in "Accrued expenses" and $44,606 was recorded in "Other long-term liabilities" in the Consolidated Balance Sheets. As of December 31, 2024, $23,021 was recorded in "Accrued expenses" and $42,091 was recorded in "Other long-term liabilities" in the Consolidated Balance Sheets.

As of December 31, 2025 and 2024, the Company recognized a receivable for insurance proceeds and a corresponding claims payable for vehicle liability and workers' compensation claims in excess of the self-insured retention limit. As of December 31, 2025 and 2024, the company recorded $21,147 and $19,791, respectively, in "Other long-term assets" and "Other long-term liabilities" in the Consolidated Balance Sheets.

Revenue Recognition

Revenue is recognized when the Company satisfies the performance obligation by the delivery of a shipment in accordance with contractual agreements, bills of lading and general tariff provisions. The amount of revenue recognized is measured as the consideration the Company expects to receive in exchange for those services pursuant to a contract with a customer. A contract exists once the Company enters into a contractual agreement with a customer. The Company does not recognize revenue in cases where collectability is not probable, and defers recognition until collection is probable or payment is received.

The Company generates revenue from the delivery of a shipment and the completion of related services. Revenue for the delivery of a shipment is recorded over time to coincide with when customers simultaneously receive and consume the benefits of the delivery services. Accordingly, revenue billed to a customer for the transportation of freight are recognized over the transit period as the performance obligation to the customer is satisfied. The Company determines the transit period for a shipment based on the pick-up date and the delivery date, which may be estimated if delivery has not occurred as of a reporting period. The determination of the transit period and how much of it has been completed as of a given reporting date may require the Company to make judgments that impact the timing of revenue recognized. For delivery of shipments with a pick-up date in one reporting period and a delivery date in another reporting period, the Company recognizes revenue based on relative transit time in each reporting period. A portion of the total revenue to be billed to the customer after completion of a delivery is recognized in each reporting period based on the percentage of total transit time that has been completed at the end of the applicable reporting period. Upon delivery of a shipment or related service, customers are billed according to the applicable payment terms. Related services are a separate performance obligation and include accessorial charges such as terminal handling, storage, and equipment rentals. We also provide certain value-added logistics services, such as customs brokerage, fee-based managed services, and warehousing services. These services may include one or more performance obligations, which are generally satisfied over the service period as we perform our obligations. The service period may be a very short duration, in the case of customs brokerage, or it may be longer in the case of warehousing, managed services, and supply chain consulting and optimization services. Pricing for our services is established in the customer contract and is dependent upon the specific needs of the customer but may be agreed upon at a fixed fee per transaction, labor hour, or service period.

Revenue is classified based on the line of business as the Company believes that best depicts the nature, timing and amount of revenue and cash flows. For all lines of business, the Company records revenue on a gross basis as it is the principal in the transaction as the Company has discretion to determine the amount of consideration. Additionally, the Company has the discretion to select drivers and other vendors for the services provided to customers.

Leases

The Company accounts for leases under Accounting Standards Codification 842, *Leases,* ("ASC 842"), where lessees are required to record an asset (right-of-use asset or finance lease asset) and a lease liability. ASC 842 allows for two types of leases for recognition purposes: operating leases and finance leases. Operating leases result in the recognition of a single lease expense on a straight-line basis over the lease term, while finance leases result in an accelerated expense. The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the contract period. All leases greater than 12 months result in the recognition of a right-of-use asset and liability at the lease commencement date based on the present value of the lease payments over the lease term. The present value of the lease payments is calculated using the applicable weighted-average discount rate. The weighted-average discount rate is based on the discount rate implicit in the lease, or if the implicit rate is not readily determinable from the lease, then the Company estimates an applicable incremental borrowing rate. The incremental borrowing rate is estimated based on the contractual lease term and the Company's applicable borrowing rate.

Business Combinations

Upon the acquisition of a business, the fair value of the assets acquired and liabilities assumed are estimated, which may require judgment regarding the identification of acquired assets and liabilities assumed. Once the acquired assets and assumed liabilities are identified, the fair value of the assets and liabilities are estimated using a variety of approaches that require significant judgments. For intangible assets, significant judgments include, but are not limited to, future cash flows, selection of discount rates, determination of terminal growth rates, and estimated useful life and pattern of use of the underlying intangible assets. For tangible assets, significant judgments include, but are not limited to, current market values, physical and functional obsolescence of the assets, and remaining useful lives. Consideration is paid in the form of cash, and at times equity, and paid upon closing while contingent consideration is paid upon the satisfaction of a future obligation. If contingent consideration is included as a component of the consideration, the Company values the consideration as of the acquisition date.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Refer to Note 7, Income Taxes, for further discussion.

Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during each period. Restricted shares have non-forfeitable rights to dividends and as a result, are considered participating securities for purposes of computing net income (loss) per common share pursuant to the two-class method. Diluted net income (loss) per common share assumes the exercise of outstanding stock options and the vesting of performance share awards using the treasury stock method when the effects of such assumptions are dilutive.

A reconciliation of net (loss) income attributable to Forward Air and weighted-average common shares outstanding for purposes of calculating basic and diluted net income (loss) per share during the years ended December 31, 2025, 2024 and 2023 is as follows:

Forward Air Corporation
Notes to Consolidated Financial Statements (Continued)
December 31, 2025
(In thousands, except per share data)

	2025	2024	2023
Numerator:			
Net (loss) income	$ (141,725)	$(1,131,228)	$ 167,351
Less, net (loss) income from continuing operations attributable to noncontrolling interest	(33,929)	(314,259)	—
Less, (loss) income from discontinued operations net of tax	—	(6,387)	124,548
Adjustments to net (loss) income attributable to the Company	—	26,552	—
Net (loss) income attributable to Forward Air	$ (107,796)	$ (837,134)	$ 42,803
(Loss) income allocated to participating securities from continuing operations	—	—	(220)
(Loss) income allocated to participating securities from discontinued operations	—	—	(639)
(Loss) income allocated to participating securities	—	—	(859)
Numerator for basic and diluted net (loss) income per share for continuing operations	$ (107,796)	$ (837,134)	$ 42,583
Numerator for basic and diluted net (loss) income per share for discontinued operations	$ —	$ (6,387)	$ 123,909
Denominator:			
Denominator for basic net (loss) income per share - weighted-average number of common shares outstanding	30,718	27,540	25,913
Dilutive effect of stock awards	—	—	90
Denominator for diluted net (loss) income per share - weighted-average number of common shares and common share equivalents outstanding	30,718	27,540	26,003
Basic net (loss) income per share:			
Continuing operations	$ (3.51)	$ (30.40)	$ 1.64
Discontinued operations	—	(0.23)	4.78
Net (loss) income per basic share	$ (3.51)	$ (30.63)	$ 6.42
Diluted net (loss) income per share:			
Continuing operations	$ (3.51)	$ (30.40)	$ 1.64
Discontinued operations	—	(0.23)	4.77
Net (loss) income per diluted share[1]	$ (3.51)	$ (30.63)	$ 6.40

[1] Rounding may impact summation of amounts.

The number of shares that were not included in the calculation of net income (loss) per diluted share because to do so would have been anti-dilutive for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Anti-dilutive stock options	31	280	112
Anti-dilutive performance shares	490	5	18
Anti-dilutive restricted shares and deferred stock units	542	154	67
Total anti-dilutive shares	1,063	439	197

(In thousands, except per share data)

Share-Based Compensation

The Company grants awards under the stock incentive plans to certain employees of the Company. The awards include stock options, restricted shares and performance shares. The fair value of the stock options is estimated on the grant date using the Black-Scholes option pricing model, and share-based compensation expense is recognized on a straight-line basis over the three-year vesting period. The fair value of the restricted shares is the quoted market value of the Company's common stock on the grant date, and the share-based compensation expense is recognized on a straight-line basis over the vesting period. For certain performance shares, the fair value is the quoted market value of the Company's common stock on the grant date less the present value of the expected dividends not received during the relevant period. For these performance shares, the share-based compensation expense is recognized on a straight-line basis over the vesting period based on the projected assessment of the level of performance that will be achieved. The fair value of other performance shares that have a financial target of the Company's total shareholder return as compared to the total shareholder return of a selected peer group, is estimated on the grant date using a Monte Carlo simulation model. The share-based compensation expense is recognized on a straight-line basis over the vesting period. All share-based compensation expense is recognized in salaries, wages and employee benefits in the Consolidated Statements of Comprehensive Income. Refer to Note 6, *Stock Incentive Plan*, for further discussion.

New Accounting Standards Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance in this ASU expands the disclosure requirements for income taxes by requiring greater disaggregation of information in the income tax rate reconciliation and disaggregation of income taxes paid by jurisdiction. The guidance in this ASU is effective for all public entities for fiscal years beginning after December 15, 2024. The Company adopted the new guidance for the year ended December 31, 2025 and had provided all new disclosure requirements in Footnote 7, Income Taxes.

Recently Issued Accounting Standards Not Yet Adopted

In September 2025, the FASB issued ASU 2025-06, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40)." The ASU updates the guidance on accounting for internal-use software costs by (i) removing all references to software development stages, and (ii) requiring that an entity capitalize software costs when both management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. This ASU is effective for annual and interim periods beginning in 2028. Early adoption is permitted. The Company is currently evaluating the impact of the new standard.

2. Discontinued Operations and Held for Sale

Sale of Final Mile

On December 20, 2023, the Company completed the sale of the Final Mile business for estimated total cash consideration of $260,916. The results of operations of Final Mile, have been presented under the caption "Income (loss) from discontinued operations, net of tax" in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2024 and 2023. A final net working capital settlement of $6,387 was the only activity during the year ended December 31, 2024.

(In thousands, except per share data)

A summary of the results of operations classified as a discontinued operations, net of tax, in the Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2023 is as follows:

Operating revenue	$	273,873
Operating expenses:		
Purchased transportation		158,233
Salaries, wages and employee benefits		51,304
Operating leases		12,325
Depreciation and amortization		5,212
Insurance and claims		2,586
Fuel expense		305
Other operating expenses		36,842
Total operating expenses		266,807
Income from discontinued operations		7,066
Gain (loss) on sale of business		155,829
Income from discontinued operations before income taxes		162,895
Income tax expense		38,347
Income (loss) from discontinued operations, net of tax	$	124,548

(In thousands, except per share data)

3. Acquisitions

Acquisition of Omni

On January 25, 2024, (the "Closing") the Company completed the acquisition of Omni Newco, LLC (the "Omni Acquisition") pursuant to the Agreement and Plan of Merger, dated as of August 10, 2023 (the "Merger Agreement," and as amended by Amendment No. 1, dated as of January 22, 2024, the "Amended Merger Agreement"). Omni, headquartered in Dallas, Texas, is an asset-light, high-touch logistics and supply chain management company with customer relationships in high-growth end markets. Omni delivers domestic and international freight forwarding, fulfillment services, customs brokerage, distribution, and value-added services for time-sensitive freight to U.S.-based customers operating both domestically and internationally. Pursuant to the Amended Merger Agreement, through a series of transactions involving the Company's direct and indirect subsidiaries (collectively, with the other transactions contemplated by the Amended Merger Agreement and the other Transaction Agreements referred to therein, the "Transactions"), the Company acquired Omni for a combination of (a) $1,643,502 in cash (which includes pre-acquisition Omni costs of approximately $80 million and the extinguishment of $1,543,003 in Omni's indebtedness) and (b) Equity Consideration issued at Closing consisting of: (i) 700 shares of the Company's common stock, (ii) 4,435 Opco Class B Units (as defined below) and corresponding fractional Company Series B Preferred Units (as defined below) which together, were at Closing exchangeable into 4,435 shares of the Company's common stock at the option of the holder, (iii) 1,210 fractional Company Series C Preferred Units (as defined below), and (iv) 7,670 units of Opco Series C-2 Preferred Units.

Upon approval of the Company's shareholders at the 2024 Annual Shareholders Meeting held on June 3, 2024 (the "Conversion Approval"), the 1,210 Company Series C Preferred Units were converted into 1,210 shares of the Company's common stock, and 7,670 Opco Series C-2 Preferred Units were converted to 7,760 Opco Class B Units and the same corresponding number of Company Series B Preferred Units, resulting in 30.5% economic interest in Opco. The fair value of the Equity Consideration was determined based on the price of Company's common stock at the acquisition date as adjusted for an illiquidity discount. Please refer to the sections in Note 5, Shareholders' equity, for descriptions of the Company Series B Preferred Stock, Company Series C Preferred Stock, Opco Class B Units, and Opco Series C-2 Preferred Units.

Prior to the consummation of the Transactions, the Company completed a restructuring to create an umbrella partnership C corporation (as described earlier), pursuant to which, among other things, the Company contributed all of its operating assets, as well as the assets and liabilities acquired in the Omni Acquisition, to Opco. The related purchase accounting for the Omni Acquisition was included in Opco and the noncontrolling interest related to Opco Class B Units and Opco Series C-2 Preferred Units (totaling a 30.5% economic interest in Opco) was measured and recognized based on the fair market value of net assets acquired in the Omni Acquisition and the historical carrying value of the Company's operating assets so contributed. Additionally, pursuant to the Tax Receivable Agreement (as defined below), the Company recorded contingent consideration associated with potential payments to be made for the tax benefits related to the 700 shares of Company common stock issued at the Closing, and such contingent consideration was measured at fair value based on the expected future tax benefit payments to be made to certain Omni Holders (as defined earlier).

The Omni Acquisition enables the Company to provide a differentiated service offering and expanded geographic footprint to customers. In addition, the combination of these complementary businesses allows the Company to deliver integrated global supply chain solutions for customers' most service-sensitive logistics needs. Goodwill, recognized related to the purchase, represents planned operational synergies, expanded geographic reach of our services, and strategic market positioning. The results of Omni have been included in the Consolidated Financial Statements as of and from the date of acquisition. The associated goodwill has been included in the Omni reportable segment and is not expected to be deductible for tax purposes.

Details of consideration paid are included in the Purchase Price Allocation table within this footnote.

(In thousands, except per share data)

Business Combination Accounting - Omni Logistics

We accounted for the Omni purchase using the acquisition method of accounting under U.S. generally accepted accounting Assets acquired and liabilities assumed as of the acquisition date are presented in the following table:

	January 26, 2024 Opening Balance Sheet as Reported at March 31, 2024	Adjustments	January 26, 2024 Opening Balance Sheet as Reported at December 31, 2024
Consideration Transferred			
Cash consideration paid	$ 1,643,502	$ —	$ 1,643,502
Contingent consideration	13,270	—	13,270
Equity Consideration[1]	656,881	(39,413)	617,468
Total purchase price and noncontrolling interest	2,313,653	(39,413)	2,274,240
Fair Value of Assets Acquired and Liabilities Assumed			
Cash and cash equivalents acquired	78,260	(10,977)	67,283
Accounts receivable	181,570	10,441	192,011
Property and equipment	75,292	14,082	89,374
Other assets	35,639	(3,084)	32,555
Operating lease right-of-use assets	234,025	13,665	247,690
Customer relationships	1,062,729	(158,929)	903,800
Non-compete agreements	42,509	(19,109)	23,400
Trademarks and other	42,510	(19,410)	23,100
Total assets acquired	1,752,534	(173,321)	1,579,213
Current liabilities	156,408	(368)	156,040
Finance lease obligations	14,606	2,977	17,583
Operating lease liabilities	234,025	13,844	247,869
Other liabilities	643	(559)	84
Deferred income taxes	133,673	22,127	155,800
Total liabilities assumed	539,355	38,021	577,376
Goodwill	$ 1,100,474	$ 171,929	$ 1,272,403

[1]Includes (i) $84,138 related to the issuance of the 700 common shares and 1.21 shares of Series C Preferred Stock, (ii) $345,003 related to the fair value of the Class B Opco units and (iii) $188,327 related to the fair value of the noncontrolling interest retained by the Omni Holders. In consolidation, the Class B Opco units are eliminated and $121,379 is recorded to additional paid-in capital as an equity transaction and $223,284 is recorded to noncontrolling interest representing the Omni Holders share of the historical carrying value of the Company's net operating assets.

For the year ended December 31, 2025 and 2024, the Company recorded $31,473 and $81,467 of transactions and integration costs incurred in connection with the Omni Acquisition, respectively. The transaction and integration costs were recorded in "Other operating expenses" in the Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income.

The estimated useful life of Omni acquired intangible assets as of the acquisition date are summarized in the following table:

	Years
Customer relationships	14 years
Non-compete agreements	4 years
Trademarks and other	5 years

Supplemental Pro Forma Information

The following table represents the pro forma financial information as if Omni had been included in the consolidated results of the Company since January 1, 2023 (unaudited and in thousands):

	Year Ended	
	December 31, 2024	December 31, 2023
Pro forma revenue	$ 2,556,262	$ 2,659,431
Pro forma net loss from continuing operations	(1,190,392)	(159,425)

The pro forma financial information adjusts the net loss for amortization of the intangible assets and the fair value adjustments of the assets acquired in connection with the Omni Acquisition as if the Closing had occurred on January 1, 2023. The one year acquisition measurement period closed on the anniversary of the transaction.

Acquisition of Land Air Express

In January 2023, the Company acquired certain assets of Land Air Express, Inc. ("Land Air") for $56,567. Land Air, headquartered in Bowling Green, Kentucky, offers a variety of less-than-truckload services including guaranteed, standard, exclusive, same day, hot shot and pickup and delivery, and operates in over 25 terminals across the United States. The acquisition of Land Air is expected to accelerate the expansion of the Company's national terminal footprint, particularly in the middle part of the United States, and strategically position the Company to better meet the current and future needs of customers. The acquisition was funded using cash flow from operations and proceeds from the Company's credit facility. The results of Land Air have been included in the Company's Consolidated Financial Statements as of and from the date of acquisition. The associated goodwill has been included in the Company's Expedited Freight reportable segment.

	Land Air
	January 31, 2023
Tangible assets:	
Property and equipment	$ 738
Total tangible assets	738
Intangible assets:	
Customer relationships [1]	35,200
Goodwill	20,629
Total intangible assets	55,829
Total assets acquired	56,567
Net assets acquired [2]	$ 56,567

[1] Estimated useful life of 15 years

[2] No liabilities were assumed in relation to the Land Air transaction.

(In thousands, except per share data)

4. Indebtedness

Long-term debt consisted of the following as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Term Loan, expiring 2030	$ 1,045,000	$ 1,045,000
Senior Secured Notes, maturing 2031	725,000	725,000
Debt issuance discount	(47,467)	(54,067)
Debt issuance costs	(35,285)	(40,003)
Total long-term debt	$ 1,687,248	$ 1,675,930

Senior Secured Notes

In a private offering exempt from registration under the Securities Act, the Company issued $725,000 in secured debt due 2031 (the “Notes”). The Notes bear interest at a rate of 9.5% per annum, payable semiannually in cash in arrears on April 15 and October 15 of each year, commencing April 15, 2024. The Notes were issued at 98.0% of the face amount and matures on October 15, 2031, with total principal due at such date. The Notes were issued pursuant to an indenture, dated as of October 2, 2023, between the Company and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent.

The Notes are guaranteed on a senior secured basis by us and each of Company’s existing and future domestic subsidiaries (subject to certain exceptions). Prior to October 15, 2026, the Company may redeem some or all of the Notes at any time and from time to time at a redemption price equal to 100.000% of the principal amount thereof plus the applicable “make-whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. On or after October 15, 2026, the Company may redeem some or all of the Notes at the following prices (expressed as a percentage of principal), plus in each case accrued and unpaid interest, if any, to, but excluding, the redemption date: (a) in the case of a redemption occurring during the 12-month period commencing October 15, 2026, at a redemption price of 104.750%; (b) in the case of a redemption occurring during the 12-month period commencing on October 15, 2027, at a redemption price of 102.375%; and (c) in the case of a redemption occurring on or after October 15, 2028, at a redemption price of 100.000%. In addition, at any time prior to October 15, 2026, the Company may redeem up to 40.000% of the original aggregate principal amount of the Notes in an amount not to exceed the amount of net cash proceeds from one or more equity offerings at a redemption price equal to 109.5% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Upon the occurrence of a “change of control”, the Company will be required to offer to repurchase all of the outstanding principal amount of the Notes at a purchase price of 101.000% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Credit Agreement

The Company has a credit agreement (the “Credit Agreement”) with Citibank, N.A., as administrative agent and collateral agent and as initial term loan lender. Pursuant to the Credit Agreement, the Company obtained senior secured term B loans in an aggregate principal amount of $1,125,000 (the “New Term Loans”) and the ability to draw down up to $300,000 under the Revolving Credit Facility. No borrowings under the Revolving Credit Facility were made in connection with the Omni Acquisition. The New Term Loans bear interest based, at the Company’s election, on (a) SOFR plus an applicable margin or (b) the base rate plus an applicable margin. The base rate is equal the highest of the following: (i) the prime rate; (ii) 0.50% above the overnight federal funds rate; and (iii) the one-month SOFR plus 1.00%. The applicable margin for SOFR loans is 4.50% and the applicable margin for base rate loans is 3.50%. The New Term Loans were issued at 96.0% of the face amount and matures on December 19, 2030. Additionally, the New Term Loans are subject to customary amortization of 1.00% per year, and such amortization required over the term of the New Term Loans was paid in the year ended December 31, 2024 as part of the Company's $80,000 paydown of the New Term Loans. Accordingly, no remaining principal payments are due until maturity on December 19, 2030.

(In thousands, except per share data)

The Revolving Credit Facility will mature on January 25, 2029. Loans made under the Revolving Credit Facility bear interest based, at the Company's election, on (a) SOFR plus an applicable margin or (b) the base rate plus an applicable margin. The applicable margin can range from 3.75% to 4.25% for SOFR loans and from 2.75% to 3.25% for base rate loans, in each case depending on the Company's first lien net leverage ratio, as set forth in the Credit Agreement. The Company also incurs a 0.5% commitment fee on any unused portion of the Revolving Credit Facility. As of December 31, 2025, the Company has $261,323 available for borrowings under the Revolving Credit Facility. The Company's obligations under the Credit Agreement are guaranteed on a senior secured basis by the Company and each of its existing and future domestic subsidiaries (subject to customary exceptions).

Both the Notes and Revolving Credit Facility contain covenants that, among other things, restrict the ability of the Company, without the approval of the required lenders, to engage in certain mergers, consolidations, asset sales, dividends and stock repurchases, investments, and other transactions or to incur liens or indebtedness in excess of agreed thresholds, as set forth in the Credit Agreement. The Revolving Credit Facility's terms also include a financial covenant which requires the Company to maintain a specific leverage ratio as follows: (i) 6.50:1.00 (for the fourth quarter of 2025), (ii) 6.25:1.00 (for the first quarter of 2026), (iii) 6.00:1.00 (for the second quarter of 2026), (iv) 5.75:1.00 (for the third quarter of 2026), (vi) 5.50:1.00 (for the fourth quarter of 2026 and thereafter). The Credit Agreement contains cross-default provisions. As such, if the requisite revolving lenders were to declare the amounts outstanding under the Revolving Credit Facility to be immediately due and payable as a result of a breach thereunder, the term loan lenders would have the right to accelerate the outstanding term loans and exercise other remedies available under the Credit Agreement. As of December 31, 2025, the Company was in compliance with all aforementioned covenants.

As of December 31, 2025 and 2024, the Company had no outstanding borrowings under the Revolving Credit Facility.

Letters of Credit

The Company has an arrangement under the Revolving Credit Facility to issue letters of credit, which guarantee the Company's obligations for potential claims exposure for insurance coverage. As of December 31, 2025 and December 31, 2024, outstanding letters of credit totaled $38,677 and $23,474, respectively. The Company incurs letter of credit fees at 4.25% of the related amount outstanding.

Interest Payments

Cash payments for interest were $166,665, $163,999 and $11,923 for the years ended December 31, 2025, 2024 and 2023 respectively. No interest was capitalized during the year ended December 31, 2025, 2024 and 2023.

Interest Income

In connection with the Omni acquisition, debt funds held in escrow prior to the Closing earned interest prior to their release. Interest income for the year ended December 31, 2024 totaled $9,152.

5. Shareholders' Equity

Preferred Stock

There are 5,000 shares of preferred stock with a par value of $0.01 authorized, but no shares have been issued to date.

Cash Dividends

During the year ended December 31, 2025 and 2024, no dividends were declared or paid during the year. For each quarter of 2023, the Board declared and the Company paid quarterly cash dividends of $0.24 per common share.

Share Repurchase Program

(In thousands, except per share data)

On February 5, 2019, the Board approved a stock repurchase plan authorizing the repurchase of up to 5,000 shares of the Company's common stock (the "2019 Repurchase Plan"). The 2019 Repurchase Plan expires when the shares authorized for repurchase are exhausted or the 2019 Repurchase Plan is canceled.

During the years ended December 31, 2025 and 2024, the Company did not repurchase any shares.
As of December 31, 2025, the remaining shares permitted to be repurchased under the 2019 Repurchase Plan were approximately 1,349 shares.

Equity Related to Company's Umbrella Partnership C Structure

Company Series B Preferred Stock

Pursuant to Articles of Amendment to the Restated Charter of the Company filed with the Secretary of State of the State of Tennessee at the Closing (the "Charter Amendment"), the Company established the terms of a new series of preferred stock of the Company designated as "Series B Preferred Stock" (the "Company Series B Preferred Stock"), and, at the Closing, certain Omni Holders received fractional units (the "Company Series B Preferred Units") each representing one one-thousandth of a share of the Company Series B Preferred Stock. Each Company Series B Preferred Unit will, together with a corresponding Opco Class B Unit, be exchangeable at the option of the holder thereof into one share of the Company's common stock. Holders of Company Series B Preferred Units vote as a single class with holders of the Company's common stock and are not entitled to receive any dividends except in the event of a dividend to holders of the Company's common stock in the form of shares of common stock or rights to acquire common stock, in which case the holders of Company Series B Preferred Units will simultaneously receive a dividend of Company Series B Preferred Units or rights to acquire Company Series B Preferred Units, in each case in the same proportion and manner.

Company Series C Preferred Stock

Pursuant to the Charter Amendment, the Company established the terms of a new series of convertible preferred stock of the Company designated as "Series C Preferred Stock" (the "Company Series C Preferred Stock"), and, at Closing, certain Omni Holders received fractional units (each, a "Company Series C Preferred Unit") each representing one one-thousandth of a share of Company Series C Preferred Stock. The liquidation preference of a Company Series C Preferred Unit was equal to $110.00 per unit, subject to adjustment for any in-kind payment of the Annual Coupon as described below (the "Liquidation Preference"). In addition, the Company Series C Preferred Units accrued on each anniversary of issuance a cumulative annual dividend (without any interim accrual) equal to the product of (a) a rate to be fixed at Closing (which equals the rate per annum equal to a spread of 3.50% above the yield payable on the most junior tranche of debt issued in connection with the Transactions, rounded to the nearest 0.25%) multiplied by (b) the Liquidation Preference (the "Annual Coupon"). The Annual Coupon was payable, at the Company's option, in cash or in-kind by automatically increasing the Liquidation Preference in an equal amount. Holders of Company Series C Preferred Units did not have the right to vote with shares of the Company's common stock. Upon the Conversion Approval in June of 2024, all Company Series C Preferred Stock automatically converted, on a one-to-one basis (without payment of any Annual Coupon), into shares of the Company's common stock and are no longer outstanding.

Opco Class B Units

Pursuant to the Opco LLCA, Opco issued Opco Class B Units that are generally equivalent economically to one share of the Company's common stock (other than providing the holder with certain different tax attributes). Holders of Opco Class B Units do not have voting rights in Opco, which is solely managed by the Company, and generally can only be disposed of by the holder by exchanging one Opco Class B Unit and one Company Series B Preferred Unit for one share of the Company's common stock.

Opco Series C-2 Preferred Units

The Opco Series C-2 Preferred Units had substantially the same terms as the Company Series C Preferred Units except that they were issued by Opco, thereby providing the holders with certain different tax attributes, and are automatically convertible upon receipt of the Conversion Approval, into Opco Class B Units and Company Series B Preferred Units, instead of shares of the Company's common stock. Holders of Opco Series C-2 Preferred Units did not have voting rights in Opco. Upon the Conversion Approval in June of 2024, all Opco Series C-2 Preferred Units automatically converted, on a one-to-one

(In thousands, except per share data)

basis (without payment of any Annual Coupon), into Opco Class B Units and Company Series B Preferred Units, and are no longer outstanding.

Noncontrolling Interest

The Company consolidates the financial results of Opco and reports a noncontrolling interest related to the Class B Opco units held by noncontrolling interest holders in its consolidated financial statements.

As of December 31, 2025, the Company holds 31,089 Class A Units in Opco and the existing direct and certain indirect equity holders of Omni ("Omni Holders") hold 8,760 units of Opco designated as Class B Units ("Opco Class B Units") and 8,760 corresponding Company Series B Preferred Units which together are exchangeable into 8,760 shares of Common Stock of the Company. The following tables provide the issuance and exchange activity of the Opco Class B Units, and the corresponding fully diluted noncontrolling interest ownership percentage in the Company based on such exchange activity.

	Opco Class B Units	Opco Series C-2 Preferred Units	Fully Diluted Ownership
Outstanding units at December 31, 2023	—	—	— %
Units issued in the Omni Acquisition	4,435	7,670	
Conversion of Opco Series C-2 preferred units to Opco Class B Units	7,670	(7,670)	
Exchanged into shares of common stock	(2,017)	—	
Outstanding units at December 31, 2024	10,088	—	25.3 %
Exchanged into shares of common stock	(1,328)	—	
Outstanding units at December 31, 2025	8,760	—	22.0 %

As of December 31, 2025, there have been a total of 3,345 Opco Class B Units and corresponding Company Series B Preferred Units exchanged for 3,345 shares of common stock, and such actual exchanges and subsequent issuances represented 10.7% of the outstanding shares of common stock as of the end of such period.

6. Stock Incentive Plan

Stock Incentive Plan

For stock options, restricted shares and performance shares, the Company recorded share-based compensation expense as follows for the years ended December 31, 2025, 2024 and 2023:

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Salaries, wages and employee benefits - continuing operations	$ 11,605	$ 9,120	$ 10,090
Salaries, wages and employee benefits - discontinued operation	—	—	504
Share-based compensation expense	$ 11,605	$ 9,120	$ 10,594

The Company adopted the 2025 Omnibus Incentive Compensation Plan (the "2025 Plan") in June 2025 for the issuance of up to 1,300 common shares. As of December 31, 2025, approximately 1,362 shares remain available for grant under the 2025 Plan after considering the return of forfeited shares to the 2025 Plan.

(In thousands, except per share data)

Stock Options

Certain executives are eligible to receive grants of stock options. Employees may exercise the stock options at anytime after the grant is vested but no later than seven years after the date of grant. Stock options vest over a three-year period from the date of grant. For stock option awards, the exercise price is equal to the price of the Company's common stock on the date of grant. Share-based compensation expense associated with these awards is amortized ratably over the vesting period. The Company estimated the fair value of the grants using the Black-Scholes option-pricing model.

The weighted average grant-date fair value of the stock option awards granted and the weighted average assumptions under the Black-Scholes option-pricing model were as follows for the years ended December 31, 2025, 2024 and 2023.

	December 31, 2025	December 31, 2024	December 31, 2023
Weighted average grant-date fair value	$ —	$ —	$ 39.75
Weighted average assumptions under Black-Scholes option model:			
Expected dividend yield	— %	— %	0.8 %
Expected stock price volatility	— %	— %	32.5 %
Risk-free interest rate	— %	— %	3.8 %
Expected life of awards (years)	0.0	0.0	5.6

Stock option transactions during the year ended December 31, 2025 were as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding as of January 1	280	$ 77.08
Granted	—	—
Exercised	—	—
Forfeited or Canceled	(249)	72.93
Outstanding as of December 31	31	$ 110.26

As of December 31, 2025, the weighted average remaining contractual life of stock options outstanding was approximately one year and exercisable was approximately one year. The total fair value of stock options vested during 2025, 2024, 2023 was $0, for all years. As of December 31, 2025, the total share-based compensation expense related to unvested stock options not yet recognized was $9, and the weighted average period over which it is expected to be recognized is approximately less than one year.

The following table sets forth the exercise price range, number of shares, weighted average exercise price and remaining contractual lives by groups of similar price as of December 31, 2025:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Exercisable as of December 31, 2025	Weighted Average Exercise Price
$100.93 - $115.42	31	3.6	$ 110.26	29	$ 109.85

The total intrinsic value of both outstanding and exercisable stock options was $0. No stock options were exercised during 2025, 2024 and 2023.

(In thousands, except per share data)

Restricted Shares

The Company's primary long-term incentive plan is a restricted share award plan that entitles employees to receive a share of the Company's common stock subject to vesting requirements based on continued employment. Shares granted under the restricted share award plan are restricted from sale or transfer until vesting, and the restrictions lapse in three equal annual installments beginning one year after the date of grant. As of December 31, 2025, there were no dividends paid on a current basis throughout the vesting period. Share-based compensation expense associated with these awards is amortized ratably over the requisite service period. All forfeitures are recognized as incurred.

Restricted share transactions for the year ended December 31, 2025 were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of January 1	382	$ 38.76
Granted	420	30.41
Vested	(162)	42.93
Forfeited	(130)	34.09
Outstanding as of December 31	510	$ 31.96

The weighted average grant-date fair value of the restricted shares granted during the years ended December 31, 2025, 2024 and 2023 were $30.41, $30.66 and $114.46, respectively. The total fair value of restricted shares that vested during 2025, 2024 and 2023 was $4,337, $4,088, and $7,833, respectively. As of December 31, 2025, the total share-based compensation expense related to restricted shares not yet recognized was $9,821, and the weighted average period over which it is expected to be recognized is approximately two and a half years.

Performance Shares

Certain executives and key employees are eligible to receive grants of performance awards. The performance share agreement provides for awards based on achieving certain financial targets, such as targets for earnings before interest, taxes, depreciation and amortization, and the Company's total shareholder return as compared to the total shareholder return of a selected peer group, as determined by the Board. Performance targets are set at the beginning of each three-year measurement period. The share awards are earned over the vesting period, and the number of shares earned is determined based on the cumulative results for the measurement period. The performance agreement provides for employees to earn 0% to 200% of the target awards depending on the actual performance achieved, with no shares earned if performance is below the established minimum target. Performance shares do not receive dividends until the shares are vested. Awards earned are paid in shares of common stock of the Company at the end of the vesting period. Share-based compensation expense associated with these awards is amortized ratably over the vesting period. Depending on the financial target, share-based compensation expense is determined based on the projected assessment of the level of performance that will be achieved. All forfeitures are recognized as incurred.

(In thousands, except per share data)

The grant-date fair value of performance shares granted with a financial target based on the Company's total shareholder return was estimated using a Monte Carlo simulation model. The weighted average grant-date fair value of performance awards granted and the weighted average assumptions under the Monte Carlo simulation model were as follows for the years ended December 31, 2025, 2024 and 2023:

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Weighted average grant-date fair value	$ 35.56	$ 11.87	$ 120.27
Weighted average assumptions under the Monte Carlo simulation model:			
Expected stock price volatility	55.7 %	42.8 %	37.8 %
Weighted average risk-free interest rate	4.3 %	4.7 %	4.2 %

Performance award transactions for the year ended December 31, 2025 were as follows assuming target levels of performance:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of January 1	339	$ 15.88
Granted	208	35.56
Forfeited or unearned	(57)	24.60
Outstanding as of December 31	490	$ 23.22

As of December 31, 2025, the total share-based compensation expense related to unearned performance awards not yet recognized, assuming the Company's current projected assessment of the level of performance will be achieved, was $5,237, and the weighted average period over which it is expected to be recognized is approximately 2 years.

Total tax shortfall realized for tax deductions in the United States related to the exercise of stock options, vesting of restricted stock and vesting of performance awards was $2,476, $4,660, and $2,518 for the years ended December 31, 2025, 2024 and 2023, respectively.

Employee Stock Purchase Plan

Under the 2005 Employee Stock Purchase Plan (the "ESPP"), the Company is authorized to issue up to a remaining 225 shares of common stock to employees. These shares may be issued at a price equal to 90% of the lesser of the market value on the first day or the last day of each six-month purchase period. Common stock purchases are paid for through periodic payroll deductions and/or up to two lump sum contributions.

Employee stock purchase plan activity and related information was as follows:

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Shares purchased by participants under the ESPP	34	44	10
Average purchase price	$ 22.20	$ 17.16	$ 69.81
Weighted average fair value of each purchase under the ESPP granted[1]	$ 2.47	$ 1.91	$ 7.76
Share-based compensation expense for ESPP	$ 89	$ 84	$ 76

[1] Equal to the discount from the market value of the common stock at the end of each six month purchase period.

(In thousands, except per share data)

Director Restricted Shares

Under the 2025 Non-Employee Director Plan approved June 13, 2025, up to 400 common shares may be issued. As of December 31, 2025, approximately 312 shares remain available for grant under the plan.

Under the plan, each non-employee director receives an annual grant of restricted shares of the Company's common stock. The restricted shares vest on the earlier of (a) the day immediately prior to the first annual shareholder meeting that occurs after the grant date or (b) one year after the grant date. Each director may elect to defer receipt of the common shares until the director departs from the Board. If a director elects to defer receipt, the Company will issue deferred stock units in which the director does not have voting rights or other incidents of ownership until the shares are issued. Each deferred stock unit is eligible for a dividend equivalent in the form of additional restricted stock units for each cash dividend paid by the Company.

Director restricted share transactions for the year ended December 31, 2025 were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of January 1	18	$ 18.67
Granted	100	20.41
Vested	(80)	20.11
Forfeited	(6)	20.21
Outstanding as of December 31	32	$ 20.21

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Share-based compensation expense for director restricted shares	$ 1,824	$ 984	$ 1,329

The total fair value of restricted shares that vested during 2025, 2024 and 2023 was $1,597, $488, and $1,424, respectively. As of December 31, 2025, the total share-based compensation expense related to the restricted shares not yet recognized was $292, and the weighted average period over which it is expected to be recognized is less than one year.

7. Income Taxes

The Company is taxed as a corporation and pays corporate federal and state taxes on income allocated to it from Opco based on the Company's economic interest in Opco. Opco's members, including the Company, are liable for federal, state and local income taxes based on their share of Opco's pass-through taxable income. Opco is not a taxable entity for federal income tax purposes. In addition, certain subsidiaries of Opco are corporations that are subject to federal, state and non-U.S. income taxes. The earliest period the Company is subject to examination of federal income tax returns by the Internal Revenue Service is 2021. The state income tax returns and non-U.S. tax filings of the Company are subject to examination by the applicable taxing authorities for various periods, generally up to four years after they are filed.

(In thousands, except per share data)

The Company's income tax (benefit) expense from continuing operations during the years ended December 31, 2025, 2024 and 2023 were the following:

	2025	2024	2023
Current:			
Federal	$ 632	$ 3,625	$ 18,444
State	1,390	178	4,285
Foreign	3,454	4,716	—
Total Current Tax Expense	5,476	8,519	22,729
Deferred:			
Federal	(5,252)	(113,588)	(6,268)
State	208	(19,922)	(2,625)
Foreign	(5,904)	—	—
Total Deferred Taxes	(10,948)	(133,510)	(8,893)
Total Income Tax Expense (Benefit)	$ (5,472)	$ (124,991)	$ 13,836

The Income (Loss) from Continuing Operations before Income Taxes was $(143,575) in the United States and $(3,622) in other countries for the year ended December 31, 2025.

A reconciliation of income taxes computed at the U.S. federal statutory income tax rate (21.0% for 2025, 2024 and 2023) to the provision for income taxes reflected in the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2025, 2024 and 2023 is as follows:

	2025	
Income Taxes at Federal Statutory Rate	$ (30,911)	21.0 %
State and local income tax, net of federal effect	1,448	(1.0)
Foreign Tax Effects	(847)	0.6
Changes in Valuation Allowance	27,193	(18.5)
Non-Controlling Interest	6,421	(4.4)
Other Nondeductible or Nontaxable Items	362	(0.2)
Changes in Unrecognized Tax Benefits	436	(0.3)
Return to Provision	(4,959)	3.4
Intangible Basis Adjustment	(2,145)	1.5
Other	(2,470)	1.7
Total Tax Provision	$ (5,472)	3.7 %

(In thousands, except per share data)

	2024	2023
Tax Expense at the Statutory Rate	$ (262,466)	$ 11,894
State Income Taxes, Net of Federal Income Tax Benefit	(19,538)	1,561
Share-based compensation	(16)	(537)
Other permanent differences	1,743	(36)
Non-deductible compensation	156	1,190
Foreign Tax Rate Differential	(1,019)	—
Federal income tax credits	—	(34)
Change in Valuation Allowance	57,614	—
Non-Controlling Interest	65,772	—
Goodwill Impairment	42,081	—
Other	(9,318)	(202)
Total Tax Provision	$ (124,991)	$ 13,836

The significant components of the deferred tax assets and liabilities at December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets		
Operating Lease Liabilities	$ 15,168	$ 1,318
Net Operating Loss Carryforwards	24,284	12,617
Interest Disallowance	50,587	23,827
Investment in Partnership	43,225	36,179
Other	5,845	3,295
Total Deferred Tax Assets	139,109	77,236
Valuation allowances	(113,247)	(72,508)
Total Net Deferred Tax Assets	25,862	4,728
Deferred Tax Liabilities		
Tax Over Book Depreciation	4,838	4,047
Operating Lease Right-of-Use-Assets	13,976	1,391
Intangible Assets	33,376	37,420
Other	893	39
Total Deferred Tax Liabilities	53,083	42,897
Net Deferred Tax Liabilities	$ (27,221)	$ (38,169)

The Company paid income taxes, net of refunds, of $872, $38,757 and $20,842 for the years ended December 31, 2025, 2024 and 2023, respectively. Cash income taxes paid by jurisdiction during the year ended December 31, 2025 were as follows:

Income Taxes Paid Net of Refunds by Jurisdiction	2025
Hong Kong	$ 2,850
Mexico	1,665
United States Federal	(5,010)
Other	1,367
Total cash income taxes paid	$ 872

(In thousands, except per share data)

As of December 31, 2025, 2024 and 2023 the Company had state operating loss carryforwards of $160,397, $90,747 and $13,240, respectively, that expire between 2025 and 2036. The state net operating loss carryforwards are limited to the future taxable income of separate legal entities. The Company maintains a valuation allowance to reserve against its state net operating loss carryforwards of $8,463 and $5,877 as of December 31, 2025 and 2024, respectively. The Company's state net operating loss valuation allowance increased in 2025 due to additional NOLs generated. The Company has a U.S. federal net operating loss carryforward of $71,966 at December 31, 2025. The Company's U.S. federal net operating loss carryforward can be carried forward indefinitely. The Company continues to recognize a valuation allowance against its U.S. Federal deferred tax assets, including its outside basis difference in Opco, Federal net operating loss carryforward, and IRC section 163(j) interest limitation carryforward. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company assessed the likelihood that its deferred tax assets would be recovered from estimated future taxable income and available tax planning strategies. In making this assessment, all available evidence was considered including economic climate, as well as reasonable tax planning strategies.

A reconciliation of the beginning and ending amount of unrecognized tax benefits as of and during the years ended December 31, 2025 and 2024 is as follows:

Balance at December 31, 2023	$	153
Reductions for settlement with state taxing authorities		(66)
Reductions for tax positions of prior years		(213)
Additions from acquisition of Omni Newco, LLC		2,257
Balance at December 31, 2024	$	2,131
Reductions for settlement with state taxing authorities		(66)
Additions for tax positions of current year		4,437
Balance at December 31, 2025	$	6,502

The Company recognizes income tax benefits from uncertain tax positions where the realization of the ultimate benefit is uncertain. As of December 31, 2025 and 2024, the Company had $6,502 and $2,131, respectively, of unrecognized income tax benefits, all of which would affect the Company's effective tax rate if recognized. At December 31, 2025 and 2024, the Company had accrued interest and penalties related to unrecognized tax benefits of $467 and $394, respectively. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in "Interest expense, net" and "Other operating expenses," respectively.

In connection with the Omni Acquisition, the Company entered into a Tax Receivable Agreement with certain Omni Holders. As of December 31, 2024, the Company recognized a Tax Receivable Agreement liability of $13,295, which equals the amount of Tax Receivable Agreement liability included in the Omni Purchase Price Allocation. The Company reevaluated this liability as of December 31, 2025 and adjusted the liability recorded to $10,580. The Company recorded a valuation allowance against any deferred tax assets associated with tax benefits generated in conjunction with and subsequent to the acquisition which are subject to the Tax Receivable Agreement. Consequently, the Company concluded additional Tax Receivable Agreement payments related to the year ended December 31, 2024 would not be probable based on estimates of future taxable income over the term of the Tax Receivable Agreement, but for the year end December 31, 2025 the Company estimated $968 is payable based on the 2025 taxable income. If other tax attributes subject to the Tax Receivable Agreement are determined to be payable, additional Tax Receivable Agreement liabilities may be considered probable at that time. The determination of the Tax Receivable Agreement liability requires the Company to make judgments in estimating the amount of tax attributes as of the date of exchanges (such as cash to be received by the Company on a hypothetical sale of assets and allocation of gain or loss to the Company at the time of the exchanges taking into consideration partnership tax rules). The amounts payable under the Tax Receivable Agreement will also vary depending upon a number of factors, including tax rates in effect, as well as the amount, character, and timing of the taxable income of Opco in the future and the expected realization of tax benefits with respect to deferred tax assets related to tax attributes subject to the Tax Receivable Agreement. Furthermore, amounts payable under the Tax Receivable Agreement as a result of a change of control may be substantially in excess of the amounts set forth above due to, among other things, contractual provisions that require any such calculation to assume that all applicable tax benefits are used by the Company over the applicable tax years.

(In thousands, except per share data)

The Organization for Economic Co-operation and Development ("OECD"), continues to put forth various initiatives, including Pillar Two rules which include the introduction of a global minimum tax at a rate of 15%. European Union member states agreed to implement the OECD's Pillar Two rules with effective dates of January 1, 2024 and January 1, 2025, for different aspects of the directive and most have already enacted legislation. A number of other countries are also implementing similar legislation. As of December 31, 2025, based on the countries in which we do business that have enacted legislation effective January 1, 2025, the impact of these rules to our financial statements was not material. This may change as other countries enact similar legislation and further guidance is released. We continue to closely monitor regulatory developments to assess potential impacts.

In general, it is the practice and intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. As of December 31, 2025, the Company has not recorded a provision for U.S. or additional foreign withholding taxes on investments in foreign subsidiaries that are indefinitely reinvested. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law, extending several key provisions of the 2017 Tax Cuts and Jobs Act, including, but not limited to, federal bonus depreciation and the expanded limitation on interest deductions under Section 163(j). The Company analyzed the impact of OBBBA and any tax benefits received through additional allowable interest expense and depreciation expense are not recognizable due to the valuation allowance position against federal and state net deferred tax assets.

8. Leases

The Company leases certain land, buildings, equipment and office equipment under finance and operating leases. Equipment includes tractors, straight trucks, forklifts and trailers. Equipment under a finance lease is amortized over the shorter of the lease term or its estimated useful life.

The Company subleases certain facilities to independent third parties. Since the Company is not relieved of its obligation under these leases, a right-of-use lease asset and corresponding operating lease liability is recorded. Sublease rental income was $5,521, $5,457 and $2,991 in 2025, 2024 and 2023, respectively.

The Company does not recognize a right-of-use asset or lease liability with respect to operating leases with an initial lease term of 12 months or less, and recognizes expense on such leases on a straight-line basis over the lease term. The Company does not account for lease components separately from nonlease components. The Company has certain leases that include one or more options to renew, with renewal periods ranging from one to 25 years. The exercise of the lease renewal options is at the discretion of the Company and is included in the determination of the right-of-use asset and operating lease liability when the option is reasonably certain of being exercised. The depreciable life of right-of-use assets and leasehold improvements is limited by the expected lease term. The Company has certain lease agreements for equipment that include variable rental payments based on estimated mileage. The variable rental payments are adjusted for periodically based on actual mileage. In addition, the Company has certain lease agreements that include variable rental payments that are adjusted periodically for inflation based on the index rate as defined by the applicable government authority. The Company's leases generally do not provide an implicit rate, and therefore, the Company applies its incremental borrowing rate using information available at lease commencement or modification to determine the present value of lease payments. The incremental borrowing rate is an estimate based on the interest rate the Company would pay to borrow an amount equal to the lease payments on a collateralized basis and over a similar term, within a similar economic environment. The Company's lease agreements do not contain any residual value guarantees or restrictive covenants.

The Company has contracts with Leased Capacity Providers. Since the contracts explicitly identify the tractors operated by the Leased Capacity Providers, the Company determined the contracts contain an embedded lease. The compensation of Leased Capacity Providers, as specified in the contract, is variable based upon a rate per shipment and a rate per mile. The variable amounts are excluded from the calculation of the right-of-use lease asset and corresponding operating lease liability and are disclosed as variable lease costs. Variable lease costs related to the embedded leases were $368,641 and $434,689, for the years ended December 31, 2025 and 2024, respectively, and were recorded in "Purchased transportation" in the Consolidated Statements of Operations and Comprehensive (Loss) Income.

(In thousands, except per share data)

Total lease cost for 2025 and 2024 was as follows:

		Year Ended	
	Classification	**December 31, 2025**	**December 31, 2024**
Operating lease cost	Operating leases	$ 141,300	$ 122,854
Short-term lease cost	Operating leases	18,315	14,623
Variable lease cost	Purchased transportation, operating leases and other operating expenses	414,409	434,689
Sublease income	Operating revenue	(5,521)	(5,457)
Finance lease cost:			
Amortization of leased assets	Depreciation and amortization	17,568	20,194
Interest on leased liabilities	Interest expense, net	2,846	3,383
Total lease cost		$ 588,917	$ 590,286

Future minimum lease payments under noncancelable operating and finance leases with remaining terms greater than one year as of December 31, 2025 were as follows:

	Operating Leases	**Finance Leases**
2026	$ 133,367	$ 18,174
2027	114,574	13,691
2028	92,866	6,800
2029	71,845	2,483
2030	54,024	983
Thereafter	47,382	4
Total minimum lease payments	514,058	42,135
Less: imputed interest	(80,021)	(3,753)
Present value of future minimum lease payments	434,037	38,382
Less: current portion of lease obligations	(107,026)	(15,995)
Long-term lease obligations	$ 327,011	$ 22,387

The following table summarizes the weighted-average remaining lease term and weighted average discount rate:

	December 31, 2025	**December 31, 2024**
Weighted average remaining lease term (in years):		
Operating leases	4.5	5.1
Finance leases	2.7	3.0
Weighted average discount rate:		
Operating leases	6.6 %	6.4 %
Finance leases	6.4 %	5.8 %

(In thousands, except per share data)

The following table summarizes the supplemental cash flow information for 2025 and 2024:

	Year Ended	
	December 31, 2025	December 31, 2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 133,293	$ 114,574
Operating cash flows from finance leases	2,846	3,384
Financing cash flows from finance leases	17,305	18,323
Right-of-use assets obtained in exchange for finance lease liabilities	12,319	12,404
Right-of-use assets obtained in exchange for operating lease liabilities	$ 111,266	$ 153,009

9. Commitments and Contingencies

Contingencies

On September 26, 2023, Rodney Bell, Michael A. Roberts and Theresa Woods (collectively, the "Original Plaintiffs"), three of our shareholders, filed a complaint against the Company and certain of its directors and officers in the Third District Chancery Court (the "Chancery Court") sitting in Greeneville, Tennessee (the "Shareholder Complaint"). The Shareholder Complaint alleges, among other things, that the Company's shareholders had the right to vote on certain transactions contemplated by the Merger Agreement and sought an injunction against the consummation of the transactions until a shareholder vote was held. The court initially granted a temporary restraining order enjoining the transactions contemplated by the Merger Agreement from closing but later dissolved it on October 25, 2023. Thereafter, the parties to the Amended Merger Agreement completed the Omni Acquisition. On May 2, 2024, Original Plaintiff Michael Roberts, together with the Cambria County Employees Retirement System (together, "Plaintiffs") filed a stipulation and proposed order seeking leave of court to file an amended class action complaint seeking damages, among other forms of relief. Upon receiving leave of court, on May 15, 2024, the Plaintiffs filed the amended complaint ("Second Amended Complaint"). Like the earlier Shareholder Complaint (and subsequent amendment), the Second Amended Complaint challenges the directors' determination not to subject the Omni Acquisition to a shareholder vote and alleges that, in so doing, the Company and certain of its now former directors (collectively, "Defendants," and together with Plaintiffs, the "Parties") violated Tennessee corporate law. The Second Amended Complaint further alleges that certain of the Company's now former directors breached their fiduciary duties to shareholders by depriving them of the right to vote on the Omni Acquisition. Thereafter, on June 14, 2024, Defendants removed the case to the United States District Court for the Eastern District of Tennessee (the "District Court"), Greeneville Division. Plaintiffs filed a motion to remand the case to the Chancery Court, and on March 31, 2025, the District Court granted the motion and remanded the case back to the Chancery Court.

On September 12, 2025, the Parties informed the Chancery Court that they had reached an agreement in principle to resolve the Action (the "Settlement"). The entire settlement amount will be funded by the Company's D&O insurers. In exchange, the Plaintiffs and the class (as defined in the agreements memorializing the Settlement) will grant customary releases in favor of Defendants of all of their claims that were or could have been asserted in the Action. The Settlement remains subject to Chancery Court approval.

By entering into the Settlement, the Defendants are in no way conceding or admitting liability for any of the claims that were or could have been asserted in the Action. The Defendants expressly have denied and continue to deny each and all of the claims asserted in the Action, and maintain that their conduct was at all times proper, in the best interests of the Company and its stockholders, and in compliance with applicable law. Nevertheless, Defendants have determined to enter into the

(In thousands, except per share data)

Settlement solely to put the claims to rest, finally and forever, and to eliminate the uncertainty, risk, costs, and burdens inherent in any litigation, including the Action.

The Company is party to various legal claims and actions incidental to its business, including claims related to vehicle liability, workers' compensation, property damage and employee medical benefits. The Company accrues for the estimated losses from these and other pending claims when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Based on the knowledge of the facts, the Company believes the resolution of claims and pending litigation, taking into account existing reserves, will not have a material adverse effect on the condensed consolidated financial statements. Moreover, the results of complex legal proceedings are difficult to predict, and the Company's view of these matters may change in the future as the litigation and related events unfold.

10. Employee Benefit Plan

The Company sponsors a qualified defined contribution plan covering substantially all employees. Under the defined contribution plan, the Company contributes 25.0% of the employee's contribution up to a maximum of 6.0% of annual compensation, subject to certain limits. The Company contributed $7,081, $4,524 and $2,001 for the years ended December 31, 2025, 2024 and 2023, respectively.

11. Fair Value of Financial Instruments

The Company categorizes its assets and liabilities into one of three levels based on the assumptions used in valuing the asset or liability. Estimates of fair value financial assets and liabilities are based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Model-derived valuations in which one or more significant inputs are unobservable.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024 are summarized below:

	As of December 31, 2025			
	Level 1	Level 2	Level 3	Total
Liabilities under tax receivable agreement	$ —	$ —	$ 10,580	$ 10,580

	As of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Liabilities under tax receivable agreement	$ —	$ —	$ 13,295	$ 13,295

A portion of the liabilities under the Tax Receivable Agreement relate to the contingent consideration associated with potential payments to be made for the tax benefits related to the 700 shares of Company common stock issued at the closing of the Omni Acquisition. The contingent consideration was remeasured based on the current expected future tax benefit payments to be made to certain Omni Holders and such remeasurement resulting in a $2,715 reduction the fair value after considering a range of potential payments of $0 to $24,050 as of December 31, 2025.

Cash, cash equivalents and restricted cash equivalents, accounts receivable, other receivables, and accounts payable are valued at their carrying amounts in the Company's Consolidated Balance Sheets, due to the immediate or short-term maturity of these financial instruments.

(In thousands, except per share data)

The Company's long-term debt is recorded at cost. The fair value is estimated using Level 2 inputs based on observable prices of identical instruments in less active markets. The carrying value and fair value of the Company's long-term debt as of December 31, 2025 is $1,687,248 and $1,813,500, respectively. The carrying value of the long-term debt at December 31, 2024 approximated its fair value.

12. Segment Reporting

Our chief operating decision-maker, who is our Chief Executive Officer, analyzes the results of our business through the following reportable segments: Expedited Freight, Omni Logistics, and Intermodal. Our chief operating decision-maker regularly reviews the operating results and performance of our segments through segment profit to manage operations and make decisions regarding resource allocations. These financial metrics are used to view operating trends, perform analytical comparisons and benchmark performance between periods and to monitor budget-to-actual variances on a monthly basis. Our chief operating decision-maker does not utilize information on segment assets.

The accounting policies applied to each segment are the same as those in Note 1, Operations and *Summary of Significant Accounting Policies*, except for certain self-insurance loss reserves related to vehicle liability and workers' compensation. Each segment is allocated an insurance premium and deductible that corresponds to the self-insured retention limit for that particular segment. Any self-insurance loss exposure beyond the deductible allocated to each segment is recorded in Corporate.

No single customer accounted for more than 10% of the Company's consolidated revenues from continuing operations for the years ended December 31, 2025, 2024 and 2023.

Year Ended December 31, 2025	**Expedited Freight**	**Omni Logistics**	**Intermodal**	**Corporate**	**Consolidated**
External revenues	$ 914,659	$ 1,351,164	$ 229,295	$ —	$ 2,495,118
Intersegment revenues	97,900	—	1,238	—	99,138
	1,012,559	1,351,164	230,533	—	2,594,256
Reconciliation of revenue					
Elimination of intersegmental revenues					(99,138)
Total consolidated revenues					**$ 2,495,118**
Less:					
Purchased transportation	491,917	774,785	76,907	—	
Salaries, wages and employee benefits	210,418	232,138	57,640	35,485	
Operating leases	64,353	114,573	22,312	2,791	
Depreciation and amortization	40,721	93,539	17,929	449	
Insurance and claims	40,746	4,921	11,667	1,636	
Fuel expense	8,985	3,682	7,433	22	
Other operating expenses	85,639	97,364	19,721	40,059	
Segment profit (loss)	**69,780**	**30,162**	**16,924**	**(80,442)**	**36,424**
Reconciliation of segment profit or loss					
Interest expense, net					(180,747)
Foreign exchange (loss) gain					(5,892)
Other (expense) income, net					3,018
Loss before income taxes					**$ (147,197)**

(In thousands, except per share data)

Year Ended December 31, 2024	Expedited Freight	Omni Logistics	Intermodal	Corporate	Consolidated
External revenues	$ 1,044,938	$ 1,196,841	$ 232,319	$ 164	$ 2,474,262
Intersegment revenues	70,225	—	513	—	70,738
	1,115,163	1,196,841	232,832	164	2,545,000
Reconciliation of revenue					
Elimination of intersegmental revenues					(70,738)
Total consolidated revenues					**$ 2,474,262**
Less:					
Purchased transportation	546,458	701,035	73,814	—	
Salaries, wages and employee benefits	242,411	215,518	58,714	19,764	
Operating leases	63,398	96,500	21,599	699	
Depreciation and amortization	41,858	83,542	18,440	139	
Insurance and claims	43,716	12,297	10,251	(1,582)	
Fuel expense	9,733	3,149	8,578	—	
Other operating expenses	99,638	101,206	22,511	86,153	
Impairment of goodwill	—	1,028,397	—	—	
Segment profit (loss)	**67,951**	**(1,044,803)**	**18,925**	**(105,009)**	**(1,062,936)**
Reconciliation of segment profit or loss					
Interest expense, net					189,215
Foreign exchange loss (gain)					(1,093)
Other (expense) income, net					(1,226)
Loss before income taxes					**$ (1,249,832)**

(In thousands, except per share data)

Year Ended December 31, 2023	Expedited Freight	Intermodal	Corporate	Consolidated
External revenues	$ 1,096,810	$ 273,925	$ —	$ 1,370,735
Intersegment revenues	148	118	—	266
	1,096,958	274,043	—	1,371,001
Reconciliation of revenue				
Elimination of intersegmental revenues				(266)
Total consolidated revenues				**$ 1,370,735**
Less:				
Purchased transportation	511,254	74,941	—	
Salaries, wages and employee benefits	226,528	66,925	(5,621)	
Operating leases	61,728	25,685	—	
Depreciation and amortization	37,414	19,991	—	
Insurance and claims	38,294	10,320	1,519	
Fuel expense	10,884	11,121	—	
Other operating expenses	94,545	39,733	57,530	
Impairment of goodwill		—	—	
Segment profit (loss)	**116,311**	**25,327**	**(53,428)**	**88,210**
Reconciliation of segment profit or loss				
Interest expense, net				(31,571)
Foreign exchange (loss) gain				—
Other (expense) income, net				—
Loss before income taxes				**$ 56,639**

Revenue from the individual services within the Expedited Freight segment for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Expedited Freight revenues:			
Network	$ 761,940	$ 854,138	$ 845,949
Truckload	165,889	170,455	159,513
Other	84,730	90,570	91,496
Total	$ 1,012,559	$ 1,115,163	$ 1,096,958

Total revenues and long-lived assets, consisting primarily of property and equipment, net, operating lease right-of-use assets, goodwill and other intangible assets, net, aggregated by the Company's U.S. and non-U.S. operations for the year ended December 31, 2025 are as follows:

	U.S Operations	Foreign Operations
Total Revenues	$ 2,165,076	$ 330,042
Total Long-Lived Assets	$ 2,037,661	$ 102,259

Shareholder Information

Corporate Headquarters
3200 Olympus Boulevard, Suite 300
Dallas, Texas 75019
(817) 552-5270
www.forwardaircorp.com

Independent Registered Public Accounting Firm
KPMG, LLP

Inquiries
Investor Relations
investorrelations@forwardair.com

Transfer Agent
Computershare

https://www-us.computershare.com/investor/Contact

Executive Officers

Shawn Stewart
President and Chief Executive Officer

Jerome Lorrain
Executive Chairman

Jamie Pierson
Chief Financial Officer

Michael L. Hance
Chief Legal Officer and Secretary

Doug Smith
Chief People Officer

Eric Brandt
Chief Commercial Officer

Timothy Osborne
President, U.S. and Canada

Board of Directors

Shawn Stewart
Chief Executive Officer
Forward Air Corporation

Charles L. Anderson
Partner
Ridgemont Equity Partners

Dale W. Boyles
Chief Financial Officer
Warrior Met Coal, Inc.

Robert L. Edwards, Jr.
Co-Founder and Vice Chairman
Ridgemont Equity Partners

Christine M. Gorjanc
Former Chief Financial Officer
Arlo Technologies, Inc.

Jerome Lorrain
Former Chief Operating Officer
CEVA Logistics

Paul Svindland
Chief Executive Officer
Mallory Alexander International Logistics, LLC